SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
Eddie Bauer Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	42-1672352
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15010 NE 36th Street Redmond, WA (Address of principal executive offices)	98052 (Zip Code)
(425) 755-6544
(Registrant’s telephone number, including area code)
Securities to be registered pursuant to Section 12(b) of the Act:
None
Securities to be registered pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Common Stock, par value $0.01 per share	The Nasdaq National Market

		Page

ITEM 1.	BUSINESS	1
ITEM 2.	FINANCIAL INFORMATION	33
ITEM 3.	PROPERTIES	66
ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	68
ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS	70
ITEM 6.	EXECUTIVE COMPENSATION	74
ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	82
ITEM 8.	LEGAL PROCEEDINGS	83
ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	84
ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES	84
ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED	85
ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS	87
ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	88
ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	88
ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS	F-1
EXHIBIT INDEX
EXHIBIT 2.1
EXHIBIT 3.1
EXHIBIT 3.2
EXHIBIT 10.1
EXHIBIT 10.2
EXHIBIT 10.3
EXHIBIT 10.4
EXHIBIT 10.5(A)
EXHIBIT 10.5(B)
EXHIBIT 10.6(A)
EXHIBIT 10.6(B)
EXHIBIT 10.7
EXHIBIT 10.8
EXHIBIT 10.9(A)
EXHIBIT 10.9(B)
EXHIBIT 10.9(C)
EXHIBIT 10.10(A)
EXHIBIT 10.10(B)
EXHIBIT 10.10(C)
EXHIBIT 10.10(D)
EXHIBIT 10.11
EXHIBIT 10.12
EXHIBIT 10.13
EXHIBIT 10.14
EXHIBIT 10.15
EXHIBIT 10.16
EXHIBIT 10.17
EXHIBIT 10.18
EXHIBIT 10.19
EXHIBIT 10.20
EXHIBIT 10.21
EXHIBIT 10.22
EXHIBIT 10.23
EXHIBIT 11
EXHIBIT 21

INFORMATION PRESENTED IN THIS REGISTRATION STATEMENT
      Eddie Bauer Holdings, Inc. was formed in June 2005 as a new parent company in connection with the emergence from bankruptcy of our principal operating subsidiary, Eddie Bauer, Inc. When we use the terms “Eddie Bauer,” “we,” “us,” “our” or similar words in this registration statement, unless the context otherwise requires, we are referring to Eddie Bauer Holdings, Inc. and its subsidiaries, including Eddie Bauer, Inc. For more information on the bankruptcy, see “Item 1. Business — The Spiegel Bankruptcy.”
      In February 2005, we announced our plan to discontinue operating our “Eddie Bauer Home” concept and we closed our final Home store in September 2005. Unless otherwise noted, all financial and statistical information (e.g., number of stores) in this registration statement does not include Eddie Bauer Home. Eddie Bauer Home is reflected as discontinued operations in our financial statements for all periods presented. For more information, see “Item 2. Financial Information — Overview — Predecessor and Successor Entities” and Note 9 to our audited consolidated financial statements included elsewhere in this registration statement.
      All references to our websites in this registration statement are textual references only and information contained on our websites is not incorporated by reference into, and does not otherwise constitute part of, this registration statement.

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      Our fiscal year ends on the Saturday closest to December 31st. The following table reflects our fiscal years:

		Number of
Fiscal	Period	Weeks

2005	January 2, 2005 to December 31, 2005*	52	*
2004	January 4, 2004 to January 1, 2005	52
2003	December 29, 2002 to January 3, 2004	53
2002	December 30, 2001 to December 28, 2002	52
2001	December 31, 2000 to December 29, 2001	52
2000	January 1, 2000 to December 30, 2000	52

*	Consists of a fiscal period from January 2, 2005 through July 2, 2005 for the Predecessor entities and a separate fiscal period from July 3, 2005 through December 31, 2005 for the Successor entities. See “Item 2. Financial Information — Overview — Predecessor and Successor Entities.”

PRIOR DISCLOSURES MADE IN CONNECTION WITH THE BANKRUPTCY
      In connection with our emergence from bankruptcy, we have previously provided information to various audiences, including a disclosure statement dated as of February 18, 2005 and amended as of March 28, 2005 that was provided to creditors involved in the bankruptcy, and various confidential information memoranda that were provided to potential lenders in connection with entering into our senior secured term loan and senior secured revolving credit facility. Such information contained descriptions of our business and projections or assumptions about our business and results of operations going forward. All of such disclosures were made as of the date of the disclosures and reflected our best judgment as of those dates. Facts and circumstances relating to our business and actual and projected results of operations have changed since such dates, and such disclosures have not been updated. Accordingly, you should not rely on any such prior disclosures.

FORWARD-LOOKING STATEMENTS
      This registration statement contains forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” and similar expressions. All of the forward-looking statements contained in this registration statement are based on estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market and other factors. Although we believe such estimates and assumptions are reasonable, they are inherently uncertain and involve risks and uncertainties. In addition, management’s assumptions about future events may prove to be inaccurate. We caution you that the forward-looking statements contained in this registration statement are not guarantees of future performance and we cannot assure you that such statements will be realized. In all likelihood, actual results will differ from those contemplated by such forward-looking statements as a result of a variety of factors, including those factors discussed in “Item 1. Business — Risk Factors.” Except as required by law, we undertake no obligation to update any of these forward-looking statements.

ii

ITEM 1.	BUSINESS
Executive Overview
      Eddie Bauer is a specialty retailer that sells high quality casual sportswear and accessories for the “modern outdoor lifestyle.” Our primary target customers are women and men who are 30-54 years old with an average annual household income of $75,000, who we believe have an emotional connection with the outdoors. Our brand is a nationally recognized brand that we believe stands for high quality, innovation, style and customer service. Founded in 1920, Eddie Bauer has an established reputation in the outerwear market and was ranked as the number three outerwear brand in a survey conducted by Women’s Wear Daily in July 2005.
      We sell our products through two interdependent channels of distribution:

•	retail, which consists of our Eddie Bauer stores and our Eddie Bauer Outlet stores located in the United States (“U.S.”) and Canada; and

•	direct, which consists of our Eddie Bauer catalogs and our websites www.eddiebauer.com and www.eddiebaueroutlet.com.
      As of December 1, 2005, we operated 399 stores, consisting of 291 retail stores and 108 outlet stores in the U.S. and Canada. In fiscal 2004 and for the nine months ended October 1, 2005, we had more than 40 million and 28 million visits, respectively, to our two websites and a circulation of approximately 85 million and 62 million copies, respectively, of our catalogs. In addition, we have joint venture retail operations in Japan and Germany. We also license our Eddie Bauer name to various consumer product manufacturers and other retailers whose products complement our “modern outdoor lifestyle” brand image.
      We aim to offer our customers a seamless retail experience. Customers can purchase our products through either of our sales channels and return or exchange our products at any of our stores, regardless of the channel of purchase. The substantial majority of our U.S. retail stores also offer a direct phone connection to our customer call centers that allows an in-store customer to order for home delivery a particular size, color or item that may not be available in the store, and we intend to offer this service in most of our other U.S. stores within the next year.
      We design, source and quality test all of our products. Although we do not manufacture any of our products, each of our vendors must comply with our Global Labor Practices Program that includes prohibitions against forced labor, child labor, harassment and abuse. Our sourcing and logistics infrastructure is designed to ensure the timely distribution of products to our customers and stores, and our customer call center is designed to deliver a consistently high level of customer service 24 hours a day.
Company History
      In 1920, our founder, Eddie Bauer (1899-1986), opened his first store in Seattle, Washington, to sell outdoor-oriented sporting and recreational clothing and accessories. The first store specialized in sporting goods such as tennis rackets, fishing tackle and golf clubs hand-made by Mr. Bauer. Mr. Bauer’s own experience with hypothermia on a fishing trip in 1923 led to the invention of the down parka, which was patented in 1940. During World War II, the U.S. Army Corps commissioned more than 50,000 “Eddie Bauer B-9 Flight Parkas” designed to help keep pilots warm during high altitude flights. Mr. Bauer also produced 250,000 sleeping bags and many other items to meet military orders. Eddie Bauer was the only government supplier granted permission to put his label in his products, which raised product awareness and built a market for his merchandise. Mr. Bauer believed in high quality products and customer satisfaction. He insisted on allowing any Eddie Bauer product to be returned at any time. While building his business, he hand wrote letters to his customers inquiring about their level of satisfaction and requesting suggestions for improvements. He insisted on complete satisfaction with any Eddie Bauer product or it could be returned for a full refund — a tradition that continues today.
      In 1945, we issued our first mail-order catalog and in 1968 opened our first store outside of Seattle in San Francisco, California. In 1971, we were acquired by General Mills, Inc. We celebrated our first

$100 million in sales in 1983, at which time we operated 27 retail stores. Between July 1988, when we were acquired by Spiegel, Inc. (“Spiegel”) and 2002, our retail stores increased from 27 to 444 and our outlet stores from 3 to 102. In addition from 1990 to 2002, our catalog circulation increased from 61.0 million to 101.6 million (excluding Eddie Bauer Home catalogs). In 1996, we started selling products over the Internet.
      In March 2003, Spiegel, together with 19 of its subsidiaries and affiliates, including our principal operating subsidiary, Eddie Bauer, Inc., filed petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. For more information on the bankruptcy, see “— The Spiegel Bankruptcy.” In June 2005, we emerged from bankruptcy as a stand-alone company for the first time in 34 years.
Our Business Turnaround

Operational Turnaround
      Between fiscal 1997 and fiscal 2001, Eddie Bauer experienced a general downward trend in profitability culminating in a “Loss from continuing operations before income tax expense (benefit)” of $29.6 million in fiscal 2001. Commencing at the end of fiscal 2002 and continuing through the bankruptcy, management, led by our new chief executive officer, implemented a series of initiatives designed to improve profitability by streamlining operations and improving operating margins. These initiatives allowed us to improve “Income from continuing operations before reorganization items and income tax expense (benefit)” from a loss of $29.6 million in fiscal 2001 to income of $103.7 million in fiscal 2004. These initiatives included:

•	Improving our inventory management. We halved our average monthly inventory levels at our distribution center while maintaining the same inventory levels at our stores. We accomplished this reduction in inventory levels by liquidating old inventory at our distribution centers and by placing smaller orders with more frequent deliveries. We reduced our average style count by 47.2%, which we believe was more in line with our competitors.

•	Closing stores and renegotiating leases. We closed 88 stores, including several of our larger stores opened during our expansion in the 1990s, during the reorganization process due to underperformance or as part of normal-course operations. We also liquidated excess inventory, renegotiated 195 retail store leases and 68 outlet leases and opened or authorized the opening of 32 new stores.

•	Reducing our corporate workforce. We reduced our workforce at our corporate headquarters in Redmond, Washington, from 725 as of March 31, 2003 to 524 employees as of October 1, 2005.

•	Streamlining our “back-end” operations. “Back-end” logistics operations were streamlined through the sale of some of the facilities that were not optimally suited for our operations, the consolidation of all U.S. logistics, fulfillment and distribution services and support activities to our facility in Groveport, Ohio, the relocation of our principal customer call center to Saint John, New Brunswick, Canada and the reduction of headcount in our information technology group located in Westmont, Illinois.
      While these initiatives were being implemented, we were restricted in our ability to conduct our business and implement other initiatives since we were involved in the bankruptcy process as a subsidiary of Spiegel. These other initiatives included, among other things, recruiting top-level management and making important investments in our business.

Revitalizing the Brand
      In 2004, we began focusing directly on increasing net sales, which have declined every year since 1999, from $1.6 billion in fiscal 2000 (the first year for which financial statements excluding Eddie Bauer Home are available) to $1.0 billion in fiscal 2004 and from $657.6 million for the nine months ended October 2, 2004 to $640.8 million for the nine months ended October 1, 2005. In addition, with the exception of modest gains in the third quarter of 2003, the fourth quarter of 2004 and the first two quarters of 2005, comparable store sales, which we define as net sales from stores that have been open for one complete fiscal year, have also decreased in every quarter since 1999. Our customer database has also decreased, from approximately 8.9 million customers at the end of fiscal 2000 to approximately 7.5 million customers at the end of fiscal 2004.
      We believe one of the key reasons for our declining net sales and declining traffic in our stores is lackluster product design that has resulted, over time, in a stale brand image. Despite these issues, the Eddie Bauer brand continues to be a well-recognized brand with high brand awareness and relatively high favorability among specialty retailers (according to a 2004 study commissioned by us and conducted by Harris Interactive, in 2004 Eddie Bauer had the second highest aided brand awareness among six U.S. casual apparel retailers that target adults, including Gap, Banana Republic, L.L. Bean, Lands’ End and J. Crew, with aided awareness defined as a person’s expressing familiarity with a brand when it is read from a list). However, we believe our target customer does not find the brand to be relevant enough to today’s lifestyle.
      Our principal turnaround objective is to revitalize the Eddie Bauer brand as a premium brand for the “modern outdoor lifestyle.” Our brand is authentic — it is named after our founder, Eddie Bauer. Our company’s heritage provides us with the foundation upon which we are launching a reinvigorated brand — a love for the outdoors, quality you can trust, passionate product design, great customer service, a spirit of innovation, and creative marketing. This foundation is key to our turnaround and the basis of our strategy going forward.
      We intend to accomplish this revitalization by making significant changes to our product line to generate excitement about our brand both from our core customers and from potential new customers. However, we must strike the right balance in focusing on a redesigned Eddie Bauer that appeals to new customers while retaining our core customers.

The Fall/ Holiday 2005 Re-Launch of the Brand
      We believe being relevant for our customers is first and foremost about having the right product offering. We took our first significant step in this process with the August 2005 launch of a significantly redesigned line for Fall/ Holiday 2005 aimed at enhancing the style relevance and image of the Eddie Bauer brand. We hired a new Chief Merchandising Officer and a new head of design in the summer 2004 to substantially redesign our existing clothing lines. The new collection incorporated a wider range of color, more novelty pieces and updated products with improved style, fit and more premium fabric, trim and hardware. We created new catalogue imagery that focused on brand communication and provided our stores with new ways to merchandise and display the apparel and accessories. In addition, we hired a new vice president of marketing and engaged in a high profile public relations and marketing initiative in New York City during the holidays to promote our down collection.

Initial Results
      We understand that in making significant changes to our collection, we face numerous risks. See “— Risk Factors — Risks Related to Our Business — We may not be able to revitalize Eddie Bauer as a premium brand.” We expected to experience some sales declines due to discontinued products, but we anticipated that we could offset this decrease with new customers and with more purchases by our core customers. As of December 10, 2005, initial results have not lived up to our expectations and indicate that our customers did not respond positively to all of the changes we made to our product offerings. Compared to the same quarter in the prior year, net sales for the third quarter of 2005 were down $18.3 million, or approximately 8.2%, and comparable store sales declined by 4.3%. Preliminary results for the fourth quarter of 2005 through December 10, 2005 show comparable store sales were down 7.8% compared to the same period in the prior year. Weaker than anticipated retail and direct sales for the fourth quarter, along with the infrastructure and compliance costs associated with being a stand-alone company since our emergence from bankruptcy, will result in operating income for the fourth quarter and fiscal 2005 that will be materially lower than the comparable periods in fiscal 2004. If customers continue not to purchase at the levels we had anticipated, we may continue to experience decreased net sales and decreased comparable store sales for the next few quarters.

Capitalizing On What We Have Learned
      It starts with the product. Although initial results have not lived up to our expectations, we believe that they have provided us with several important insights on which to continue our turnaround efforts to return the brand to relevance and sales growth. In our efforts to reinvigorate the Eddie Bauer brand, we did not pay enough attention to our core customers’ preferences.

•	In order to generate interest and excitement about our brand, we introduced a broad palette of color to many of our product offerings, and we focused our energies on the design of novelty pieces. While our customers responded well to some novelty items, they did not purchase products in the brighter colors. Going forward, we plan to increase our focus on basics and seasonal basics and balance the overall collection with novelty pieces and seasonally appropriate colors.

•	We offered winter-weight down jackets and vests in early fall, which was not the right timing for the offering given the unseasonably warm weather. Our marketing efforts did not maximize our brand heritage in the down category. We plan to leverage our strong brand recognition in the down category, especially in outerwear and cold weather accessories, with expanded assortments. In addition, we will offer lightweight down products in both fall and early spring thereby extending the selling season.

•	We lost ground in our largest departments - Women’s and Men’s bottoms - by having lackluster styling and missing on fits, quality and presentation, as well as washes in denim. We plan to regain penetration and authority in this category by improving the choice of fabric, fit, construction, styling details and overall selection to meet our customers’ preferences.

•	We changed the approach and style of our selling tools to focus more on communicating the premium brand image. While we need to present a unified brand image through multi-channel messaging, we need to be more direct in speaking to our customers about our products in order to generate sales.
      We believe we have learned important lessons from this re-launch. We are aggressively implementing changes based on our insights across all channels, however, because of lengthy product lead times and the catalog production cycle, it may be several quarters before we can implement some of these efforts and begin to see the benefits.

Continuing Our Turnaround Through Other Initiatives
      In addition to revitalizing our brand, we are committed to stabilizing and turning around our business by implementing new initiatives, some that we were not able to implement until our emergence from bankruptcy, including:

•	Increase profitability at our retail stores and start rebuilding our customer database as well as making investments to improve our websites;

•	Continuing to augment our senior management team;

•	Improving the customer’s experience by making our stores more appealing, improving the presentation of our products in our catalogs and on our websites, and improving the quality of customer service in our stores and at our call centers; and

•	Further streamlining our back-end operations to optimize productivity.
      For more information on these initiatives, see “— Our Strategy.”
      Although we believe our strategies will help stabilize our business in the long term, this process comes with significant risks and challenges, as discussed in more detail under “— Risk Factors.” In addition, this process will take time, and we are still in the middle of trying to stabilize our business. As a result, even if we are successful, we may not see improvements in our results of operations in the near term. We also face numerous challenges as a result of our involvement in the Spiegel bankruptcy process, including being required to incur significant additional indebtedness upon our emergence from bankruptcy. See “— Risk Factors — We face numerous challenges as a result of our involvement in the Spiegel bankruptcy process.”

Our Products
      Our apparel lines consist of clothing for active women and men, including outerwear, pants, jeans, dresses, skirts, sweaters, shirts, sleepwear and underwear. We offer a wide variety of options in fabric, color, style, fit and size and a mix of basic offerings and seasonal collections. In addition, we offer accessories such as scarves, belts, hats, jewelry, backpacks, bags and footwear that complement our outdoor-inspired apparel lines.
Our Market
      We are a specialty retailer operating through our retail and outlet stores, catalogs and Internet websites, and our primary target customers are women and men who are 30-54 years old with an average annual household income of $75,000. According to the 2006 Apparel Market Research Yearbook published by Richard K. Miller & Associates, in 2004, apparel spending in the United States by women and men between the ages of 35 and 54 totaled $31 billion and $17 billion, respectively. According to the Bureau of Labor Statistics, women between the ages of 45 and 54 spend more on apparel than any other segment of the population and belong to the highest household income bracket. We intend to capitalize on this market opportunity by leveraging our established reputation and brand image among that demographic group that has historically spent a larger portion of discretionary income on specialty apparel.
Our Strengths
      We believe we possess the following strengths that we will use to stabilize our business:

Established brand heritage and awareness. Our company was founded in 1920 by Eddie Bauer, an outdoorsman and innovator with a strong dedication to his customers. We believe the Eddie Bauer brand has a long established reputation for high quality products, innovation, strong customer service and leadership in outerwear. According to a 2004 study commissioned by us and conducted by Harris Interactive, in 2004 Eddie Bauer had the second highest aided brand awareness among six U.S. casual apparel retailers that target adults, including Gap, Banana Republic, L.L. Bean, Lands’ End and J. Crew. Aided awareness is defined as a person’s expressing familiarity with a brand when it is read from a list. In addition, DNR magazine ranked the Eddie Bauer brand as the 20th best-known men’s brand among the top 50 best known brands in its November 21, 2005 issue. As a result, in our efforts to reintroduce customers to our brand, we plan to leverage our existing brand awareness and established reputation to revitalize Eddie Bauer as a premium brand.

Recognized strength in outerwear. We believe that Eddie Bauer has consistently been recognized for its high quality, outdoor-inspired outerwear collections. In 1936, we manufactured our first quilted goose down insulated garment, the Skyliner jacket, which was patented in 1940. Throughout our history, we have outfitted notable scientific and exploratory expeditions in Eddie Bauer outerwear. James Whittaker was wearing Eddie Bauer outerwear when he became the first American to summit Mt. Everest in 1963. We continue to be named among the top outerwear brands, and in July 2005, Eddie Bauer was ranked third among the top 10 best-known outerwear brands by Women’s Wear Daily. We intend to continue to use this established strength as we design and market our outerwear apparel to serve our existing customers and attract new customers.

Already focused on significant market segment. We believe our brand appeals most to customers between the ages of 30 and 54. We believe this segment provides an attractive growth opportunity for us. Unlike many of our competitors who are expanding their marketing strategies and product offerings as well as starting new concepts to appeal more to this segment, we have traditionally focused on this segment and believe this provides us with an advantage over these competitors.

Seamless distribution network. We believe we offer customers a seamless retail experience by allowing them to order our products through either of our sales channels and return or exchange them at any of our Eddie Bauer stores or Eddie Bauer Outlet stores, regardless of the channel of purchase. In addition, the substantial majority of our U.S. retail stores offer a direct phone connection to our customer call centers that allows an in-store customer to order for home delivery a specific item that may not be available in the store. We believe these conveniences increase customer loyalty and strengthen our brand awareness, while increasing our sales across all of our channels. In addition, our distribution network allows us to expand our product offering by allowing us to offer a wider range of sizes through our catalogs and websites.

Experienced senior management team. Over the last 18 months, we have hired several key executives across a broad range of areas such as merchandising, design, marketing, creative, legal and finance. Members of our senior management team have significant experience in senior management positions at retail apparel companies and public companies, including at H&M (Hennes & Mauritz AB), J. Crew, Tommy Hilfiger, Banana Republic, Ann Taylor and Starbucks. In addition, our board of directors has substantial experience in the retail business, including Lands’ End, the Limited Brands, Estée Lauder and Target. We believe their collective experience will help us turn our business around and revitalize Eddie Bauer as a premium brand.

Ability to control inventory in our direct channel. We target our best customers to receive preview catalogs with incentives to purchase items prior to the official launch of a new season. Customer response to these preview catalogs is important information we use to adjust our product offerings in our direct channel and also enables us to better plan inventory commitments and assortments.

Licensing opportunities support our “modern outdoor lifestyle” brand image while providing a steady stream of revenue. We license our Eddie Bauer name to various consumer product manufacturers and other retailers whose products complement our “modern outdoor lifestyle” brand image. For example, Ford Motor Company licenses the Eddie Bauer name and logo on premium Explorer and Expedition models and American Recreation Products, Inc. uses our name on camping gear. These licensing opportunities not only enhance and extend our lifestyle brand, but also provide a steady stream of revenue. We received $18.5 million and $11.0 million in royalty revenues in fiscal 2004 and for the nine months ended October 1, 2005, respectively, relating to our licensing arrangements.

Our Strategy
      We intend to continue our turnaround and improve our operating results through the following key business strategies:

Revitalizing our brand as a premium brand by offering premium products. We believe we need to reestablish Eddie Bauer as a premium brand by making our products more relevant to our core customers and attractive to new customers. We have hired a new Chief Merchandising Officer and a new head of design to substantially redesign our existing clothing lines with improved style, fit and higher quality fabric, trim and hardware. We have also introduced new apparel items and offer a wider variety of size and fit options as well as color choices. We believe these actions will reinvigorate our brand, capture new customers and continue to interest our core customers.

Increasing profitability across both of our channels. We intend to increase sales per square foot realized in our retail stores through several means, including increasing traffic into our retail stores. We believe that approximately 5,500 square feet is the appropriate size for most of our retail stores, because we believe it allows us to achieve the correct balance among product assortment, displays, inventory and sales. Currently, approximately 20% of our stores are close to our desired store size. We are in the process of realigning our remaining stores, mainly through down-sizing stores and opening new stores in select locations based on a more uniform size and configuration that we believe will improve the sales per square foot realized in the store. We also seek to increase the sales per square foot realized in our retail stores by introducing higher priced premium product classifications with improved fit and higher quality fabric, trim and hardware and increasing the dollars per transaction. We intend to increase sales through our direct channel by balancing our product assortment and revising our product presentation to better appeal to our catalog customers.

Continuing to augment our senior management team. Although over the last 18 months we have hired several key executives, we are still in the process of recruiting additional executives to complete our senior management team. We anticipate that recruiting will become less difficult now that we have emerged from bankruptcy and can offer our equity program to senior executives.

Improving the customer’s experience. We plan to improve the customer experience in each of our sales channels to increase sales across our entire business. In our stores, we aim to create appealing window arrangements to make our stores more interesting and drive traffic into our stores. We plan to establish a consistent store image to make the customer feel familiar in each store. We display multiple head-to-toe outfits to show our customers how to wear our apparel to encourage multiple purchases by customers. In our direct channel, we intend to improve the presentation of our redesigned apparel lines in our catalogs and on our websites by tightening the focus of our catalog and Internet marketing to customers who we believe fit our target profile and by replenishing our customer database which was negatively impacted by the liquidation of First Consumers National Bank, or FCNB. See “— The Spiegel Bankruptcy” for more details. We also seek to continuously improve the quality of service in our stores and at our call centers to be more responsive to customer questions and comments.

Optimizing productivity of our back-end operations. As a result of the Spiegel reorganization process, we inherited many back-end infrastructure operations that we are in the process of streamlining to better fit our business and to reduce costs. For example, we aim to improve our information technology operations by eliminating unnecessary or duplicative applications. We also seek to improve our sourcing operations by reducing the number of vendors and countries from which we source to attain volume pricing and more consistent quality. We also aim to make our distribution center more productive and to improve our inventory control through better planning and coordination of our design, sourcing, distribution, planning and allocation operations.

Our Design and Merchandising
      Our in-house design team aims to create products that reinforce our brand image by designing and merchandising products that incorporate quality fabrics and construction as well as provide comfortable, consistent fits and relevant detailing for men and women.
      The design process begins with our designers’ development of four seasonal collections 10 to 12 months in advance of each season. Our design team regularly travels nationally and internationally to develop color, fabric and design ideas. Once the design team has developed a season’s color palette and design concepts, they build a complete prototype sample collection to evaluate the details, such as how color takes to a particular fabric, how a fabric performs to our fit specifications, and the overall look and feel of the garment with our coordinated accessories.
      Our designers then create a sample collection and present it in a still life presentation format so our merchandising teams can select which items to market in each of our sales channels and edit the collection as necessary to increase its commercial strength. Our teams communicate regularly and work closely with each other to leverage market data, ensure the quality of our products and remain true to a unified brand image. Our technical design teams develop construction and fit specifications for every product, ensuring quality workmanship and consistency across product lines. We are able to efficiently offer an assortment of styles within each season’s line while still maintaining a unified brand image, because our product offerings originate from a single concept collection. As a final guarantee of brand image consistency, senior management reviews the four seasonal collections before selections are finalized.
      Apparel products designed for our outlet stores follow the same design and merchandising process as core products designed for our retail stores, with the same level of quality and fit, but with slightly less expensive fabrics and trims.
Our Sales Channels
      We distribute our apparel and accessories through our retail channel, which consists of our network of retail and outlet stores, and through our direct channel, which consists of our Eddie Bauer catalogs and our websites located at www.eddiebauer.com and www.eddiebaueroutlet.com.

Retail Channel
      In fiscal 2004 and for the nine months ended October 1, 2005, our retail channel generated net sales of $766.0 million and $466.6 million, respectively, comprising 73.1% and 72.8% of our net sales, respectively.
      Retail Stores. Our retail stores are generally located in regional malls, lifestyle centers such as University Village in Seattle, Washington, and in metropolitan areas. We also have stores in smaller markets where we believe a concentration of our target customers exists. We believe situating our stores in desirable locations is key to the success of our business, and we determine store locations based on several factors, including geographic location, demographic information, presence of anchor tenants in mall locations and proximity to other higher-end specialty retail stores. Our retail stores are designed and fixtured to create a distinctive and inviting atmosphere, with clear displays and information about product quality and fabrication.
      We train our retail sales associates to provide good customer service and to create appealing head-to-toe outfit displays to show our customers how to wear our apparel to encourage multiple purchases by customers. To provide our sales associates with an incentive to deliver superior customer service and to drive sales, each retail sales associate’s compensation consists of a base hourly rate supplemented by eligibility for incentive bonuses based on overall store performance. Our associates are eligible to earn an incentive based on monthly store sales thresholds, payable after the end of each month in which the threshold sales goal has been met. We believe our compensation practices enable us to maintain high standards of visual presentation of our product and customer service in our stores.
      We believe that approximately 5,500 square feet is the appropriate size for most of our retail stores, as we believe it allows us to achieve the correct balance between product assortment, inventory and sales. Currently, approximately 20% of our stores are close to our desired store size. We are in the process of realigning our remaining stores, mainly through down-sizing and opening new stores in select locations with a more uniform size and configuration that we believe will improve the sales per square foot realized in the store. Additionally, we intend to increase the sales per square foot and comparable store sales by, among other things, adding higher-priced premium product classifications with improved fit and higher quality fabric, trim and hardware and increasing the dollars per transaction.
      As of December 1, 2005, we operated 254 retail stores in the U.S. and 37 retail stores in Canada. In order to increase the company’s net sales we intend to close under-performing retail stores as their leases expire and open new retail and outlet stores. The number of stores we ultimately open during any given year will depend on our ability, among other things, to obtain suitable locations on favorable terms, our working capital, general economic conditions and the terms of our debt agreements. See “Item 3. Properties.” In fiscal 2006, we intend to open approximately 20 additional retail stores and close approximately 25 retail stores in the U.S. and Canada. Our retail stores generated net sales of $529.8 million and $308.9 million in fiscal 2004 and for the nine months ended October 1, 2005, respectively, comprising 50.6% and 48.2% of our net sales, respectively.
      Outlet Stores. Our outlet stores target customers seeking Eddie Bauer apparel at lower prices. Our outlet net sales consist of apparel designed exclusively for the outlet stores and excess inventory from our retail stores, and we regularly monitor this mix. Apparel products designed for our outlet stores leverage the same design process and brand image principles, as well as quality standards, as apparel sold in our retail stores, but with less expensive fabrics and hardware and are typically priced at least 20% to 40% below full retail price.
      As of December 1, 2005, we operated 108 outlet stores in the U.S. and Canada. Our outlet stores are located predominantly in outlet centers, value strip centers and “destination” outlet areas such as Palm Springs, California, and Hilton Head, South Carolina. See “Item 3. Properties.” In fiscal 2006, we expect to open 12 additional outlet stores in the U.S. and do not expect to close any outlet stores.
      Sales associates in our outlet stores adhere to similar customer service practices as in our retail stores, and are trained to help customers locate styles similar to those they have seen in our retail stores, catalogs or websites. The compensation strategy for our outlet sales associates is the same as that of our retail sales associates.
      Our outlet stores generated net sales of $236.2 million and $157.7 million in fiscal 2004 and for the nine months ended October 1, 2005, respectively, comprising 22.5% and 24.6% of our net sales, respectively.

Direct Channel
      Our direct channel consists of our catalog and website operations, both of which we believe reinforce our brand image and drive sales across both of our sales channels. Our catalogs and websites offer most of our product line in the available colors, styles and sizes, as well as certain products, such as swimwear and footwear, and a wider range of styles and sizes, including petite, tall and plus, that are not available in our stores. The substantial majority of our U.S. retail stores offer a direct phone connection to our customer call centers that allows an in-store customer to order for home delivery a particular size, color or item that may not be available in the store, and we intend to offer this service in most of our other U.S. stores within the next year. We account for these sales under direct sales. In addition, our website and catalogs are linked through our “Catalog Quick Order” feature, which allows a customer to input a catalog item number to place an order on the website.
      As of December 1, 2005, we maintained a customer database of approximately 7.4 million customers, of which 4.5 million were households that had purchased from us at least once in the past 12 months, and 2.5 million were customers with e-mail addresses, who receive regular promotional e-mails from us. We update our customer database in six month intervals at the end of June and December of each year. Our customer database enables us to analyze customer purchases by numerous metrics, including frequency and average transaction size, which allows us to implement more advanced circulation and strategic marketing programs. We focus on continually improving the segmentation of our customer database and the acquisition of additional customer names from several sources, including our retail stores, our websites, list rentals and list exchanges with other catalog companies.
      In fiscal 2004 and for the nine months ended October 1, 2005, our direct channel generated net sales of $277.2 million, and $174.0 million, respectively, comprising 26.5% and 27.2% of our net sales, respectively. We believe that the increasing trend of consumers’ shopping via the Internet will drive growth in our Internet sales, offsetting anticipated declines in our catalog sales.
      Catalogs. In fiscal 2004 and for the nine months ended October 1, 2005, we distributed 23 and 16 catalog editions, respectively, with a circulation of approximately 85 million and 62 million copies, respectively, and consisting of a total of 10.8 billion and 7.2 billion pages, respectively. Our top catalog customers receive a new catalog every two to three weeks. In addition, we target our best customers to receive preview catalogs with incentives to purchase items approximately 10 to 12 weeks prior to the official launch of a new season. Customer response to these preview catalogs is important information we use to adjust our product offerings in our direct channel and also enables us to better control inventory commitments and assortments. All creative work on our catalogs is coordinated by our in-house personnel, and we believe this allows us to shape and reinforce our brand image.
      Websites. Our www.eddiebauer.com and www.eddiebaueroutlet.com websites were launched in 1996 and 1999, respectively, and allow our customers to purchase our merchandise over the Internet. We design and operate our websites using an in-house technical staff. Our websites emphasize simplicity and ease of customer use while integrating our brand’s “modern outdoor lifestyle” imagery used in our catalogs. In fiscal 2004 and for the nine months ended October 1, 2005, our websites had over 40 million and 28 million visits, respectively. Our website has received numerous awards, including winning top honors in the e-commerce category in the Keynote Systems Keynote Performance Awards in October 2004 and being named a “Top 50 Best of the Web” online retailing website for 2005 by Internet Retailer in November 2005.
      We conduct online advertising and send targeted e-mails to reach customers looking to purchase apparel and accessories over the Internet. We advertise with MSN, AOL, Amazon and Yahoo by placing banners on their webpages. In addition, we have Google- and Yahoo-sponsored listings for which we pay a cost-per-click for sponsorship of accessory and apparel key word phrases for search. Our online advertising allows us to avoid incurring significant marketing costs and to target many different segments of our customer base in a cost-effective manner.

Our Joint Ventures
      To extend the reach of the Eddie Bauer brand, we have two joint ventures, one in Japan and one in Germany. We have granted the joint ventures the right to sell in their markets a mixture of Eddie Bauer apparel and accessories from the U.S. core assortment in addition to products developed by the joint venture partner exclusively for the joint ventures. As a minority participant in both of the joint ventures, we do not determine the strategic direction of either joint venture. However, in each case, through board participation and our license agreement, we provide oversight and also retain the right to approve all products offered by the joint ventures that carry the Eddie Bauer brand. We assist both joint ventures in building an appropriate product line, approving new store designs and site locations and ensuring consistency of the Eddie Bauer brand.
      We provide the joint ventures with access to our designs, sourcing network, marketing materials, catalog photography, page layouts and general operational knowledge. In exchange, we receive a royalty payment on all products sold plus our share, as an equity holder, in the earnings or losses of each joint venture. As of January 1, 2005, our equity investment balances were $9.8 million and $4.8 million in Eddie Bauer Japan and Eddie Bauer Germany, respectively. See Note 7 to our combined financial statements included elsewhere in this registration statement. We are no longer required to subsidize the operating losses of either joint venture.

Eddie Bauer Japan
      We own 30% of Eddie Bauer Japan, a joint venture with Otto-Sumisho, Inc. (a joint venture company of Otto KG, a former Spiegel affiliate, and Sumitomo Corporation). Eddie Bauer Japan currently operates 37 retail stores and nine outlet stores, distributes six major catalogs annually and operates a website located at www.eddiebauer.co.jp. A substantial majority of the products sold by Eddie Bauer Japan are Eddie Bauer products while the remaining products are developed exclusively for the joint venture. Eddie Bauer Japan sources all of the U.S. designed Eddie Bauer products from our two principal sourcing agents, Eddie Bauer International, Ltd. and Eddie Bauer International (Americas), Inc., both of which are subsidiaries of Otto KG. Eddie Bauer Japan sources the majority of its exclusive products from outside vendors, but we retain the right to approve all vendors under the guidelines of our Global Labor Practices Program. See “— Our Product Sourcing — Our Global Labor Practices Program.”
      In Japan, the joint venture’s net sales were $120.2 million in fiscal 2004 and $86.0 million for the nine months ended October 1, 2005, as reported by Eddie Bauer Japan. As of October 1, 2005, we had contributed approximately $9.3 million to the joint venture (net of dividends received of $0.3 million). In fiscal 2004 and for the nine months ended October 1, 2005, we received approximately $3.8 million and $2.9 million, respectively, in royalties from the joint venture and recorded income of approximately $1.0 million and $0.4 million, respectively, for our equity share.

Eddie Bauer Germany
      We own 40% of Eddie Bauer Germany, a joint venture with Heinrich Heine GmbH and Sport-Scheck GmbH (both former Spiegel affiliates and subsidiaries of Otto KG). Eddie Bauer Germany currently operates ten retail stores and one outlet store, distributes eight major catalogs annually and operates a website located at www.eddiebauer.de. A substantial majority of the products sold in Germany are U.S. designed Eddie Bauer products while the remaining products are developed exclusively for the joint venture. Eddie Bauer Germany sources the traditional Eddie Bauer products from Eddie Bauer International, Ltd. and Eddie Bauer International (Americas), Inc. Eddie Bauer Germany sources the products that are developed exclusively for Eddie Bauer Germany from outside sources, but we retain the right to approve all vendors under the guidelines of our Global Labor Practices Program. See “— Our Product Sourcing — Our Global Labor Practices Program.”
      In Germany, the joint venture’s net sales were $92.0 million in fiscal 2004 and $64.8 million for the nine months ended October 1, 2005, as reported by Eddie Bauer Germany. As of October 1, 2005, we had contributed approximately $15.7 million to the joint venture (with no dividends received). In fiscal 2004 and for the nine months ended October 1, 2005, we received approximately $2.5 million and $1.5 million, respectively, in royalties from the joint venture and recorded income of approximately $2.6 million and a loss of $1.0 million, respectively, for our equity share.
Our Licensing
      We selectively license our brand name and logo to be included on products sold by other companies to enhance and extend the Eddie Bauer brand. We received $18.5 million and $11.0 million in royalty revenues in fiscal 2004 and for the nine months ended October 1, 2005, respectively, relating to our licensing arrangements.
      We seek licensees who are leaders in the outdoor, juvenile, home and personal categories. We typically enter into multi-year license agreements with one licensee per product category to prevent price competition and market saturation of the brand. Our top licensing agreements by royalty revenues received for the nine months ended October 1, 2005 were Cosco Management, Inc. (a subsidiary of Dorel Industries Inc.) for infant and juvenile car seats and strollers; Skyway Luggage Company for luggage and travel accessories; American Recreation Products, Inc. for camping gear; Ford Motor Company, which uses the Eddie Bauer name and logo on premium Explorer and Expedition models and The Lane Company (a division of Furniture Brands International) for home furnishings. In each of our licensing arrangements, we work closely with our licensees and have a final right of approval to ensure our brand is consistently presented.
      As part of our emergence as a stand-alone company, we have recently closed our Eddie Bauer Home operations and are pursuing additional licensing opportunities in the home furnishings category.
Our Marketing

Our Marketing Strategy
      Our marketing strategy is designed to present a consistent and unified brand image to increase traffic, purchase frequency and sales through both of our sales channels and create an emotional connection between our target customers and the Eddie Bauer brand. Our target customers are women and men, ages 30-54 that desire high quality casual sportswear. We believe that our customers lead a busy, engaged lifestyle and expect to find easy, comfortable and stylish apparel and non-apparel solutions from Eddie Bauer. Our goal is to create marketing campaigns that amplify our seasonal merchandising messages to make our target customers aware of new merchandise, special events and sale offers. Our primary methods of driving traffic to our sales channels are extensive catalog and e-mail circulation, product presentation in our store windows, mall advertising and online advertising. We also receive frequent press coverage from independent publications such as Oprah, In Style and Men’s Journal. This coverage features our new merchandise and further solidifies our brand image. We believe that our licensing arrangements also extend and enhance the reach of the Eddie Bauer brand.
      To increase purchase frequency, we utilize our customer database of approximately 7.4 million customers to monitor customer purchase patterns so we can better target segments of our customer database with specific marketing programs. On a monthly basis, our direct mail programs and e-mails allows us to further strengthen our current customer relationships and to attract lapsed customers to shop the brand again. In addition to our own database, we regularly send catalogs to third party databases to attract new customers to the brand. We also increase customer loyalty with special programs for our private label credit card holders and loyalty programs in the U.S. and Canada that provide incentives for customers to shop more at Eddie Bauer.
      Marketing expenses accounted for 10.8% and 9.8% (including catalog production costs) of our net sales in fiscal 2004 and for the nine months ended October 1, 2005, respectively.

Our Private-Label Credit Card
      We also seek to increase customer loyalty and sales by offering customers our private-label Eddie Bauer credit card through a third party, World Financial Network National Bank (“WFNNB”), a subsidiary of Alliance Data Systems. Customers apply for the Eddie Bauer credit card, and if approved in accordance with WFNNB’s credit criteria policies, customers can use the Eddie Bauer credit card in either of our sales channels. WFNNB services include establishing credit criteria for customer acquisition, issuing and activating new cards, extending credit to new cardholders, authorizing purchases made with Eddie Bauer credit cards, as well as offering customer care and billing and remittance services. From time to time, we offer these cardholders exclusive offers and coupons, as well as advance notice of in-store promotional sales events. As of October 1, 2005, we had approximately 830,000 customers that had used the Eddie Bauer credit card at least once in the past 12 months. In fiscal 2004 and for the nine months ended October 1, 2005, sales using our credit card, after discounts, comprised approximately 14.5% and 16.7% of our total net sales, respectively.
      Through arrangements with WFNNB, we hope to replenish our customer database, which was depleted as we lost high-risk, low-credit customers in connection with the liquidation of First Consumers National Bank, or FCNB, which was the special-purpose bank that offered private-label credit cards imprinted with an Eddie Bauer, Newport News or Spiegel logo to qualifying customers as well as MasterCardtm and Visatm bankcards to the general public. For more information, see “— The Spiegel Bankruptcy.”
Our Product Sourcing

Our Sourcing Strategy
      We do not own or operate any manufacturing facilities and instead contract with third-party sourcing agents and vendors for sourcing and production of our merchandise. Our sourcing strategy emphasizes the quality fabrics and construction that our customers expect of our brand. To ensure that our standards of quality and timely delivery of merchandise are met, we take the following actions:

•	we retain close control over our product quality, design and costs by designing and developing the products in-house;

•	we work with a select group of sourcing agents and vendors, directly negotiate product cost with our vendors and send detailed specification packages to these sourcing agents and vendors;

•	we establish quality standards at our headquarters in Redmond, Washington, that are included in our policies with these sourcing agents and vendors and enforced by our associates; and

•	we inspect pre-production samples, make periodic site visits to our vendors’ factories and selectively inspect inbound shipments at our distribution center.
      We have four sourcing seasons per year and typically place orders with our vendors approximately 27 weeks prior to the initial sale date, with approximately 11 to 12 weeks for reorders and seven to nine weeks for replenishment of our basic non-seasonal items. We use the same sourcing calendar for each of our sales channels. We purchase approximately 85% to 90% of inventory for our stores in advance because we want all of our stores to have sufficient product to support demand. In the case of direct sales, we need purchase only approximately 50% to 60% of inventory in advance because we can better gauge anticipated demand for products through our preview catalog, which we send to customers approximately 10 to 12 weeks in advance of a season’s product launch.
      We believe our sourcing strategy maintains our strict quality control standards while allowing us to maximize our speed to market to respond quickly to our customers’ preferences.

Our Sourcing Agents
      For 2005, on a purchase value basis, we sourced approximately 86% of our products (by value) through our main sourcing agents, Eddie Bauer International, Ltd. (“EBI”) (72%) and Eddie Bauer International (Americas), Inc. (“EBI Americas”) (14%), approximately 12% of our merchandise (primarily non-apparel and swimwear) directly from domestic importers and the remainder (primarily footwear and home) through other buying agents. EBI is a subsidiary of Otto International Hong Kong Ltd. and EBI Americas is a subsidiary of Otto International GmbH, both former affiliates of Spiegel, and we license our name to both entities. EBI maintains an office in Hong Kong and sources merchandise primarily from Asia, and EBI Americas maintains an office in Miami and sources merchandise primarily from the Americas and the Caribbean. We are their sole customer, although the parent company, Otto Asia Holding KG and affiliates of

EBI and EBI Americas provide similar buying agency services for third parties and affiliates of Otto. EBI and EBI Americas provide various services to us, including market research, product development, vendor screening, quality control standards implementation, labor compliance reviews, product delivery scheduling, and vendor stability. EBI and EBI Americas operate on a commission-rate basis and our arrangements with them are automatically renewed each year, unless terminated by either party upon one year written notice in the case of EBI and six months written notice in the case of EBI Americas.

Our Vendors
      Our sourcing network consists of over 300 vendors as of October 1, 2005, who operate in 40 countries. In 2005, our largest countries of import were China (31% of total imports, of which 12% were from Hong Kong, Thailand (9% of total imports) and Sri Lanka (7% of total imports). In 2005, our top 30 vendors supplied approximately 63% of our total vendor purchases and no single vendor supplied more than 5% of our total vendor purchases. Our top 30 vendors have supplied us for an average of approximately nine years. We believe our strong long-term relationships with our vendors have also provided us with the ability to resolve supply issues efficiently and negotiate favorable pricing terms over time, further improving our overall cost structure. We intend to improve our sourcing operations by reducing the number of vendors and countries from which we source to attain volume pricing and more consistent quality.
      Substantially all of our vendors that are sourced through EBI are paid pursuant to a Vendor Payment Services Agreement we have entered into with Otto International (Hong Kong) Limited (OIHK), the parent company of EBI and a former affiliate of Spiegel. Pursuant to this arrangement, OIHK pays our vendors the purchase price for inventory, less a volume discount and a small transaction fee paid by the vendor, typically within seven days of the receipt of purchase orders and certain other purchase documents from our buying agent. We typically reimburse OIHK in advance of payment to a vendor. This arrangement is beneficial to the vendors as it ensures prompt payment and is beneficial to us as it is less expensive than obtaining a letter of credit for each vendor from whom we source products. Our other vendors are paid directly by us. Substantially all of our foreign purchases are negotiated and paid for in U.S. dollars.

Our Global Labor Practices Program
      Established in 1995, our Global Labor Practices Program involves internal training and supplier education, evaluation and corrective action of vendor factories for compliance, and is intended to identify and promote workplace human rights. Our standards include prohibitions against forced labor, child labor, harassment and abuse. They also address non-discrimination, health and safety, freedom of association and collective bargaining, wages and benefits, hours of work and overtime compensation. All of our vendors who manufacture products for us must comply with our Global Labor Practices Program, including paying for a third party to audit their compliance annually. In addition, our sourcing agents, EBI and EBI Americas, also conduct annual vendor audits on our behalf.
      Since 2002, we have also been active participants in the Fair Labor Association, or FLA, a non-profit organization and monitoring system established to protect the rights of workers and improve working conditions worldwide. FLA enhancements to our Global Labor Practices Program include more systematic risk assessment, increased worker education and interviews, expanded factory inspections, outreach to special interest groups knowledgeable about local issues, use of external auditors and public reporting by FLA on our compliance program. In May 2005, our Global Labor Practices Program was accredited by the FLA, signifying that we are in substantial compliance with FLA requirements to implement a rigorous workplace code of conduct in factories making our products. In evaluating our program for accreditation, the FLA reviewed factory monitoring and verification reports of supplier facilities conducted by external monitors and verified implementation of monitoring protocols and our training programs and auditing system. In accordance with FLA requirements, our Global Labor Practices Program will be reviewed for re-accreditation every two years.

Our Distribution and Logistics Infrastructure

Transport
      Our transportation delivery chain is designed to ensure that our products are delivered from our vendors to our distribution centers in a safe, expedient and cost-effective manner. Each overseas vendor sends the finished products to a designated shipper or consolidator who assembles the shipments into containers. On average, shipments are in transit for approximately 30 days. Shipments generally arrive in Tacoma/ Seattle and then move by rail to our distribution center in Groveport, Ohio, unless they are destined for our Canadian retail stores, in which case they generally arrive in Vancouver, British Columbia, and move by rail to our distribution center in Vaughn, Ontario. Domestic vendors generally use common carriers to deliver our products to the appropriate distribution center. The typical time from completion of product by the manufacturer, shipping, customs clearance, warehouse receipt, quality assurance inspection and outbound shipping from our distribution centers to stores is approximately six weeks.
      We typically use United Parcel Service (UPS) for delivering shipments from our distribution center in Groveport, Ohio, to our retail and outlet stores across the U.S. and for expedited and non-U.S. shipments to our customers. All U.S. ground shipments originating from our catalogs or website are delivered to our customers by the United States Postal Service (USPS).

Distribution Centers
      As part of the reorganization, we own a 2.2 million square foot distribution center in Groveport, Ohio, that was formerly owned by Spiegel. This distribution center handles logistics and distribution for our U.S. stores and worldwide direct operations. As part of our strategy, we aim to make this distribution center more productive. We also lease a 97,200 square foot distribution center in Vaughn, Ontario, to support our Canadian stores. Our Vaughn, Ontario, lease expires in April 2007. As of October 1, 2005, approximately 640 associates were employed by our distribution centers with the number of associates typically increasing in the fourth quarter to handle larger processing volume during the holiday season.

Call Centers
      We lease a 37,815 square foot customer call center in Saint John, New Brunswick, Canada. In fiscal 2004, we supported approximately 3.4 million customer calls (17.1 million minutes). Our lease expires in May 2011. In August 2005, we opened a secondary call center within our distribution center in Groveport, Ohio, to handle primarily seasonal overflow and provide disaster recovery capabilities. As of October 1, 2005, approximately 459 associates were employed by our call centers with the number of associates typically increasing in the fourth quarter to handle larger processing volume during the holiday season.

Information Technology Center
      We own a 50,000 square foot information technology center in Westmont, Illinois, that manages all of our systems relating to product development, merchandising, marketing, planning, store operations, sourcing, finance, accounting, call centers, Internet, inventory and order fulfillment. As of October 1, 2005, approximately 114 associates were employed by the information technology center. Our websites are hosted by a third party at its data center. We maintain a disaster recovery plan that can be implemented in the event we lose our capacity to perform daily data operations. All critical data is backed up and sent off site on a daily basis specifically for recovery purposes. We have contracted with a disaster recovery vendor to provide the necessary computing equipment at a hot site so that operations can be restored. We test the plan periodically to ensure its validity.
Competition
      The retail apparel industry is highly competitive. We compete with a variety of retailers, including national department store chains, national and international specialty apparel chains, global discount chains, outdoor specialty stores, catalog businesses, sportswear marketers and online businesses that sell similar lines of merchandise. In the United States, our retail stores compete primarily with other premium retailers, such as Ann Taylor, Banana Republic, Chicos, Coldwater Creek, Gap, J. Crew, J. Jill and Timberland and national department store chains such as Macy’s and Nordstroms. We also compete with catalog businesses such as L.L. Bean and Lands’ End and outdoor specialty stores such as Columbia Sportswear, North Face, Patagonia and REI. In Canada, we compete primarily with retail stores such as Bluenotes and Roots, as well as various national and international department store chains. Our outlet stores compete with the outlet stores of other premium retailers such as Ann Taylor, Banana Republic, Gap, J. Crew and Ralph Lauren/ Polo, as well as with other value-oriented apparel chains and national department store chains.
      For information on the primary factors on which we compete and the risks we face from competition, see “— Risk Factors — Risks Relating to Our Industry — We face intense competition in the apparel industry.”
Seasonality
      We are a seasonal business, with our sales and earnings peaking during the fourth quarter, particularly during the November through December holiday periods. In addition, we typically experience higher sales of men’s products and accessories in June for Father’s Day. As a result of our seasonal sales patterns, we increase our inventory levels during these selling periods.
Trademarks
      Substantially all of our global trademarks are owned by Eddie Bauer, Inc. As of October 1, 2005, we had over 80 registered trademarks and seven pending trademark applications in the U.S. and over 275 registered trademarks and 30 pending trademark applications in foreign countries. Our pending trademark applications may not result in issued trademark registrations. Our trademarks include Eddie Bauer®, EBTek®, Eddie Bauer Adventurer®, Eddie Bauer Balance®, Eddie Bauer Home®, the Eddie Bauer signature logo, the Eddie Bauer goose logo and various other marks used in our business.
      We regard our trademarks as key assets and believe they have substantial value in the marketing of our products. We protect these trademarks by registering them with the U.S. Patent and Trademark Office and with governmental agencies in other countries, particularly where our products are manufactured and/or sold. We work vigorously to enforce and protect our trademark rights by engaging in monitoring services, issuing cease-and-desist letters against third parties infringing or denigrating our trademarks and initiating litigation as necessary. We also work with trade groups and industry participants seeking to strengthen laws relating to the protection of intellectual property rights in markets around the world. We also grant licenses to other parties to manufacture and sell certain products with our trademarks.
Associates
      As of December 1, 2005, we had approximately 2,780 full-time associates and 9,428 part-time associates in the U.S. and Canada, including associates employed in our distribution, call and information technology centers. As a result of our seasonal sales patterns, we hire additional temporary staff at our retail stores and at our distribution and call centers during the fourth quarter. Our associates are not represented by unions and are not covered by any collective bargaining agreements. We have had no labor-related work stoppages, and we consider relations with our associates to be good.
Government Regulation

U.S. Regulation
      We are subject to federal, state and local laws and regulations affecting our business, including those related to labor, employment, worker health and safety, environmental protection, products liability, product labeling, consumer protection and anti-corruption. These laws include the Occupational Safety and Health Act, the Consumer Product Safety Act, the Trade Act of 2003, the Flammable Fabrics Act, the Textile Fiber Product Identification Act, the Foreign Corrupt Practices Act and the rules and regulations of the Consumer Products Safety Commission and the Federal Trade Commission. We also voluntarily participate in the

Customs — Trade Partnership Against Terrorism (C-TPAT) and expect to receive our validation in the near future. We are also subject to import and export laws, including U.S. economic sanction and embargo regulations and other related laws such as the U.S. anti-boycott law and the U.S. export controls regulations.

Non-U.S. Regulation
      We are subject to Canadian and other foreign laws and regulations affecting our business, including those related to labor, employment, worker health and safety, environmental protection, products liability, product labeling, consumer protection and anti-corruption. Our operations are also subject to international trade agreements and regulations such as the North American Free Trade Agreement, the Central American Free Trade Agreement, the Caribbean Basin Initiative and the European Economic Area Agreement and the activities and regulations of the World Trade Organization (“WTO”). Generally, these trade agreements have positive effects on trade liberalization and benefit our business by reducing or eliminating the duties and/or quotas assessed on products manufactured in a particular country.
      In addition, all of our import operations are subject to tariffs and quotas set by governments through mutual agreements or bilateral actions. Countries in which our products are manufactured or imported may from time to time impose new or additional quotas, duties, tariffs or other restrictions on our imports or adversely modify existing restrictions.
      Our business was not materially affected by the elimination of quotas on textile and apparel imports by WTO member countries at the end of 2004 from developing countries which historically have lower labor costs, including China, because the U.S. and other WTO members re-imposed “safeguard” quotas on specific categories of products from China. We also receive a small portion of our products from Vietnam, which is not a member of the WTO, and we are therefore still subject to quotas for products imported from Vietnam.
      We believe we are in substantial compliance with all U.S. and foreign regulations that apply to our business.

THE SPIEGEL BANKRUPTCY
The Spiegel Group
      As part of the Spiegel group, we were one of three principal merchant divisions, along with Spiegel Catalog, Inc., which primarily offered private-label and branded apparel and home merchandise through catalogs, and Newport News, Inc., a direct marketer of moderately priced women’s fashions and home furnishings.
      Spiegel’s principal source of liquidity was FCNB, its special-purpose bank that offered private-label credit cards imprinted with an Eddie Bauer, Newport News or Spiegel logo to qualifying customers as well as MasterCardtm and Visatm bankcards to the general public. A principal source of liquidity for the Spiegel group was FCNB’s ability to sell substantially all of the private-label credit card and bankcard receivables to securitization vehicles, which in turn financed their purchase of the receivables by selling asset-backed securities to investors. In the ordinary course of business, the securitization vehicles returned a significant portion of the proceeds of collections on the receivables to FCNB in exchange for the deposit of additional receivables. FCNB used these proceeds to reimburse the merchant divisions for charges made with the private-label credit cards.
      On March 17, 2003, Spiegel, together with 19 of its subsidiaries and affiliates, including Eddie Bauer, Inc., filed petitions for relief under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court of the Southern District of New York. We collectively refer to the entities party to the bankruptcy proceedings as the “Debtors.” FCNB was not a Debtor. The bankruptcy court confirmed the Amended Joint Plan of Reorganization relating to the bankruptcy, which we call the Plan of Reorganization, on May 25, 2005, and the Plan of Reorganization became effective on June 21, 2005.
Events Leading to the Spiegel Bankruptcy
      During 2001 and 2002, net sales declined at Spiegel’s three merchant divisions, including Eddie Bauer. In addition, as a result of FCNB’s expansion of credit to high risk, low-credit score customers beginning in 1999, the performance of the credit card receivables declined significantly. These events led to lower liquidity and contributed to the non-compliance by Spiegel and its affiliates with certain financial and other covenants under their financing arrangements.
      In May 2002, FCNB entered into an agreement with the Office of the Comptroller of the Currency, or the OCC, which required FCNB to comply with certain requirements and restrictions regarding its bankcard business, and in November 2002 the OCC approved a disposition plan for FCNB. As a result of continued declines in the performance and credit quality of the receivables, in March 2003 early amortization (or “pay-out”) events occurred under some of the securitizations, which caused, through cross-default provisions, pay-out events on the other securitizations. As a result, substantially all monthly excess cash flow from the securitizations was diverted to repay principal to investors in the securitization vehicles on an accelerated basis, rather than to pay the cash to FCNB upon deposit of new receivables. Accordingly, the Debtors lost a significant source of liquidity to fund their operations and FCNB was precluded from continuing to securitize new credit card receivables.
      In March 2003, the merchant divisions ceased honoring the private-label credit cards issued to their customers by FCNB, FCNB discontinued charging privileges on all MasterCardtm and Visatm bankcards issued by FCNB to its customers, and FCNB began the liquidation process required by the OCC. The liquidation of FCNB contributed significantly to our decreased revenues in 2003.
      Also in March 2003, the Securities and Exchange Commission, or SEC, commenced a civil proceeding against Spiegel alleging, among other things, that Spiegel’s public disclosures violated the Securities Exchange Act of 1934, as amended, or the Exchange Act. Spiegel entered into a consent and stipulation with the SEC resolving, in part, the claims asserted in the SEC action. Spiegel also consented to the entry of a partial final judgment pursuant to which it agreed, among other things, to the entry of a permanent injunction enjoining any conduct in violation of the Exchange Act and to the appointment of an independent examiner to review its financial records and to report on its financial condition and financial accounting. As part of the settlement, Spiegel neither admitted nor denied the allegations of the SEC’s complaint.
      In view of the foregoing, Spiegel’s ongoing liquidity crisis, and various additional lawsuits that were filed against Spiegel and certain of its subsidiaries and affiliates, the Debtors concluded that it was in the best interests of their creditors, stockholders and other parties-in-interest for the Debtors to seek protection under the Bankruptcy Code.
Actions Taken in Connection with the Bankruptcy Proceedings
      During the reorganization process, the Debtors, with the approval of the bankruptcy court, undertook restructuring initiatives that included:

•	selling Newport News and Spiegel Catalog;

•	either selling or developing Eddie Bauer as a stand-alone business and transitioning infrastructure from the Debtors to support Eddie Bauer’s operations and business;

•	disposing of assets, terminating leases and settling outstanding litigation claims of the Debtors;

•	entering into a $400 million senior secured debtor-in-possession financing, or the DIP Facility, to supplement existing cash flow during the reorganization process, which was subsequently reduced to $150 million upon our emergence from bankruptcy; and

•	taking various actions to encourage employees to continue employment throughout the reorganization process, including implementing retention, benefit and retirement programs, entering into employment agreements with key members of management, and providing indemnification and insurance policies.
      In addition, with the approval of the bankruptcy court, the following actions were taken during the reorganization process that directly impacted us:

•	we closed 88 stores because of underperformance or as part of normal-course operations, liquidated excess inventory, renegotiated 195 retail store leases and 68 outlet leases and opened or authorized the opening of 32 new stores;

•	we reduced our workforce at our corporate headquarters in Redmond, Washington, from 725 employees as of March 31, 2003 to 524 employees as of October 1, 2005, we sold and subsequently leased back the buildings, and we transitioned additional corporate functions to Redmond;

•	we transitioned, streamlined and consolidated our “back-end” logistics operations by selling some of the facilities that were not optimally suited for our operations, consolidating all U.S. logistics, fulfillment and distribution services and support activities to our facility in Groveport, Ohio, relocating our principal customer call center to Saint John, New Brunswick, Canada, and reducing headcount in our information technology group located in Westmont, Illinois; and

•	we entered into an agreement with WFNNB, a subsidiary of Alliance Data Systems, to establish a new private-label credit card program.
Actions Taken Under the Plan of Reorganization
      On June 21, 2005, the Plan of Reorganization became effective and:

•	Eddie Bauer Holdings was formed as a new holding company to serve as the parent company for Eddie Bauer, Inc. and its subsidiaries;

•	Spiegel transferred to Eddie Bauer Holdings 100% of its ownership interest in Eddie Bauer, Inc., Financial Services Acceptance Corporation, or FSAC, Spiegel Acceptance Corporation, or SAC, Distribution Fulfillment Services, Inc., or DFS (now known as Eddie Bauer Fulfillment Services, Inc., or EBFS), and Spiegel Group Teleservices-Canada, Inc., or SGTS (now known as Eddie Bauer

Customer Services, Inc., or EBCS), in exchange for Eddie Bauer Holdings issuing 30,000,000 shares of common stock to certain unsecured creditors of the Debtors;

•	Eddie Bauer Holdings contributed to Eddie Bauer, Inc. its shares in DFS and SGTS such that these entities became wholly-owned subsidiaries of Eddie Bauer, Inc.;

•	Eddie Bauer Information Technology, LLC, or EBIT, was formed as a wholly-owned subsidiary of Eddie Bauer, Inc., and Spiegel Management Group, after having transferred all of its assets that did not comprise or support its information services to Spiegel, Inc., merged with and into EBIT;

•	in order to take advantage of net operating losses available to Eddie Bauer Holdings from FSAC and SAC, ownership limitations on our newly issued common stock were included in our certificate of incorporation. See “Item 11. Description of Registrant’s Securities to be Registered — Common Stock — Ownership Limitations;”

•	we agreed to use commercially reasonable best efforts to become a reporting company under the Exchange Act and cause, as soon as reasonably practicable, our common stock to be quoted on the Nasdaq National Market;

•	we and our U.S. subsidiaries entered into a $300 million senior secured term loan agreement that is secured by a first lien on certain of our real estate assets and trademarks and a second lien on other U.S. assets and a $150 million working capital facility that replaced the DIP Facility and that is secured by a first lien on our U.S. inventory and U.S. accounts receivables balances and a second lien on all other U.S. assets. See “Item 2. Financial Information — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Sources of Liquidity;” and

•	we issued a non-recourse promissory obligation to a liquidating trust established for the benefit of the creditors of Spiegel, pursuant to which we are obligated to pay the creditors’ trust approximately 90% of any proceeds received by SAC and FSAC in respect of securitization interests held by either entity in certain pre-petition securitization transactions to which Spiegel and its subsidiaries were a party.

RISK FACTORS
      You should carefully consider the risk factors discussed below as well as the other information contained in this registration statement. The risks discussed below, any of which could materially affect our business, financial condition or results of operations, are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition and results of operations.
Risks Relating to Our Industry

Our success depends substantially on our ability to anticipate and respond to changing customer style preferences in a timely manner.
      We believe our success depends in substantial part on our ability to successfully anticipate, gauge and react to changing customer style preferences in a timely manner, and translate these market trends into products that sell. We typically place orders with our vendors approximately 27 weeks prior to the initial sale date. Due to this lead time, we have a very limited ability to respond to changes in customer preferences between our order date and initial sale date. If we are unable to successfully identify changes in customer preferences and anticipate customer demand from season to season, or if customer preferences shift away from our line of product offerings, we could experience lower sales, excess inventories, higher mark-downs and decreased earnings. In addition, we will incur additional costs if we need to redesign our product offerings. The occurrence of any of these events may also have a negative effect on our brand name if customers believe we are unable to offer relevant styles. We may respond by further increasing mark-downs or introducing marketing promotions, which would further decrease our gross margins and net income.

We face intense competition in the apparel industry.
      The specialty retail apparel industry is highly competitive. We compete with a variety of retailers, including national department store chains, national and international specialty apparel chains, outdoor specialty stores, catalog businesses, sportswear marketers, and online businesses that sell similar lines of merchandise. Our outlet stores compete with the outlet stores of other premium retailers as well as with other value-oriented apparel chains and national department store chains.
      We compete primarily on the basis of:

•	brand recognition,

•	the selection, availability and fit of products and quality,

•	the ability to anticipate and react to changing customer demands and fashion trends in a timely manner,

•	price,

•	effectiveness of marketing and advertising, and

•	effectiveness of customer service.
      As a result of the bankruptcy process, we were required to distribute a significant portion of our earnings to the creditors of Spiegel and borrow significant amounts of debt instead of, among other things, reinvesting in our business and infrastructure. Many of our competitors may have greater financial, distribution, logistics and marketing resources than us. In addition, many of our competitors are not in the early stages of trying to stabilize their business and revitalize their brand and may not face the risks we do. See “— Risks Relating to our Business — We may not be able to revitalize Eddie Bauer as a premium brand.” Many of our competitors therefore may be able to adapt to changes in customer requirements more quickly, devote greater resources to the design, sourcing, distribution, marketing and sale of their products, generate greater national brand recognition or adopt more aggressive pricing policies than we can. If we are unable to overcome these potential competitive disadvantages or effectively place our products relative to our competition, our business and results of operations will suffer.

Adverse changes in the economy may adversely affect consumer spending.
      The specialty retail apparel industry is heavily dependent on discretionary consumer spending patterns. Our business is sensitive to numerous factors that affect discretionary consumer income, including adverse general economic conditions, changes in employment trends and levels of unemployment, increases in interest rates, acts of war, terrorist or political events, a significant rise in energy prices or other events or actions that may lead to a decrease in consumer confidence or a reduction in discretionary income. Declines in consumer spending on apparel and accessories, especially for extended periods, could have a material adverse effect on our business, financial condition and results of operations.

We depend on a high volume of mall traffic.
      Many of our stores are located in shopping malls. Sales at these stores are derived, in part, from the volume of traffic in those malls. Our stores benefit from the ability of the malls’ “anchor” tenants, generally large department stores, and other area attractions to generate customer traffic in the vicinity of our stores and the continuing popularity of the malls as shopping destinations. Traffic in malls where we have stores may be adversely affected by regional economic downturns, the closing of anchor tenants and competition from non-mall retailers and other malls where we do not have stores. In addition, a decline in the desirability of the shopping environment of a particular mall, or a decline in the popularity of mall shopping generally among our customers, would hurt our business, financial condition and results of operations.

Our results of operations could be hurt if new trade restrictions are imposed or existing trade restrictions become more burdensome.
      Trade restrictions, including increased tariffs or quotas, embargoes, safeguards and customs restrictions against apparel items, as well as U.S., Canadian or foreign labor strikes, work stoppages or boycotts could increase the cost or reduce the supply of apparel available to us or may require us to modify our current business practices, any of which could hurt our business, financial condition and results of operations. Under the World Trade Organization Agreement, effective January 1, 2005, the U.S. and other WTO member countries removed quotas on goods from WTO members, which resulted in an import surge from China. In response, the U.S. in May 2005 imposed safeguard quotas on seven categories of goods and apparel imported from China, and may impose additional quotas. In fiscal 2005, our largest country of import was China with 31% of total imports, of which 12% were from Hong Kong. The extent of this impact, if any, and the possible effect on our sourcing patterns and costs, cannot be determined at this time. We also cannot predict whether any of the countries in which our merchandise is currently manufactured or may be manufactured in the future will be subject to additional trade restrictions imposed by the U.S., Canadian and foreign governments, nor can we predict the likelihood, type or effect of any such restrictions.

Competitors in the retail apparel industry have been experiencing a trend towards lower prices, which has affected and may continue to affect our results of operations.
      Many retailers in the apparel industry, including us, who are positioned between the high-end luxury segment and the low-end discount segment have been under increasing pressure to reduce prices of their products as a result of increased competition, the increased outsourcing of product manufacturing to countries with lower labor costs, trade liberalization, consolidation among retailers and lower barriers to entry for manufacturers and retailers. This trend is of extra significance to us since, as part of our strategy to revitalize our brand as a premium brand, we are adding some higher priced items to our product offering. If we are unable to resist the trend towards lower prices, or are unable to sell our higher-priced products, our business, financial condition and results of operations could suffer materially.

Risks Relating to Our Business

We may not be able to revitalize Eddie Bauer as a premium brand.
      Our net sales have declined during the last several fiscal years, from $1.6 billion in fiscal 2000 to $1.0 billion in fiscal 2004, and from $657.6 million for the nine months ended October 2, 2004 to $640.8 million for the nine months ended October 1, 2005. In addition, comparable store sales have also decreased in every quarter since 1999, other than modest increases in the third quarter of 2003, the fourth quarter of 2004 and the first two quarters of 2005. Our customer database has also decreased, from approximately 8.9 million customers at the end of fiscal 2000 to approximately 7.4 million customers at the end of fiscal 2004. As we discuss in “Item 1. Business — Our Business Turnaround,” we have taken, and intend to take, several strategic, operational and management actions designed to reconnect with our customers and revitalize Eddie Bauer as a premium brand. However, we cannot assure you that the changes we have made, or the additional actions we intend to take, will be successful. For example:

•	our attempt to revitalize the brand by offering a more current and updated look may result in confusion among existing customers;

•	our desire to attract additional female customers may result in the loss of existing male customers;

•	our desire to attract new customers may result in the loss of some existing customers;

•	our addition of higher priced classifications may drive away existing customers;

•	our efforts to increase traffic and sales in our retail stores may not be cost effective; or

•	our marketing efforts to promote our revitalized brand may not be effective.
      If we are unable to successfully revitalize Eddie Bauer as a premium brand, or if the revitalization takes longer than anticipated, it would have a material adverse affect on our business, financial condition and results of operations. As of December 10, 2005, initial results have not lived up to our expectations and indicate that our customers did not respond positively to all of the changes we made to our product offerings. Compared to the same quarter in the prior year, net sales for the third quarter of 2005 were down $18.3 million, or approximately 8.2%, and comparable store sales declined by 4.3%. Preliminary results for the fourth quarter of 2005 through December 10, 2005 show comparable store sales were down 7.8% compared to the same period in the prior year. Weaker than anticipated retail and direct sales for the fourth quarter, along with the infrastructure and compliance costs associated with being a stand-alone company since our emergence from bankruptcy, will result in operating income for the fourth quarter and fiscal 2005 that will be materially lower than the comparable periods in fiscal 2004. If customers continue not to purchase at the levels we had anticipated, we may continue to experience decreased net sales and decreased comparable store sales for the next few quarters. In addition, although we are aggressively implementing changes based on our insights across all channels, because of lengthy product lead times and catalog production cycle, it may be several quarters before we can implement some of these efforts and begin to see the benefits.

We face numerous challenges as a result of our involvement in the Spiegel bankruptcy process.
      As a result of our involvement in the Spiegel bankruptcy proceedings, we were required to take actions that we might not otherwise have taken as a stand-alone company, including:

•	distributing a significant portion of our earnings to the creditors of Spiegel on an on-going basis, instead of reinvesting in our business and infrastructure;

•	borrowing significant amounts and as a result becoming subject to the restrictions and limitations imposed by the lenders under our financing facilities;

•	limiting capital expenditures and investment into the infrastructure and growth of the company;

•	focusing on short term cash flow and operating income rather than long term sustainability of the company;

•	assuming obligations associated with Spiegel’s former pension and other retirement plans;

•	selling and subsequently leasing back our corporate headquarters;

•	allocating substantial management resources to participating in the bankruptcy proceedings;

•	inheriting facilities that were not optimally suited for our operations and, as a result, having to sell, streamline, consolidate or relocate some of these facilities; and

•	issuing our shares to the creditors of Spiegel and agreeing to use commercially reasonable best efforts to become a reporting company under the Exchange Act and cause, as soon as reasonably practicable, our common stock to be quoted on the Nasdaq National Market.
      We must also learn to operate as a stand-alone entity and face additional costs and risks as a result. We must continue to streamline the back-end distribution and logistics operations we inherited and reduce costs throughout our organization. We are still in the process of integrating our personnel, systems and operations and we must do so while being subject to the constraints imposed on us as a result of the bankruptcy process. If we are unable to do so successfully, our business, financial condition and results of operations could be harmed.

Management’s attention may be diverted from operations while establishing post-emergence infrastructure.
      Our senior management team has devoted substantial efforts to guiding the company through the bankruptcy reorganization and its subsequent emergence. Since Eddie Bauer has not been a independent company since 1971, we anticipate that management will need to continue to dedicate a substantial portion of time to establishing basic operating and public company infrastructure in the near term. If management’s attention is diverted from operational issues facing our business as a result of infrastructure or post-bankruptcy related responsibilities, management may not be able to devote sufficient time to revitalization of the brand and our results of operation may suffer.

The success of our business depends on the ability of our new management team to integrate effectively and our ability to attract and retain qualified senior management and associates.
      Most of the members of our senior management team have been in place for less than two years. Our General Counsel and Chief Financial Officer have been with us for less than 12 months and our Chief Merchandising Officer and head of design have been with us for less than 18 months. In addition, we are seeking to fill key positions such as our Chief Operating Officer, Vice President of Human Resources and Vice President of Direct. Our success will depend to a significant extent on our ability to add qualified individuals to our leadership team and to retain the services of all members of our senior management team in the long term through attractive incentive arrangements. Competition for qualified personnel is intense, and we may not be as attractive to candidates as our more established competitors, particularly due to uncertainty relating to our business as a result of our recent emergence from bankruptcy. The loss, for any reason, of the services of these individuals could have a material adverse effect on us.
      Our success also depends on our ability to hire, motivate and retain other qualified associates who reflect and enhance our customer-service oriented culture, including our store managers, sales associates and staff at our call centers. If we are unable to hire and keep enough qualified associates, especially during our peak season, our customer service levels and our business, financial condition and results of operations may be hurt.

We may not be successful in improving profitability of our retail stores.
      The growth of our stores is significantly dependent on our ability to operate stores in desirable locations with capital investments and lease costs that allow us to earn a reasonable return. Desirable locations may not be available to us at all or at reasonable costs. In addition, we must be able to renew our existing store leases on terms that meet our financial targets. Due to the need to terminate or renegotiate a number of leases during the bankruptcy proceeding, our relationships with significant landlords may have been damaged, which may result in additional difficulty in leasing appropriate space. Our failure to secure favorable lease terms generally and upon renewal could hurt our business, financial condition and results of operations.
      Our success will also depend on our ability to improve the profitability of our retail stores, which will require us to:

•	offer relevant products to our customers;

•	avoid construction delays and cost overruns in connection with the build-out of new stores;

•	close underperforming stores in a rational manner, such as upon their natural lease expirations;

•	adjust the average size of our existing stores to a more cost-efficient size; and

•	generate sufficient average sales per square foot in the stores we wish to keep open, to prevent a landlord exercising its contractual right to terminate the lease early if the store does not perform well.
      If we are unable to improve the profitability of our retail stores, this could have a material adverse effect on our business, financial condition and results of operations.

If our catalogs are not successful, it could adversely affect both of our sales channels.
      The success of our catalogs is a key factor in our efforts to revitalize our brand, as we believe the catalogs reinforce our brand image and drive sales across the retail and direct channels. If we are unable to continue to attract customers to our catalogs by providing them with appealing and extensive product offerings, our business, financial condition and results of operations may suffer.
      Factors that may impact our ability to maintain and grow our catalog sales include:

•	customer acceptance of our catalog presentations;

•	increases in paper and printing costs, postage rates and other costs relating to our catalog mailings;

•	a failure in the timing of catalog deliveries;

•	the implementation of government-mandated return policies that would require us to pay for all returns;

•	our inability to adequately replenish our customer database, which has decreased in each of the last several years, primarily due to the loss of customers who were private-label credit card holders in connection with the liquidation of FCNB; and

•	the accuracy, breadth and depth of the information contained in our customer database so we can correctly analyze our mailing lists and maximize our customer targeting efforts.
      In addition, catalog sales may decline as a result of customers switching from catalog purchases to Internet purchases. Our catalog sales may also be affected since, unlike some of our catalog competitors, we charge a sales tax on catalog sales.

Our website operations may not be successful.
      The success of our websites is subject to risks and uncertainties associated with the Internet, including changing customer preferences and buying trends relating to Internet usage, changes in required technology interfaces, increasing costs of placing advertisements and keywords online, website downtime and other technical failures, changes in applicable U.S. and foreign regulation, security breaches and consumer privacy concerns. Our failure to successfully respond to these risks and uncertainties might hurt our website sales and damage our brand’s reputation. Internet sales may also be affected since, unlike some of our online competitors, we charge a sales tax on Internet sales.

We receive a significant royalty revenue stream as a result of licensing arrangements with third parties, and there is no guarantee that such revenue stream will continue in the future.
      We are currently a party to licensing agreements with third parties for the manufacture, distribution and sale of merchandise carrying the Eddie Bauer brand name. The inability of these third-party licensees to perform under the terms of the licensing agreements could have a material adverse effect on our business, financial condition and results of operations. In addition, some of our licensing agreements will expire by their terms over the next several years. We cannot assure that we will be successful in negotiating and entering into either extensions of existing agreements or new licensing agreements with suitable third parties on economically favorable terms. In addition, any downturn in the business or reputation of our licensees could in turn reduce sales of our licensed products, which could have a material adverse effect on our business, financial condition and results of operations. While our licensees are responsible for all quality control procedures on our licensed products, we cannot assure you that our reputation will not be harmed as a result of any product liability claim in the future. Any such claim could divert management attention and result in significant costs to us, which could have a material adverse effect on our business, financial condition and results of operations.
      Because we incur relatively few expenses in connection with our licensing arrangements, they provide us with relatively high margins. As a result, any decrease in our royalty revenue will impact our net income directly.

We rely on two sourcing agents for a substantial majority of our sourcing needs.
      In 2004, on a purchase value basis, we sourced approximately 86% of our products by value through EBI (72%) and EBI Americas (14%). Our agreements with EBI and EBI Americas are on a commission-rate basis and are automatically renewed each year, unless terminated by either party upon one year written notice in the case of EBI and six months written notice in the case of EBI Americas. If either of these agreements were terminated and we did not find appropriate replacements in a timely manner and on reasonable terms, or if we were unable to transition such functions in-house in a cost-effective manner, we could experience shortages or delays in receipt of our merchandise, higher costs and quality control issues. Any of these events could have a material adverse effect on our business, financial condition and results of operations. In addition, some of our competitors may perform their sourcing functions in-house and, as a result, have lower sourcing costs than we do.

We outsource the manufacturing of our products to vendors outside the U.S. As a result, we may have difficulty securing production sources that meet our requirements. We are also subject to a variety of risks associated with doing business abroad.
      We use independent vendors to manufacture our products and depend on these vendors to maintain adequate financial resources, secure a sufficient supply of raw materials and maintain manufacturing capacity to meet our pricing, quality and demand requirements. We do not maintain long-term contracts with our vendors. If we are unable to locate quality vendors and foster long-term relationships with them, this could have a material adverse effect on our business, financial condition and results of operations. In addition, as vendors receive increased orders from us and/or other retailers, we may experience delays in receiving our products or quality control issues. We also anticipate reducing the number of vendors and countries from which we source which may make it more difficult to meet our performance, quality and cost requirements and will cause us to become more dependent upon a smaller number of vendors.
      Importing from foreign suppliers also requires us to order products in advance to account for transportation time. We currently order products approximately 27 weeks prior to the time the product is available to our customers. If we overestimate customer demand or if customer preferences change during that period, we may have to hold goods in inventory and sell them at lower margins. If we underestimate customer demand, we may miss sales opportunities. In addition, this lead time also makes it difficult for us to adjust to changes in customer preferences subsequent to our orders. Finally, if our quality control officers detect a defect, delivery of our products may be delayed which could have a material adverse effect on our business, financial condition and results of operations.
      Our business is also subject to a variety of other risks generally associated with doing business abroad, such as political and financial instability, currency and exchange risks, disruption of imports by labor disputes and local business practices, health concerns regarding infectious diseases in countries in which our merchandise is produced, adverse weather conditions or natural disasters that may occur in Asia or elsewhere or acts of war or terrorism in the U.S. or worldwide, to the extent these acts affect the production, shipment or receipt of merchandise. Our future performance will be subject to these factors, which are beyond our control, and these factors could materially hurt our business, financial condition and results of operations.

Any disruption in our transportation delivery chain could delay shipments to our stores and to our customers.
      We rely on third parties for each step of our transportation delivery chain to deliver our products on time. If any step in the chain becomes unavailable or is delayed, we would have to find a replacement. We may incur additional costs and could experience a delay in delivering our products to our stores and to our customers. We have experienced such issues in the past. For example, we recently began receiving overseas shipments into the ports of Tacoma/ Seattle because we experienced lengthy delays using the port of Los Angeles. In addition, in 2002, a west coast longshoremen’s strike significantly delayed delivery of our products to our distribution center in Groveport, Ohio. Also, the UPS pilots who deliver our expedited shipments are currently working without a contract. If the pilots strike, we may be unable to find a suitable replacement express delivery service. Finally, inclement weather, other natural disasters or acts of terrorism may cause unexpected delays in our transportation delivery chain. Any inability to deliver products on time could undermine customer confidence in us and have a material adverse effect on our business, financial condition and results of operations.

A significant disruption in back-end operations could adversely affect our business.
      As part of the Spiegel bankruptcy process, we transitioned our back-end operations, including our information technology systems, logistics and distribution and customer call centers to support our business on a stand-alone basis. The systems, networks, facilities and other infrastructure associated with these back-end functions were originally designed to support multiple Spiegel merchant divisions, and we are currently in the process of streamlining these operations to make them more appropriate for our business as a stand-alone entity. In addition, some of these systems, particularly relating to information technology, are dated and are an amalgamation of multiple applications, rather than one overarching state-of-the-art system. If we are unable to effectively streamline these systems and update them where necessary, this could have a material adverse effect on our business, financial condition and results of operations.
      In addition, any significant interruption in our back-end operations resulting from systems failures, associate grievances, natural disasters, inclement weather, accidents or other unforeseen events could lead to delays or other lapses in service relating to the distribution of merchandise to our stores and to our customers, or in the processing of returns from our customers. If our current back-end operations cannot handle a significant increase in transaction volume, we may experience inaccuracy in processing orders or delays in delivering orders. Any delays or lapses in service could have a material adverse effect on our business, financial condition and results of operations.

Our financial condition and results of operations may be adversely affected by our joint venture partners’ inability to market and sell merchandise and operate our joint ventures effectively.
      We provide our joint venture partners with access to our designs, sourcing network, marketing materials, catalog photography, page layouts and general operational knowledge. We do not directly manage or control the sales, marketing or operational aspects of our joint venture partners. Our financial condition and results of operations may be adversely affected by our joint venture partners’ inability to market and sell merchandise and operate the joint venture effectively and in a manner consistent with our projections. We are also subject to foreign currency exchange risk as our joint ventures submit payment to us in their respective local currencies and we convert to U.S. dollars at a daily rate upon payment.

Our success will depend, in part, on our ability to protect our trademarks and other proprietary intellectual property rights.
      We use many trademarks and product designs in our business. As appropriate, we rely on the trademark and copyright laws to protect these designs even if not formally registered as marks, copyrights or designs. We believe these trademarks and product designs are important to our competitive position and success. Third parties may sue us for alleged infringement of their proprietary rights. The party claiming infringement might have greater resources than we do to pursue its claims, and we could be forced to incur substantial costs and devote significant management resources to defend the litigation. Moreover, if the party claiming infringement were to prevail, we could be forced to discontinue the use of the related trademark, patent or design and/or pay significant damages, or to enter into expensive royalty or licensing arrangements with the prevailing party, assuming these royalty or licensing arrangements are available at all on an economically feasible basis, which they may not be.
      Additionally, we may experience difficulty in effectively limiting unauthorized use of our trademarks and product designs worldwide. Unauthorized use of our trademarks or other proprietary rights may cause significant damage to our brand name and our ability to effectively represent ourselves to our agents, suppliers, vendors, licensees and/or customers. While we intend to enforce our trademark and other proprietary rights, there can be no assurance that we are adequately protected in all countries or that we will prevail when defending our trademark and proprietary rights.

If our independent vendors do not use ethical business practices or comply with applicable laws and regulations, our business and our reputation could be harmed.
      While our Global Labor Practices Program and our vendor operating guidelines promote ethical business practices, we do not control our independent vendors or their business practices. Accordingly, we cannot guarantee their compliance with our guidelines.
      Violation of labor or other laws by our vendors, or the divergence of a vendor’s labor practices from those generally accepted as ethical in the U.S. could materially hurt our business, financial condition and results of operations if, as a result of such violation, we were to incur substantial liability or attract negative publicity damaging to our reputation. Our business might also be harmed if we ceased our relationship with that vendor and were unable to find another vendor to produce goods on equally favorable terms.

Unseasonable or severe weather conditions may adversely impact our sales.
      Our business is adversely affected by unseasonal weather conditions. Sales of our outerwear and sweaters are dependent in part on the weather and may decline in years in which weather conditions do not favor the use of these products. For example, we believe that unseasonably warm weather in fall 2005 adversely impacted sales of outerwear and sweaters, which had an adverse effect on our net sales and profitability. Further, sales of our spring and summer products, which traditionally consist of lighter clothing, are adversely impacted by cool or wet weather. In addition, severe weather events, such as hurricanes, blizzards and floods typically lead to temporarily reduced traffic at malls where most of our stores are located. Severe weather events have and will continue to impact our ability to supply our stores from our central distribution facility, deliver orders to our customers and staff our stores and call centers. Periods of unseasonably warm weather in the fall or winter or unseasonably cold or wet weather in the spring or severe weather events could have a material adverse effect on our results of operations and financial condition.
Risks Relating to Our Financial Condition and Results of Operations

If we are unable to use our net operating losses to reduce taxes, our taxes paid would increase, reducing our cash available for operations.
      We currently believe that we have net operating loss carryovers in excess of $500 million, with the final amount to be determined upon the filing of Spiegel’s federal income tax returns for 2004. We intend to use these carryovers to offset future taxable income to the extent that the net operating losses remain available and unexpired at the time the income arises. Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be unable to use any of the net operating losses against our current taxable income if we undergo an ownership change (as defined in the Code) within two years following our emergence from bankruptcy (except possibly to a very limited extent prior to such ownership change). Further, we will generally be limited in our use of any net operating losses against future taxable income if we undergo an ownership change after the initial two year period. In addition, the outcome of any examination of our use of the net operating loss carryovers by a taxing authority cannot be predicted with certainty. As a result of any challenge by the Internal Revenue Service or any future action we may take that limits our ability to utilize the net operating loss carryovers, we may not be able to utilize the net operating loss carryovers, which would increase our tax payments and decrease our cash available for operations.

Our reorganization valuation was based in part on estimates of future performance. If actual results do not meet or exceed such estimates, the market price of our common stock could be adversely affected.
      Our financial statements reflect the adoption of fresh start accounting under American Institute of Certified Public Accountants Statement of Position 90-7, or SOP 90-7. See “Item 2. Financial Information — Overview — Predecessor and Successor Entities — Impact of fresh start accounting.” Fresh start accounting principles provide, among other things, that we determine the reorganization value of our company and allocate such reorganization value to the fair value of our tangible assets, finite-lived intangible assets and indefinite-lived intangible assets in accordance with the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”). An independent third party appraisal firm was engaged to assist us in determining our reorganization value.
      Although we allocated our reorganization value among our assets in accordance with SFAS No. 141, our allocations were based on estimates and assumptions that may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. If these results are not achieved, the resulting values could be materially different from our estimates, which could cause us to write down the value of our assets and, as a result, the trading price of our common stock could be adversely affected.

Our substantial amount of debt may limit the cash flow available for our operations and place us at a competitive disadvantage.
      In connection with the Plan of Reorganization, we and our subsidiaries entered into a $300 million senior secured term loan agreement and a $150 million working capital facility. As a result, we have, and will continue to have following this offering, a substantial amount of debt. Our level of indebtedness may:

•	require us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, which would reduce the funds available to use for working capital, capital expenditures and other general corporate purposes;

•	limit our ability to pay future dividends;

•	limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans and other investments, which may limit our ability to implement our business strategy;

•	result in higher interest expense if interest rates increase on our floating rate borrowings;

•	heighten our vulnerability to downturns in our business, the industry or in the general economy and limit our flexibility in planning for or reacting to changes in our business and the retail industry; or

•	prevent us from taking advantage of business opportunities as they arise or successfully carrying out expansion plans.
      In addition, the terms of our indebtedness contain various restrictive covenants that limit our ability to, among other things:

•	incur additional indebtedness;

•	incur certain liens;

•	dispose of certain property;

•	make certain capital expenditures; and

•	engage in sale-leaseback transactions and transactions with affiliates.
      Compliance with these restrictions and covenants and the requirement to maintain certain financial ratios could inhibit our operational flexibility and restrict or prohibit our ability to take certain actions, including actions that are beneficial to you. In addition, if we need a waiver of, or an amendment to, these covenants to provide us with more operating flexibility, our lenders may not permit us to do so or, if they do agree, they could require us to pay a fee and/or increase the interest rate of the indebtedness. As of December 10, 2005, we were in compliance with the covenants under both our senior secured revolving credit facility and our senior secured term loan. There is a likelihood that we may not comply with the fixed charge coverage and leverage ratio covenants under our senior secured term loan as of the end of the first quarter of 2006. We have begun initial discussions with the administrative agent of the senior secured term loan to modify these covenants. Any modifications could result in increased fees and/or interest rates as well as other requirements that could limit our ability to implement fully our turnaround strategy.
      If we are unable to amend our covenants or obtain waivers to any covenants we violate, we will not be able to satisfy our obligations under the applicable credit agreement. As a result, the outstanding obligations under the applicable credit agreement will be accelerated and become immediately due and payable and amounts under other agreements could also become immediately due and payable. We would then be required to search for alternative financing, which may not be available on acceptable terms, if at all. In addition, the lenders under the applicable credit agreement would be entitled to foreclose on our assets that serve as collateral under the facilities, including our real estate, trademarks, inventory, account receivables and potentially all other assets, or for us to surrender our assets to the lenders. In that event, those lenders would be entitled to be repaid in full from the proceeds of the liquidations of those assets, which could result in our assets being entirely or severely diminished, which would materially and adversely affect the price of our common stock. Alternatively, we may choose to file for bankruptcy protection, which would also materially and adversely affect the price of our common stock.

We experience fluctuations in our quarterly comparable store sales.
      The success of our business depends, in part, upon our ability to increase sales at our existing stores. Our comparable store sales have fluctuated over most quarters in the past three years, and we expect that they will continue to do so in the future. See “Item 2. Financial Information — Selected Historical Financial Information — Quarterly Results.” Over the past 15 fiscal quarters, our quarterly comparable store sales have ranged from a decrease of 17.1% in the first quarter of fiscal 2002 to an increase of 3.7% in the second quarter of fiscal 2005. Various factors affect our comparable store sales. In particular, our sales generally peak during the fall season, particularly during the November and December holiday periods. Other factors include the number of stores we open and close in any period, the general retail sales environment, changes in our merchandise, competition, customer preferences, current economic conditions, energy prices, the timing of our releases of new merchandise and promotional events, the success of our marketing programs, weather conditions and the overlapping of existing store sales by new stores in existing markets.
      Our ability to maintain and improve our comparable store sales results depends in large part on improving our forecasting of customer demand and preferences and adjusting our inventory levels accordingly, increasing the number of transactions in each store, selecting effective marketing techniques, providing an appropriate mix of merchandise for our broad and diverse customer base and using more effective pricing strategies. Any failure to meet the comparable store sales expectations of investors and securities analysts in one or more future periods could significantly reduce the market price of our common stock.
Risks Relating to Our Common Stock

An active trading market for our common stock may not develop, and there can be no assurance as to the market price for our common stock if an active trading market develops.
      No established market exists for our common stock, although our common stock is currently trading in the over-the-counter market without our endorsement. We intend to apply to have our common stock quoted on the Nasdaq National Market, but we cannot assure that, even if the quotation is authorized, that an active market for our common stock will develop or, if any such market does develop, that it will continue to exist. In addition, the market price for our common stock may be highly volatile. Our common stock was issued under the Plan of Reorganization to holders of pre-petition claims, some of whom may prefer to liquidate their investment rather than to hold it on a long-term basis. In addition, between June 2005 and the filing of this registration statement, we have not publicly provided any information, including to our current stockholders, concerning our business, results of operations or financial condition. Consequently the information we are providing in this document may be received negatively by our stockholders or by investors who have been trading in our stock in the over-the-counter market and may cause them to sell their shares, which may cause the price of our common stock to decline. In addition, it is possible that investors who have been trading in our stock in the over-the-counter market have been engaging in short-selling, which could further cause the price of our common stock to decline.
      The trading price of our common stock could also fluctuate due to the factors discussed in this “Risk Factors” section. The trading market for our common stock also may be influenced by the research and reports that industry or securities analysts publish about us or our industry. If one or more of the analysts who cover us in the future were to publish an unfavorable research report or to downgrade our stock, our stock price likely would decline. If one or more of these analysts were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

      In addition, the stock market in general has experienced extreme price and volume fluctuations. These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

As a public company we will incur substantial additional costs to comply with securities laws, rules and regulations, including, in particular, Section 404 of the Sarbanes Oxley Act of 2002.
      We have not previously operated as a public company. As a public company subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, we will be required, among other things, to file periodic reports relating to our business and financial condition. In addition, beginning with our annual report for the year ending December 30, 2006, Section 404 of Sarbanes-Oxley will require us to include a report with our annual report on Form 10-K that must include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of that fiscal year and disclosure of any material weaknesses in internal control that we have identified. Additionally, our independent registered public accounting firm will be required to issue a report on management’s assessment of our internal control over financial reporting and their evaluation of the operating effectiveness of our internal control. Our assessment requires us to make subjective judgments and our independent registered public accounting firm may not agree with our assessment.
      Achieving compliance with Section 404 within the prescribed period will require us to incur significant costs and expend significant time and management resources. If we are unable to complete the work necessary for our management to issue its management report in a timely manner, or if we are unable to complete any work required for our management to be able to conclude that our internal control over financial reporting is operating effectively, we and our independent registered public accounting firm would be unable to conclude that our internal control over financial reporting is effective as of December 30, 2006. As a result, investors could lose confidence in our reported financial information or public filings, which could have an adverse effect on the trading price of our stock or lead to stockholders litigation. In addition, our independent registered public accounting firm may not agree with our management’s assessment or conclude that our internal control over financial reporting is operating effectively. The new laws, rules and regulations may also make it more difficult for us to attract and retain qualified independent members of our board of directors and qualified executive officers.

Provisions of our Certificate of Incorporation, Bylaws and Senior Officer Change in Control Compensation Benefits Plan could discourage potential acquirers and could deter or prevent a change in control.
      Provisions in our certificate of incorporation, bylaws and Senior Officer Change in Control Compensation Benefits Plan, as well as Delaware corporate law, may have the effect of delaying, deferring or preventing a change in control. These provisions include:

•	our ability to issue “blank check” preferred stock;

•	a requirement that the term of our initial directors be two years;

•	provisions restricting stockholders from calling a special meeting of stockholders;

•	provisions that set forth advance notice procedures for meetings of stockholders; and

•	payments of certain bonus and severance amounts to covered employees in certain circumstances.
      In addition, under our certificate of incorporation, a person or entity who seeks to acquire 4.75% or more of our outstanding common stock, or a person or entity who already is a direct or indirect 4.75% stockholder and wishes to increase its ownership, may not acquire such shares unless it has obtained the prior written consent of our board of directors. Our board may deny any such proposed transaction if it determines in its reasonable assessment that the proposed transaction could jeopardize realization of the full benefits of unrestricted use of our net operating loss carryovers.
      In accordance with our certificate of incorporation, any transaction in violation of these ownership restrictions will be void so that a purported transferee will not have any ownership rights with respect to any shares acquired in excess of these ownership restrictions. Therefore, a purported transferee will not be entitled to any rights as a stockholder, including voting, dividend or distribution rights, with respect to any excess shares. In addition, Eddie Bauer has the right to demand any purported transferee of excess shares to transfer to an agent of our designation its excess shares for resale by the agent or, if the excess shares have already been sold by the purported transferee, to transfer to the agent any proceeds from the sale by the purported transferee of such excess shares. We have set up procedures that instruct our transfer agent not to transfer, without our written approval, any shares on our books and records if such transfer would violate these ownership restrictions.
      These provisions may make it more difficult for other persons or entities, without the approval of our board of directors, to make a tender offer or otherwise acquire substantial amounts of our common stock, or to launch other takeover attempts that a stockholder might consider to be in such stockholder’s best interest. These provisions also may limit the price that certain investors might be willing to pay in the future for shares of our common stock. See “Item 11. Description of Registrant’s Securities to be Registered.”

Future issuances or sales of our securities in the public market could cause our stock price to fall.
      We may issue securities in the public market in the future and may do so in a manner that results in substantial dilution for our stockholders. In addition, we may issue debt from time to time that ranks in preference to our common stock in the event of a liquidation or winding up or that is secured by an interest in some or all of our assets. Sales of common stock by existing stockholders in the public market, our issuances of new securities or debt, or the expectation that any of these events might occur could materially and adversely affect the market price of our common stock.

Our dividend policies and other restrictions on the payment of dividends may prevent the payment of dividends for the foreseeable future.
      We do not anticipate paying dividends on our common stock for the foreseeable future. Because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends from our subsidiaries. The terms of certain of our outstanding indebtedness substantially restrict our ability to pay dividends. Accordingly, investors must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our common stock. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

ITEM 2.	FINANCIAL INFORMATION
Overview

The Bankruptcy
      On March 17, 2003, Spiegel and the other Debtors, including Eddie Bauer, Inc., our principal operating subsidiary, filed petitions for relief under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court of the Southern District of New York. The bankruptcy court confirmed the Plan of Reorganization on May 25, 2005, it became effective on June 21, 2005, and on that date the Debtors emerged from bankruptcy.
      In conjunction with our emergence from bankruptcy, Eddie Bauer Holdings was formed as a new holding company and, in exchange for Eddie Bauer Holdings’ issuing shares of common stock to certain unsecured creditors of the Debtors, Spiegel transferred to Eddie Bauer Holdings 100% of its ownership interest in:

•	Eddie Bauer, Inc., including its subsidiaries;

•	FSAC and SAC, which are two non-operating subsidiaries that hold securitization interests in certain pre-petition securitization transactions to which Spiegel and its subsidiaries were a party;

•	DFS (now known as EBFS), which historically provided catalog and retail distribution services for us; and

•	SGTS (now known as EBCS), which has an office in Saint John, Canada, and which historically provided call center support for us (“Saint John”).
      Eddie Bauer Holdings then contributed to Eddie Bauer, Inc. its shares in DFS and SGTS such that these entities became wholly-owned subsidiaries of Eddie Bauer, Inc. In addition, EBIT was formed as a wholly-owned subsidiary of Eddie Bauer, Inc. and Spiegel Management Group, after having transferred to Spiegel all of its assets that did not comprise or support its information technology operation (the “IT Group”), merged with and into EBIT, with the result that the IT Group became part of EBIT.
      See “Item 1. Business — The Spiegel Bankruptcy” for more information on the bankruptcy and the Plan of Reorganization.

Predecessor and Successor Entities
      We refer to the entities prior to emergence from bankruptcy as the “Predecessor” and to the emerged entities as the “Successor.” The Predecessor consists of Eddie Bauer, Inc., DFS, the IT Group and Saint John. The Successor consists of Eddie Bauer Holdings, Eddie Bauer, Inc., FSAC, SAC, EBFS, EBCS, EBIT and the obligations associated with Spiegel’s former pension and other post-retirement plans that were assumed by Eddie Bauer Holdings.
      Our historical financial statements for periods prior to July 2, 2005 included in this registration statement were prepared on a combined, carve-out basis and reflect the financial results of the Predecessor. Our consolidated financial statements for periods from and subsequent to July 2, 2005 included in this registration statement reflect the financial results of the Successor.
      The Predecessor’s results of operations for periods prior to our emergence from bankruptcy are not comparable to the Successor’s results of operations for periods after our emergence from bankruptcy. The primary differences include:
      Reorganization items, net: In accordance with Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code (“SOP 90-7”), our financial statements prior to our emergence from bankruptcy reflect our revenues, expenses, realized gains and losses, and provisions for losses resulting from the reorganization separately as “reorganization items, net” in our combined statements of operations. In addition, all pre-petition liabilities subject to compromise have been segregated in our combined balance sheets and have been classified as “liabilities subject to compromise” and our cash flows related to our reorganization have been separately reflected in our combined statements of cash flows. Our results of operations for periods subsequent to July 2, 2005 will no longer include reorganization expenses related to our bankruptcy proceedings.
      Impact of fresh start accounting: Although we emerged from bankruptcy on June 21, 2005, in accordance with SOP 90-7, we have applied the accounting and reporting requirements of “fresh start” accounting to the Successor effective July 2, 2005. We have chosen the date of July 2, 2005 because it corresponds with the end of our second fiscal quarter of 2005. Applying fresh start accounting as of June 21, 2005 versus July 2, 2005 would not have resulted in a material difference to our results of operations or financial condition.
      Fresh start accounting principles provide, among other things, that we determine the reorganization value of our company and allocate such reorganization value to the fair value of our tangible assets, finite-lived intangible assets and indefinite-lived intangible assets in accordance with the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”). An independent third party appraisal firm was engaged to assist us in determining our reorganization value. The reorganization value of our company, as approved by the bankruptcy court, was $865 million as of July 2, 2005. The reorganization value was determined using various valuation methods including: (i) comparable company analysis, (ii) discounted cash flow analysis and (iii) a comparable acquisitions analysis. These analyses are based upon a variety of estimates and assumptions that, though considered reasonable by management, may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. As a result, the reorganization value we have reflected in our July 2, 2005 balance sheet may not be reflective of the fair value of our enterprise as measured by our publicly traded equity value. See Note 4 to our interim financial statements, which are included in this registration statement, for a description of the fresh start adjustments we recorded effective July 2, 2005.
      The adoption of fresh start accounting as of July 2, 2005 resulted in an increase in the carrying value of our goodwill and other intangible assets, our property and equipment, and our equity investments in our foreign joint ventures. In accordance with SFAS No. 142, Goodwill and Intangible Assets, our goodwill and trademarks will not be amortized, but instead will be tested for impairment on an annual basis. See Note 6 to our interim financial statements, which are included in this registration statement, for the estimated amortization expense to be recorded in future years related to our licensing agreements and customer lists. The increase in the carrying value of our property and equipment will result in an increase to our depreciation expense over the remaining useful lives of the assets, which were written up to their fair value. The excess of the fair value of our equity investments is attributed to goodwill and therefore will not be amortized in accordance with SFAS No. 142.
      The adoption of fresh start accounting also resulted in our recording significant deferred tax assets, net of a valuation allowance, related to net operating losses (“NOLs”) we assumed upon our emergence from bankruptcy. See Note 11 to our interim financial statements, which are included in this registration statement, for further discussion of the NOLs.
      As a result of the application of fresh start accounting, the historical financial statements of the Predecessor for periods prior to July 2, 2005 will not be comparable to those of the Successor.
      Revenue from Spiegel-affiliated parties: For periods until December 2004, our historical combined results of operations included intercompany revenues from Spiegel affiliates, primarily Newport News and Spiegel Catalog. These intercompany revenues resulted from these and other Spiegel affiliates using the distribution services of DFS, the call center support of Saint John and the information technology services of the IT Group. We reflected these intercompany revenues in our combined statements of operations as “revenue from Spiegel-affiliated parties” until Spiegel sold these entities in June and July 2004, respectively. Subsequent to their sales by Spiegel, we billed these services to the affiliates under transition services agreements and we reflected these billings as “other revenues” in our combined statements of operations. These services ended in December 2004. Our financial results for periods subsequent to December 2004 no longer reflect intercompany revenues or revenues under transition services agreements from these former Spiegel affiliates.

      Allocations of certain costs of Spiegel: In accordance with the carve-out accounting provisions of Staff Accounting Bulleting (“SAB”) Topic 1.B, Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity, our historical combined financial statements for periods prior to July 2, 2005 included allocations of certain costs of Spiegel in order to present our results of operations on a stand-alone basis. Our historical results of operations for periods prior to July 2, 2005 included allocated management fees from Spiegel in the amounts of $1.3 million and $5.4 million for the six months ended July 2, 2005 and nine months ended October 2, 2004, respectively, and $6.7 million, $12.1 million and $5.8 million for fiscal 2004, 2003 and 2002, respectively. As our historical results of operations included allocations of certain costs of Spiegel, they may not be indicative of our results of operations had we been a separate, stand-alone entity for those periods, nor may they be indicative of our future results. Our results of operations for periods subsequent to July 2, 2005 will no longer include allocated management fees from Spiegel, but instead include the additional costs associated with being a stand-alone, public company. We estimate that these expenses will total approximately $11 million to $14 million per year.
      Expenses of DFS, Saint John and the IT Group: The Predecessor’s historical combined results of operations included the expenses of DFS, Saint John and the IT Group. As discussed above, these groups supported not only our operations, but also the operations of other Spiegel affiliates, primarily Newport News and Spiegel Catalog. During 2003, we decided, with the approval of the bankruptcy court, to consolidate the three distribution facilities of DFS into two facilities because of the excess capacity at the distribution centers. Our sale of one of DFS’s distribution facilities in Columbus, Ohio, was finalized in 2004. As a result of this consolidation and down-sizing efforts of our call center support and IT Group functions, our results of operations for the combined nine months ended October 1, 2005 reflected lower expenses associated with the operations of DFS, Saint John and the IT Group as compared with the prior year period. In order to further improve our gross margins and profitability, we intend to focus additional efforts on optimizing and improving the efficiency of these operations.
      Interest expense: Prior to our emergence from bankruptcy, we relied on Spiegel to fund our working capital requirements. Our only interest expense included interest expense/income on our “Due to/from Spiegel” balance. As discussed below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” we entered into a senior secured revolving credit facility on June 21, 2005 to fund our working capital needs subsequent to our emergence from bankruptcy. Additionally, in accordance with the Plan of Reorganization, we entered into a $300 million senior secured term loan, of which the proceeds were used to pay the former unsecured creditors of Spiegel and its subsidiaries. As a result of our new senior secured revolving credit facility and the senior secured term loan, our results of operations for periods subsequent to July 2, 2005, will reflect an increase in interest expense versus the interest expense we were historically charged on our intercompany balance with Spiegel.
      Discontinuation of Eddie Bauer Home: In February 2005, we announced our plan to discontinue operating our “Eddie Bauer Home” concept. As such, we have reflected the historical results of the Eddie Bauer Home group within discontinued operations in our financial statements. We closed all of our Eddie Bauer Home store locations by September 2005. Subsequent to September 2005, our results of operations no longer include any results related to the Eddie Bauer Home group.

2005 Interim Periods
      For purposes of the 2005 interim periods presented in this registration statement, the results of the Successor for the three months ended October 1, 2005 and the results of the Predecessor for the six months ended July 2, 2005 have been combined for convenience of discussion since separate presentation and discussions of the Predecessor and Successor periods would not be meaningful in terms of operating results or comparisons to other periods. We refer to the combined results collectively as the nine months ended October 1, 2005. Due to the fresh start accounting applied with differing effect to the Predecessor and Successor periods, the combined results for the nine months ended October 1, 2005 should not be taken as indicative of our historical or future results.

Financial Operations Overview
      We assess the performance of our business using various financial and operating measures, which primarily include:

•	Net sales — Net sales include sales of merchandise from our stores (which include our retail and outlet stores), catalogs and websites, less discounts and sales return allowances. Merchandise sales through the Internet continue to be our fastest growing sales channel. A significant percentage of our customers make purchases through more than one sales channel.

•	Comparable store sales — Comparable store sales include net sales from retail and outlet stores that have been open for one complete fiscal year. We define a complete fiscal year for these purposes as January 1st through December 31st. We exclude new store locations from our comparable store sales until they have been in operation for one complete fiscal year. Similarly, stores that are expanded or down-sized by more than 30% are also excluded from our comparable store base until they have been in operation in their new configuration for one complete fiscal year. Stores that are closed for more than 10 consecutive days are also excluded from our comparable store base. Comparable store sales exclude net sales from our direct channel.

•	Average sales per square foot — Average sales per square foot is determined on an annual basis by dividing net sales from our retail and outlet stores for the fiscal year by the average of the gross square feet at the beginning and end of each fiscal year. References to square feet represent gross square feet and not net selling space.

•	Other revenues — Other revenues include revenues associated with the royalties we receive from licensing agreements for the use of the Eddie Bauer trademark, royalties we receive from our international joint ventures and shipping revenues from shipments to customers from our direct channel. Other revenues also included services we billed to former Spiegel-affiliated entities under transition services agreements after Spiegel’s sale of these entities in June and July 2004 through December 2004.

•	Revenue from Spiegel-affiliated parties — Revenue from Spiegel-affiliated parties included intercompany revenues from Spiegel affiliates, which were primarily Newport News and Spiegel Catalog, prior to Spiegel’s sale of these entities in June and July of 2004. These intercompany revenues resulted from these and other Spiegel affiliates’ using the distribution services of DFS, the call center support of Saint John and the information technology services of the IT Group.

•	Gross margin — Gross margin is equal to our net sales less our costs of sales. We include in our costs of sales the direct cost of purchased merchandise, inbound freight, inventory write downs, design, buying and production costs and occupancy costs related to store operations.

•	Gross margin % — Gross margin % is calculated as our gross margin as a percentage of our net sales.

•	Selling, general and administrative (“SG&A”) — These expenses include all operating expenses not included within costs of sales, such as store expenses other than occupancy costs, administrative expenses, marketing expenses, catalog production and mailing costs, warehousing and distribution expenses, call center expenses, shipping costs associated with our catalog and Internet sales and depreciation and amortization.

•	Interest expense — Interest expense for periods prior to July 2, 2005 represented interest charged by our former parent, Spiegel, on our intercompany borrowings. Interest expense for periods subsequent to July 2, 2005 includes interest on our senior secured revolving credit facility and interest on our senior secured term loan, both of which we entered into upon our emergence from bankruptcy.

•	Other income — Other income primarily includes interest income that we earn on our cash and cash equivalents.

•	Equity in earnings (losses) of foreign joint ventures — This includes our proportionate share of the earnings or losses of our joint ventures in Germany and Japan. We own a 30% interest in Eddie Bauer

Japan, Inc. and a 40% interest in Eddie Bauer GmbH & Co. We account for these investments under the equity method of accounting as we do not control these entities.

•	Reorganization items — fresh start adjustments — Fresh start accounting principles provided, among other things, that we determine the reorganization value of our company as of July 2, 2005 and allocate such reorganization value to the fair value of our assets in accordance with the provisions of SFAS 141. In addition, effective July 2, 2005, we recognized a net gain of $58.2 million for the six months ended July 2, 2005 associated with the discharge of our liabilities in accordance with the Plan of Reorganization.

•	Reorganization items, net — In accordance with SOP 90-7, our financial statements prior to our emergence from bankruptcy reflect our revenues, expenses, realized gains and losses, and provisions for losses resulting from the reorganization separately as “reorganization items, net” in our combined statements of operations. In addition, all pre-petition liabilities subject to compromise have been segregated in our combined balance sheets and have been classified as “liabilities subject to compromise” and our cash flows related to our reorganization have been separately reflected in our combined statements of cash flows.

•	Discontinuation of Eddie Bauer Home — In February 2005 we announced our plan to discontinue operating our “Eddie Bauer Home” concept. As such, we have reflected the historical results of the Eddie Bauer Home group within discontinued operations in our financial statements. All Eddie Bauer Home store locations were closed by September 2005.

SELECTED HISTORICAL FINANCIAL INFORMATION
      The following tables set forth selected historical financial and other information for the Predecessor and Successor entities as of the dates and for the periods indicated. Financial information for periods prior to July 2, 2005 relates to the Predecessor and financial information for periods as of and subsequent to July 2, 2005 relates to the Successor. Because of our emergence from bankruptcy and for the reasons stated above in “— Predecessor and Successor Entities,” our financial information for any period prior to July 2, 2005 will not be comparable to financial information for periods after that date.
      Our selected historical balance sheet information as of October 1, 2005 is derived from our unaudited consolidated balance sheet included elsewhere in this registration statement. Our selected historical balance sheet information as of July 2, 2005, the date we adopted fresh start accounting, is derived from our audited consolidated balance sheet included elsewhere in this registration statement. Our selected historical combined statement of operations information for the nine months ended October 1, 2005 and October 2, 2004 is derived from our unaudited financial statements and related notes included elsewhere in this registration statement. Our selected historical balance sheet information as of January 1, 2005 and January 3, 2004 and statement of operations information for each of the fiscal years ended January 1, 2005, January 3, 2004 and December 28, 2002, is derived from our audited combined financial statements and related notes included elsewhere in this registration statement. Our selected historical balance sheet information as of December 28, 2002, December 29, 2001 and December 30, 2000 and statement of operations information for each of the two fiscal years ended December 29, 2001 and December 30, 2000 is derived from our unaudited combined financial statements not included in this registration statement.
      For all periods presented, income from continuing operations excludes the results of our discontinued Eddie Bauer Home business unit. The results of operations of this business unit are presented separately as discontinued operations, net of tax.

      The following financial information should be read in conjunction with our financial statements and related notes included elsewhere in this registration statement, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Three	Six
	Months	Months			Fiscal
	Ended	Ended	Nine Months Ended

	Successor	Predecessor	Combined	Predecessor	Predecessor

	October 1,	July 2,	October 1,	October 2,
	2005	2005	2005	2004	2004	2003	2002	2001	2000

	($ in thousands, except per share information)
Consolidated Statement of Operations Information:
Net sales and other revenues	$217,339	$465,723	$683,062	$707,549	$1,120,761	$1,243,927	$1,374,204	$1,534,356	$1,677,722
Revenue from Spiegel-affiliated parties	—	—	—	36,457	37,154	73,288	97,748	99,256	94,195

Total revenues	217,339	465,723	683,062	744,006	1,157,915	1,317,215	1,471,952	1,633,612	1,771,917
Costs of sales, including buying and occupancy	130,345	259,536	389,881	403,121	604,864	695,872	797,037	975,356	1,040,259
Selling, general and administrative expenses	92,139	185,225	277,364	319,132	452,603	531,101	619,003	666,339	712,749

Total operating expenses	222,484	444,761	667,245	722,253	1,057,467	1,226,973	1,416,040	1,641,695	1,753,008
Operating income (loss)	(5,145)	20,962	15,817	21,753	100,448	90,242	55,912	(8,083)	18,909
Interest expense	5,218	761	5,979	246	316	2,513	18,952	19,851	20,830
Other income	129	—	129	—	—	—	—	—	—
Equity in earnings (losses) of foreign joint ventures	(555)	(95)	(650)	2,077	3,590	1,606	(281)	(1,707)	(2,348)

Income (loss) from continuing operations before reorganization items and income tax expense (benefit)	(10,789)	20,106	9,317	23,584	103,722	89,335	36,679	(29,641)	(4,269)
Reorganization items expense (income) - fresh start adjustments(a)	—	(58,224)	(58,224)	—	—	—	—	—	—
Reorganization items, net	—	13,686	13,686	30,807	26,871	91,022	—	—	—

Income (loss) from continuing operations before income tax expense (benefit)	(10,789)	64,644	53,855	(7,223)	76,851	(1,687)	36,679	(29,641)	(4,269)
Income tax expense (benefit)	(4,312)	4,846	534	1,120	36,080	4,803	14,425	(9,228)	(2,770)

Income (loss) from continuing operations	(6,477)	59,798	53,321	(8,343)	40,771	(6,490)	22,254	(20,413)	(1,499)
Discontinued operations, net of tax	(242)	(2,661)	(2,903)	969	2,893	6,171	8,075	9,783	2,960

Net income (loss)	$(6,719)	$57,137	$50,418	$(7,374)	$43,664	$(319)	$30,329	$(10,630)	$1,461

Basic and Diluted Earnings Per Share Information(b):
Loss from continuing operations per share	$(0.21)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Loss from discontinued operations per share	$(0.01)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net loss per share	$(0.22)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Weighted average shares used to complete basic and diluted earnings per share	30,000,000	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Consolidated Operating Information-Unaudited (c):
Percentage increase (decrease) in comparable store sales(d)	(4.3)%	3.4%	0.7%	(3.9)%	(1.7)%	(5.3)%	(12.9)%	(15.1)%	(8.3)%
Average sales per square foot	n/a	n/a	n/a	n/a	$252	$245	$247	$280	$326
Number of stores(e):
Open at beginning of period	382	405	405	433	433	501	531	522	493

	Three	Six
	Months	Months			Fiscal
	Ended	Ended	Nine Months Ended

	Successor	Predecessor	Combined	Predecessor	Predecessor

	October 1,	July 2,	October 1,	October 2,
	2005	2005	2005	2004	2004	2003	2002	2001	2000

	($ in thousands, except per share information)
Opened during the period	4	3	7	6	9	3	11	39	52
Closed during the period	2	26	28	37	37	71	41	30	23
Open at the end of the period	384	382	384	402	405	433	501	531	522
Total store square footage at end of period (in thousands)	n/a	n/a	n/a	n/a	2,960	3,220	3,755	3,962	3,861
Gross margin	$74,405	$176,478	$250,883	$254,462	$442,875	$478,169	$506,585	$492,448	$581,892
Gross margin %	36.3%	40.5%	39.2%	38.7%	42.3%	40.7%	38.9%	33.6%	35.9%
Capital expenditures	$14,431	$8,883	$23,314	$6,466	$12,728	$6,313	$24,532	$60,806	$52,872
Depreciation and amortization	$10,526	$16,163	$26,689	$31,858	$41,142	$69,287	$71,360	$66,329	$56,933

	Successor	Successor	Successor	Predecessor	Predecessor

	As of	As of	As of	As of	As of	As of	As of	As of	As of
	October 1,	July 2,	October 1,	October 2,	January 1,	January 3,	December 28,	December 29,	December 30,
	2005	2005	2005	2004	2005	2004	2002	2001	2000

	($ in thousands)
Consolidated Balance Sheet Information:
Working capital	$86,615	$102,121	$86,615	$59,288	$120,469	$(6,519)	$(207,494)	$(264,665)	$(236,266)
Goodwill	$265,747	$265,747	$265,747	$76,601	$76,601	$76,601	$76,601	$76,601	$81,871
Total assets	$1,092,200	$1,065,918	$1,092,200	$587,675	$574,923	$626,407	$847,697	$912,519	$990,354
Due to (from) Spiegel	—	—	—	$82,378	$(43,548)	$89,641	$299,644	$375,553	$349,083
Total long-term debt(f)	$299,250	$300,000	$299,250	—	—	—	—	—	—
Stockholders’ equity	$558,525	$564,900	$558,525	$240,763	$292,341	$248,013	$246,638	$216,010	$227,574

(a)	In accordance with SOP 90-7, we recorded a net gain of $58.2 million related to the discharge of our liabilities upon our emergence from bankruptcy for the six months ended July 2, 2005. See Note 4 to our interim financial statements, which are included in this registration statement, for a description of the fresh start adjustments we recorded effective July 2, 2005.

(b)	On June 21, 2005, in connection with the effective date of the Plan of Reorganization, we issued 30,000,000 shares of our common stock to certain unsecured creditors of the Debtors. As a result, earnings per share data have been included for periods subsequent to July 2, 2005. No earnings per share data is presented for prior year periods as there were no shares outstanding for the combined entity.

(c)	Represents unaudited financial measures used by our management to assess the performance of our business.

(d)	Represents increase (decrease) over respective prior year period.

(e)	Store count data includes retail and outlet stores, but excludes stores related to our discontinued Eddie Bauer Home business.

(f)	Includes current portion of long-term debt, which totaled $3 million as of October 1, 2005 and July 2, 2005.
Quarterly Results
      The following table sets forth our historical unaudited quarterly comparable sales data (compared to sales of the same quarter the prior year):

Percentage increase (decrease) in comparable store sales

Fiscal 2005			Fiscal 2004				Fiscal 2003				Fiscal 2002

Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

(4.3)%	3.7%	3.0%	2.0%	(3.9)%	(6.0)%	(0.9)%	(4.5)%	0.3%	(7.6)%	(9.6)%	(9.7)%	(13.6)%	(14.0)%	(17.1)%

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL INFORMATION
      The unaudited pro forma consolidated condensed statement of operations data in the following tables for fiscal 2004 and the combined nine months ended October 1, 2005 are adjusted (the “Pro Forma Adjustments”) to reflect the implementation of the Plan of Reorganization and our emergence from bankruptcy as if it had been completed at the beginning of fiscal 2004. The combined nine months ended October 1, 2005 includes the financial results of the Successor for the three months ended October 1, 2005 and the Predecessor for the six months ended July 2, 2005. The pro forma adjustments included below for the combined nine months ended October 1, 2005 relate only to the six months ended July 2, 2005 as the Successor’s statement of operations include the impact of the adoption of fresh start accounting and our emergence from bankruptcy. Accordingly, there are no pro forma adjustments related to the Successor.
      For all periods presented, income from continuing operations excludes the results of our discontinued Eddie Bauer Home business unit. The results of operations of this business unit are presented separately as discontinued operations, net of tax.
      Preparation of the pro forma financial information is based on estimates and assumptions deemed appropriate by our management and which are set forth in the notes following the pro forma financial information. The pro forma information is unaudited and is not necessarily indicative of the results that actually would have occurred if the above transactions had been consummated at the beginning of the period presented, nor does it purport to represent the future financial position and results of operations for future periods.
      The pro forma financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Financial Information” and our financial statements and related notes included elsewhere in this registration statement.
For the Nine Months Ended October 1, 2005

	Historical	Historical	Historical			Pro Forma
	Successor	Predecessor	Combined			Combined

	Three Months	Six Months	Nine Months			Nine Months
	Ended	Ended	Ended			Ended
	October 1,	July 2,	October 1,	Pro Forma		October 1,
	2005	2005	2005	Adjustments		2005

	($ in thousands, unaudited)
Net sales and other revenue	$217,339	$465,723	$683,062	$—	(1)	$683,062
Revenue from Spiegel-affiliated parties	—	—	—	—	(2)	—

Total revenues	217,339	465,723	683,062	—		683,062
Costs of sales, including buying and occupancy	130,345	259,536	389,881	(596	)(3)	389,285
Selling, general and administrative expenses	92,139	185,225	277,364	6,825	(4)	284,189 (9)

Operating income (loss)	(5,145)	20,962	15,817	(6,229)		9,588
Interest expense	5,218	761	5,979	11,180	(5)	17,159
Other income	129	—	129	—		129
Equity in earnings (losses) of foreign joint ventures	(555)	(95)	(650)	—		(650)

Income (loss) from continuing operations before reorganization items and income tax expense (benefit)	(10,789)	20,106	9,317	(17,409)		(8,092)
Reorganization items — fresh start adjustments	—	(58,224)	(58,224)	58,224	(6)	—
Reorganization items, net	—	13,686	13,686	(13,686	)(6)	—

Income (loss) from continuing operations before income tax expense (benefit)	(10,789)	64,644	53,855	(61,947)		(8,092)
Income tax expense (benefit)	(4,312)	4,846	534	(3,726	)(7)	(3,192)

Income (loss) from continuing operations	(6,477)	59,798	53,321	(58,221)		(4,900)
Discontinued operations, net of tax	(242)	(2,661)	(2,903)	2,903	(8)	—

Net income (loss)	$(6,719)	$57,137	$50,418	$(55,318)		$(4,900)

For Fiscal 2004

	Historical			Pro Forma
	Predecessor			Predecessor
		Pro Forma
	Fiscal 2004	Adjustments		Fiscal 2004

	($ in thousands, unaudited)
Net sales and other revenues	$1,120,761	$(8,102	)(1)	$1,112,659
Revenue from Spiegel-affiliated parties	37,154	(37,154	)(2)	—

Total revenues	1,157,915	(45,256)		1,112,659
Costs of sales, including buying and occupancy	604,864	(3,641	)(3)	601,223
Selling, general and administrative expenses	452,603	(20,144	)(4)	432,459	(9)

Operating income	100,448	(21,471)		78,977
Interest expense	316	22,000	(5)	22,316
Equity in earnings (losses) of foreign joint ventures	3,590	—		3,590

Income from continuing operations before reorganization items and income tax expense	103,722	(43,471)		60,251
Reorganization items, net	26,871	(26,871	)(6)	—
Income from continuing operations before income tax expense	76,851	(16,600)		60,251
Income tax expense	36,080	(11,793	)(7)	24,287

Income from continuing operations	40,771	(4,807)		35,964
Discontinued operations, net of tax	2,893	(2,893	)(8)	—

Net income	$43,664	$(7,700)		$35,964

(1)	For fiscal 2004, represents “other revenues” from services provided by us to Newport News and Spiegel Catalog through DFS, the IT Group and Saint John under transition services agreements between us and these former affiliates of Spiegel following Spiegel’s sale of these subsidiaries in June and July 2004, respectively. The billings under the transition services agreements are reflected in our historical combined statements of operations as “other revenues” as these entities were no longer affiliated with Spiegel subsequent to their sale. Subsequent to December 2004, these services were no longer provided.

(2)	For fiscal 2004, represents revenue from services provided by us to certain Spiegel-affiliated entities through DFS, the IT Group and Saint John. These Spiegel-affiliated entities included Newport News and Spiegel Catalog prior to Spiegel’s sale of these subsidiaries in June and July 2004, respectively. Subsequent to December 2004, these services were no longer provided.

(3)	Pro forma adjustments to costs of sales represent:

•	The elimination of costs related to the services provided by DFS, the IT Group and Saint John to other Spiegel-affiliated entities in the amount of $0 for the six months ended July 2, 2005 and $2.4 million for fiscal 2004. Subsequent to December 2004, these services were no longer provided to the affiliated entities and the related costs were no longer incurred by us due to significant down-sizing efforts.

•	A decrease in depreciation expense in the amount of $0.6 million for the six months ended July 2, 2005 and $1.2 million for fiscal 2004, based on a $2.4 million net step-down to fair value of leasehold improvements with an average remaining useful life of 2 years in accordance with fresh start accounting.

(4)	Pro forma adjustments to selling, general and administrative expenses represent:

•	An increase in depreciation expense in the amount of $2.7 million for the six months ended July 2, 2005 and $5.3 million for fiscal 2004, based on a $7.9 million net step-up to fair value of non-store related depreciable property and equipment in accordance with fresh start accounting.

•	An increase in amortization expense of intangible assets in the amount of $4.4 million for the six months ended July 2, 2005 and $8.8 million for fiscal 2004, based on the allocation of the reorganization value to identifiable intangible assets. The pro forma adjustment for the new amortization expense was calculated as follows:

				Amortization
		Weighted	Amortization	Expense Six
	Allocated	Average	Expense Fiscal	Months Ended
Intangible Assets	Value	Useful Life	2004	July 2, 2005

	(In thousands)	(Years)	(In thousands)	(In thousands)
Finite-Lived Intangible Assets
Licensing agreements	$35,000	6	$5,833	$2,917
Customer lists	9,000	3	3,000	1,500

	$44,000		$8,833	$4,417

Indefinite-Lived Intangible Assets
Trademarks	$225,000	Indefinite	—	—
Goodwill	265,747	Indefinite	—	—

	$490,747		—	—

Total intangible assets	$534,747		$8,833	$4,417

•	A decrease in pension and other post-retirement expense of $0.2 million for the six months ended July 2, 2005 and an increase in pension and other post-retirement expense of $0.1 million for fiscal 2004 from the assumption of the Spiegel, Inc. pension and other post-retirement plans in connection with the Plan of Reorganization.

	Pension Plans		Other Post-Retirement Plans

		Six Months		Six Months
		Ended		Ended
Pension Expense (Benefit)	Fiscal 2004	July 2, 2005	Fiscal 2004	July 2, 2005

Service cost	$34	$—	$124	$3
Interest cost	3,273	1,546	451	163
Expected return on plan assets	(3,750)	(1,958)	—	—

	$(443)	$(412)	$575	$166

•	The elimination of costs related to the services provided by DFS, the IT Group and Saint John to other Spiegel-affiliated entities in the amount of $0 for the six months ended July 2, 2005 and $34.4 million for fiscal 2004. Subsequent to December 2004, these services were no longer provided to the affiliated entities and the related costs were no longer incurred by us due to significant down-sizing efforts.

(5)	Represents the additional interest expense based on indebtedness incurred in connection with the Plan of Reorganization, including:

•	A net increase in interest expense of $10.8 million for the six months ended July 2, 2005 and $21.5 million for fiscal 2004 relating to the $300 million senior secured term loan. The term loan has a variable interest rate of LIBOR plus 2.75%. Based on the LIBOR rate at July 2, 2005, the rate used in the calculation above is 6.92%. As required under the term loan, in October 2005, we entered into an interest rate swap agreement for $150 million of the aggregate principal amount of the outstanding loan, which effectively converted the variable interest rate to a fixed rate of 4.665% plus the applicable margin of 2.75%. The pro forma assumptions assume interest on $150 million of the term loan at 6.92% and interest on $150 million of the term loan at 7.42%. See “— Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

•	An increase of $0.2 million for the six months ended July 2, 2005 and $0.4 million for fiscal 2004 relating to the commitment fee on the unused portion of the senior secured revolving credit facility calculated at LIBOR plus 1.25%. Based on the LIBOR rate at July 2, 2005, the rate used in the calculation above is 5.42%. As of July 2, 2005, there were no borrowings under this facility. See “— Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

•	An increase of $0.2 million for the six months ended July 2, 2005 and $0.5 million for fiscal 2004 relating to the $2.8 million of debt issuance costs over a weighted average life of 5.9 years in connection with the term loan and revolving credit facility.

•	There was no decrease for the six months ended July 2, 2005 and $0.4 million for fiscal 2004 relating to the elimination of related-party interest expense on certain advances made by Spiegel to supplement working capital. The “due to/from Spiegel” balance was discharged upon our emergence from bankruptcy.

(6)	Represents the elimination of reorganization gains of $58.2 million and reorganization expenses of $13.7 million for the six months ended July 2, 2005 and reorganization expenses of $26.9 million for fiscal 2004. No tax benefit has been provided on the pro forma decrease in pre-tax income for the elimination of the reorganization gains in the six months ended July 2, 2005 as this was considered non-taxable income in connection with the fresh start adjustments.

(7)	Represents the tax effect on the pro forma adjustments using the applicable U.S. and Canadian statutory federal and state income tax rates. The income tax rate used for both periods takes into consideration the non-tax deductible professional fees related to the bankruptcy reorganization which totaled $5.7 million for the six months ended July 2, 2005 and $13.4 million for fiscal 2004. Additionally, the income tax rate used for the six months ended July 2, 2005 takes into consideration the non-taxable income related to the $58.2 million reorganization gain recorded upon the recording of the fresh start adjustments. The income tax rates, excluding the non-deductible reorganization expenses and non-taxable reorganization income, used for the six months ended July 2, 2005 and for fiscal 2004 was 38.8%.

(8)	Represents the elimination of the results of discontinued operations of “Eddie Bauer Home,” which was approved by the bankruptcy court as part of the Plan of Reorganization.

(9)	Selling, general and administrative expenses include management fees charged by Spiegel of $1.3 million for the six months ended July 2, 2005 and $6.7 million for fiscal 2004. The management fees consist of general and administrative costs allocated to us representing services provided by Spiegel for legal, corporate overhead, governance, human resources, finance and tax. Subsequent to the reorganization, these services were no longer provided to us by Spiegel. We estimate that the annual cost of providing these services on a stand-alone basis will be approximately $11 million to $14 million. Neither these estimates, nor the elimination of the historical Spiegel management fees, are reflected in the consolidated pro forma statements of operations for the combined nine months ended October 1, 2005 or fiscal 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The information in this Management’s Discussion and Analysis contains certain forward-looking statements, which reflect our current view with respect to future events and financial performance. Any such forward-looking statements are subject to risks and uncertainties that could cause our actual results of operations to differ materially from historical results or current expectations. See “Forward-Looking Statements” and “Item 1. Business — Risk Factors.” This discussion and analysis should be read in conjunction with our consolidated and combined financial statements and the related notes included elsewhere in this registration statement.
Overview
      Eddie Bauer is a specialty retailer that sells high quality casual sportswear and accessories for the “modern outdoor lifestyle.” As of December 1, 2005, we operated 399 stores, consisting of 291 retail stores and 108 outlet stores in the U.S. and Canada. In fiscal 2004 and for the nine months ended October 1, 2005, we had more than 40 million and 28 million visits, respectively, to our two websites and a circulation of approximately 85 million and 62 million copies, respectively, of our catalogs. In addition, we have joint venture retail operations in Japan and Germany. We also license our Eddie Bauer name to various consumer product manufacturers and other retailers whose products complement our “modern outdoor lifestyle” brand image.
      In June 2005, we emerged from bankruptcy as a stand-alone company for the first time in 34 years. We are committed to turning our business around and revitalizing Eddie Bauer as a premium brand, both by continuing to implement initiatives that we commenced over the past several years and by implementing new initiatives that we were not able to implement until our emergence from bankruptcy. See “Item 1. Business — Our Business Turnaround.”
      To increase our profitability and generate cash for future growth, we will need to continue to increase our net sales in our stores and through our direct channel. We believe that the increasing trend of consumers shopping via the Internet will drive growth in our Internet sales, offsetting anticipated declines in our catalog sales.
      In 2006, we intend to open approximately 20 new retail stores and 12 new outlet stores and close approximately 25 retail stores in the U.S. and Canada. We intend to finance the opening of new stores through cash provided by operations and our revolving credit facility. The number of stores we ultimately open during any given year will depend on our ability to obtain suitable locations on favorable terms, our working capital, general economic conditions, and the terms of our debt agreements. In addition to closing under-performing stores and opening new stores, our strategy includes right-sizing our existing stores, mainly through down-sizing. We expect that the closure of under-performing stores and the down-sizing of others will improve our average sales per square foot and comparable store sales. Additionally, we intend to increase average sales per square foot and comparable store sales by adding higher-priced premium product classifications.
      Improvement in our gross margins and profitability also depends upon our ability to source our products at cost effective prices, control our transportation and energy costs and reduce our need for inventory mark-downs. Additionally, our ability to control store occupancy and buying costs and efficiently manage our back-end operations will also impact our future gross margins and profitability. We intend to reduce the number of vendors from which we source our product in order to attain volume pricing and more consistent quality. Despite our strategy to design products to appeal to our target customers, changes in customer preferences or demand could result in increasing costs and lower margins if we are required to increase our inventory mark-downs or redesign our product offerings.
      Although we believe our strategies will help turn our business around in the long term, this process comes with significant risks and challenges, as discussed in more detail under “Item 1. Business — Risk Factors.” In addition, this process will take time and we are still in the early stages of trying to turn our business around. As a result, even if we are successful, we may not see improvements in our results of operations in the near term. For example, as part of our efforts to revitalize our brand, we substantially redesigned our fall 2005 apparel lines in an effort to make them more appealing to our customers. As of December 10, 2005, initial results indicate that our actual sales are less than anticipated and less than the prior year period. Compared to the same quarter in the prior year, net sales for the third quarter of 2005 were down $18.3 million, or approximately 8.2%, and comparable store sales declined by 4.3%. Preliminary results for the fourth quarter of 2005 through December 10, 2005 show comparable store sales were down 7.8% compared to the same period in the prior year. Weaker than anticipated retail and direct sales for the fourth quarter, along with the infrastructure and compliance costs associated with being a stand-alone company since our emergence from bankruptcy, will result in operating income for the fourth quarter and fiscal 2005 that will be materially lower than the comparable periods in fiscal 2004. If customers continue not to purchase at the levels we had anticipated, we may continue to experience decreased net sales and decreased comparable store sales for the next few quarters. In addition, although we are aggressively implementing changes based on our insights across all channels, because of lengthy product lead times and catalog production cycle, it may be several quarters before we can implement some of these efforts and begin to see the benefits.
Industry Trends
      We must stabilize our business and revitalize Eddie Bauer as a premium lifestyle brand while addressing general trends we face in the apparel industry. We believe the key marketplace factors affecting us include the following:

•	Constantly shifting consumer style preferences, such as the general shift in the U.S. towards more casual apparel and a shift towards consumers being more willing to purchase either premium apparel at higher prices or value apparel with lower prices, and being less willing to purchase mid priced apparel;

•	The maturation and fragmentation of the apparel industry by channel of distribution, age, gender, price points and classification, as well as the increase in brand proliferation, especially with the growth of private label brands;

•	Increased competition due to fewer barriers to entry;

•	Apparel and footwear expenditures in the U.S. have lagged both personal consumption expenditures and overall GDP since 1970;

•	The increased availability of quality, global low-cost sourcing for apparel due to the elimination of import quotas in the U.S., which puts deflationary pressures on pricing and further lowers barriers to entry;

•	Retail sales of apparel is seasonal in nature, i.e., revenues, the related expenses and profits are typically higher during the fourth quarter of the calendar year, driven by significant holiday purchases; and

•	Specialty retailers (those retailers with a single brand concept) are taking a larger share of the apparel market from department stores.
Results of Operations
      The following is a discussion of our results of operations for the nine months ended October 1, 2005 and for fiscal 2004, 2003 and 2002. We have also included discussions of the results of our third quarter of 2005, which was our first full quarter as a stand-alone company post-bankruptcy, for instances in which the results of the quarter showed a different trend than that of the nine months ended October 1, 2005. For the purposes of the nine months ended October 1, 2005, the results of the Successor for the three months ended October 1, 2005 and the results of the Predecessor for the six months ended July 2, 2005 have been combined for convenience of discussion since separate discussions of the Predecessor and Successor periods would not be meaningful in terms of operating results or comparisons to other periods.
      Our results discussed below are not comparable from period to period for several reasons. As discussed above, we applied the fresh start reporting requirements of SOP 90-7 effective July 2, 2005. Accordingly, the results of operations of the Successor for periods subsequent to July 2, 2005 are not comparable to those of the Predecessor for periods prior to July 2, 2005. Additionally, our annual and interim results may not be comparable since fiscal 2004 and 2002 include 52 weeks and fiscal 2003 includes 53 weeks. Also, as mentioned above, in February 2005 we announced our plan to discontinue operating our “Eddie Bauer Home” concept.

Nine Months ended October 1, 2005 Compared to Nine Months ended October 2, 2004 (Unaudited)

Revenues
      Our total combined revenues for the nine months ended October 1, 2005 were $683.1 million and included $640.8 million of net merchandise sales, $26.1 million of shipping revenues, $11.0 million of licensing revenues, $4.4 million of royalty revenues and $0.8 million of other revenues. Our total combined revenues decreased $60.9 million, or 8.2%, from the prior year period and included a $16.8 million decline in our merchandising sales, a $2.0 million decrease in our licensing revenues and a $1.8 million decrease in our shipping revenues. Additionally, during the nine months ended October 2, 2004, we recorded $36.5 million of intercompany revenues from Spiegel affiliated parties prior to Spiegel’s sale of Newport News and Spiegel Catalog on June 21, 2004 and July 15, 2004, respectively and $4.0 million of revenues for services billed to these entities under transition services agreements subsequent to their sales. These decreases were partially offset by a $0.2 million increase in our royalty and other revenues.
      Our net merchandise sales for the combined nine months ended October 1, 2005 of $640.8 million included $466.6 million of sales from our retail and outlet stores, $174.0 million of sales from our direct channel, which includes our catalog and internet sales, and $0.2 million of other merchandise sales. Our net merchandise sales decreased $16.8 million, or 2.6%, versus the prior year period, including an $18.3 million, or 8.2%, decrease for the three months ended October 1, 2005.
      The $16.8 million decrease in net merchandise sales for the nine months ended October 1, 2005 included a $9.3 million decrease in net sales from our retail and outlet stores, a $3.4 million decrease in our direct sales and a $0.3 million decrease in our other merchandise sales. In addition, during the nine months ended October 2, 2004, we recorded $3.8 million of liquidation sales in conjunction with our bankruptcy reorganization. We recorded no liquidation sales during the nine months ended October 1, 2005. The $18.3 million decrease in net merchandise sales for the three months ended October 1, 2005 included a $13.0 million decrease in net sales from our retail and outlet stores, a $5.1 million decrease in our direct sales and a $0.2 million decrease in our other merchandise sales.
      The declines in net sales from our stores for both the three and nine months ended October 1, 2005, resulted, in part, from fewer stores open during 2005 versus the prior year. As of October 1, 2005, we had 384 stores open, down from 402 stores as of October 2, 2004. As part of our reorganization process we closed several under-performing stores during the first quarter of 2004. The decline in net sales from our stores for the three months ended October 1, 2005 was also driven by a 4.3% decrease in our comparable store sales versus the prior year quarter. As discussed above, we substantially redesigned our fall 2005 apparel lines in an attempt to make them more appealing to our customers, but our initial results indicate that our actual sales are less than anticipated and less than the prior year period. We also believe that our redesigned fall apparel lines also impacted our direct sales for the three months ended October 1, 2005. Partially offsetting the decline in our store sales from the decrease in number of stores open for the nine months ended October 1, 2005 was a 0.7% increase in our comparable store sales versus the prior year period.

Gross margin and gross margin %
      Our gross margin for the three months and combined nine months ended October 1, 2005 was $74.4 million and $250.9 million, respectively, representing declines of $9.0 million, or 10.8%, and $3.6 million, or 1.4%, respectively, from the prior year periods.
      Gross margin % for the three months ended October 1, 2005 declined to 36.3%, down from 37.4% in the prior period. Our merchandising margins (which is equal to costs of goods sold, excluding buying, occupancy, and warehousing expenses, divided by net sales) for the three months ended October 1, 2005 remained relatively flat with the prior year quarter. Despite a decline in our overall occupancy costs, our occupancy costs as a percentage of our net sales increased 0.5 percentage points during the three months ended October 1,

2005 versus the prior year quarter due primarily to higher store rents as a percentage of our net sales. Additionally, increases in our buying costs, primarily related to product design and development costs, resulted in a 0.6 percentage point decline in our gross margin for the three months ended October 1, 2005 versus the prior year quarter.
      Gross margin % for the combined nine months ended October 1, 2005 improved to 39.2%, up from 38.7% in the prior period. Merchandise margins increased 0.5 percentage points during the nine months ended October 1, 2005 versus the prior year period due to higher product mark-up, reduced transfers to the outlets and declines in inventory shrinkage. Additionally, the nine months ended October 2, 2004 included $3.5 million of costs associated with liquidation sales, which resulted in a 0.5 percentage point improvement in our gross margin as we recorded no liquidation sales for the nine months ended October 1, 2005. Gross margins on our liquidation sales are significantly less than our average gross margins. Partially offsetting these improvements to our gross margin for the nine months ended October 1, 2005 was an increase in our buying costs as a percentage of net sales, which resulted in a decrease of 0.4 percentage points in our gross margin %. The increase in buying costs resulted primarily from higher design costs for the nine months ended October 1, 2005 versus the prior year.

Selling, general and administrative expenses
      Our SG&A expenses for the combined nine months ended October 1, 2005 were $277.4 million, representing a decrease of $41.8 million, or 13.1%, from the prior year period. Our SG&A expenses as a percentage of net sales for the combined nine months ended October 1, 2005 were 43.3%, down from 48.5% for the nine months ended October 2, 2004. The decrease was driven primarily by decreases in expenses related to our distribution facilities and call centers as a result of our down-sizing efforts. During 2004, we consolidated our distribution facilities from three locations to two locations, resulting in a decrease in our distribution costs for the combined nine months ended October 1, 2005 versus the prior year period. In addition, a portion of the decrease in SG&A expenses versus the prior year period was due to declines in marketing expenses and lower management fees allocated from our former parent. These decreases were partially offset by higher corporate expenses and the amortization of finite lived intangible assets recorded in conjunction with our adoption of fresh start accounting on July 2, 2005.
      We expect that our SG&A expenses will increase in future periods as a result of the additional significant expenses we will incur as a result of being a stand-alone public company. Additionally, we anticipate that SG&A expenses will increase due to the amortization of finite-lived intangible assets that we recorded in conjunction with our adoption of fresh start accounting on July 2, 2005.

Equity in earnings (losses) of foreign joint ventures
      Equity in earnings (losses) of foreign joint ventures for the combined nine months ended October 1, 2005 was a loss of $0.7 million, compared with earnings of $2.1 million for the nine months ended October 2, 2004, due primarily to losses incurred by our joint venture in Germany for the nine months ended October 1, 2005 versus income in the prior year period.

Reorganization items — fresh start adjustments
      We recognized a net gain of $58.2 million for the nine months ended October 1, 2005 associated with the discharge of our liabilities in accordance with the Plan of Reorganization. This gain resulted from the discharge of $79.8 million of pre-petition liabilities, which were partially offset by our “due from Spiegel” balance of $21.6 million that we wrote off as of our fresh start accounting date.

Reorganization items, net
      The significant components of our reorganization items, net for the six months ended July 2, 2005 and nine months ended October 2, 2004 were as set forth below. We incurred no reorganization expenses for the three months ended October 1, 2005. We do not anticipate that we will incur any material reorganization expenses related to the Plan of Reorganization in future periods.

	Predecessor	Predecessor
	Six Months Ended	Nine Months Ended
	July 2, 2005	October 2, 2004

	($ in thousands)
	(Unaudited)
Lease rejections	$2,749	$(3,708)
Professional service fees	10,705	24,977
Asset impairment and other, net	232	8,067
Severance and relocation	—	1,471

	$13,686	$30,807

      Lease rejection costs for the six months ended July 2, 2005 represented costs incurred to terminate leases at under-performing retail and outlet stores. Our closure of under-performing stores was part of our ongoing reorganization process and received approval of the bankruptcy court. The lease rejection income for the nine months ended October 2, 2004 was due to lease termination agreements and mitigation of lease related claims.
      Professional service fees consisted primarily of financial, legal, real estate and other consulting services directly associated with the reorganization process that were incurred by Spiegel and charged to us.
      The closure of retail and outlet stores described above, as well as other facilities, resulted in the write-off of assets of approximately $0.2 million and $1.2 million for the six months ended July 2, 2005 and nine months ended October 2, 2004, respectively, primarily related to leasehold improvements that had no future benefit. We also abandoned certain capital projects because of capital expenditure restrictions, which led to the additional write-off of assets of approximately $3.3 million for the nine months ended October 2, 2004. On August 3, 2004, the bankruptcy court approved the sale of our three corporate headquarters office buildings located on 20 acres in Redmond, Washington, to Microsoft Corporation for a total purchase price of $38.0 million. In connection with the sale of the property, we entered into an agreement with Microsoft Corporation to lease the property for a term of three years, with an option to terminate the lease at no cost after two years. We recorded a loss of $2.9 million within reorganization items, net during the nine months ended October 2, 2004 related to the sale.
      During the nine months ended October 2, 2004, we recorded severance and relocation costs of $1.5 million associated with the termination of employees at various locations due to either the closure of locations or the overall reduction in workforce.

Income tax expense
      Our income tax expense for the combined nine months ended October 1, 2005 was $0.5 million, representing an effective tax rate of 1.0%. Our income tax expense for the nine months ended October 2, 2004 was $1.1 million. Our income tax expense (benefit) for periods prior to July 2, 2005 represented a carve-out allocation from Spiegel, as we were included in Spiegel’s consolidated federal income tax returns prior to our emergence from bankruptcy. Despite having a loss from continuing operations for the nine months ended October 2, 2004, we recognized income tax expense as our reorganization items, net included $10.0 million of non-deductible expenses. Additionally, our foreign operations generated taxable income. Our effective tax rate for the combined nine months ended October 1, 2005 was lower than our U.S. statutory tax rate due to the non-taxable income of $58.2 million related to the fresh start adjustment recognized in our statement of operations from the discharge of our liabilities, partially offset by $5.7 million of non-deductible expenses related to our reorganization. The income from the discharge of our liabilities represents a permanent difference between our income for financial reporting purposes and taxable income as our reorganization was determined to be a tax-free reorganization.

Discontinued operations, net of tax
      The results of our discontinued operations associated with our Eddie Bauer Home concept for the combined nine months ended October 1, 2005 and nine months ended October 2, 2004 were as follows:

	Successor	Predecessor	Combined	Predecessor
	Three Months	Six Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	October 1, 2005	July 2, 2005	October 1, 2005	October 2, 2004

	($ in thousands)
	(Unaudited)
Discontinued Operations:
Revenues	$13,967	$39,177	$53,144	$52,164
Costs of sales, including buying and occupancy	11,245	24,335	35,580	32,615
Selling, general and administrative expenses	3,114	19,182	22,296	17,899
Operating income (loss)	(392)	(4,340)	(4,732)	1,650
Interest expense	3	7	10	35
Income (loss) before income tax expense (benefit)	(395)	(4,347)	(4,742)	1,615
Income tax expense (benefit)	(153)	(1,686)	(1,839)	646
Discontinued operations, net of tax	(242)	(2,661)	(2,903)	969
      The net loss from discontinued operations for the six months ended July 2, 2005 resulted primarily from the pre-tax impairment loss of $6.2 million reflected within SG&A expenses related to the write-down of the Home store assets.

Fiscal 2004 Compared to Fiscal 2003

Revenues
      Total revenues for fiscal 2004 were $1,157.9 million and included $1,047.7 million of net merchandise sales, $37.2 million of intercompany revenues from Spiegel affiliates, $39.3 million of shipping revenues, $18.5 million of licensing revenues, $8.1 million of revenues from transition services agreements with former Spiegel affiliates, $6.3 million of royalty revenues and $0.8 million of other revenues. Our total revenues decreased $159.3 million, or 12.1% from the prior year and included a $126.3 million decline in our merchandising sales, a $36.1 million decrease in our intercompany revenues from Spiegel affiliates, a $5.4 million decrease in our shipping revenues and a $0.2 million decrease in our royalty and other revenues. Our intercompany revenues from Spiegel affiliates declined $36.1 million as fiscal 2003 included 12 months of intercompany revenues from these former affiliates versus approximately six months during fiscal 2004. The decline in our shipping revenues during fiscal 2004 versus the prior year was due to lower sales in our direct channel. These decreases were partially offset by the $8.1 million of revenues from transition services agreements recognized in fiscal 2004 and a $0.6 million increase in our licensing revenues. The transition services agreements represented fees paid to us for services provided to these former Spiegel affiliates by DFS, Saint John and the IT Group. Prior to their sale, revenues for these and similar services were recorded as revenue from Spiegel-affiliated parties.
      Net merchandise sales for fiscal 2004 of $1,047.7 million included $766.0 million of sales from our retail and outlet stores, $277.2 million of sales from our direct channel, which includes our catalog and Internet sales, $3.8 million of liquidation sales and $0.7 million of other merchandise sales. The $126.3 million, or 10.8%, decrease versus the prior year period included a $92.9 million decrease in net sales from our retail and outlet stores, a $22.2 million decrease in our direct sales and an $11.2 million decrease in our liquidation sales. Fiscal 2004 included one less week of sales than fiscal 2003. The decline in merchandise sales from our stores was due to fewer stores open during fiscal 2004 (405 stores at the end of fiscal 2004) versus fiscal 2003 (433 stores at the end of fiscal 2003) and a 1.7% decline in comparable store sales. Additionally, both our direct sales and store sales were negatively impacted by fewer catalogs circulated in fiscal 2004 versus fiscal 2003.

Gross margin and gross margin %
      Gross margin for fiscal 2004 was $442.9 million, representing a decrease of $35.3 million, or 7.4%, from the prior fiscal year. Gross margin % for fiscal 2004 improved to 42.3%, up from 40.7% in the prior year. A decline in occupancy costs resulted in a 1.2 percentage point improvement in our gross margin in fiscal 2004 versus the prior year. The decline in occupancy costs for fiscal 2004 was driven by lower rent expense, including common area charges, due to the decline in our number of stores versus the prior year period and more favorable lease rates. Additionally, fiscal 2004 included $3.5 million of costs associated with liquidation sales, down from $14.1 million in fiscal 2003, which resulted in a 0.9 percentage point improvement in our gross margin as gross margins on our liquidation sales are significantly less than our average gross margins. Partially offsetting these improvements to our gross margin was a 0.2 percentage point decline in our merchandise margin for fiscal 2004 versus the prior year period.

Selling, general and administrative expenses
      SG&A expenses for fiscal 2004 were $452.6 million, representing a decrease of $78.5 million, or 14.8% from the prior year. SG&A expenses as a percentage of net sales for fiscal 2004 were 43.2%, down from 45.2% in the prior year. The decrease in SG&A expenses for fiscal 2004 versus the prior year included an approximately $25 million decrease in costs associated with DFS and Saint John, primarily the result of lower variable costs (such as payroll), an approximately $15 million decrease in store-related expenses (e.g. store payroll, supplies, repairs), approximately $10 million in lower information technology expenses, an approximately $5 million decline in the allocation of corporate overhead charges to us from Spiegel and an approximately $5 million decrease in freight expenses.

Equity in earnings of foreign joint ventures
      Equity in earnings of foreign joint ventures for fiscal 2004 and fiscal 2003 were $3.6 million and $1.6 million, respectively, due to higher earnings associated with our joint venture in Germany, which were partially offset by a decline in earnings from our joint venture in Japan.

Reorganization items, net
      Reorganization items, net for fiscal 2004 and fiscal 2003 were as follows:

	Predecessor	Predecessor
	Fiscal 2004	Fiscal 2003

	($ in thousands)
	(Unaudited)
Lease rejections	$(3,708)	$28,417
Professional service fees	23,373	16,578
Asset impairment and other, net	8,254	43,489
Severance and relocation	2,452	2,538
Interest income	(3,500)	—

	$26,871	$91,022

      Lease rejection expenses for fiscal 2003 primarily reflected lease-related expenses associated with store closures. In April 2003, we announced our intent to close 60 under-performing stores as a part of our ongoing reorganization process, which received bankruptcy court approval. We had closed 59 of these stores as of January 3, 2004 and the remaining one store was closed in the fourth quarter of 2004. In December 2003, we announced our intent to close an additional 29 under-performing stores as a part of our ongoing reorganization process, which also received bankruptcy court approval. We closed these stores during the first quarter of

2004. The lease rejection income in fiscal 2004 was due to the favorable settlement of certain lease termination agreements and mitigation of lease-related claims.
      Professional service fees consisted primarily of financial, legal, real estate and other consulting services directly associated with the reorganization process that were incurred by Spiegel and charged to us.
      The closure of stores described above, as well as other facilities, resulted in the write-off of approximately $2.0 million and $12.0 million in assets in fiscal 2004 and fiscal 2003, respectively, primarily related to leasehold improvements that had no future benefit. We also abandoned certain capital projects due to capital expenditure restrictions, which led to the write-off of approximately $3.3 million and $22.6 million in assets in fiscal 2004 and fiscal 2003, respectively. Additionally, in 2003 we recorded a write-off of approximately $11.6 million related to our decision to sell a distribution facility. The facility was sold in April 2004, and we recorded an additional loss of $0.5 million. In 2004, we also sold our three corporate headquarters office buildings for $38.0 million, and recorded a loss of $2.9 million.
      In fiscal 2003, as part of our restructuring efforts, we reduced our headquarters workforce by approximately 197 associates and provided severance and other benefits to affected associates. We recorded severance costs of $1.3 million in fiscal 2003 due to this reduction in workforce. In addition, we recorded severance costs of $2.5 million and $1.2 million in fiscal 2004 and fiscal 2003, respectively, associated with the termination of employees at various other locations due to either the closure of locations or the overall reduction in our workforce.
      Interest income for fiscal 2004 was attributable to the accumulation of cash and short-term investments subsequent to the bankruptcy filing.

Income tax expense
      Income tax expense for fiscal 2004 and fiscal 2003 was $36.1 million and $4.8 million, respectively. The effective tax rate for fiscal 2004 of 46.9% was higher than our U.S. statutory tax rate of 35.0% primarily due to non-deductible reorganization costs of approximately $13.4 million, state income taxes and the higher effective tax rate that we incur on our income generated in Canada. Despite having a pre-tax loss from our continuing operations for fiscal 2003, we recorded income tax expense as we incurred approximately $11.0 million of non-deductible reorganization costs and tax benefits generated on our U.S. taxable income were more than offset by tax expense generated on our income in Canada.

Discontinued operations, net of tax
      The results of our discontinued operations associated with our Eddie Bauer Home concept for fiscal 2004 and fiscal 2003 were as follows:

	Predecessor	Predecessor
	Fiscal 2004	Fiscal 2003

	($ in thousands)
	(Unaudited)
Discontinued Operations:
Revenues	$75,355	$98,790
Costs of sales, including buying and occupancy	45,722	59,284
Selling, general and administrative expenses	24,862	29,937
Operating income	4,771	9,569
Interest expense (income)	44	(516)
Income before income tax expense	4,727	10,085
Income tax expense	1,834	3,914
Discontinued operations, net of tax	2,893	6,171

Fiscal 2003 Compared to Fiscal 2002

Revenues
      Total revenues for fiscal 2003 were $1,317.2 million and included $1,174.0 million of net merchandise sales, $73.3 million of intercompany revenues from Spiegel affiliates, $44.8 million of shipping revenues, $18.0 million of licensing revenues, $6.6 million of royalty revenues and $0.5 million of other revenues. Our total revenues decreased $154.7 million, or 10.5% from the prior year and included a $129.6 million decline in our merchandising sales, a $24.5 million decrease in our intercompany revenues from Spiegel affiliates and a $5.6 million decrease in our shipping revenues. Our intercompany revenues from Spiegel affiliates were lower than the prior year as our billings to Spiegel affiliates during fiscal 2003 declined as a result of a decrease in their use of our distribution services due to lower volumes and lower billings for information technology support. The decline in our shipping revenues during fiscal 2003 versus the prior year was due to lower sales in our direct channel. These decreases were partially offset by a $5.0 million increase in licensing, royalty and other revenues.
      Net merchandise sales for fiscal 2003 of $1,174.0 million included $858.8 million of sales from our retail and outlet stores, $299.4 million of sales from our direct channel, which includes catalog and Internet sales, $15.0 million of liquidation sales and $0.8 million of other merchandise sales. The $129.6 million, or 9.9%, decrease versus the prior year period included a $94.9 million decrease in net sales from our retail and outlet stores and a $49.7 million decrease in our direct sales. These decreases were partially offset by $15.0 million of liquidation sales in fiscal 2003. There were no liquidation sales during fiscal 2002 as this was prior to our bankruptcy filing. Fiscal 2003 included one more week of sales than fiscal 2002. The decline in net sales from our stores was driven by fewer stores open during fiscal 2003 (433 stores at the end of fiscal 2003) versus fiscal 2002 (501 stores at the end of fiscal 2002), as well as a 5.3% decline in comparable store sales. The decline in net sales from our direct channel was due in part to the liquidation of FCNB. In March 2003, Spiegel’s merchant divisions, including us, ceased honoring the private-label credit cards issued to their customers by FCNB, FCNB discontinued charging privileges on all MasterCardtm and Visatm bankcards issued by FCNB to its customers, and FCNB began the liquidation process required by the OCC.

Gross margin and gross margin %
      Gross margin for fiscal 2003 was $478.2 million, representing a decline of $28.4 million, or 5.6%, from the prior fiscal year. Gross margin % for fiscal 2003 improved to 40.7%, up from 38.9% in the prior year. Merchandise margins increased 3.3 percentage points during fiscal 2003 versus the prior year period due to lower renegotiated purchase prices, less out of season merchandise requiring mark-downs and declines in permanent inventory writedowns and shrinkage. Partially offsetting the increase from merchandise margins was higher liquidation sales during fiscal 2003. Fiscal 2003 included $14.1 million of liquidation sales, which negatively impacted our gross margin by 1.2 percentage points versus the prior year. We recorded no liquidation sales during fiscal 2002. Gross margins on our liquidation sales are significantly less than our average gross margins.

Selling, general and administrative expenses
      SG&A expenses for fiscal 2003 were $531.1 million, representing a decrease of $87.9 million or 14.2% from the prior year. SG&A expenses as a percentage of net sales for fiscal 2003 were 45.2%, down from 47.5% in the prior year. The decrease in SG&A expenses for fiscal 2003 versus the prior year included an approximately $22 million decrease in costs associated with DFS and Saint John, primarily the result of lower variable costs (such as payroll), an approximately $13 million decrease in store-related expenses (e.g. store payroll, supplies, repairs), approximately $10 million in lower information technology expenses, an approximately $7 million decrease in freight expenses, an approximately $7 million decrease in profit sharing and incentive plan expenses, an approximately $6 million decline in non-store related occupancy costs (including depreciation and amortization of internal use software), and an approximately $6 million decrease in shipping and handling expenses.

Interest expense
      Interest expense for fiscal 2003 was $2.5 million, representing a decrease of $16.4 million from the prior year period. The decline in interest expense was driven by a lower average intercompany balance owed to Spiegel for fiscal 2003 versus the prior year as we became a net provider of cash to Spiegel during 2003.

Equity in earnings (losses) of foreign joint ventures
      Equity in earnings (losses) of foreign joint ventures for fiscal 2003 and fiscal 2002 were earnings of $1.6 million and a loss of $0.3 million, respectively. The increase in earnings from foreign joint ventures for fiscal 2003 versus the prior year period was due to positive earnings associated with both of our joint ventures during fiscal 2003 versus a loss from our Japan joint venture during fiscal 2002.

Reorganization items, net
      We recorded reorganization items, net totaling $91.0 million for fiscal 2003. There were no reorganization expenses recorded during fiscal 2002 as this was prior to our bankruptcy filing in March 2003.

Income tax expense
      Income tax expense for fiscal 2003 and fiscal 2002 was $4.8 million and $14.4 million, respectively. Despite having a pre-tax loss from our continuing operations for fiscal 2003, we recorded income tax expense as we incurred approximately $11.0 million of non-deductible reorganization costs and tax benefits generated on our U.S. taxable income were more than offset by tax expense generated on our income in Canada. The effective tax rate for fiscal 2002 of 39.3% was higher than our U.S. statutory tax rate of 35.0% primarily due to state income taxes and the higher effective tax rate that we incur on our income generated in Canada.

Discontinued operations, net of tax
      The results of our discontinued operations associated with our Eddie Bauer Home concept for fiscal 2003 and fiscal 2002 were as follows:

	Predecessor	Predecessor
	Fiscal 2003	Fiscal 2002

	($ in thousands)
	(Unaudited)
Discontinued Operations:
Revenues	$98,790	$125,130
Costs of sales, including buying and occupancy	59,284	73,208
Selling, general and administrative expenses	29,937	38,402
Operating income	9,569	13,520
Interest expense (income)	(516)	337
Income before income tax expense	10,085	13,183
Income tax expense	3,914	5,108
Discontinued operations, net of tax	6,171	8,075

Liquidity and Capital Resources

Cash Flow Analysis

Nine Months ended October 1, 2005 Compared to Nine Months ended October 2, 2004

	Successor	Predecessor	Combined	Predecessor
	Three Months	Six Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	October 1,	July 2,	October 1,	October 2,
	2005	2005	2005	2004	Change

	($ in thousands)
	(Unaudited)
Cash flow data:
Net cash provided by (used in) operating activities of continuing operations	$(44,628)	$20,313	$(24,315)	$(41,801)	$17,486
Net cash (used in) provided by investing activities of continuing operations	$(14,431)	$(8,583)	$(23,014)	$48,871	$(71,885)
Net cash provided by (used in) financing activities of continuing operations	$35,165	$20,981	$56,146	$(4,312)	$60,458
Net cash provided by (used in) discontinued operations	$6,431	$(837)	$5,594	$(3,577)	$9,171

Net cash provided by (used in) operating activities of continuing operations
      Net cash used by operating activities of continuing operations for the combined nine months ended October 1, 2005 totaled $20.3 million, compared to $41.8 million for the nine months ended October 2, 2004. The decline in cash used by continuing operations for the combined nine months ended October 1, 2005 was due primarily to higher cash of approximately $41.5 million generated from our accounts payable and receivable balances. These increases were partially offset by a higher use of cash of approximately $16.7 million during the combined nine months ended October 1, 2005 related to the payment of our accrued expenses and liabilities subject to compromise.

Net cash (used in) provided by investing activities of continuing operations
      Net cash used in investing activities of continuing operations for the combined nine months ended October 1, 2005 totaled $23.0 million and primarily related to capital expenditures. Our net cash provided by investing activities of continuing operations for the nine months ended October 2, 2004 totaled $48.9 million and included $36.4 million of proceeds on the sale of our headquarters facilities, which we are subsequently leasing back, and $18.9 million of proceeds from the sale of one of our distribution facilities. The sale of both of these facilities was in accordance with the approved Plan of Reorganization. Partially offsetting the cash generated by the sale of these facilities during the nine months ended October 2, 2004 was $6.5 million of cash used for capital expenditures.

Net cash provided by (used in) financing activities of continuing operations
      Net cash provided by financing activities of continuing operations for the combined nine months ended October 1, 2005 totaled $56.1 million and primarily included $36.8 million of cash we received from borrowings under our senior secured revolving credit facility and $20.2 million in borrowings from our former parent, Spiegel, prior to our emergence from bankruptcy. Net cash used in financing activities of continuing operations for the nine months ended October 2, 2004 totaled $4.3 million and primarily included $6.4 million of repayments to our former parent, offset by an increase of $2.1 million in bank overdraft.

Net cash provided by (used in) discontinued operations
      Net cash provided by discontinued operations for the combined nine months ended October 1, 2005 was $5.6 million, compared to a use of cash of $3.6 million for the nine months ended October 2, 2004. The net cash provided from discontinued operations for the combined nine months ended October 1, 2005 primarily related to the sale of inventory in conjunction with the final closure of our Eddie Bauer Home stores during the third quarter of 2005.

Fiscal 2004, Fiscal 2003, and Fiscal 2002

	Predecessor	Predecessor	Change	Predecessor	Change
	Fiscal 2004	Fiscal 2003	Fiscal 2004	Fiscal 2002	Fiscal 2003
	(52 Weeks)	(53 Weeks)	Versus 2003	(52 Weeks)	Versus 2002

	($ in thousands)
Cash flow data:
Net cash provided by operating activities of continuing operations	$91,977	$200,063	$(108,086)	$123,171	$76,892
Net cash provided by (used in) investing activities of continuing operations	$42,609	$(7,175)	$49,784	$(26,197)	$19,022
Net cash used in financing activities of continuing operations	$(133,243)	$(219,140)	$85,897	$(96,841)	$(122,299)
Net cash (used in) provided by discontinued operations	$(350)	$16,878	$(17,228)	$328	$16,550

Fiscal 2004 Compared to Fiscal 2003

Net cash provided by operating activities of continuing operations
      Net cash provided by operating activities of continuing operations for fiscal 2004 totaled $92.0 million, compared to $200.1 million for fiscal 2003. Despite the increase in our net income compared with the prior year period, the cash generated from our continuing operations when excluding non-cash expenses (i.e., depreciation and amortization, non-cash reorganization expenses, losses and impairments on property and equipment, equity in earnings of our joint ventures and deferred income taxes) declined approximately $62.4 million from the prior year. Additionally, our inventory levels during 2004 resulted in a use of cash of $8.4 million versus generating cash of $65.4 million the prior year. Despite the increase in our inventory levels at the end of fiscal 2004 versus fiscal 2003, our inventory turns for fiscal 2004 improved to 3.4 times, up from 2.8 times from fiscal 2003. We calculate inventory turns by dividing our net sales of merchandise by our average inventory balances at the beginning and end of the period. These decreases in cash were partially offset by higher cash generated from our accounts receivables balances during fiscal 2004 versus the prior year.

Net cash provided by (used in) investing activities of continuing operations
      Net cash provided by (used in) investing activities of continuing operations for fiscal 2004 totaled $42.6 million, compared to a use of cash of $7.2 million for fiscal 2003. The net cash provided by investing activities for fiscal 2004 included $36.4 million of proceeds on the sale of our headquarters facilities and $18.9 million of proceeds from the sale of one of our distribution facilities. Partially offsetting the cash generated by the sale of these facilities during 2004 was $12.7 million of cash used for capital expenditures. The net cash used in investing activities of continuing operations for fiscal 2003 included $6.3 million of capital expenditures and $0.9 million of investments in our foreign joint venture in Germany.

Net cash used in financing activities of continuing operations
      Net cash used in financing activities of continuing operations for fiscal 2004 totaled $133.2 million, compared to $219.1 million for fiscal 2003. The decline was primarily driven by decreased intercompany borrowings from our former parent, Spiegel, of $132.2 million in fiscal 2004 compared to $210.0 million in fiscal 2003.

Net cash (used in) provided by discontinued operations
      Net cash used in discontinued operations for fiscal 2004 totaled $0.4 million, compared to cash generated from discontinued operations of $16.9 million for fiscal 2003. The decrease for fiscal 2004 was due to lower levels of cash generated from the operations of our Eddie Bauer Home stores and higher inventory levels during 2004 versus the prior year.

Fiscal 2003 Compared to Fiscal 2002

Net cash provided by operating activities of continuing operations
      Net cash provided by operating activities of continuing operations for fiscal 2003 totaled $200.1 million, compared to $123.2 million for fiscal 2002, due to approximately $39.3 million higher cash generated from our continuing operations when excluding non-cash expenses in fiscal 2003. Additionally, lower levels of inventory during fiscal 2003 versus the prior year generated approximately $36.0 million of additional cash. Inventory turns for fiscal 2003 were 2.8 times, up from 2.5 times in fiscal 2002.

Net cash provided by (used in) investing activities of continuing operations
      Net cash used in investing activities of continuing operations for fiscal 2003 totaled $7.2 million, compared to $26.2 million for fiscal 2002, primarily driven by lower levels of capital expenditures in light of our bankruptcy filing in March 2003.

Net cash used in financing activities of continuing operations
      Net cash used in financing activities of continuing operations for fiscal 2003 totaled $219.1 million, compared to $96.8 million for fiscal 2002, primarily driven by decreased intercompany borrowings from our former parent, Spiegel, of $210.0 million in fiscal 2003 compared to $91.5 million in fiscal 2002.

Net cash (used in) provided by discontinued operations
      Net cash provided by discontinued operations for fiscal 2003 totaled $16.9 million, compared to $0.3 million for fiscal 2002, due to a decrease in inventory levels and lower capital expenditures related to our Eddie Bauer Home stores.

Sources of Liquidity
      As of October 1, 2005, we had cash balances of $22.6 million, which included $17.9 million designated by the creditors’ committee for payment of professional service fees associated with our bankruptcy process that must be returned to the creditors’ committee if not used. Our primary source of cash is the cash generated from our operations. However, our ability to fund our capital requirements will be greatly reduced if we are no longer in compliance with the covenants under our senior secured term loan and cannot amend or obtain waiver to any covenants we violate. See “Item 1. Business — Risk Factors — Risks Relating to Our Financial Condition and Results of Operations — Our substantial amount of debt may limit the cash flow available for our operations and place us at a competitive disadvantage.”

Senior Secured Revolving Credit Facility
      On June 21, 2005, Eddie Bauer, Inc. executed a loan and security agreement with Bank of America, N.A., Fleet Retail Finance, Inc. and The CIT Group/ Business Credit, Inc. The senior secured revolving credit facility is comprised of a revolving line of credit consisting of revolving loans and letters of credit up to $150 million to fund working capital needs.
      Advances under the senior secured revolving credit facility may not exceed a borrowing base equal to various percentages of our eligible accounts receivable balances and eligible inventory, less specified reserves. The senior secured revolving credit facility is secured by a first lien on our inventory and certain accounts receivable balances and by a second lien on all of our other assets. The senior secured revolving credit facility is guaranteed by Eddie Bauer Holdings and certain of its subsidiaries, including its primary operating subsidiary, Eddie Bauer, Inc. Our availability under the senior secured revolving credit facility was $110.4 million as of October 1, 2005. As of December 12, 2005, our availability was approximately $115 million and $7.5 million had been drawn under the senior secured revolving credit facility.
      Borrowings under the senior secured revolving credit facility bear interest at LIBOR plus 1.25% if the average aggregate outstandings (based upon the preceding calendar month) are less than $75 million or at LIBOR plus 1.50% if the average aggregate outstandings are greater than or equal to $75 million. In addition, we are required to pay an unused commitment fee of 0.25% per annum on the unused amount, plus a letter of credit fee. The senior secured revolving credit facility is scheduled to terminate on June 21, 2010.
      The agreement requires that at any time the availability under the agreement is less than 10% of the maximum revolver available, we are required to maintain a consolidated fixed charge ratio (as defined in the agreement) of at least 1.25:1.00. The agreement also limits our capital expenditures to $50 million in 2005, $60 million in 2006, 2007, and 2008, and $70 million in 2009 and 2010. Finally, there are additional covenants that restrict us from entering into certain merger, consolidation and sale transactions outside the normal course of business; from making certain distributions or changes in our capital stock; from entering into certain guarantees; from incurring debt beyond what is specified within the agreement; and other customary covenants. We are currently in compliance with the covenants.

Senior Secured Term Loan
      On June 21, 2005, Eddie Bauer, Inc. entered into a $300 million senior secured term loan agreement with various lenders. As of June 21, 2005, the senior secured term loan was a base rate loan. On June 23, 2005, we converted 100% of the senior secured term loan to Eurodollar loans. In accordance with the senior secured term loan agreement, we are required to repay $750,000 on a quarterly basis from September 30, 2005 through March 31, 2011, with the remaining balance of $282.8 million due upon maturity of the loan on June 21, 2011. The senior secured term loan agreement includes mandatory prepayment provisions, including a requirement that a certain percentage of any excess cashflows, as defined in the agreement and measured on an annual basis beginning December 31, 2005, be applied to repayment of the loan. The senior secured term loan is secured by a first lien on certain of our real estate assets and trademarks and by a second lien on all of our other assets.
      For the first four full fiscal quarters after June 21, 2005, interest on the loan is calculated as the greater of the prime rate or the federal funds effective rate plus one-half of one percent plus 1.75% in the case of a base rate loan, or LIBOR plus 2.75% in the case of Eurodollar loans. Thereafter, interest is calculated as the greater of the prime rate or the federal funds effective rate plus one-half of one percent plus 1.50% to 2.00% in the case of a base rate loan, or LIBOR plus 2.5% to 3.0% in the case of Eurodollar loans, based upon our consolidated leverage ratio (as defined in the agreement). Interest is payable quarterly on the last day of each March, June, September and December for base rate loans. For Eurodollar loans having an interest period of three months or less, the last day of such interest period, or for Eurodollar loans having an interest period of longer than three months, each day that is three months after the first day of such interest period. As required by the agreement, within 120 days after June 21, 2005, and thereafter, we are required to enter into interest rate swap agreements such that at least 50% of the aggregate principal amount of the outstanding loan is subject to either a fixed interest rate or interest rate protection for a period of not less than three years. See below for a discussion of the interest rate swap agreement we entered into in October 2005.
      The senior secured term loan agreement requires us to maintain certain financial condition covenants including a consolidated leverage ratio and a consolidated fixed charge coverage ratio. Under the agreement, we are permitted to have a consolidated leverage ratio greater than 3.50 to 1.00 for the fiscal quarters ending September 30, 2005 and December 31, 2005 and thereafter being reduced on a graduated basis to 3.25 to 1.00 as of March 31, 2006 and to 1.50 to 1.00 at March 31, 2009. In addition, our consolidated fixed coverage ratio must be less than 1.25 to 1.00 for the quarters ending September 30, 2005 through September 30, 2006 and thereafter increases to 1.375 to 1.00 at December 31, 2006 and to 1.50 to 1.00 for the quarters ending March 31, 2007 through June 30, 2011. In addition to the financial covenants, the agreement limits our capital expenditures to $50 million in 2005, $60 million in 2006, 2007, and 2008, and $70 million in 2009, 2010 and 2011. Finally, there are additional covenants that restrict us from entering into certain merger, consolidation and sale transactions outside the normal course of business; from making certain distributions or changes in our capital stock; from entering into certain guarantees; from incurring debt beyond what is specified within the agreement; and other customary covenants. As of December 10, 2005, we were in compliance with the covenants under both our senior secured revolving credit facility and our senior secured term loan. There is a likelihood that we may not comply with the fixed charge coverage and leverage ratio covenants under our senior secured term loan as of the end of the first quarter of 2006. We have begun initial discussions with the administrative agent of the senior secured term loan to modify these covenants. Any modifications could result in increased fees and/or interest rates as well as other requirements that could limit our ability to implement fully our turnaround strategy.

Interest Rate Swap Agreement
      In accordance with the requirements under our term loan, in October 2005, we entered into an interest rate swap agreement with a total notional value of $150 million. The interest rate swap agreement effectively converts $150 million of our floating-rate debt to a fixed-rate by having us pay fixed-rate amounts in exchange for the receipt of the amount of the floating-rate interest payments. The fixed-rate under the interest rate swap agreement is 4.665%, effectively converting the variable interest rate to a fixed rate of 4.665% plus the applicable margin of 2.75%. The interest rate swap agreement terminates in conjunction with the termination of the term loan in June 2011.

Capital Requirements
      Our primary capital requirements for the remainder of 2005 and for fiscal 2006 are to fund growth in working capital to support projected sales increases; capital expenditures to open new stores and refurbish existing stores; upgrade and maintain our distribution center and information technology systems; and to make interest and principal payments on our long-term debt. Subject to any restrictions pursuant to our term loan or revolving credit facility, we anticipate that our capital expenditures for 2005 and 2006 will be approximately $40 million and $50 million, respectively, of which approximately 85% relates to opening and remodeling of stores.
      We do not anticipate significant cash requirements for U.S. federal income tax payments during 2005 and 2006 due to existing, unutilized net operating loss carryforwards we assumed when Spiegel contributed its subsidiaries, FSAC and SAC, to us. We do not anticipate paying any dividends on our common stock in the foreseeable future. In addition, covenants in our financing facilities restrict our ability to pay dividends and may prohibit certain other payments.

Contractual Obligations

	Payments Due by Period

Contractual Obligations		Less Than			After
as of October 1, 2005	Total	1 Year	2-3 Years	4-5 Years	5 Years

	($ in thousands)
Long-term debt obligations(1)	$299,250	$3,000	$6,000	$6,000	$284,250
Interest on long-term debt(2)	$115,678	$20,645	$43,285	$43,573	$8,175
Operating lease obligations(3)	$301,328	$70,076	$103,892	$64,634	$62,726
Purchase obligations(4)	$220,405	$220,405	—	—	—

Total	$936,661	$314,126	$153,177	$114,207	$355,151

(1)	Includes payments due under our term loan agreement, exclusive of the mandatory prepayment provisions discussed above under “— Sources of Liquidity — Senior Secured Term Loan.”

(2)	Represents interest due under our term loan agreement discussed above under “— Sources of Liquidity — Senior Secured Term Loan.” Interest due includes the impact of the interest rate swap agreement we entered into in October 2005. See “— Sources of Liquidity — Interest Rate Swap Agreement” above.

(3)	Includes future minimum lease payments under non-cancelable operating leases for retail stores, administrative, call center and distribution facilities. Our operating lease disclosure in the above table excludes our commitment associated with the lease agreement we executed on December 14, 2005 for a new corporate headquarters in Bellevue, Washington. The lease commences June 1, 2007 and has a term of 15 years. The total commitment over the term of the lease is $84.5 million.

(4)	Includes open purchase orders with vendors for merchandise not yet received or recorded on our balance sheet.

Other Contractual Obligations

Promissory Note
      In conjunction with the Plan of Reorganization on June 21, 2005, Eddie Bauer Holdings issued a non-recourse promissory obligation to a liquidating trust established for the benefit of the creditors of Spiegel, pursuant to which we are obligated to pay the creditors’ trust approximately 90% of any proceeds received by SAC and FSAC in respect of securitization interests held by either entity in certain pre-petition securitization transactions to which Spiegel and its subsidiaries were a party.

Insurance and Self-insurance
      We use a combination of insurance and self-insurance to cover a number of risks, including worker’s compensation, general liability, property and automobile liability and employee-related health care benefits, a portion of which is reimbursed by the employee. Liabilities associated with these risks are estimated in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. We believe that we have taken reasonable steps to ensure that we are adequately accrued for costs incurred related to these programs at October 1, 2005.

Pension and Other Post-retirement Benefit Obligations
      As established in the Plan of Reorganization, we assumed the Spiegel pension and other post-retirement plans as of the effective date of our emergence from bankruptcy. Prior to our emergence from bankruptcy, our employees participated in these plans and our combined financial statements reflected the expense (benefit) and liabilities associated with the portion of these plans related only to our employees. Accordingly, the liabilities associated with these plans, in addition to those liabilities related to our employees that were already reflected on our combined balance sheet, have been reflected in our consolidated balance sheet as of July 2, 2005, our fresh start reporting date. Our funding obligations and liability under the terms of the plans are determined using certain actuarial assumptions, including a discount rate and an expected long-term rate of return on plan assets. We set our discount rate annually based upon the yields on high-quality fixed-income investments available at the measurement date and expected to be available during the period to maturity of the pension benefits. We assumed a discount rate of 5.75% as of the June 30, 2005 measurement date.
      The expected rate of return on plan assets is the long-term rate of return we expect to earn on plan assets. We assumed a rate of return on plan assets of 8.5% as of the June 30, 2005 measurement date. The rate of return is determined by the investment composition of the plan assets and the long-term risk and return forecast for each asset category. The forecasts for each asset class are generated using historical information as well as an analysis of current and expected market conditions. The expected risk and return characteristics for each asset class are reviewed annually and revised, as necessary, to reflect changes in the financial markets. To compute the expected return on plan assets, we apply an expected rate of return to the fair value of the plan assets.
      As of July 2, 2005, our fresh start reporting date, our estimated unfunded pension obligation was approximately $9.7 million and our estimated unfunded obligation related to the assumed post-retirement benefit plans was $7.4 million. Our contributions to these plans, including all employees covered by the plans, are estimated to total $0.9 million for fiscal 2005.

Off-Balance Sheet Arrangements
      As of October 1, 2005, we had no off-balance sheet arrangements. As of January 1, 2005, we had guaranteed the outstanding debt of Spiegel, which had a maximum exposure of approximately $1.4 billion. In connection with the effective date of the Plan of Reorganization, this debt and the related guarantee were discharged.
Critical Accounting Policies and Estimates
      The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenues and expenses during the periods reported. We base our estimates on historical experience, where applicable and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions.
      There are certain estimates that we believe require significant judgment in the preparation of our financial statements. We consider an accounting estimate to be critical if:

•	It requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate; and

•	Changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.
      We have discussed the development and selection of these critical accounting estimates with the Audit Committee of our board of directors and the Audit Committee has reviewed our disclosure related to them, as presented below.
      The following represents the nature of and rationale for our critical accounting estimates.

Revenue recognition

Nature of Critical Estimate
           Merchandise sales. We recognize revenues and the related costs of sales related to our store sales at the time of sale when the customer pays for the merchandise. For sales in our direct channels, including our catalog sales and sales through our Internet site, revenue and the related costs of sales are recognized when the product is estimated to be received by the customer.
      Sales returns. We are required to make estimates of future sales returns related to current period sales.
           Licensing revenues. We have licensing arrangements with various consumer product manufacturers and other retailers. In certain cases, our licensing revenues are based upon the net sales of the licensed products and therefore we are reliant on the licensee to provide us with their net sales. At times, the net sales information for the licensed products is not available to us prior to the issuance of our financial statements. In these cases, we are required to make an estimate of our licensing revenues.

Assumptions/ Approach Used
           Merchandise sales. In order to properly state our revenues and related costs of sales related to sales in our direct channels, we defer revenue and costs of sales of estimated goods in transit to the customer.
           Sales returns. We base our estimates for future sales returns on historical returns experience, taking into consideration current trends.
           Licensing revenue. If net sales of the licensed product are not available, we estimate our licensing revenues based upon historical sales experience for the product and by obtaining estimated net sales data from the licensee.

Effect if Different Assumptions Used
           Merchandise sales. Our revenue, costs of sales and gross margin would vary if different assumptions were used as to the estimated goods in-transit to the customer. Our average daily sales from our direct channels for fiscal 2004, 2003, and 2002 were $0.8 million, $0.9 million and $1.1 million, respectively.
           Sales returns. Our revenue, costs of sales and gross margin would vary if different assumptions were used to estimate our sales returns. Our allowance for sales returns at the end of fiscal 2004 and 2003 were $15.0 million and $17.2 million, respectively.
           Licensing revenue. Our revenue related to our licensing agreements would vary if actual net sales for the licensed products turn out to be different than our estimates. Our licensing revenues for fiscal 2004, 2003 and 2002 were $18.5 million, $17.9 million and $14.5 million, respectively.

Inventory valuation

Nature of Critical Estimate
           Inventory valuation. We carry our inventories at the lower of cost or market. Cost is determined by the weighted average cost method and includes certain overhead and internal freight costs capitalized to inventory. Market is determined based upon the estimated net realizable value, which is generally the estimated selling price of the merchandise. We record reserves against our inventory balance for excess and slow moving inventory that are not expected to be sold at or above cost. Excess and slow moving inventories are typically disposed of through mark-downs, sales in our outlet stores, or through liquidations.

Assumptions/ Approach Used
           Inventory valuation. We base our estimated inventory reserves on historical experience related to the sale and amount of mark-downs previously taken on similar categories of inventory, as well as taking into consideration the age of the inventory; inventory levels for the product, including additional outstanding purchase orders; and new, similar products expected to be sold.

Effect if Different Assumptions Used
           Inventory valuation. Our results of operations in future periods could be negatively impacted if we fail to properly estimate the amount of write down of our inventory values. Our inventory valuation reserves at the end of fiscal 2004 and 2003 were $7.8 million and $13.6 million, respectively.

Valuation of long-lived assets

Nature of Critical Estimate
           Fair values of property and equipment. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (“SFAS 144”), we review finite-lived long-lived assets, principally consisting of property and equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. For assets we intend to hold and use, if the total expected future undiscounted cash flows from the asset group is less than the carrying amount of the asset group, a loss is recognized for the difference between the fair value and the carrying value of the asset group. For assets we plan to dispose of, a loss is recognized if the carrying amount of the assets in the disposal group is more than the fair value, net of the costs of disposal. The impairment test requires us to estimate the undiscounted cash flows and fair value of the asset group.
           Fair values of indefinite-lived intangible assets. We review indefinite-lived intangible assets, consisting of our trademarks and goodwill, based upon the requirements of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 142 requires us to test our goodwill and trademarks for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would indicate that the intangible asset may be impaired. We perform our annual impairment reviews for goodwill and trademarks during the fourth quarter of each fiscal year. The impairment tests require us to estimate the fair value of our trademarks and our overall business enterprise value.

Assumptions/ Approach Used
           Fair values of property and equipment. When analyzing finite-lived long-lived assets for potential impairment, significant assumptions are used in determining the undiscounted cash flows of the asset group, including the cash flows attributed to the group; future cash flows of the group, including estimates of future growth rates; and the period of time in which the assets will be held and used or disposed of. We primarily determine fair values of the asset group using discounted cash flow models. Similar assumptions are used to determine the fair value of the asset group as the assumptions used in the undiscounted cash flow model. In addition, we are required to estimate the discount rate that incorporates the time value of money and risk inherent in future cash flows.
           Fair values of indefinite-lived intangible assets. We estimate the fair values of our trademarks and overall business enterprise value for purposes of testing goodwill for impairment, primarily using discounted cash flow and market multiple approach models. Significant assumptions are used when determining the fair values of our trademarks and overall enterprise valuation, including future cash flows of our primary assets; our long-term growth rates; and our weighted average cost of capital.

Effect if Different Assumptions Used
      Fair values of property and equipment and indefinite-lived intangible assets. The use of different estimates or assumptions within our undiscounted cashflow models could result in cash flows lower than the current carrying values of our asset groups, thereby requiring us to compare the carrying values of the asset groups to their fair value, which may have not been done using different assumptions. The use of different estimates or assumptions within our discounted cashflow models could result in lower fair values of our property and equipment; trademarks; or overall business enterprise value which may result in the need to record impairment charges, which may not have been done using different assumptions. Lastly, the use of a different method of determining fair value, other than using discounted cashflow models, could result in lower or higher fair values.

Deferred tax valuation allowances

Nature of Critical Estimate
      Upon our emergence from bankruptcy on June 21, 2005, Spiegel contributed its subsidiaries, FSAC and SAC, to us. Both FSAC and SAC have significant tax net operating loss carryforwards (“NOLs”). We are required to estimate the amount of tax valuation allowances to record against these NOLs based upon our assessment of it being more likely than not that these NOLs will be utilized.

Assumptions/ Approach Used
      In determining the need for tax valuation allowances against our NOLs, we take into consideration current and past operating performance, projections of future operating results, length of the carryback and carryforward periods, and any limitations imposed by the Internal Revenue Service Code’s Section 382. We believe that we had $650 million ($227 million tax affected) of NOLs, subject to year end adjustment, as of July 2, 2005, our fresh start reporting date. Based upon our assessment, we have recorded a tax valuation allowance in the amount of $92 million ($32 million tax affected) against these NOLs as of July 2, 2005.

Effect if Different Assumptions Used
      Different assumptions as to our future profitability could result in different conclusions as to our need for and the level of our tax valuation allowances related to our NOLs. Additionally, our analysis requires assumptions about the timing and amount of limitations imposed by Section 382. In the future, our income tax provision or benefit and related effective tax rate could be materially impacted as these NOLs are realized or expire unused.
Inflation
      The rate of inflation over the past several years has not had a significant impact on our sales or profitability.
Recent Accounting Pronouncements
      See Note 2 (aa) to our annual financial statements and Note 7 to our interim financial statements, which are included in this registration statement, for a discussion of recent accounting pronouncements.
Related Party Transactions
      See Notes 3 and 4 to our annual financial statements and Notes 15 and 16 to our interim financial statements, which are included in this registration statement, for a discussion of related party transactions.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
      Our primary exposures to market risk relate to interest rates and foreign exchange rates. As of October 1, 2005, we did not use any derivatives or hedging transactions related to these risks. Additionally, we do not use derivatives for trading purposes, to generate income or to engage in speculative activity.
Interest Rates
      We are exposed to interest rate risk associated with our senior secured revolving credit facility and $300 million senior secured term loan. The senior secured revolving credit facility bears interest at LIBOR plus 1.25% if the average aggregate outstandings (based upon the preceding calendar month) are less than $75 million or at LIBOR plus 1.50% if the average aggregate outstandings are greater than or equal to $75 million. As of December 12, 2005, our availability was approximately $115 million and $7.5 million had been drawn under the senior secured revolving credit facility.
      As of October 1, 2005, our debt totaled $299.3 million, excluding our short-term borrowings under our senior secured revolving credit facility. For the first four full fiscal quarters after June 21, 2005, interest on the $300 million senior secured term loan is calculated as the greater of the prime rate or the federal funds effective rate plus one-half of one percent plus 1.75% in the case of a base rate loan, or LIBOR plus 2.75% in the case of Eurodollar loans. Thereafter, interest is calculated as the greater of the prime rate or the federal funds effective rate plus one-half of one percent plus 1.50% to 2.00% in the case of a base rate loan, or LIBOR plus 2.5% to 3.0% in the case of Eurodollar loans, based upon our consolidated leverage ratio (as defined in the agreement). As required by the agreement, within 120 days after June 21, 2005, and thereafter, we are required to enter into interest rate swap agreements such that at least 50% of the aggregate principal amount of the outstanding loan is subject to either a fixed interest rate or interest rate protection for a period of not less than three years. In October 2005, we entered into an interest rate swap agreement with a total notional value of $150 million. The interest rate swap agreement effectively converts $150 million of our floating-rate debt to a fixed-rate by having us pay fixed-rate amounts in exchange for the receipt of the amount of the floating-rate interest payments. The fixed-rate under the interest rate swap agreement is 4.665%, effectively converting the variable interest rate to a fixed rate of 4.665% plus the applicable margin of 2.75%. The interest rate swap agreement terminates in conjunction with the termination of the senior secured term loan in June 2011.
Foreign Exchange
      Our foreign currency risks relate primarily to stores that we operate in Canada and with our investments in Japan and Germany, for which we apply the equity method of accounting as we do not control these entities. Additionally, we have foreign currency risks associated with the purchase of merchandise from foreign entities, primarily in Hong Kong. We believe that the potential exposure from foreign currency risks is not material to our financial condition or results of operations.

ITEM 3.	PROPERTIES
      The following is an overview of key facilities in our business. We believe all of our facilities are suitable and adequate for our current and anticipated operations.
Corporate Headquarters
      We lease our corporate headquarters in Redmond, Washington pursuant to an agreement entered into with Microsoft Corporation in August 2004 to lease the property for a three-year period, with an option to terminate at no cost after two years. Microsoft has informed us that we will not be able to renew our lease and we are currently in the process of locating suitable space in the area to replace our current space. We have executed a lease with Lincoln Square Office, LLC to lease approximately 200,000 square feet in the Lincoln Square building in Bellevue, Washington, for a term of 15 years. We anticipate occupying the space in the second quarter of 2007.
Retail Stores and Outlet Stores
      All of our retail and outlet stores are located in leased facilities. Our retail stores are generally located in regional malls, lifestyle centers such as University Village in Seattle, Washington, and in metropolitan areas. We also have retail stores in smaller markets where we believe a concentration of our target customers exists. Our outlet stores are located predominantly in outlet centers, value strip centers and “destination” outlet areas such as Palm Springs, California, and Hilton Head, South Carolina. Our retail stores average 7,300 total square feet, while our outlet stores average 7,700 total square feet. In most cases, our retail store leases have ten-year terms that allow termination of the lease by either us or the landlord three years prior to lease end if either party is dissatisfied with the average revenues per square foot at the location. Our outlet stores typically have five-year terms with options to renew. Our current leases expire at various dates, with more than a quarter expiring between 2006 and 2008. Our store leases normally provide for base rent and the payment of a percentage of sales as additional rent when certain sales thresholds are reached. Under our store leases, we are typically responsible for maintenance and common area charges, real estate taxes and certain other expenses.
      Most of our lease arrangements provide for tenant allowances from developers, pursuant to which we are reimbursed by the developer or landlord for costs incurred in connection with building out or making alterations and improvements to the leased space.
      As of December 1, 2005, we had 254 Eddie Bauer stores located in 47 states and 37 Eddie Bauer stores located in Canada. We had more than ten retail stores located in each of the following states: California (31), New York (21), Washington (20), Illinois (19), Texas (18), Michigan (15), Ohio (14), Pennsylvania (14), Virginia (13) and Colorado (12). Our retail store count does not include Eddie Bauer Home stores, all of which were closed as of October 1, 2005. As of December 1, 2005, we had 108 Eddie Bauer Outlet stores located in 34 states, with more than 10 outlet stores in California. In 2006, we expect to close approximately 25 retail stores and open approximately 20 new retail stores and 12 new outlet stores in the U.S. and Canada. We intend, as a part of our normal-course operations, to continue to open new retail stores in advantageous locations and close underperforming retail stores upon natural expiration of store leases.
Back-End Operations

Distribution and Logistics
      Our wholly-owned subsidiary, Eddie Bauer Fulfillment Services, or EBFS (formerly Distribution Fulfillment Services, Inc., or DFS), supports our U.S. distribution, fulfillment and inbound/outbound transportation requirements. EBFS operates our two main facilities in Groveport, Ohio, and Vaughn, Ontario, Canada.
      Groveport Facility. EBFS owns our facility in Groveport, Ohio, which consists of approximately 2.2 million square feet. This facility handles logistics and distribution for our U.S. retail, U.S. outlet and direct operations, including direct-to-consumer ship and return services, purchasing of non-merchandise inventory and services, processing of non-merchandise supply accounts payable, and shipping and transportation coordination.
      Vaughn, Ontario Facility. Our facility in Vaughn, Ontario, consists of approximately 97,200 square feet and provides distribution services for our Canadian retail stores. The lease expires in April 2007.

Customer Call Center
      Our customer call center is located in Saint John, New Brunswick, Canada. The center supported approximately 3.4 million customer calls (17.1 million minutes) in fiscal 2004. The center has 396 seats in approximately 37,815 square feet, and its lease expires in May 2011.

Information Technology
      We own our approximately 50,000 square foot information technology facility, which is located in Westmont, Illinois. This facility manages all of our systems and network services, including those related to product development, merchandising, marketing, planning, store operations, sourcing, finance, accounting, call centers, Internet, inventory and order fulfillment.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Ownership of Existing Equity Securities
      On June 21, 2005, the effective date of the Plan of Reorganization, after giving effect to the issuance and distribution of all shares of our common stock as provided in the Plan of Reorganization, there were 30,000,000 shares of our common stock issued and outstanding. We have not issued any shares of our common stock since that date.
      As of December 10, 2005, based on our and our transfer agent’s records and not giving effect to any over-the-counter trading in our shares on the Pink Sheets service provided by Pink Sheets LLC that may have occurred without our knowledge subsequent to the effective date of the Plan of Reorganization, the persons or entities set forth in the table below under the heading “5% Stockholders” are known by us to beneficially own more than 5% of our common stock.
      On November 3, 2005, our board of directors approved stock option grants and restricted stock unit awards to our Chief Executive Officer, our executive officers and certain officers and employees of Eddie Bauer, Inc. Fabian Mansson, our Chief Executive Officer, received 100,000 stock options to purchase shares of our common stock, at an exercise price of $23.37 per share, and 200,000 restricted stock units. Our executive officers, excluding Mr. Mansson, and certain officers and employees of Eddie Bauer, Inc. were granted a total of 780,000 restricted stock units and 420,000 stock options to purchase shares of our common stock, at an exercise price of $23.37 per share. The stock options held by Mr. Mansson and our officers will vest in equal increments. On November 3, 2005, one-fourth of the stock options vested. One-fourth of the stock options will vest on November 3, 2006, one-fourth of the stock options will vest on November 3, 2007 and one-fourth of the stock options will vest on November 3, 2008. The restricted stock units will vest ratably over three years, with one-third of the restricted stock units vesting on July 1, 2006, one-third of the restricted stock units vesting on July 1, 2007, and one-third of the restricted stock units vesting on July 1, 2008. As of December 10, 2005, none of the stock options have been exercised.
      In addition, each of our non-employee directors received a grant of 4,280 restricted stock units and 17,000 stock options. Each stock option is exercisable at a price per share of $23.37. The restricted stock units vest on the same schedule as the restricted stock units issued to our officers. The stock options granted to our non-employee directors vest ratably over three years, with one-third of the stock options vesting on November 3, 2006, one-third of the stock options vesting on November 3, 2007 and one-third of the stock options vesting on November 3, 2008.
      The following table indicates information as of December 10, 2005 regarding the beneficial ownership of our common stock by:

•	Each holder of greater than 5% of our common stock;

•	Each of our non-employee directors;

•	Each of our executive officers; and

•	All of our current directors and executive officers as a group.
      Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security. The rules also treat as outstanding all shares of capital stock that a person would receive upon exercise of stock options or warrants held by that person, which are immediately exercisable or exercisable within 60 days of the determination date, which in the current case is December 10, 2005. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest.

      Unless otherwise noted, the address for each person listed on the table is c/o Eddie Bauer Holdings, Inc., PO Box 97000, Redmond, Washington 98073.

	Number of Shares		Percent
	Beneficially		Beneficially
Name	Owned(1)		Owned

Non-Employee Directors:
William T. End	—		—
John C. Brouillard	—		—
Howard Gross	—		—
Paul E. Kirincic	—		—
Kenneth M. Reiss	—		—
Laurie M. Shahon	—		—
Edward M. Straw	—		—
Stephen E. Watson	—		—
Executive Officers:
Fabian Mansson	25,000	(2)	*
Kathleen Boyer	9,187	(3)	*
Timothy McLaughlin	6,562	(4)	*
Shelley Milano	9,187	(5)	*
Ann Perinchief	14,360	(6)	*
All directors and executive officers (13 persons)	64,296		*
5% Stockholders:(7)
Bank of America(8)	2,065,936		6.9%
JP Morgan Private Bank(9)	1,857,839		6.2%

*	Less than 1%.

(1)	Includes shares currently owned, shares held by spouses or minor children, options and other securities currently exercisable or exercisable within 60 days after December 10, 2005 and all shares over which the individual has the right of control over voting or investment power.

(2)	Includes 25,000 shares of common stock issuable upon exercise of stock options at a price of $23.37 per share.

(3)	Includes 9,187 shares of common stock issuable upon exercise of stock options at a price of $23.37 per share.

(4)	Includes 6,562 shares of common stock issuable upon exercise of stock options at a price of $23.37 per share.

(5)	Includes 9,187 shares of common stock issuable upon exercise of stock options at a price of $23.37 per share.

(6)	Includes 2,155 shares of common stock, 9,187 shares of common stock issuable upon exercise of stock options at a price of $23.37 per share and 3,018 shares of common stock issuable upon exercise of stock options held by Mr. Don Perinchief, her spouse, at a price of $23.37 per share. Ms. Perinchief disclaims beneficial ownership of the common stock underlying the stock options held by Mr. Perinchief. Ms. Perinchief acquired the 2,155 shares of common stock in settlement of a life insurance claim as part of the reorganization.

(7)	5% shareholder information is based on a report provided by Capital Bridge on December 9, 2005.

(8)	The address of Bank of America is Bank of America Corporate Center, Charlotte, North Carolina 28255.

(9)	The address of JP Morgan Private Bank is 270 Park Avenue, Floor 35, New York, NY 10017-2070.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS
      The following table sets forth information concerning our directors and executive officers as of October 1, 2005.

Non-Employee Directors

Name	Age	Office and Position

William T. End	58	Chair of the Board of Directors
John C. Brouillard	57	Director, Audit Committee Member, Compensation Committee Member
Howard Gross	62	Director, Chair of Nominating and Corporate Governance Committee
Paul E. Kirincic	54	Director, Compensation Committee Member
Kenneth M. Reiss	62	Director, Chair of Audit Committee
Laurie M. Shahon	53	Director, Audit Committee Member, Nominating and Corporate Governance Committee Member
Edward M. Straw	66	Director, Nominating and Corporate Governance Committee Member
Stephen E. Watson	60	Director, Chair of Compensation Committee

Officers

Name	Age	Office and Position

Fabian Mansson	41	President, Chief Executive Officer and Director
Kathleen Boyer	56	Senior Vice President, Chief Merchandising Officer
Timothy McLaughlin	49	Senior Vice President, Chief Financial Officer
Shelley Milano	49	Senior Vice President, General Counsel and Secretary
Ann Perinchief	52	Senior Vice President, Retail
      William T. End was named Chair of the Board of Directors of Eddie Bauer Holdings, Inc. in June 2005. From May 2001 until his retirement in May 2003, Mr. End served as chair of Cornerstone Brands, Inc. From August 2000 to May 2001, Mr. End served as chair and chief executive officer of Cornerstone Brands, Inc. From 1990 to 1995, Mr. End served in various executive positions at Lands’ End, Inc., including president and chief executive officer. Formerly, Mr. End spent 15 years at L.L. Bean, Inc., where he served as executive vice president and chief marketing officer. Mr. End currently serves as a director of IDEXX Laboratories, Inc. Mr. End received a Bachelor of Science in Business Administration degree from Boston College in 1969 and an MBA from Harvard University in 1971.
      John C. Brouillard was named a director of Eddie Bauer Holdings, Inc. in June 2005. From February 1991 to June 2005, Mr. Brouillard served as chief administrative and financial officer of H.E. Butt Grocery Company. From 1977 to 1991, Mr. Brouillard held various positions at Hills Department Stores, Inc., including president of the company. Mr. Brouillard currently serves as a director of H.E. Butt Grocery Company and Advance Auto Parts, Inc. Mr. Brouillard received a Bachelor of Science degree in Mechanical Engineering from the University of Massachusetts in 1970 and an MBA from the University of Pennsylvania in 1974.
      Howard Gross was named a director of Eddie Bauer Holdings, Inc. in June 2005. From 1996 to 2004, Mr. Gross served as president and chief executive officer of HUB Distributing, Millers Outpost and Levi’s Outlet Stores of the American Retail Group, Inc. From 1994 to 1995, Mr. Gross served as the president and chief operating officer of Today’s Man, Inc. Formerly, Mr. Gross spent over 20 years at Limited Brands, Inc., where he held various positions, including president of Victoria’s Secrets Stores and president of the Limited Stores. Mr. Gross currently serves as a director of Glimcher Realty Trust. Mr. Gross received a Bachelor of Arts degree in Speech and Public Address from the University of Akron in 1965.
      Paul E. Kirincic was named a director of Eddie Bauer Holdings, Inc. in June 2005. Since February 2001, Mr. Kirincic has served as executive vice president, human resources, communications and corporate marketing of McKesson Corporation. From November 1998 to January 2001, Mr. Kirincic served as vice president, human resources, consumer healthcare division of Pfizer, Inc. Mr. Kirincic also served in various positions at the Whirlpool Corporation, including as vice president of human resources for Whirlpool Europe. Mr. Kirincic received a Bachelor of Arts degree in History and Communications from St. Norbert College in 1972 and an MSBA in General Management from Indiana University in 1979.
      Kenneth M. Reiss was named a director of Eddie Bauer Holdings in June 2005. From 1965 to June 2003, Mr. Reiss worked at Ernst & Young LLP, where he served as Managing Partner of the New York office, Assurance and Advisory Practice, as well as the national director of retail and consumer products for the assurance and advisory practice. Mr. Reiss is currently a director of Guitar Center, Inc. and The Wet Seal, Inc. Mr. Reiss received a Bachelor of Arts degree in Economics from Bates College in 1964 and an MBA from Rutgers School of Business in 1965.
      Laurie M. Shahon was named a director of Eddie Bauer Holdings in June 2005. Since 1994, Ms. Shahon has served as President of the Wilton Capital Group. From 1988 to 1993, Ms. Shahon served as vice president of “21” International Holdings, Inc. From 1980 to 1988, Ms. Shahon served as director of the retailing and consumer products group at Salomon Brothers. Ms. Shahon is a director of The Bombay Company, Inc. and Kitty Hawk, Inc. Ms. Shahon received a Bachelor of Arts degree in English and Political Science from Wellesley College in 1974 and an MBA from Columbia Business School in 1976.
      Edward M. Straw was named a director of Eddie Bauer Holdings, Inc. in June 2005. From March 2000 to February 2005, Mr. Straw served as President of Global Operations of the Estée Lauder Companies. He formerly served as senior vice president of global supply chain and manufacturing at Compaq Computer Corporation and as president of Ryder Integrated Logistics, Inc. Mr. Straw served in various positions in the U.S. Navy for over 30 years, including as vice admiral, director and chief executive officer of the Defense Logistics Agency. Mr. Straw currently serves as a director of MeadWestvaco Corporation. Mr. Straw received a Bachelor of Science degree in Engineering from the U.S. Naval Academy in 1961 and an MBA from the George Washington University in 1971.
      Stephen E. Watson was named a director of Eddie Bauer Holdings, Inc. in June 2005. From November 1997 to November 2002, Mr. Watson served as chief executive officer of Gander Mountain L.L.C. From 1973 to 1996, Mr. Watson served in various positions with the Dayton Hudson Corporation, including as chairman and chief executive officer of Dayton Hudson Department Stores Co. and as president of the Dayton Hudson Corporation. Mr. Watson serves as a director of ShopKo Stores, Inc., Smart & Final Inc. and Retek, Inc., where his is a member of the audit committee and the chair of the nominating committee. Mr. Watson received a Bachelor of Arts degree in American History from Williams College in 1967 and an MBA from Harvard University in 1973.
      Fabian Mansson was named President and Chief Executive Officer and a director of Eddie Bauer Holdings, Inc. in June 2005. Mr. Mansson has served as President and Chief Executive Officer of Eddie Bauer, Inc. since July 2002. Prior to joining Eddie Bauer, Mr. Mansson served as an independent consultant for Poughkeepsie, AB from October 2001 to July 2002. From May 2000 to September 2001, Mr. Mansson was a partner and executive vice president with Spray Ventures, a Swedish venture capital company. For nine years prior to April 2000, Mr. Mansson served in various roles at H&M (Hennes & Mauritz AB), a Swedish retail chain with stores internationally, including as chief executive officer from April 1998 to April 2000. Mr. Mansson received an MS degree in Economics and Business Administration from the Stockholm School of Economics in 1991.

      Kathleen Boyer was named Senior Vice President, Chief Merchandising Officer of Eddie Bauer Holdings, Inc. in June 2005. Ms. Boyer was named Senior Vice President, Chief Merchandising Officer of Eddie Bauer, Inc. in July 2004. From 2002 to 2004, Ms. Boyer served as executive vice president at J. Crew. From 2000 to 2001, Ms. Boyer was senior vice president at Banana Republic, a division of Gap, Inc., and served as vice president, men’s at Banana Republic from 1995 to 2000. Ms. Boyer holds an Associate of Arts degree from Elizabeth Seton College.
      Timothy McLaughlin was named Senior Vice President, Chief Financial Officer of Eddie Bauer Holdings, Inc. in June 2005. Mr. McLaughlin has served as Senior Vice President, Chief Financial Officer of Eddie Bauer, Inc. since March 2005. Prior to assuming his role at Eddie Bauer, Mr. McLaughlin served as a vice president and corporate controller at AT&T Wireless Services since 1996. He received a Bachelor of Science degree in Finance from Wake Forest University in 1978 and an MBA from NW Missouri State University in 1981.
      Shelley Milano was named Senior Vice President, General Counsel and Secretary of Eddie Bauer Holdings, Inc. in June 2005. Ms. Milano was named Senior Vice President, General Counsel and Secretary of Eddie Bauer, Inc. in March 2005. Ms. Milano served as advisor to the chief executive officer of Starbucks Corporation from 2002 to 2004. From 2000-2002, Ms. Milano served as the executive vice president and general counsel for law and corporate affairs, human resources and corporate social responsibility at Starbucks Corporation. Ms. Milano received a Bachelor of Arts in Accountancy from Adrian College in 1977 and a JD from Boalt Hall School of Law, University of California in 1982.
      Ann Perinchief was named Senior Vice President, Retail of Eddie Bauer Holdings, Inc. in June 2005. Ms. Perinchief became Senior Vice President, Retail of Eddie Bauer, Inc. in March 1999. From 1996 to 1999, Ms. Perinchief served as Vice President, Customer Satisfaction and Sales of Eddie Bauer. Ms. Perinchief received a Bachelor of Arts degree in Retail: Clothing and Textiles from Michigan State University in 1975.
Board of Directors
      Our board of directors is composed of nine directors, all of whom, other than Mr. Mansson, were nominated by the committee of unsecured creditors appointed in connection with Spiegel’s bankruptcy proceedings. The members of our board of directors are initially serving a two-year term, which commenced on June 21, 2005, the effective date of the Plan of Reorganization. Pursuant to our certificate of incorporation, the eight members of our initial board of directors appointed by the creditors’ committee cannot be removed from the board without “cause” during this two-year term. After the expiration of the two-year term, the number of directors will be fixed from time to time as determined by our board and directors will be elected at our annual meeting of stockholders.
      All of our directors, other than Mr. Mansson, are independent within the meaning of the rules of the Nasdaq National Market and collectively constitute a majority of our board of directors.

Board Committees
      Our bylaws provide that our board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee consisting of one or more directors. As of October 1, 2005, we have established an audit committee, a compensation committee and a nominating and corporate governance committee. Under our bylaws, any committee of the board will have and may exercise all of the powers and authority of the board in the management of the business and affairs of Eddie Bauer Holdings, Inc., to the extent permitted by the Delaware General Corporation Law. However, committees do not have the power to adopt, amend or repeal our bylaws, or approve or adopt or recommend to our stockholders any action or matter (other than the election or removal of directors) expressly required under the Delaware General Corporation Law to be submitted to stockholders for approval.
      Audit Committee. The audit committee, in accordance with its charter, is responsible for assisting the board’s oversight of (1) our accounting and financial reporting process, (2) the quality and integrity of our financial statements and related disclosure, (3) our compliance with legal and regulatory requirements,

(4) the qualifications and independence of our independent auditor, (5) the performance of our internal audit function and independent auditors and (6) related-party transactions. Our audit committee consists of three members, each of whom qualifies as an independent director under the applicable requirements of the SEC, the Sarbanes-Oxley Act of 2002 and the Nasdaq National Market. The current members of our audit committee are Kenneth M. Reiss (Chair), Laurie M. Shahon and John C. Brouillard. Mr. Reiss meets the definition of “audit committee financial expert” under the applicable requirements of the SEC and the Nasdaq National Market.
      Compensation Committee. The compensation committee, in accordance with its charter, is responsible for all matters relating to compensation, including equity compensation, of our executive officers. The compensation committee also has the overall responsibility to (1) produce an annual report on executive compensation for inclusion in our annual proxy statement that complies with the rules and regulations of the SEC, (2) evaluate and recommend to our board of directors the compensation of our directors and (3) evaluate and recommend to our board of directors equity based and incentive compensation plans, policies and programs. Our compensation committee consists of three members who meet the applicable independence requirements of the SEC and the Nasdaq National Market. The current members of our compensation committee are Stephen E. Watson (Chair), Paul E. Kirincic and John C. Brouillard.
      Nominating and Corporate Governance Committee. The nominating and corporate governance committee, in accordance with its charter, (1) assists the board by actively identifying individuals qualified to become board members, (2) recommends to the board the director nominees for election at the next annual meeting of stockholders, (3) recommends to the board candidates to fill any vacancies on the board, (4) monitors significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies and (5) develops and recommends to the board and administers our corporate governance guidelines. Our nominating and corporate governance committee consists of three members, Howard Gross (Chair), Edward M. Straw and Laurie M. Shahon, all of whom meet the applicable independence requirements of the SEC and the Nasdaq National Market.
Compensation of Directors
      All members of our board of directors who are not employees receive an annual board retainer fee of $65,000, delivered in four equal quarterly installments, and an annual retainer fee of $7,500 for service as Chair of the audit committee and $5,000 for service as Chair of the compensation committee or nominating and corporate governance committee. The Chair of our board of directors receives an annual board retainer fee of $85,000, bringing his total retainer to $150,000. Non-employee directors also receive $1,500 for each meeting of the board and $1,250 for each meeting of a committee of the board attended and are reimbursed for their expenses for each meeting attended.
      On November 3, 2005, our board of directors, upon the recommendation of our compensation committee, granted each of our non-employee directors 4,280 restricted stock units and 17,000 stock options. Each stock option is exercisable at a price per share of $23.37. The restricted stock units vest ratably over three years with one-third of the stock options vesting on July 1, 2006, one-third of the stock options vesting on July 1, 2007 and one-third of the stock options vesting on July 1, 2008. The stock options granted to our non-employee directors vest ratably over three years, with one-third of the stock options vesting on November 3, 2006, one-third of the stock options vesting on November 3, 2007 and one-third of the stock options vesting on November 3, 2008. Directors may, at their election, defer any portion of or their entire cash retainer, meeting fees and any other fees into restricted stock units.
Compensation Committee Interlocks and Insider Participation
      No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

ITEM 6.	EXECUTIVE COMPENSATION
Summary Compensation
      The following table sets forth certain information for fiscal 2002, 2003 and 2004 with respect to compensation earned by or paid to our Chief Executive Officer and each of our four other most highly compensated officers in 2004 whose total annual salary and bonus exceeded $100,000. Information is calculated as of January 1, 2005, the last day of our 2004 fiscal year. We refer to these five officers as our “named executive officers.” The table reflects compensation earned by the named executive officers for services rendered to Eddie Bauer, Inc., since Eddie Bauer Holdings, Inc. was not formed until June 2005. Such amounts do not necessarily reflect the compensation these individuals will earn as our officers. In addition, the table does not necessarily show the persons we expect to be our named executive officers as of the end of fiscal 2005.

		Annual Compensation					Long-Term
							Compensation Awards
					Other Annual
		Salary	Bonus		Compensation		Restricted	Option	Other
Name and Principal Position	Fiscal	($)	($)(1)		($)(11)(12)(13)		Stock(14)	Shares (14)	($)(15)(16)(17)

Fabian Mansson,	2004	952,308	2,633,000	(2		) 20,000	—	—	3,119
President and Chief Executive	2003	850,385	172,000	(3)	17,500		—	—	9,050
Officer	2002	422,319	450,618		18,743		—	—	4,570
S. Ronald Gaston,	2004	396,923	770,000	(4)	14,000		—	—	2,304
Senior Vice President,	2003	327,308	50,875	(5)	24,550		—	—	1,590
Chief Operating Officer(18)	2002	—	—		—		—	—	—
Kathleen Boyer,	2004	219,231	319,668	(6)	8,308		—	—	640
Senior Vice President,	2003	—	—		—		—	—	—
Chief Merchandising Officer(19)	2002	—	—		—		—	—	—
Ann Perinchief,	2004	353,269	515,390	(7)	14,000		—	—	12,084
Senior Vice President, Retail	2003	296,999	40,837	(8)	14,000		—	—	21,171
	2002	296,929	291,059		17,231		—	—	36,659
Kim Berg	2004	204,589	369,600	(9)	10,846		—	—	5,005
Vice President, Womens	2003	165,577	16,500	(10)	8,000		—	—	2,311
	2002	114,231	48,466		10,130		—	—	—

(1)	Bonus amounts are reported in the year they were earned. The Spiegel Group Key Employee Retention Plan and the discretionary bonus pool under the Spiegel Group Performance Incentive Plan served as an incentive to retain key employees during our reorganization. The Spiegel Group Key Employee Retention Plan terminated upon our exit from bankruptcy and the Spiegel Group Performance Incentive Plan was in effect from July 1, 2003 through June 30, 2004.

(2)	Mr. Mansson’s bonus in 2004 consisted of $1,973,700 related to the Spiegel Group Performance Incentive Plan, $418,500 related to the Bridge Incentive Plan and $240,800 related to the Spiegel Group Key Employee Retention Plan.

(3)	Mr. Mansson’s bonus in 2003 consisted of $172,000 related to the Spiegel Group Key Employee Retention Plan.

(4)	Mr. Gaston’s bonus in 2004 consisted of $577,500 related to the Spiegel Group Performance Incentive Plan, $121,275 related to the Bridge Incentive Plan and $71,225 related to the Spiegel Group Key Employee Retention Plan.

(5)	Mr. Gaston’s bonus in 2003 consisted of $50,875 related to the Spiegel Group Key Employee Retention Plan.

(6)	Ms. Boyer’s bonus in 2004 consisted of $166,250 related to the Bridge Incentive Plan, $100,000 related to a sign-on bonus and $53,418 related to a relocation bonus.

(7)	Ms. Perinchief’s bonus in 2004 consisted of $350,000 related to the Spiegel Group Performance Incentive Plan, $107,678 related to the Bridge Incentive Plan and $57,712 related to the Spiegel Group Key Employee Retention Plan.

(8)	Ms. Perinchief’s bonus in 2003 consisted of $40,837 related to the Spiegel Group Key Employee Retention Plan.

(9)	Ms. Berg’s bonus in 2004 consisted of $300,000 related to the Spiegel Group Performance Incentive Plan, $46,500 related to the Bridge Incentive Plan and $23,100 related to the Spiegel Group Key Employee Retention Plan.

(10)	Ms. Berg’s bonus in 2003 consisted of $16,500 related to the Spiegel Group Key Employee Retention Plan.

(11)	Other annual compensation figures for 2004 consist of executive perquisite amounts as follows: $20,000 for Mr. Mansson, $14,000 for Mr. Gaston, $8,308 for Ms. Boyer, $14,000 for Ms. Perinchief and $10,846 for Ms. Berg.

(12)	Other annual compensation figures for 2003 consist of: (i) executive perquisite amounts as follows: $17,500 for Mr. Mansson, $12,385 for Mr. Gaston, $14,000 for Ms. Perinchief and $8,000 for Ms. Berg; and (iii) a relocation allowance in the amount of $12,165 for Mr. Gaston.

(13)	Other annual compensation figures for 2002 consist of: (i) executive perquisite amounts as follows: $9,231 for Mr. Mansson, $17,231 for Ms. Perinchief and $5,539 for Ms. Berg; and (ii) relocation allowances in the amount of $9,512 for Mr. Mansson and $4,591 for Ms. Berg.

(14)	The named executive officers received restricted stock units and option awards on November 3, 2005. For more information see “— Equity Incentive Plans.”

(15)	Other figures for 2004 consist of: (i) term life contributions made on behalf of Mr. Mansson in the amount of $2,304, on behalf of Mr. Gaston in the amount of $2,304, on behalf of Ms. Boyer in the amount of $640, on behalf of Ms. Perinchief in the amount of $2,304 and $1,024 on behalf of Ms. Berg; (ii) defined contribution payments on behalf of Ms. Perinchief in the amount of $9,780 and on behalf of Ms. Berg in the amount of $3,981; and (iii) $815 for alarm monitoring services and cell phone line backup for Mr. Mansson

(16)	Other figures for 2003 consist of: (i) term life contributions made on behalf of Mr. Mansson in the amount of $3,133, on behalf of Mr. Gaston in the amount of $1,590 and on behalf of Ms. Perinchief in the amount of $1,980; (ii) defined contribution payments on behalf of Ms. Perinchief in the amount of $19,191 and on behalf of Ms. Berg in the amount of $2,311; and (iv) $5,917 in alarm system installation and related costs for Mr. Mansson.

(17)	Other figures for 2002 consist of: (i) term life contributions made on behalf of Mr. Mansson in the amount of $4,570 and on behalf of Ms. Perinchief in the amount of $18,370; and (ii) defined contribution payments on behalf of Ms. Perinchief in the amount of $18,289.

(18)	Mr. Gaston, our former Senior Vice President, Chief Operating Officer, is on a leave of absence for health reasons and has resigned his office of Chief Operating Officer.

(19)	Ms. Boyer began employment with us in July 2004.
Equity Incentive Plans

2005 Stock Incentive Plan
      In August 2005, our board of directors adopted the Eddie Bauer Holdings, Inc. 2005 Stock Incentive Plan (the “Stock Incentive Plan”), as amended on November 3, 2005 and December 8, 2005. The Stock Incentive Plan became effective on August 3, 2005, and will remain effective for ten years if not sooner terminated by our board of directors. However, no incentive stock option may be exercised unless and until the Stock Incentive Plan has been approved by our stockholders within one year, and on or after December 9, 2005, no incentive or nonstatutory stock option or stock appreciation right (except for inducement awards) may be exercised, and no other awards may be granted until the Stock Incentive Plan has been approved by our stockholders. If our stockholders do not approve the Stock Incentive Plan by August 3, 2006, any awards contingent on stockholder approval, with the exception of awards made prior to December 9, 2005, and inducement awards made on or after December 9, 2005 will be rescinded and no new awards will be made under the Stock Incentive Plan.

      Purpose. The purpose of the Stock Incentive Plan is to enable us and our affiliates to retain employees, consultants and directors who will contribute to our long range success and to provide incentives directly linked to increases in share value, which will inure to the benefit of all of our stockholders.
      Stock Awards. The Stock Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted awards, performance awards and stock appreciation rights, which may be granted to our directors, employees and consultants of our company or our affiliates.
      Share Reserve. The aggregate number of shares of common stock initially authorized for issuance under the Stock Incentive Plan is 2,100,000 shares. However, (i) shares covered by an award that expires or otherwise terminates without having been exercised in full and (ii) shares that are forfeited to, or repurchased by, us pursuant to a forfeiture or repurchase provision under the Stock Incentive Plan may return to the Stock Incentive Plan and be available for issuance in connection with a future award.
      Administration. Our board of directors (or such committee as may be appointed by our board of directors from time to time) administers the Stock Incentive Plan. Among other responsibilities, the board selects participants from among the eligible individuals, determines the number of ordinary shares that will be subject to each award and determines the terms and conditions of each award, including methods of payment, vesting schedules and limitations and restrictions on awards. Our board of directors may amend, suspend, or terminate the Stock Incentive Plan at any time. Amendments will not be effective without stockholder approval if stockholder approval is required by applicable law or stock exchange requirements.
      Stock Options. Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements. Employees, directors and consultants may be granted nonstatutory stock options, but only employees may be granted incentive stock options. The plan administrator determines the exercise price of a stock option, provided that the exercise price of a stock option generally cannot be less than 100% (and in the case of an incentive stock option granted to a 10% stockholder, 110%) of the fair market value of our common stock on the date of grant, except when assuming or substituting options in limited situations such as an acquisition. However, nonstatutory stock options that satisfy the conditions applicable to nonqualified deferred compensation under Section 409A of the Code may be granted with an exercise price of not less than 35%, or in the case of awards granted in California, 85%, of the fair market value of our common stock on the date of grant. Generally, options granted under the Stock Incentive Plan vest ratably over a five-year period and have a term of ten years (five years in the case of an incentive stock option granted to a 10% stockholder), unless specified otherwise by the plan administrator.
      Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (i) cash or check, (ii) a broker-assisted cashless exercise, (iii) the tender of common stock previously owned by the optionee and (iv) other legal consideration approved by the plan administrator.
      Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the option following the optionee’s death.
      Restricted Awards. Restricted awards are awards of either actual shares of common stock, or of hypothetical share units having a value equal to the fair market value of an identical number of shares of common stock, and which may provide that such restricted awards may not be sold, transferred, or otherwise disposed of for such period as the plan administrator determines. The purchase price and vesting schedule, if applicable, of restricted awards are determined by the plan administrator.
      Performance Awards. Performance awards entitle the recipient to acquire cash, actual shares of common stock, or hypothetical share units having a value equal to the fair market value of an identical number of shares of common stock upon the attainment of specified performance goals. Performance awards may be granted independent of or in connection with the granting of any other award under the Stock Incentive Plan. Performance goals will be established by the plan administrator based on one or more business criteria that apply to the plan participant, a business unit, or our company and our affiliates. Performance goals will be objective and meet the requirements of Section 162(m) of the Code. No payout will be made on a performance award granted to a named executive officer unless all applicable performance goals and service requirements are achieved. Performance awards may not be sold, assigned, transferred, pledged or otherwise encumbered and terminate upon the termination of the participant’s service to us or our affiliates.
      Stock Appreciation Rights. Stock appreciation rights may be granted independent of or in tandem with the granting of any option under the Stock Incentive Plan. Stock appreciation rights are granted pursuant to stock appreciation rights agreements. The exercise price of a stock appreciation right granted independent of an option is determined by the plan administrator, but may be no less than 100% of the fair market value of our common stock on the date of grant. The exercise price of a stock appreciation right granted in tandem with an option is the same as the exercise price of the related option. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (i) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (ii) the number of shares of common stock with respect to which the stock appreciation right is exercised. Payment will be made in cash, delivery of stock, or a combination of cash and stock as deemed appropriate by the plan administrator.
      Non-qualified deferred compensation awards. In the event any award under the Stock Incentive Plan is granted with an exercise price less than 100% of the fair market value of our common stock on the date of grant, it will be deemed a non-qualified deferred compensation award under Section 409A of the Code. Generally, a non-qualified deferred compensation award may not be exercised or distributed prior to (i) a specified time or fixed schedule set forth in the award agreement, (ii) the participant’s separation from service, (iii) the death or disability of the participant, (iii) an unforeseeable emergency, or (iv) a change-in-control event. A non-qualified deferred compensation award may be exercisable no later than the later of (a) two and one-half months following the end of our taxable year in which the award first becomes exercisable or distributable or (b) two and one-half months following the end of the award recipient’s taxable year in which the award first becomes exercisable or distributable.
      Inducement awards. Inducement awards in the form of incentive and nonstatutory stock options, restricted awards, performance awards, stock appreciation rights or non-qualified deferred compensation awards under Section 409A of the Code may be granted under the Stock Incentive Plan to persons hired by Eddie Bauer Holdings or any of our affiliates, or to persons rehired following a period of interruption of employment. Inducement awards include grants to new employees in connection with a merger or acquisition.
      Adjustments in capitalization. In the event that there is a specified type of change in our common stock without the receipt of consideration by us, such as pursuant to a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction, appropriate adjustments will be made to the various limits under, and the share terms of, the Stock Incentive Plan including (i) the number and class of shares reserved under the Stock Incentive Plan, (ii) the maximum number of stock options and stock appreciation rights that can be granted to any one person in a calendar year and (iii) the number and class of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.
      Corporate Transactions. In the event of significant corporate transaction, such as a dissolution or liquidation of Eddie Bauer Holdings, or any corporate separation or division, including, but not limited to, a split-up, a split-off or a spin-off, or a sale of substantially all of the assets of Eddie Bauer Holdings or a merger, consolidation, or reverse merger in which we are not the surviving entity, then all outstanding stock awards under the Stock Incentive Plan may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company), or may be cancelled either with or without consideration for the vested portion of the awards. In the event an award would be cancelled without consideration paid to the extent vested, the award recipient may exercise the award in full or in part for a period of 10 days.

Annual Incentive Plan
      Our short-term incentive plan provides for compensation for eligible associates related to their contribution to our success and their individual performance for fiscal 2005. The performance measures of the plan consist of two weighted components: our overall financial performance (for all divisions except International and Licensing) based on net sales and earnings before interest and taxes, and the associate’s individual performance. For the International and Licensing divisions, the performance measures consist of two weighted components: our overall financial performance, based on divisional royalties and earnings before interest and taxes, and the associate’s individual performance. In order to be eligible for the 2005 annual incentive plan, associates must be hired or promoted to an eligible position on or before October 1, 2005. If the associate was hired or promoted to an eligible position on or before January 2, 2005, he or she will be eligible to receive a full payout for the incentive plan period. Associates hired or promoted after January 2, 2005 and on or before October 1, 2005 will be eligible to receive a pro rated payout under the plan based upon their actual time in the position. Senior Vice Presidents of Eddie Bauer Holdings are eligible to receive an incentive payment of up to 70% of their base salary under the terms of the plan. Our Chief Executive Officer is eligible to receive an incentive payment of up to 100% of his base salary. Under the terms of the annual incentive plan, associates who retire or voluntarily separate from the company prior to the payout date are not entitled to receive an incentive plan payment. Associates whose employment with us is terminated for reasons other than resignation, retirement or misconduct after December 31, 2005 but prior to the payout date may be eligible to receive, at the sole discretion of the company, the financial performance portion of the incentive payment, to be paid at the time such payments are made to other eligible associates. The annual incentive plan may be modified or terminated at any time at the sole discretion of the company.

Eddie Bauer 2004 Bridge Incentive Plan
      The Bridge Incentive Plan provided for compensation for eligible associates related to their contribution to our success for the period of July 1, 2004 through December 31, 2004. The performance measures consisted of two weighted components, overall company earnings before interest and taxes (EBIT) and divisional net sales (for all divisions except International, Licensing and support divisions). For the International and Licensing divisions, their measures consisted of overall company EBIT and divisional royalties. Support divisions were tied to overall company EBIT and overall company net sales achievement. The measures were weighted 70% on EBIT and 30% on net sales (30% on royalties for the International and Licensing divisions). The components were independent; therefore if EBIT missed the minimum target for payout but net sales met the minimum target for payout, the net sales portion of the plan would payout.

Spiegel Group Performance Incentive Plan 2003-2004
      The Performance Incentive Plan provided for compensation for eligible associates related to their contribution to our success for the period of July 1, 2003 through June 30, 2004. The performance measures consisted of two weighted components, overall Eddie Bauer earnings before interest and taxes (EBIT) and Spiegel, Inc. EBIT. The measures were weighted two-thirds (2/3) on Eddie Bauer EBIT and one-third (1/3) on Spiegel, Inc. EBIT. Additionally, to reward employees for early emergence from bankruptcy, the payout opportunity was increased by month if the company emerged from bankruptcy prior to June 2004. The payout was capped at 150%. The accelerated portion of the incentive was not achieved. Finally a discretionary pool was put in place for key employees and was distributed at the sole discretion of the Chief Restructuring Officer of Spiegel, Inc.

Spiegel Group Key Employee Retention Plan
      The Key Employee Retention Plan (KERP) provided for compensation for those deemed key contributors of Spiegel, Inc. A retention bonus was provided for the key contributors to remain engaged during the bankruptcy and restructuring process. The bonus was based on a percentage of salary at the inception of the plan and was paid in three installments at key milestones; 25% was paid six months after bankruptcy filing (September 26, 2003), 35% was paid one year after filing (March 26, 2004) and 40% was paid within sixty days after emergence from bankruptcy (July 8, 2005). This final payment is not reflected in this report as it took place in 2005.

2002 Results Based Incentive Plan
      The Results Based Incentive Plan provided for compensation for eligible associates related to their contribution to our success for fiscal 2002. The performance measures consisted of two weighted components, overall company earnings before taxes (EBT) and individual performance. Employees in profit driving divisions had divisional EBT as a component of their individual performance. The plan was weighted 60% on overall company EBT and 40% on individual performance. Each component was independent, however, overall company EBT was required to reach the minimum threshold for any portion of the plan to payout. For those in profit driving divisions, the divisional EBT was required to reach the minimum threshold for the individual performance portion of the plan to payout.

Severance Plan
      Our severance plan covers all of our U.S.-based full and part-time regular associates. Associates covered by our severance plan are eligible to receive severance benefits under the plan if they are terminated as a result of an “Involuntary Termination” (as defined in the severance plan). An employee covered under the severance plan will be eligible to receive severance pay based on his or her years of continuous service with Eddie Bauer, base compensation rate and position level. Severance pay will be pro rated based on the average hours worked over the preceding six months and pro rated based on full and partial years of service. Severance pay will be paid either as a single lump-sum payment or in installments, in the company’s sole discretion. The severance plan may be modified or terminated at any time at the sole discretion of the company.

Change-in-Control Arrangements
      Our officers, and those of our affiliates, at or above the level of Vice President are eligible to participate in the Eddie Bauer Holdings, Inc. Senior Officer Change in Control Compensation Benefits Plan (the “Change in Control Plan”), which was established in November 2005 by our board of directors. The Change in Control Plan provides that, in the event a participant is terminated (i) involuntarily for any reason other than cause, death, disability or retirement or (ii) by the participant for good reason, in either case within six months prior to a change in control of our company (as defined in the Change in Control Plan), or prior to the second anniversary of a change in control (a “Change in Control Termination”), then the participant will be entitled to severance benefits consisting of:

•	if the date of termination occurs subsequent to a fiscal year of our company in which the change in control occurs, a pro rated portion of the greatest of (a) the participant’s annual bonus target for the fiscal year in which the termination occurs, (b) the average of the bonus amounts paid to the participant during our three full fiscal years preceding the date of termination and (c) the participant’s annual bonus for our fiscal year in which the date of termination occurs, determined based on the performance to date at the time of termination,

•	an amount equal to the product of the benefit multiplier (which is 3x for our CEO, 2x for our Senior Vice Presidents, and 1x for our Vice Presidents or those of our affiliates) times the sum of (a) the participant’s annual base salary and (b) the greater of (x) the participant’s annual bonus target for the fiscal year in which the termination occurs, and (y) the average of the annual bonus amounts paid to the participant during the three full fiscal years preceding the date of termination,

•	continuation of medical benefits, life insurance and long-term disability insurance benefits for the participant and/or the participant’s family, at least equal to those the participant was receiving prior to the change in control, for a period of up to the number of years equal to the applicable benefit multiplier,

•	outplacement services for a period of up to the number of years equal to the applicable benefit multiplier.

      In addition, in the event of either a change in control of our company, or upon a Change in Control Termination of a participant, the participant will be entitled to:

•	immediate vesting of all outstanding options, stock appreciation rights, restricted stock and restricted stock units granted under any of our compensation plans or arrangements,

•	an amount equal to the greatest of (a) the participant’s target amounts under each long-term incentive award outstanding at the time of the change in control or the Change in Control Termination, (b) the average long-term incentive award payout to the participant during our three full fiscal years preceding the change in control or the Change in Control Termination and (c) the participant’s projected long-term incentive award payouts for our fiscal year in which the change of control or the Change in Control Termination occurs, determined based on the performance to date at the time of the change in control or the Change in Control Termination.
      In the event that the severance and other benefits provided for in the Change in Control Plan (i) constitute “parachute payments” within the meaning of Section 280G of the Code and (ii) would be subject to the excise tax imposed by Section 4999 of the Code, the participant will receive a “gross-up” payment to offset any excise tax, and any other penalties, interest, or taxes arising from the payment of the excise tax. However, in the case of a participant who is a Vice President of our company or an affiliate, if the value of the parachute payments does not exceed 110% of the value of parachute payments the participant could receive without incurring the excise tax, no gross-up payment will be paid to the participant, and the participant’s severance benefits will be reduced to such lesser extent that would result in no portion of such benefits being subject to the excise tax.
      Our board of directors may amend or terminate the Change in Control Plan at any time; however, no modification or termination adversely affecting any participant will be effective unless such participant provides written consent or is given one year advance notice.
Employment Agreements
      Fabian Mansson. Mr. Mansson has entered into an amended and restated employment agreement with Eddie Bauer Holdings and Eddie Bauer, Inc. pursuant to which he agreed to serve as President and Chief Executive Officer of each of Eddie Bauer Holdings and Eddie Bauer, Inc. for a period beginning on December 14, 2005. The agreement has a term of three years, unless sooner terminated as set forth below.
      The agreement provides for an annual base salary of $980,000, to be reviewed on an annual basis, and a longevity bonus of $250,000. Under the terms of the agreement, Mr. Mansson is eligible for participation in all long-term incentive plans, annual incentive plans or bonus plans as we may adopt. His target bonus under our annual incentive and bonus plans is 100% of his annual base salary, subject to a minimum of 50% of his base salary if any payments are made with respect to a bonus plan year, and a maximum of 175% of base salary.
      The agreement provides Mr. Mansson with an annual perquisite allowance of $20,000, as well as a personal allowance of $10,000 for expenses incurred in connection with tax and financial planning and related legal advice. Mr. Mansson is entitled to reimbursement of relocation expenses and closing costs in connection with the purchase of a permanent residence in the United States, as well as expenses related to the installation of a home security system.
      If Mr. Mansson is terminated by us without cause, or if he resigns for good reason, more than six months prior to the occurrence of a “change in control” (as defined in the agreement), Mr. Mansson will be entitled to receive severance benefits (the “Severance Benefits”) consisting of: (a) continuation of his annual base salary, life insurance and health benefits for a period of two years, (b) receipt of the greater of (x) his annual bonus target for the bonus year in which the termination occurs, and (y) his annual bonus for the preceding bonus plan year, on each of the three generally applicable bonus payment dates following the termination, except that the final such payment shall be prorated, (c) full accelerated vesting of any equity or long-term incentive awards, (d) outplacement services, in an amount up to $35,000, (e) reimbursement of expenses related to his relocation to Sweden, the sale of his then current principal residence in the United States, and the purchase of a new residence in Sweden, (f) two additional years of service credit under any defined benefit retirement plan, (g) two times the amount of our maximum annual contribution or matching contribution to any defined contribution plan and (h) full vesting of all his accounts under any deferred income plan.
      In the event Mr. Mansson is terminated by us without cause, or if he resigns for good reason, within six months prior to, or within two years after, a “change in control,” he will receive the Severance Benefits as described above, except that the benefit multiplier will be three years, instead of two years, for items (a), (f) and (g), and four years, instead of three years, for item (b), and the limit on outplacement services expense shall be increased to $50,000.
      In the event Mr. Mansson is terminated due to disability, he will receive benefits consisting of: continuation of his 100% of his annual base salary for the first 12 months following termination, and 50% of his annual base salary for the following 12 month period, continuation of life insurance and health benefits a period of two years, a prorated portion with respect to the first payment of item (b) of the Severance Benefits described above, as well as items (c) and (e).
      In the event of Mr. Mansson’s death during the term of the agreement, his estate or beneficiaries will receive a prorated portion with respect to the first payment of item (b) of the Severance Benefits, as well as items (c) and (e).
      In the event Mr. Mansson is terminated due to non-renewal of the agreement, he will receive continuation of his annual base salary, life insurance and health benefits for a period of one year, a prorated portion with respect to the first payment of item (b) of the Severance Benefits, as well as items (c), (d), (e), (f), (g) and (h), except that with respect to items (f) and (g), the benefit multiplier will be one year instead of two years.
      In the event that the severance and other benefits provided for in the agreement (i) constitute “parachute payments” within the meaning of Section 280G of the Code and (ii) would be subject to the excise tax imposed by Section 4999 of the Code, Mr. Mansson will receive a “gross-up” payment to offset any excise tax and any other penalties, interest, or taxes arising from the payment of the excise tax.
      Kathleen Boyer. Ms. Boyer entered into an employment letter agreement with Eddie Bauer in July 2004 pursuant to which she agreed to serve as Senior Vice President, Chief Merchandising Officer. The letter agreement provided for an annual base salary of $500,000, to be reviewed on an annual basis, and Ms. Boyer received a signing bonus of $100,000. Ms. Boyer also receives an executive perquisite allowance of $18,000 per year for automobile expenses and/or financial, tax and estate planning. As a participant in the Eddie Bauer annual incentive plan, Ms. Boyer is eligible to receive a bonus targeted at 70% of her annual base salary if Eddie Bauer reaches target performance goals. For calendar year 2004, Ms. Boyer received a guaranteed minimum bonus of 70% under the annual incentive plan, pro rated for the period in 2004 after which she commenced her employment with Eddie Bauer. Ms. Boyer received a one-time relocation payment in connection with her relocation to the Seattle, Washington area. As a participant in the Eddie Bauer annual incentive plan, Ms. Boyer is eligible to receive a bonus targeted at 70% of her annual base salary if Eddie Bauer reaches target performance goals in fiscal 2005.
      If Ms. Boyer is terminated at any time for reasons other than “misconduct” (as defined in the letter agreement), incapacity or death, or if Ms. Boyer terminates her employment for “good reason” (as defined in the letter agreement), she will be entitled to receive accrued but unpaid amounts, including but not limited to any unpaid base salary, accrued but unutilized vacation, any unpaid annual bonus pursuant to the annual incentive plan for any completed fiscal year, a pro rata bonus, if any, pursuant to the annual incentive plan for the year of termination, plus an amount equal to one year of severance based on her highest annual base salary within the prior two years and an amount equal to the average of the annual bonuses, if any, paid to her pursuant to the annual incentive plan for the two years prior to such termination (or an amount equal to the annual bonus received in the prior year if she has been employed by us for less than two years). She will also receive a relocation payment in the amount of $10,000.
      Timothy McLaughlin. Mr. McLaughlin entered into an employment letter agreement with Eddie Bauer in March 2005 pursuant to which he agreed to serve as Chief Financial Officer. Mr. McLaughlin receives an annual base salary of $250,000, subject to review on an annual basis. Mr. McLaughlin receives an executive perquisite allowance of $14,000 per year for automobile expenses and/or financial, tax and estate planning. As a participant in the Eddie Bauer annual incentive plan, Mr. McLaughlin is eligible to receive a bonus targeted at 70% of his annual base salary if Eddie Bauer reaches target performance goals. For 2005, Mr. McLaughlin will receive a guaranteed minimum bonus payout of $87,500, an amount representing 50% of his annual target. Mr. McLaughlin is eligible to receive the other 50% if performance under the annual incentive plan reaches or exceeds the target.
      If Mr. McLaughlin is terminated for reasons other than “misconduct” (as defined in the letter agreement) during his first year of employment, he will receive nine months of severance based on his highest base salary in the past year, and we will also provide six months of medical insurance under COBRA at an associate rate. After this initial twelve-month period, his severance benefits will be governed by the company severance pay plan in effect at the time of his termination. Mr. McLaughlin will not be entitled to severance benefits if he voluntarily terminates his employment with us, or if his employment is terminated for misconduct.
      Shelley Milano. Ms. Milano entered into an employment letter agreement with Eddie Bauer in March 2005 pursuant to which she agreed to serve as Senior Vice President, General Counsel. Ms. Milano receives an annual base salary of $400,000, subject to review on an annual basis, and the letter agreement provided for a signing bonus of $50,000. Ms. Milano receives an executive perquisite allowance of $14,000 per year for automobile expenses and/or financial, tax and estate planning. As a participant in the Eddie Bauer annual incentive plan, Ms. Milano is eligible to receive a bonus targeted at 70% of her annual base salary if Eddie Bauer reaches target performance goals.
      If Ms. Milano is terminated for reasons other than “misconduct” (as defined in the letter agreement), she will receive twelve months of severance based on her highest base salary in the past year. Eddie Bauer will also provide six months of medical insurance under COBRA at an associate rate. Ms. Milano will not be entitled to severance benefits if she voluntarily terminates her employment with us, or if her employment is terminated for misconduct.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Prior Transactions with Spiegel Affiliates
      Prior to our emergence as a stand-alone company, we had numerous arrangements with entities affiliated with Spiegel, including:

•	our sourcing agent and vendor payment arrangements,

•	our joint ventures in Germany and Japan,

•	paying FCNB a fee for purchases of our products by customers who used FCNB’s credit card,

•	paying Spiegel management fees,

•	allocating operating expenses of DFS, Saint John and the IT Group before these entities became part of the Successor Entity,

•	centralized legal, accounting and cash management services, including the settlement of income tax payments,

•	receiving and making cash advances as necessary to meet working capital requirements and

•	the transfer of fixed assets to and from the Spiegel group.
      For more information on these arrangements, see Notes 3 and 4 to our annual financial statements, which are included in this registration statement.

Ongoing Transactions with Former Spiegel Affiliates
      As of the effective date of the Plan of Reorganization, none of these arrangements remained in effect, except:

•	the two joint ventures and

•	the sourcing agent and vendor payment arrangements.
      On June 29, 2005, we entered into new sourcing and vendor payment arrangements. See “Item 1. Business — Our Product Sourcing” for more information on these arrangements.
      Each of our partners in the joint ventures, our sourcing agents and the counterparty to our Vendor Payment Services Agreement is an affiliate of Otto KG, a company controlled by Dr. Michael Otto, the former chair of the board of directors of Spiegel. None of these entities is currently an affiliate of Spiegel. We do not have any other relationships with Spiegel or any of its current or former affiliates.
Indemnification Agreements
      We have entered into indemnification agreements with our directors and executive officers, and certain officers and employees of Eddie Bauer, Inc. We believe that these indemnification agreements are necessary to attract and retain qualified persons as our directors and executive officers and as officers and employees of Eddie Bauer, Inc. These agreements provide, among other things, that we will indemnify our directors, executive officers and certain of our officers and employees for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director, executive officer or officer who has entered into an indemnification agreement in any action or proceeding arising out of such person’s services as one of our directors, executive officers, officers and employees, as the case may be, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.
Restricted Stock Unit and Stock Option Awards
      On November 3, 2005, our board of directors approved stock option grants and restricted stock unit awards to our Chief Executive Officer, our executive officers and certain officers of Eddie Bauer, Inc. Fabian Mansson, our Chief Executive Officer, received 100,000 stock options to purchase shares of our common stock, at an exercise price of $23.37 per share, and 200,000 restricted stock units. Our executive officers, excluding Mr. Mansson, and certain officers of Eddie Bauer, Inc. were granted a total of 780,000 restricted stock units and 420,000 stock options to purchase shares of our common stock, at an exercise price of $23.37 per share. The stock options held by Mr. Mansson and our officers will vest in equal increments. On November 3, 2005, one-fourth of the stock options vested. One-fourth of the stock options will vest on November 3, 2006, one-fourth of the stock options will vest on November 3, 2007, and one-fourth of the stock options will vest on November 3, 2008. The restricted stock units will vest ratably over three years, with one-third of the restricted stock units vesting on July 1, 2006, one-third of the restricted stock units vesting on July 1, 2007, and one-third of the restricted stock units vesting on July 1, 2008.
      In addition, each of our non-employee directors received a grant of 4,280 restricted stock units and 17,000 stock options. Each stock option is exercisable at a price per share of $23.37. The restricted stock units vest on the same schedule as the restricted stock units issued to our officers. The stock options granted to our non-employee directors vest ratably over three years, with one-third of the stock options vesting on November 3, 2006, one-third of the stock options vesting on November 3, 2007, and one-third of the stock options vesting on November 3, 2008. See “Item 6. Executive Compensation — Equity Incentive Plans.”

ITEM 8.	LEGAL PROCEEDINGS
The Spiegel Bankruptcy Plan of Reorganization
      On March 17, 2003, Spiegel, Inc., together with 19 of its subsidiaries and affiliates, including Eddie Bauer, Inc., filed petitions for relief under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court of the Southern District of New York. The debtor subsidiaries were Eddie Bauer, Inc., Newport News,

Inc., Spiegel Catalog, Inc., Distribution Fulfillment Services, Inc., Spiegel Group Teleservices, Inc., Spiegel Group Teleservices-Canada, Inc., Spiegel Management Group, Inc. and their respective subsidiaries. The Plan of Reorganization was confirmed by order of the bankruptcy court on May 25, 2005 and became effective on June 21, 2005. See “Item 1. Business — The Spiegel Bankruptcy.”
      Also in March 2003, the SEC commenced a civil proceeding against Spiegel alleging, among other things, that Spiegel’s public disclosures violated the Exchange Act. Spiegel entered into a consent and stipulation with the SEC resolving, in part, the claims asserted in the SEC action. Spiegel also consented to the entry of a partial final judgment pursuant to which it agreed, among other things, to the entry of a permanent injunction enjoining any conduct in violation of the Exchange Act and to the appointment of an independent examiner to review its financial records and to report on its financial condition and financial accounting. As part of the settlement, Spiegel neither admitted nor denied the allegations of the SEC’s complaint.
      Other than our bankruptcy proceedings, and ordinary and routine litigation, such as employment claims, relating to our business operations, we are not involved in any material pending litigation.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Absence of Public Market
      There is no established trading market for our common stock. We intend to file an application with The Nasdaq Stock Market, Inc. for the quotation of our common stock on the Nasdaq National Market under the symbol                     . Although we intend to apply to have our common stock quoted on the Nasdaq National Market, there can be no assurance, even if the quotation is authorized, that an active market for our common stock will develop or, if any such market does develop, that it will continue to exist or the degree of price volatility in any such market. See “Item 1. Business — Risk Factors — Risks Relating to Our Common Stock — An active trading market for our common stock may not develop, and there can be no assurance as to the market price for our common stock if an active trading market develops.”
      Since June 2005, our common stock has traded, without our endorsement or approval, over-the-counter and sales have been reported on the Pink Sheets service provided by Pink Sheets LLC under the symbol EBHC. Based on information obtained from the Pink Sheet service, the high and low bid quotations for our common stock since over-the-counter trading began through December 12, 2005 were $31.50 and $20.25 per share. Such prices are based on inter-dealer bid and ask prices, without markup, mark-down, commissions or adjustments and may not represent actual transactions.
Holders
      As of December 12, 2005, based on our transfer agent and registrar’s records, there were 30,000,000 shares of our common stock issued and outstanding and there were approximately 577 record holders of our common stock.
Dividends
      We do not anticipate paying any dividends on our common stock in the foreseeable future. In addition, covenants in our financing facilities restrict our ability to pay dividends and may prohibit the payment of dividends and certain other payments.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES
      On December 12, 2005, there were issued and outstanding 30,000,000 shares of our common stock. Section 1145 of the Bankruptcy Code exempts the original issuance of securities under a plan of reorganization (as well as subsequent distributions by the distribution agent) from registration under the Securities Act of 1933, as amended, or Securities Act, and state securities laws. Under Section 1145, the issuance of securities pursuant to a plan of reorganization is exempt from registration if three principal requirements are satisfied: (i) the securities must be issued under a plan of reorganization by a debtor, its successor or an affiliate participating in a joint plan with the debtor; (ii) the recipients of the securities must hold a claim against the debtor or such affiliate, an interest in the debtor or such affiliate, or a claim for an administrative expense against the debtor or such affiliate and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor or such affiliate or “principally” in such exchange and “partly” for cash or property. We believe that the issuances of the shares of our common stock pursuant to the Plan of Reorganization satisfied the requirements of Section 1145 of the Bankruptcy Code and, therefore, were exempt from registration under the Securities Act and state securities laws.
      On November 3, 2005, we issued restricted stock units and stock options to purchase shares of our common stock to our Chief Executive Officer, our executive officers, and certain officers and employees of Eddie Bauer, Inc. that were exempt from registration under the Securities Act pursuant to Rule 701 thereunder.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED
General
      We are authorized to issue 100,000,000 shares of common stock, par value $0.01 per share and 5,000,000 shares of preferred stock, par value $0.01 per share. Only the shares of our common stock are being registered hereby. As of December 12, 2005, there were 30,000,000 shares of our common stock outstanding, held by approximately 577 holders of record and no shares of preferred stock outstanding.
      Pursuant to our certificate of incorporation, we may not issue any nonvoting equity securities to the extent prohibited by Section 1123 of Title 11 of the Bankruptcy Code. However, this restriction (i) will have no further force or effect beyond that required under Section 1123 of the Bankruptcy Code, (ii) will have force and effect, if any, only for so long as this section of the Bankruptcy Code remains in effect and applicable to us and (iii) in all events may be amended or limited in accordance with applicable law as from time to time may be in effect.
Common Stock
      Holders of our common stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any preferred stock that may be issued in the future, holders of our common stock are entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Holders of our common stock have no cumulative voting rights, preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate and issue in the future.

Ownership Limitations
      In order to take advantage of certain net operating losses available to Eddie Bauer Holdings from FSAC and SAC, the Plan of Reorganization provides that our certificate of incorporation contain provisions imposing restrictions on the direct or indirect ownership of our common stock or other class of equity such that (A) no person may acquire or accumulate 4.75% or more of our common stock or other class of equity and (B) no person owning directly or indirectly 4.75% or more of our common stock or other equity may acquire additional shares without meeting certain notice and prior approval requirements as set forth in our certificate of incorporation. These transfer restrictions (i) will expire no earlier than January 1, 2008 absent a vote of our stockholders to the contrary in accordance with applicable law, (ii) will expire on January 4, 2009, unless our board of directors determines in good faith that it is in the best interest of us and our stockholders for such transfer restrictions to expire on an earlier date, but not earlier than January 1, 2008 or (iii) may expire on any date after June 21, 2005, if our board of directors determines in good faith that the requirements of Section 382(l)(5) of the Tax Code will not be satisfied with respect to the ownership change occurring directly as a result of the consummation of the Plan of Reorganization. Any transfers of our common stock in violation of these ownership limitations will be null and void, unless the transferor or transferee, upon providing at least 15 days prior written notice of the transfer, obtains written consent for the proposed transfer from a majority of our board of directors. If we determine that a transfer in violation of our ownership limitations has occurred, upon written notice to the transferee, the transferee will transfer the shares of common stock obtained in violation of our ownership limitations to an agent designated by our board of directors for sale.
Preferred Stock
      Our board of directors may fix by resolution the designations, powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of each class of shares of the preferred stock, including the voting rights, dividend rate, conversion rights, redemption price, liquidation preference, and the number of shares of any such series. Our board of directors may increase or decrease the number of shares of any such series (but not below the number of shares of such series then issued). In case the number of shares of any such series shall be so decreased, the shares constituting such decrease will resume the status which they had prior to the resolution or resolutions originally fixing the number of shares of such series. The issuance of preferred stock could have the effect of delaying, deferring or preventing our change of control. We have no present plans to issue any shares of preferred stock.
Anti-takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Delaware Law
      Pursuant to Section 203 of the Delaware General Corporation Law, or the business combination statute, we are prohibited, as a public company, from engaging in a “business combination” with an “interested stockholder” (defined as any person who acquires 15% or more of our common stock) for a three-year period following the date that such person became an interested stockholder, unless (i) prior to the date the person became an interested stockholder, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or (ii) upon consummation of the transaction that resulted in the person’s becoming an interested stockholder, that person owned at least 85% of our voting stock, excluding certain shares owned by corporate insiders and shares issued after the transaction commenced; or (iii) at or subsequent to such time the business combination is approved by our board of directors and authorized by the affirmative vote of holders of 66% of our outstanding voting stock that is not owned by the interested stockholder. Section 203 defines business combinations to include the following: any merger or consolidation involving the corporation and the interested stockholder; any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
      In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons. A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Certificate of Incorporation and Bylaws
      Our certificate of incorporation provides that our board of directors may issue up to five million shares of one or more series of preferred stock for such corporate purposes as the board of directors may determine, without any further action by our stockholders. Our certificate of incorporation also provides that our board of directors has the power to adopt, amend or repeal our bylaws. These provisions may have the effect of delaying, deferring or preventing a change in control of our company.
      Our bylaws provide that only our board of directors may call a special meeting of stockholders. In addition, our bylaws contain advance notice procedures with respect to business to be transacted at annual meetings of stockholders. Advance notice must not only be timely received, but must also be in proper written form, as set forth in our bylaws. Pursuant to our certificate of incorporation, eight of our initial directors cannot be removed from the board without “cause” during their initial two-year term of office.
      These provisions in our certificate of incorporation and bylaws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt by another party. See “Item 5. Directors and Executive Officers — Board of Directors.”
Transfer Agent and Registrar
      Computershare Trust Company, Inc. is the transfer agent and registrar for our common stock.
Nasdaq National Market Quotation
      We intend to apply for the quotation of our common stock on the Nasdaq National Market under the symbol “                    .”

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS
Assumed Indemnification Obligations
      Pursuant to the Plan of Reorganization, we assumed certain indemnification obligations for any person who served (i) as an officer or employee of any of the debtors in Spiegel’s Chapter 11 proceedings during the period beginning June 1, 2004, subject to certain exceptions that are described in more detail in the Plan of Reorganization, a copy of which is filed as an exhibit to this registration statement, or (ii) on Spiegel’s restructuring committee. All of our current executive officers and most of our officers are indemnified pursuant to this assumption under the Plan of Reorganization. We did not assume the obligation to make any advances to, or indemnify any persons in respect of any settlement or judgment of any claim asserted by any Spiegel stockholder. Furthermore, pursuant to the Plan of Reorganization, to the extent that indemnification claims relate to pre-February 27, 2003 acts, any individual covered by the assumed indemnification obligations must first demonstrate that he or she has taken all reasonable actions to obtain payment under any applicable insurance policies, and that the insurers under the policies have disclaimed coverage or have informed such individual that the available limits of liability under the applicable policies have been exhausted. We are only required to make a payment under the assumed indemnification obligations after the insurance policy has been exhausted or is not otherwise available. With respect to post-February 27, 2003 acts, an insurance policy took effect on March 1, 2003 to cover such acts.
New Indemnification Arrangements
      Our bylaws include provisions permitted under Delaware General Corporation Law relating to the liability and indemnification of our directors and officers. Under these provisions, we will indemnify any director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action by reason of the fact that the person was or is one of our directors or officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, provided that the director or officer acted in good faith and in a manner that he or she believed to be in, or not opposed to, the best interest of Eddie Bauer Holdings, and with respect to any criminal action, had no reasonable cause to believe the person’s conduct was unlawful.

These provisions provide that we may indemnify any of our associates or agents to the same extent that we are required to indemnify our directors and officers.
      We have entered into indemnification agreements with our directors and executive officers and certain officers and employees of Eddie Bauer, Inc. These agreements provide, among other things, that we will indemnify our directors, executive officers and certain officers and employees of Eddie Bauer, Inc. for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director, executive officer, officer or employee who has entered into an indemnification agreement in any action or proceeding arising out of such person’s services as one of our directors, executive officers, or officers or employees, as the case may be, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these indemnification agreements are necessary to attract and retain qualified persons as our directors and executive officers and as officers and employees of Eddie Bauer, Inc. The SEC has noted, however, that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
      As permitted by Section 145 of the Delaware General Corporation Law, we maintain directors’ and officers’ liability insurance coverage.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
      See “Item 15. Financial Statements and Exhibits.”

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
      None.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

(a)	Index to Financial Statements

Page

Financial Statements
Annual Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Combined Balance Sheets–Predecessor Entity as of January 1, 2005 and January 3, 2004	F-3
Combined Statements of Operations–Predecessor Entity for the years ended January 1, 2005, January 3, 2004 and December 28, 2002	F-4
Combined Statements of Stockholders’ Equity and Comprehensive Income (Loss)–Predecessor Entity for the years ended January 1, 2005, January 3, 2004 and December 28, 2002	F-5
Combined Statements of Cash Flows–Predecessor Entity for the years ended January 1, 2005, January 3, 2004 and December 28, 2002	F-6
Notes to Combined Financial Statements	F-7
Financial Statement Schedule
Schedule of Valuation and Qualifying Accounts	F-34
Interim Financial Statements
Report of Independent Registered Public Accounting Firm	F-35
Consolidated and Combined Interim Balance Sheets–Successor Entity as of October 1, 2005 (Unaudited) and July 2, 2005 (Audited); Predecessor Entity as of January 1, 2005 (Audited)	F-36

 Unaudited Consolidated and Combined Interim Statements of Operations–Successor Entity for the three months ended October 1, 2005; Predecessor Entity for the six months ended July 2, 2005 and for the nine months ended October 2, 2004
F-37

 Unaudited Consolidated and Combined Interim Statements of Stockholders’ Equity and Comprehensive Income (Loss)–Successor Entity for the three months ended October 1, 2005; Predecessor Entity for the six months ended July 2, 2005 and for the nine months ended October 2, 2004
F-38

 Unaudited Consolidated and Combined Interim Statements of Cash Flows–Successor Entity for the three months ended October 1, 2005; Predecessor Entity for the six months ended July 2, 2005 and for the nine months ended October 2, 2004
F-39
Notes to Consolidated and Combined Interim Financial Statements	F-40

Report of Independent Registered Public Accounting Firm
Board of Directors and Stockholders
Eddie Bauer Holdings, Inc.
      We have audited the accompanying combined balance sheets of Eddie Bauer, Inc. and Related Operations as of January 1, 2005 and January 3, 2004 and the related combined statements of operations, stockholder’s equity and comprehensive income (loss), and cash flows for each of the three years in the period ended January 1, 2005. In connection with our audits of the combined financial statements, we have also audited the accompanying financial statement schedule for each of the three years in the period ended January 1, 2005. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial statement schedule are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial statement schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial statement schedule. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Eddie Bauer, Inc. and Related Operations at January 1, 2005 and January 3, 2004, and the results of its operations and its cash flows for each of the three years in the period ended January 1, 2005, in conformity with accounting principles generally accepted in the United States of America.
      Also, in our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein.
/s/ BDO Seidman LLP
Kirkland, WA
November 10, 2005

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Combined Balance Sheets

	As of	As of
	January 1,	January 3,
	2005	2004

	($ in thousands)
ASSETS:
Cash and cash equivalents	$8,533	$8,095
Accounts receivable, less allowances for doubtful accounts of $783 and $1,004, respectively	36,261	37,747
Current assets of discontinued operations	21,327	19,004
Inventories	138,415	129,361
Due from Spiegel	43,548	—
Prepaid expenses	22,431	26,494
Deferred tax assets — current	7,691	12,179

Total Current Assets	278,206	232,880
Property and equipment, net	132,103	202,583
Goodwill	76,601	76,601
Trademarks	58,756	58,756
Other assets	18,048	20,912
Deferred tax assets — noncurrent	2,325	3,872
Asset held for sale	—	20,370
Non-current assets of discontinued operations	8,884	10,433

Total Assets	$574,923	$626,407

LIABILITIES:
Trade accounts payable	$37,370	$31,546
Due to Spiegel	—	89,641
Accrued expenses	110,146	108,621
Current liabilities of discontinued operations	10,221	9,591

Total Current Liabilities	157,737	239,399
Deferred rent obligations	23,756	33,576
Pension and other post-retirement benefit liabilities	3,311	3,521
Non-current liabilities of discontinued operations	4,914	4,960

Total Liabilities Not Subject to Compromise	189,718	281,456
Liabilities subject to compromise — Continuing operations	84,828	88,793
Liabilities subject to compromise — Discontinued operations	7,986	8,145

Total Liabilities	282,532	378,394
Commitments and Contingencies (See Note 16)

STOCKHOLDERS’ EQUITY:
Common stock:
Eddie Bauer, Inc. $100 par value, 10,000 shares authorized; 5,000 shares issued and outstanding	500	500
DFS, Inc. $100 par value, 1,000 shares authorized; 1,000 shares issued and outstanding	100	100
Additional paid-in capital	261,595	261,595
Retained earnings (accumulated deficit)	31,437	(12,227)
Accumulated other comprehensive loss, net of taxes of $840 and $1,397, respectively	(1,241)	(1,955)

Total Stockholders’ Equity	292,391	248,013

Total Liabilities and Stockholders’ Equity	$574,923	$626,407

The accompanying notes are an integral part of these combined financial statements.

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Combined Statements of Operations

	Fiscal	Fiscal	Fiscal
	2004	2003	2002

	($ in thousands)
Net sales and other revenues	$1,120,761	$1,243,927	$1,374,204
Revenue from Spiegel-affiliated parties	37,154	73,288	97,748

Total revenues	1,157,915	1,317,215	1,471,952
Costs of sales, including buying and occupancy	604,864	695,872	797,037
Selling, general and administrative expenses	452,603	531,101	619,003

Total operating expenses	1,057,467	1,226,973	1,416,040
Operating income	100,448	90,242	55,912
Interest expense, net	316	2,513	18,952
Equity in earnings (losses) of foreign joint ventures	3,590	1,606	(281)

Income from continuing operations before reorganization items and income tax expense	103,722	89,335	36,679
Reorganization items, net	26,871	91,022	—

Income (loss) from continuing operations before income tax expense	76,851	(1,687)	36,679
Income tax expense	36,080	4,803	14,425
Income (loss) from continuing operations	40,771	(6,490)	22,254
Discontinued operations (net of income tax expenses of $1,834, $3,914 and $5,108 respectively)	2,893	6,171	8,075

Net income (loss)	$43,664	$(319)	$30,329

The accompanying notes are an integral part of these combined financial statements.

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Combined Statements of Stockholders’ Equity and Comprehensive Income (Loss)

	Common	Common	Common			Retained	Accumulated
	Stock-Eddie	Stock-Eddie	Stock-DFS,	Common	Additional	Earnings	Other
	Bauer, Inc.	Bauer,	Inc.	Stock-DFS,	Paid-In	(Accumulated	Comprehensive
	(# of Shares)	Inc.($)	(# of Shares)	Inc. ($)	Capital	Deficit)	Loss	Total

	($ in thousands)
Balances at December 29, 2001	5,000	$500	1,000	$100	$261,595	$(42,237)	$(3,948)	$216,010
Comprehensive Income:
Net income						30,329		30,329
Foreign currency translation adjustment, net of income taxes of $210							299	299

Total comprehensive income								30,628

Balances at December 28, 2002	5,000	$500	1,000	$100	$261,595	$(11,908)	$(3,649)	$246,638

Comprehensive Income:
Net loss						(319)		(319)
Foreign currency translation adjustment, net of income taxes of $1,386							1,694	1,694

Total comprehensive income								1,375

Balances at January 3, 2004	5,000	$500	1,000	$100	$261,595	$(12,227)	$(1,955)	$248,013

Comprehensive Income:
Net income						43,664		43,664
Foreign currency translation adjustment, net of income taxes of $557							714	714

Total comprehensive income								44,378

Balances at January 1, 2005	5,000	$500	1,000	$100	$261,595	$31,437	$(1,241)	$292,391

The accompanying notes are an integral part of these combined financial statements.

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Combined Statements of Cash Flows

	Fiscal	Fiscal	Fiscal
	2004	2003	2002

	($ in thousands)
Cash flows from operating activities:
Net income (loss)	$43,664	$(319)	$30,329
Adjustments to reconcile net income (loss) to net cash provided from operating activities:
Reorganization items, net	26,871	91,022	—
Net cash used for reorganization items	(20,222)	(21,321)	—

Reorganization items non-cash	6,649	69,701	—
Loss on disposals of property and equipment	2,163	1,875	2,732
Equity in (earnings) losses of foreign joint ventures	(3,590)	(1,606)	281
Loss on impairment of assets	952	3,439	3,942
Depreciation and amortization	41,142	69,287	71,360
Deferred income taxes	6,034	17,072	11,478
Changes in operating assets and liabilities:
Accounts receivable	1,567	(14,088)	11
Inventories	(8,433)	65,442	29,401
Prepaid expenses	4,008	5,217	(4,317)
Other assets	802	282	30
Accounts payable	6,752	(22,934)	(9,539)
Liabilities subject to compromise	159	60,301	—
Accrued expenses	293	(35,044)	(4,672)
Other post-retirement liabilities	(211)	(714)	1,071
Deferred rent obligations	(9,974)	(17,848)	(8,936)

Net cash provided by operating activities of continuing operations	91,977	200,063	123,171
Cash flows from investing activities:
Capital expenditures	(12,728)	(6,313)	(24,532)
Proceeds from sale of capital assets in conjunction with reorganization	55,337	—	—
Investments in Eddie Bauer Germany	—	(862)	(1,665)

Net cash provided by (used in) investing activities of continuing operations	42,609	(7,175)	(26,197)
Cash flows from financing activities:
Change in due to/from Spiegel	(132,228)	(209,958)	(91,481)
Decrease in bank overdraft	(1,015)	(9,182)	(5,360)

Net cash used in financing activities of continuing operations	(133,243)	(219,140)	(96,841)
Effect of exchange rate changes on cash	(555)	(1,145)	(312)
Net cash (used in) provided by discontinued operations	(350)	16,878	328
Net change in cash and cash equivalents	438	(10,519)	149
Cash and cash equivalents at beginning of year	8,095	18,614	18,465

Cash and cash equivalents at end of year	$8,533	$8,095	$18,614
Supplemental disclosures:
Cash paid (received) for income taxes	$30,046	$(12,269)	$2,947
Cash paid for interest	360	1,996	19,289
Payments (receipts) made in conjunction with Chapter 11:
Professional service fees	$23,373	$16,578	n/a
Severance	2,173	2,538	n/a
Interest income	(3,500)	—	n/a
Other, net	(1,824)	2,205	n/a
The accompanying notes are an integral part of these combined financial statements.

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Notes to Combined Financial Statements
($ in thousands, unless otherwise noted)

(1)	Nature of Operations and Proceedings Under Chapter 11 of the Bankruptcy Code
      Eddie Bauer, Inc. (“Eddie Bauer”) was formerly a wholly-owned subsidiary of Spiegel, Inc. (“Spiegel”) and is a specialty retailer that sells high quality casual sportswear and accessories for the “modern outdoor lifestyle.” Eddie Bauer products are sold through retail and outlet stores located in the U.S. and Canada and through its direct sales channel, which consists of its Eddie Bauer catalogs and its websites located at www.eddiebauer.com and www.eddiebaueroutlet.com. In February 2005, Eddie Bauer announced its plans to discontinue operating its “Eddie Bauer Home” concept over the course of 2005 (See Note 9). The accompanying combined financial statements include the results of Eddie Bauer, Inc. and its subsidiaries as well as the related supporting operations that provide logistics support, call center support and information technology support to Eddie Bauer (collectively, the “Company”) (see Note 2 (a)).

(a)	Overview
      For the periods presented, Eddie Bauer was formerly a wholly-owned subsidiary of Spiegel. As discussed below, on March 17, 2003, Spiegel together with 19 of its subsidiaries and affiliates (the “Debtors”), including Eddie Bauer, Inc. and its subsidiaries and other operations included in the Company’s combined financial statements, filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. On February 18, 2005, the Debtors filed a Plan of Reorganization and related Disclosure Statement and on March 29, 2005 filed an Amended Joint Plan of Reorganization (the “Plan of Reorganization”) and related amended Disclosure Statement with the Bankruptcy Court. The Plan of Reorganization received the formal endorsement of the statutory creditors’ committee and, as modified, was confirmed by the Bankruptcy Court by order docketed on May 25, 2005. The Plan of Reorganization was declared effective on June 21, 2005 (the “Effective Date”) and the Debtors, including the Company, emerged from bankruptcy on that date.
      In conjunction with its emergence from bankruptcy proceedings, Eddie Bauer Holdings, Inc. (“Eddie Bauer Holdings”) was formed as a new holding company and Eddie Bauer, Inc. and certain other Spiegel subsidiaries were contributed to Eddie Bauer Holdings. Spiegel transferred to Eddie Bauer Holdings 100% of its ownership interests in Eddie Bauer, Inc. and its subsidiaries, Financial Services Acceptance Corporation (“FSAC”), Spiegel Acceptance Corporation (“SAC”), Distribution Fulfillment Services, Inc. (“DFS”) (now known as Eddie Bauer Fulfillment Services (“EBFS”) and Spiegel Group Teleservices — Canada (“SGTS”) (now known as Eddie Bauer Customer Services, Inc. (“EBCS”). FSAC and SAC were not parties to the Chapter 11 bankruptcy filing. Additionally, Eddie Bauer Information Technology, LLC was formed as a wholly-owned subsidiary of Eddie Bauer, Inc. and Spiegel transferred to this entity certain of its information technology assets.
      In addition, on the Effective Date of the reorganization, all then-outstanding equity securities, as well as substantially all of its pre-petition liabilities, were cancelled and new common stock of Eddie Bauer Holdings was issued in satisfaction of certain of those claims. See Note 18 for further information relating to the emergence from Chapter 11.

(b)	Chapter 11 Proceedings
      During the bankruptcy process, the Company operated its business and managed its properties and assets as a debtor-in-possession under the Bankruptcy Code and orders of the Bankruptcy Court. During this process, the Company continued to operate its business as an ongoing business and did not engage in any transactions outside the ordinary course of business without the approval of the Bankruptcy Court.

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Notes to Combined Financial Statements — (Continued)
      On March 17, 2003, the Bankruptcy Court gave interim approval for $150 million of a $400 million senior secured debtor-in-possession financing facility (the “DIP Facility”) from Bank of America, N.A., Fleet Retail Finance, Inc. and The CIT Group/ Business Credit, Inc. to Spiegel. On April 30, 2003, the Bankruptcy Court granted final approval for the total amount. See Note 18 for further discussion of the termination of this facility and the new facility executed upon the Company’s emergence from Chapter 11.
      As a result of the Chapter 11 filing, the Debtors’ realization of assets and satisfaction of liabilities were subject to uncertainty without substantial adjustments and/or changes in ownership. While operating as debtors-in-possession under the protection of Chapter 11 of the Bankruptcy Code and subject to the approval of the Bankruptcy Court or otherwise as permitted in the ordinary course of business, the Debtors, including certain subsidiaries, were permitted to sell or otherwise dispose of assets and liquidate or settle liabilities for some amounts other than those reflected in the combined financial statements. On June 21, 2004, Spiegel sold substantially all of the assets of Newport News, Inc. and on July 15, 2004 Spiegel also sold substantially all of the assets of Spiegel Catalog, Inc.

(2)	Summary of Significant Accounting Policies

(a)	Principles of Combination
      For the periods presented, Eddie Bauer was a wholly-owned subsidiary of Spiegel. The accompanying combined financial statements include the results of Eddie Bauer as well as the related supporting operations that provide logistics support, call center support and information technology support to Eddie Bauer. DFS, a former wholly-owned subsidiary of Spiegel, provides catalog and retail distribution services for Eddie Bauer. The former information technology operation of Spiegel (the “IT Group”) provides information technology services for Eddie Bauer. SGTS was formerly a wholly-owned subsidiary of Spiegel providing call center support in multiple call centers in the U.S. and Canada. SGTS’s office in Saint John, Canada (“Saint John”) provides call center services for Eddie Bauer. Each of DFS, the IT Group and Saint John provided similar services for other subsidiaries and operations of Spiegel until they were sold or closed in 2004. The accompanying combined financial statements include all of the historical operations of Eddie Bauer, DFS, the IT Group and Saint John. All significant transactions and balances among the combined operations have been eliminated upon combination.

(b)	Basis of Presentation
      For the periods presented, the operations of the Company were under the control of Spiegel. The accompanying combined financial statements include all assets, liabilities, revenues, expenses and cash flows directly attributable to the Company. The Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) Topic 5.J, Push Down Basis of Accounting Required in Certain Limited Circumstances, generally requires that push down accounting be applied whenever separate financial information is presented for a wholly-owned subsidiary. Push down accounting requires that the financial statements of a subsidiary reflect the parent company’s accounting basis of the assets and liabilities of the subsidiary. As such, the combined financial statements for periods prior to the Effective Date reflect Spiegel’s basis in the assets and liabilities of Eddie Bauer, DFS, Saint John and the IT Group.
      In accordance with the carve-out accounting provisions of SAB Topic 1.B, Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity, the accompanying combined financial statements include allocations of certain costs of Spiegel, in order to present the results of operations, financial position, changes in equity and cash flows of the Company on a stand-alone basis. The principal allocation methodologies are described further in Note 3. As the financial information included herein includes allocations of certain costs of Spiegel, it may not be indicative of the results of operations, financial position, changes in equity and cash flows of the Company that

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Notes to Combined Financial Statements — (Continued)
would have been incurred had the Company been a separate, stand-alone entity during the periods presented, nor may it be indicative of the Company’s future results.
      As a result of the Company’s filing for bankruptcy protection under Chapter 11, there was substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time. As a result, the Company’s combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) applicable to a going concern, which contemplate, among other things, realization of assets and payment of liabilities in the normal course of business and in accordance with AICPA Statement of Position (“SOP”) 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code (“SOP 90-7”). Accordingly, all pre-petition liabilities subject to compromise have been segregated in the combined balance sheets and classified as liabilities subject to compromise, at the estimated amount of allowable claims. Liabilities not subject to compromise are separately classified as current and non-current. Revenues, expenses, realized gains and losses, and provisions for losses resulting from the reorganization are reported separately as reorganization items, net in the combined statements of operations. Cash used for reorganization items is disclosed separately in the combined statements of cash flows.
      For the periods presented, the outcome of the Chapter 11 case was not certain. As a result, the combined financial statements for fiscal 2004, 2003 and 2002 do not give effect to any adjustments relating to the recoverability and classification of assets, the amount and classification of liabilities or the effects on existing stockholders’ equity that occurred as a result of the Company’s emergence from bankruptcy on June 21, 2005. All conditions required for the adoption of fresh-start reporting, as defined in SOP 90-7 were met on June 21, 2005 and the Company selected July 2, 2005 as the date to adopt the accounting provisions of fresh-start reporting. The Company chose the date of July 2, 2005 because it corresponds with the end of the Company’s second fiscal quarter. Applying fresh start reporting as of June 21, 2005 versus July 2, 2005 would not have resulted in a material difference to the Company’s results of operations or financial condition.
      Except as otherwise noted, all amounts and disclosures reflect only the continuing operations of the Company. See Note 9 for disclosures related to the Company’s discontinued operations.

(c)	Use of Estimates
      The preparation of the combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are used when accounting for certain items, including inventory valuation, fresh-start valuations, allowance for doubtful accounts, restructuring charges, fair values of goodwill and other intangible assets, long-lived asset impairments, future gift certificate redemptions, legal reserves, and sales returns and allowances. Actual amounts, particularly with respect to matters impacted by the proceedings under Chapter 11, could differ from those estimates.

(d)	Segments
      In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company determined its operating segments on the same basis that it uses internally to evaluate performance and allocate resources. The Company operates in one reportable segment, known as the retailing business.
      Revenues of the Company’s Canadian retail operations were $66.1 million, $73.1 million and $76.9 million for fiscal 2004, 2003 and 2002, respectively. Long-lived assets of the Canadian operations were $4.5 million and $4.0 million as of the end of fiscal 2004 and 2003, respectively.

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Notes to Combined Financial Statements — (Continued)

(e)	Fiscal Year
      The Company’s fiscal year ends on the Saturday closest to December 31. The 2004 fiscal year reflects a 52-week period from January 4, 2004 to January 1, 2005, the 2003 fiscal year reflects a 53-week period from December 29, 2002 to January 3, 2004 and the 2002 fiscal year reflects a 52-week period from December 29, 2001 to December 28, 2002.

(f)	Revenue Recognition
      The Company records revenues at the point of sale for retail stores and at estimated receipt by customer for catalog and Internet sales. The Company provides for estimated returns at the time of sale based upon projected merchandise returns, which are based primarily on historical experience. Deferred revenue is recognized upon the purchase of a gift card or gift certificate. The Company reduces the deferred revenue liability by an estimated amount of gift cards and gift certificates that will go unredeemed. Deferred revenue associated with gift cards and gift certificates is recognized at the time of redemption. Shipping and handling revenues and costs are included in net sales and other revenues and in selling, general and administrative expense, respectively. Shipping and handling expense was $24,504, $25,698 and $31,544 in fiscal 2004, 2003 and 2002, respectively. Net sales and other revenues also include royalty and licensing income, which are recognized when earned based on contractually specified percentages applied to reported sales. Advance royalty payments are deferred and recorded as revenue when the related sales occur. Buying and occupancy costs, including the distribution facilities, are classified as costs of sales. Finally, revenues from Spiegel-affiliated parties include the charges from DFS, the IT Group and Saint John to other Spiegel subsidiaries and operations. These charges are recognized when the related services are delivered.

(g)	Cash and cash equivalents
      The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of deposits at federally insured financial institutions. Bank overdrafts included in trade accounts payable as of January 1, 2005 and January 3, 2004, were $10,407 and $11,421, respectively.

(h)	Receivables
      Receivables primarily consist of trade receivables, including amounts due from credit card companies, net of an allowance for doubtful accounts, which management estimates based on specific identification of known matters affecting its creditors and general historical experience. See Note 5 for further discussion of the Company’s accounts receivables.

(i)	Inventories
      Inventories, principally merchandise available for sale, are stated at the lower of cost or market. Cost is determined by the weighted average cost method and includes certain overhead and internal freight costs capitalized to inventory based on normal operations. Market is determined based on estimated net realizable value, which generally is the estimated merchandise selling price. Mark-downs of inventory below cost are recorded immediately as a reduction of the inventory carrying value and as costs of sales.

(j)	Advertising Costs
      Costs incurred for the production and distribution of direct response catalogs are capitalized and amortized over their expected period of future benefit. The Company accounts for catalog costs in accordance with SOP 93-7, Reporting on Advertising Costs. SOP 93-7 requires that the amortization of capitalized

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Notes to Combined Financial Statements — (Continued)
advertising costs be the amount computed using the ratio that current period revenues for the catalog cost pool bear to the total of current and estimated future period revenues for that catalog cost pool. The capitalized costs of the Company’s direct response advertising are amortized, commencing with the date catalogs are mailed, over the duration of the expected revenue stream, which is typically no more than three months for fiscal 2004, 2003 and 2002. Unamortized costs as of January 1, 2005 and January 3, 2004 were $6,790 and $6,655 respectively, and are included in prepaid expenses. All other advertising costs for catalog, Internet and retail operations are expensed as incurred or upon first run for media advertising. Total advertising expense, including the amortization of the above mentioned catalog costs, were $113,779, $113,597 and $114,357 in fiscal 2004, 2003 and 2002, respectively.

(k)	Store Preopening Costs
      Preopening and lease negotiation costs for new retail and outlet stores are expensed as incurred.

(l)	Store Closings Costs
      Included in reorganization items, net and in selling, general and administrative costs in fiscal 2004 and 2003 are impairment charges for fixed assets and costs related to early termination of leases. The charge is for lease buyout expense or the difference between the Company’s rent and the rate at which it expects to be able to sublease the properties, net of related costs. This charge is discounted using a credit adjusted risk-free rate. Most store closures occur upon the lease expiration. Asset impairments and lease rejection costs for store closings related to the Company’s Chapter 11 bankruptcy are recorded as reorganization costs in accordance with SOP 90-7. See Note 2(u) regarding impairment of long-lived assets in the normal course of business.

(m)	Software Development Costs
      Software development costs are capitalized for internal use software once the software has reached the level of being technologically feasible through the date of implementation and are amortized on a straight-line basis over the estimated useful life of the asset not to exceed three years. Costs, net of amortization, included in other assets as of January 1, 2005 and January 3, 2004 were $3,392 and $8,966, respectively. Related amortization expense recognized in fiscal 2004, 2003 and 2002 was $3,434, $7,961 and $9,314, respectively. Certain software development costs write-downs included in reorganization items, net were $2,453 and $14,142 in 2004 and 2003, respectively (See Note 11).

(n)	Property and Equipment
      Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. Depreciable lives range from 3 to 40 years for buildings and improvements and 3 to 10 years for fixtures and equipment. Leasehold improvements are amortized over the lesser of the initial term of the lease or expected asset life.
      Interest costs related to assets under construction are capitalized during the construction period. Interest of $0, $253 and $555 was capitalized in fiscal 2004, 2003 and 2002, respectively.
      The Company evaluates the legal obligations arising from the retirement of long-lived assets in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations. Asset retirement obligations of the Company relate primarily to operating leases of its retail store locations. The Company had no material asset retirement obligations for fiscal 2004, 2003 and 2002.

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Notes to Combined Financial Statements — (Continued)

(o)	Intangible Assets
      Goodwill and trademarks related to Spiegel’s acquisition of Eddie Bauer in 1988 were determined to have indefinite useful lives and are no longer amortized into results of operations, but instead are reviewed for impairment annually, or more often if impairment indicators arise, and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles with indefinite lives is more than fair value.
      The Company uses the two-phase process prescribed in SFAS No. 142, Goodwill and Other Intangible Assets, for impairment testing of goodwill and other indefinite-lived intangible assets. The first phase identifies indications of impairment; while the second phase (if necessary), measures the impairment. The Company completed step one of the transitional impairment test in the second quarter of 2003, after the Company’s bankruptcy filing and considering the planned closure of multiple stores, using a discounted cash flow model and a market comparable approach as prescribed, which resulted in no indications of impairment. The Company’s annual impairment tests performed in each fourth fiscal quarter did not result in any impairment.

(p)	Investments
      Investments in joint ventures for which the Company owns less than 50% of the voting interest and does not demonstrate any other indicators of control are accounted for under the equity method. As a result of the timing of receipt of financial information, the Company records its equity in the earnings (losses) of foreign joint ventures on a one-month lag basis (See Note 7).

(q)	Income Taxes
      Deferred income tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted income tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Prior to its emergence from Chapter 11, the Company was included in the consolidated federal income tax return of Spiegel’s majority stockholder, Spiegel Holdings, Inc. Income tax expense and benefit in the combined financial statements for fiscal 2004, 2003 and 2002 were prepared on a carve-out basis and have been calculated as if the entities and operations of the Company filed consolidated returns on a stand-alone basis, consistent with the requirements of SFAS No. 109, Accounting for Income Taxes. Current income tax payments and refunds were settled through the due to/from Spiegel for periods prior to July 2, 2005.

(r)	Foreign Currency Translation and Exchange Rates
      The financial statements of the Company’s Canadian operations and international joint ventures are translated into U.S. dollars using the exchange rate in effect at the end of each period for assets and liabilities and the average exchange rates in effect during the period for results of operations and cash flows. The related unrealized gains or losses resulting from translation are reflected as a component of accumulated other comprehensive income or loss in stockholders’ equity. Foreign currency transaction losses (gains), which were $1,743, $388 and $616 in fiscal 2004, 2003 and 2002 respectively, mostly relate to the purchase of merchandise and are included in costs of sales in the combined statements of operations as incurred.

(s)	Fair Value of Financial Instruments
      The Company’s financial instruments include cash, cash equivalents, accounts receivable and trade accounts payable. Other than as may be ultimately determined under the Company’s bankruptcy proceedings for pre-petition liabilities, recorded as liabilities subject to compromise on the Company’s combined balance

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Notes to Combined Financial Statements — (Continued)
sheets, the fair values of all financial instruments approximate their carrying values based on current market indicators, such as prevailing interest rates and the short-term nature of the financial instruments.

(t)	Comprehensive Income (Loss)
      Comprehensive income or loss measures all changes in equity of an enterprise that do not result from transactions with owners. The Company’s other comprehensive income or loss is entirely attributable to foreign currency translation adjustments.

(u)	Impairment of Long-Lived Assets
      Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable as prescribed by SFAS No. 144, Accounting for the Impairment of Long-Lived Assets. Factors, which might trigger impairment, include significant underperformance relative to expected operating results, significant changes in the use of the assets or the strategy for the overall business and significant negative industry or economic trends. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets determined using a discounted net cash flows approach. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less cost to sell.
      The closure and impairment of retail and outlet stores in the normal course of business resulted in a loss on impairment of assets of approximately $952, $3,439 and $3,942 in fiscal 2004, 2003 and 2002, respectively, primarily related to leasehold improvements that have no future benefit. Losses on impairment of assets recorded in the normal course of business are included in selling, general and administrative expense. See Note 11 for discussion of asset impairment charges recorded in conjunction with the Company’s reorganization under Chapter 11.

(v)	Insurance/ Self-Insurance
      A combination of insurance and self-insurance is used to cover a number of risks, including workers’ compensation, general liability, automobile, liability and employee-related health care benefits, a portion of which is reimbursed by the employee. Liabilities associated with these risks are estimated in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions.

(w)	Rent expense
      Minimum rental expenses, which include scheduled rent increases, are recognized over the term of the lease. The Company recognizes minimum rent on a straight-line basis starting when possession of the property is taken from the landlord or when it controls the use of the space, which normally includes a construction period prior to store opening. The Company also receives tenant allowances, which are reflected in deferred rent obligations on the combined balance sheets and are amortized as a reduction to rent expense in the statement of operations over the term of the lease.

(x)	Guarantees
      The Company has applied the measurement and disclosure provisions of FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees of the Indebtedness of Others,” to agreements that contain guarantee and certain other indemnification clauses. FIN 45 requires that

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Notes to Combined Financial Statements — (Continued)
upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under the guarantee. The Company is party to various contractual agreements under which it may be obligated to indemnify the other party for certain matters. These contracts include commercial contracts, operating leases, trademarks, financial agreements and various other agreements. Under these contracts, the Company may provide certain routine indemnifications relating to representations and warranties. The terms of these indemnifications range in duration and may not be explicitly defined. The Company is unable to estimate the potential liability for these types of indemnifications as the agreements generally do not specify a maximum amount, and the amounts are often dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant indemnification payments under such agreements and no amounts have been accrued in the Company’s financial statements.
      As of January 1, 2005, the Company had guaranteed the outstanding debt of Spiegel, which had a maximum exposure of approximately $1.4 billion. In connection with the Effective Date of the Plan of Reorganization, this debt and the related guarantee were discharged on June 21, 2005.

(y)	Derivative Instruments
      The Company uses derivative instruments primarily to manage exposure to fluctuations in interest rates, to lower its overall costs of financing and to manage the mix of floating- and fixed- rate debt in its portfolio. Derivative instruments are not used for trading or speculative purposes. In accordance with SFAS No. 133, Derivative Instruments and Hedging Activities (SFAS No. 133), all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. To qualify for hedge accounting treatment, each derivative must be designated as a hedge at inception and evaluated for effectiveness throughout the hedge period. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in the statement of operations. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (loss) and are recognized in the statement of operations when the hedged item affects earnings. Changes in fair values of derivative instruments that are not designated as hedging instruments and ineffective portions of hedges, if any, are immediately recognized in the statement of operations. See Note 18 for a discussion of the interest rate swap agreement the Company entered into in October 2005.

(z)	Stockholders’ Equity
      The authorized capital stock of Eddie Bauer, prior to the Company’s emergence from bankruptcy, consisted of ten thousand shares of common stock, one hundred dollar par value, of which five thousand shares were issued and outstanding. The authorized capital stock of DFS, prior to the Company’s emergence from bankruptcy, consisted of one thousand shares of common stock, one hundred dollar par value, of which one thousand shares were issued and outstanding. See Note 18 for a discussion of the recapitalization that occurred upon the Company’s emergence from Chapter 11 on June 21, 2005.

(aa) Accounting Pronouncements
      In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies the accounting for derivative instruments and hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. There was no impact to the Company upon the adoption of SFAS No. 149 because the Company was not party to any derivative instruments as of the adoption date.

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Notes to Combined Financial Statements — (Continued)
      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which requires certain financial instruments with characteristics of both liabilities and equity to be classified as liabilities. The Company adopted SFAS No. 150, and there were no financial instruments that were classified as equity prior to the adoption of SFAS No. 150 that were required to be reclassified to liabilities.
      In December 2003, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 03-10, Application of EITF Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor’, by Resellers to Sales Incentives Offered to Consumers by Manufacturers. According to EITF 03-10, manufacturers’ coupons that meet certain criteria should be recorded gross-basis as revenue, and are not subject to the guidance in EITF 02-16. The Company has not entered in to any agreements that would require application of EITF 03-10 as of January 1, 2005.
      In December 2003, the FASB issued SFAS No. 132(R) (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132R revises the annual and interim disclosure requirements about pension and other postretirement benefits. The Company has complied with the new disclosure requirements. See Note 14 for a discussion of the Company’s pension and other post-retirement plans.
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4. This statement amends the guidance in Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. As required by SOP 90-7, the Company must adopt, as of its fresh start reporting date, all accounting guidance that would otherwise become effective within the next twelve months. The Company adopted SFAS 151 as of July 2, 2005. The adoption of SFAS 151 had no material impact on the Company’s financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment. This statement replaces SFAS No. 123, Accounting for Stock-Based Compensation and supersedes APB No. 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires companies to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees and to record compensation cost for all stock awards granted after the required effective date and for awards modified, repurchased, or cancelled after that date. In addition, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. As required by SOP 90-7, the Company must adopt, as of its fresh start reporting date, all accounting guidance that would otherwise become effective within the next twelve months. The Company adopted SFAS 123(R) as of July 2, 2005. There was no impact to the Company upon the adoption of SFAS 123(R) as the Company had no stock options outstanding as of July 2, 2005.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29. This statement amends the guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, which is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. As required by SOP 90-7, the Company must adopt, as of its fresh start reporting date, all accounting guidance that would otherwise become effective within the next twelve months. The Company adopted SFAS 153 as of July 2, 2005. The Company

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Notes to Combined Financial Statements — (Continued)
did not enter into any exchanges of non-monetary assets and therefore there was no impact to the Company upon the adoption of SFAS 153.
      In December 2004, the FASB issued FASB Staff Position No. 109-2 (“FSP No. 109-2”), Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (“AJCA”). The AJCA creates a temporary incentive for U.S. corporations to repatriate foreign subsidiary earnings by providing an elective 85% dividends received deduction for certain dividends from controlled foreign corporations. In August 2005, the Treasury Department and the Internal Revenue Service (“IRS”) issued Notice 2005-64, the third in a series of notices, which was intended to provide additional guidance for U.S. companies evaluating the effect of the AJCA on plans for reinvestment or repatriation of foreign earnings. As required by SOP 90-7, the Company must adopt, as of its fresh start reporting date, all accounting guidance that would otherwise become effective within the next twelve months. The Company adopted FSP 109-2 as of July 2, 2005. The adoption of FSP 109-2 had no impact on the Company.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3. This statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions are required to be followed. As required by SOP 90-7, the Company must adopt, as of its fresh start reporting date, all accounting guidance that would otherwise become effective within the next twelve months. The Company adopted SFAS 154 as of July 2, 2005. The Company did not change any accounting principles and therefore there was no impact to the Company upon the adoption of SFAS 154.

(3)	Affiliated Company Transactions
      Proprietary credit had been offered to the Company’s customers by First Consumers National Bank (“FCNB”), a wholly-owned subsidiary of Spiegel, under the FCNB Preferred Credit program. On May 15, 2002, FCNB entered into an agreement with the Office of the Comptroller of the Currency (“OCC”) to comply with certain requirements and restrictions regarding its bankcard business and, on November 27, 2002 the OCC approved a disposition plan for FCNB. FCNB was not a party to the Chapter 11 bankruptcy filing. On February 14, 2003, under the terms of the agreement with the OCC, FCNB was required to begin liquidating its bankcard portfolio. On March 7, 2003, FCNB discontinued charging privileges on all MasterCard and Visa bankcards issued to its customers and began a liquidation process. Credit sales using the FCNB Preferred Card were approximately $0, $31,053 and $350,307 for fiscal 2004, 2003 and 2002, respectively. The Company paid a fee to FCNB for these credit sales, and also received reimbursement from FCNB related to expenses incurred in marketing the FCNB card. Net fees paid to FCNB for these credit sales approximated $0, $621 and $5,016 for fiscal 2004, 2003 and 2002, respectively. See Note 5 for discussion of the agreement the Company entered into in May 2003, subsequent to the termination of its agreement with FCNB, for its private-label credit cards.
      The operating expenses of DFS, which are included in the combined financial statements of the Company and SGTS, of which the results of Saint John are included in the combined financial statements of the Company, were historically charged to Spiegel’s various subsidiaries and operations (including Eddie Bauer) based upon calculating average rates per transaction multiplied by the number of transactions (i.e., units shipped for DFS and call volumes for SGTS) incurred by each operation. The operating expenses of the IT Group, which are also included in the combined financial statements of the Company, were charged to Spiegel’s various subsidiaries and operations (including Eddie Bauer and among each other) based upon a

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Notes to Combined Financial Statements — (Continued)
shared allocation percentage for infrastructure costs and a labor rate for development and support costs for fiscal 2004 and 2003. In 2002, the charges for the IT Group to Spiegel’s various subsidiaries and operations had a slightly different allocation methodology, which included a shared percentage for development and support costs, as opposed to a labor rate. Charges among the operations of Eddie Bauer, DFS, Saint John, and the IT Group included in the Company’s combined financial statements have been eliminated. Charges to Spiegel’s other subsidiaries and operations are separately reflected as revenue from Spiegel-affiliated parties in the combined statements of operations and totaled $37,154, $73,288 and $97,748 for fiscal 2004, 2003 and 2002, respectively.
      Charges for services provided by SGTS call centers other than by Saint John to the Company were approximately $7,596, $13,209 and $19,809 for fiscal 2004, 2003 and 2002, respectively, and are included in selling, general, and administrative expenses in the combined statements of operations.
      The due to/from parent account with Spiegel and its subsidiaries resulted principally from management fees, including other general and administrative costs allocated to the Company, the operating expenses of DFS, SGTS, and the IT Group described above, and centralized cash management, including the settlement of income tax payments. Management fees charged by Spiegel to the Company were $6,692, $12,108 and $5,801 in fiscal 2004, 2003 and 2002, respectively. The payroll and other direct charges were apportioned based upon a shared allocation percentage derived for each operation. Other general and administrative expenses were allocated based upon a percentage of net sales of each operation. The costs allocated to the Company are not necessarily indicative of the costs that would have been incurred if the Company had obtained such services independently, nor are they indicative of costs that will be incurred in the future. However, management believes that such allocations are reasonable. Income tax payments (refunds) recorded through the due to/from Spiegel were $30,046, $(12,269) and $2,947 for fiscal 2004, 2003 and 2002, respectively.
      The Company received and made advances through the due to/from Spiegel as necessary to meet working capital requirements. Interest expense on the due to/from Spiegel was $360, $1,996 and $19,289, net of $0, $253 and $555 capitalized on construction in progress, for fiscal 2004, 2003 and 2002, respectively. In fiscal 2003, the Company became a net provider of working capital to its parent.
      In fiscal 2004 and 2003, certain fixed assets were transferred from Spiegel to the Company, amounting to $33 and $880, respectively. In fiscal 2004, certain fixed assets were transferred from the Company to Spiegel in the amount of $457. In fiscal 2002, certain fixed assets were transferred from the Company to Spiegel, amounting to $5,039 and additional capitalized software and hardware assets were transferred from Eddie Bauer to SGTS (other than Saint John) in the amount of $4 and to FCNB in the amount of $65. These transfers were recorded at book value and were settled through the due to/from Spiegel.
      Spiegel also charged the Company $19,179 and $16,000 for reorganization costs incurred on behalf on the Company in fiscal 2004 and 2003, respectively. Reorganization expenses were allocated based upon the percentage of net sales of each merchant business in fiscal 2004 and 2003. See Note 11 for further discussion of reorganization costs.
      Additionally, the Company has historically paid expenses on behalf of other affiliates of Spiegel and recorded a receivable within due to/from Spiegel for these expenses.

(4)	Related Party Transactions
      Eddie Bauer International, Inc. (“EBI”) and Eddie Bauer International (Americas), Inc. (“EBI Americas”) serve as the Company’s principal buying agents to contract suppliers, inspect goods and handle shipping for the Company. EBI has an office in Hong Kong and EBI Americas has an office in Miami, Florida, sourcing product in Asia and the Americas/ Caribbean, respectively. The dollar amounts and

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Notes to Combined Financial Statements — (Continued)
percentages of total product sourced by EBI and EBI Americas for the Company during fiscal 2004, 2003 and 2002 are as follows:

	2004		2003		2002

EBI	$265,682	69.0%	$258,283	65.2%	$338,742	65.7%
EBI Americas	64,884	16.9%	52,534	13.3%	78,571	15.2%
      EBI and EBI Americas were affiliated with the Company through common ownership. EBI and EBI Americas are subsidiaries of Otto Asia Holding KG, a former affiliate of Spiegel. The Company paid $11,956, $11,615 and $15,226 for EBI services during fiscal 2004, 2003 and 2002, respectively. In addition, the Company paid $2,827, $2,440 and $3,494 for EBI Americas services in fiscal 2004, 2003 and 2002, respectively. These costs are included in costs of sales in the combined statements of operations.
      In March 2002, the Company entered into a Vendor Payment Services Agreement with Otto International (Hong Kong) Limited (“OIHK”), the parent company of EBI and a former affiliate of Spiegel, to facilitate the payment process on certain goods sourced through Asia. The duration of the agreement was for one year, automatically continuing unless terminated by either party with three months written notice. Under the terms of the agreement, the Company has open account terms with various vendors in certain countries in Asia. OIHK pays these vendors the purchase price for goods, less a volume discount and transaction fee, typically within seven days of receiving the commercial invoice and shipping documents. Under the terms of the agreement, the Company was required to reimburse OIHK within 30 days of the vendor invoice date. Since the bankruptcy filing, the Company has prepaid OIHK upon receipt of documents, generally two to three days before OIHK remits payment to the vendor. OIHK has asserted that, under the terms of the agreement, it has a lien over certain goods supplied to the Company. The Company and its creditors have reserved the right to contest the validity and amount of the OIHK liens in the Chapter 11 proceeding. The Company has recorded approximately $16,146 in liabilities subject to compromise as the allowable claim as of January 1, 2005. See Note 10 for further discussion of the Company’s liabilities subject to compromise. Approximately $261,600, $256,300 and $226,100 of the Company’s inventory purchases have been sourced through EBI under this agreement with OIHK for fiscal 2004, 2003 and 2002, respectively.
      See Note 7 for discussion of the Company’s investments in foreign joint ventures, for which the other owners were former affiliates of the Company.

(5)	Receivables
      Included in accounts receivables as of January 1, 2005 and January 3, 2004, respectively, is $14,772 and $9,577 due from Alliance Data Systems (“ADS”), of which $13,764 and $8,175 represents a 20% holdback amount on the outstanding principal portion of credit card receivables of ADS, generated from sales of the Company’s products. Subsequent to the termination of our agreement with FCNB for its private label credit card operations in March 2003, the Company entered into an agreement with World Financial Network Bank, a subsidiary of ADS on May 2, 2003 whereby ADS issues and manages private-label credit cards for the Company’s merchant operations. Upon a customer’s use of these credit cards, ADS pays the Company the balance charged less a holdback, which is then paid to the Company upon ADS’s collection from the customer. ADS, under certain limited conditions, may draw upon the holdback, as reimbursement for a portion of its write-offs in connection with customers’ failure to pay their credit card accounts and therefore reducing the amount it owes the Company. The holdback percentage was initially 20%, but was reduced to 10% upon the Company’s emergence from Chapter 11, and, thereafter, will be eliminated if the Company satisfies certain financial criteria. The Company assesses the collectibility of this receivable on an ongoing basis based upon (a) the Company’s progress in the Chapter 11 proceeding and achieving certain financial criteria (both in terms of reducing the holdback) and (b) the level of collections from customers.

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Notes to Combined Financial Statements — (Continued)

(6)	Property and Equipment
      Property and equipment consist of the following:

	January 1,	January 3,
	2005	2004

Land	$1,259	$8,611
Buildings and improvements	77,798	120,215
Leasehold improvements	208,866	219,168
Fixtures and equipment	164,935	183,203
Construction in progress	3,070	4,357

	455,928	535,554
Less accumulated depreciation and amortization	323,825	332,971

	$132,103	$202,583

      Depreciation expense totaled $37,708, $61,326 and $62,046 for the years ended January 1, 2005, January 3, 2004 and December 28, 2002, respectively. Prior to the bankruptcy filing, Spiegel maintained certain loans totaling $48 million that were secured by the buildings located at the DFS warehouse. Upon the Effective Date of the Plan of Reorganization on June 21, 2005, these loans were paid in full and the security interest on the building was removed. See Notes 8 and 11 for discussion of the Company’s sale of one of its distribution facilities in April 2004 and its corporate headquarters office in August 2004.

(7)	Investment in Foreign Joint Ventures (a former related party)
      The Company has a 30% interest in Eddie Bauer Japan, Inc. (“Eddie Bauer Japan”), a joint venture established to sell Eddie Bauer merchandise in Japan. The remaining 70% interest is held by a joint venture, half of which is owned by a company previously affiliated through common ownership with Spiegel.
      The Company has a 40% interest in Eddie Bauer GmbH & Co. (“Eddie Bauer Germany”), a joint venture established to sell Eddie Bauer merchandise in Germany. The remaining 60% is held by a company previously affiliated through common ownership with Spiegel.
      The investments in these joint ventures are accounted for using the equity method and are included in other assets on the combined balance sheets. The Company had accounts receivable, investment balances and royalty income of:

	Eddie Bauer	Eddie Bauer
	Japan	Germany

Accounts receivable:
January 1, 2005	$935	$1,773
January 3, 2004	869	2,366
Investment:
January 1, 2005	$9,804	$4,797
January 3, 2004	8,806	1,960
Royalty income:
2004	$3,803	$2,535
2003	3,875	2,708
2002	3,355	1,531

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Notes to Combined Financial Statements — (Continued)
      The Company records its equity in the earnings (losses) on foreign joint ventures on a one-month lag basis. Accordingly, summarized unaudited financial information of these joint ventures as of November 30, 2004 and 2003 is as follows:

	Eddie Bauer	Eddie Bauer
	Japan	Germany

2004:
Current assets	$38,560	$24,398
Total assets	66,955	26,211
Current liabilities	16,211	14,218
Total liabilities	34,276	14,218
Total partners’ capital	32,679	11,993
2003:
Current assets	$35,662	$27,308
Total assets	65,013	29,184
Current liabilities	16,007	24,286
Total liabilities	35,661	24,286
Total partners’ capital	29,352	4,898
      Summarized unaudited financial information for the twelve months ended November 30, 2004, 2003 and 2002 is as follows:

	Eddie Bauer	Eddie Bauer
	Japan	Germany

2004:
Net revenue	$118,175	$72,705
Gross margin	73,049	38,399
Net income	1,954	6,115
2003:
Net revenue	$104,775	$66,660
Gross margin	65,767	30,613
Net income	4,815	293
2002:
Net revenue	$97,071	$53,271
Gross margin	60,181	22,695
Net income (loss)	3,787	(3,686)

(8)	Assets held for sale
      Assets held for sale at January 3, 2004 included the Fisher Road warehouse facility located in Columbus, Ohio, which had operated as the distribution center for Eddie Bauer’s retail stores and Eddie Bauer and Spiegel’s direct separate ship fulfillment center. This facility was sold in 2004 as part of the Company’s restructuring efforts. See Note 11 for a discussion of the impact to the Company’s statement of operations related to this sale.

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Notes to Combined Financial Statements — (Continued)

(9)	Discontinued Operations
      In February 2005, the Company announced its plans to discontinue operating the “Eddie Bauer Home” concept, which was approved by the Bankruptcy Court. The decision to close the Eddie Bauer Home stores was made in order to allow the Company to refocus its efforts on its primary retail business of selling apparel and accessories. As of the decision date, the Company operated 34 Eddie Bauer Home stores. The Eddie Bauer Home store inventories were liquidated by discounting the merchandise in the Eddie Bauer Home stores and through the Company’s Internet site. All store locations were closed by September 2005.
      The financial data of the Eddie Bauer Home operations, included in discontinued operations for all periods is presented below. Interest expense (income) has been allocated to discontinued operations for each period based upon the average intercompany balance outstanding and totaled $44, $(516) and $337 for the fiscal 2004, 2003 and 2002, respectively.

	2004	2003	2002

Total revenue	$75,355	$98,790	$125,130
Income before taxes	4,727	10,085	13,183
Income tax expense	1,834	3,914	5,108
Net income	2,893	6,171	8,075
      Assets and liabilities as of January 1, 2005 and January 3, 2004 were as follows:

	January 1,	January 3,
	2005	2004

Cash	$757	$665
Receivables, net	2,240	2,136
Inventory	16,944	14,678
Other current assets	1,386	1,525

Total current assets	$21,327	$19,004

Property and equipment, net	$8,579	$10,428
Other assets	305	5

Total non-current assets	$8,884	$10,433

Accounts payable	$3,972	$2,705
Accrued expenses and other current liabilities	6,249	6,886

Total current liabilities	$10,221	$9,591

Non-current liabilities	$4,914	$4,960
Liabilities subject to compromise	7,986	8,145

Total non-current liabilities	$12,900	$13,105

(10)	Liabilities Subject to Compromise
      Under Chapter 11 of the U.S. Bankruptcy Code, certain claims against the Company in existence prior to the filing of petitions for reorganization were stayed while the Debtors operated as debtors-in-possession. These pre-petition liabilities were settled as part of the Plan of Reorganization and are classified in the January 1, 2005 and January 3, 2004 balance sheets as liabilities subject to compromise.

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Notes to Combined Financial Statements — (Continued)
      Liabilities subject to compromise consisted of the following:

	January 1,	January 3,
	2005	2004

Trade payables	$57,862	$57,812
Rejected lease liability	23,847	26,114
Salaries, wages and employee benefits	—	255
Other liabilities	3,119	4,612

Liabilities subject to compromise — Continuing operations	$84,828	$88,793
Liabilities subject to compromise — Discontinued operations	$7,986	$8,145
      For the periods presented, liabilities subject to compromise represented the amounts of the allowable claims that may change in future periods as a result of the reorganization process and other events that come to management’s attention requiring modification to the above estimates. Differences between amounts recorded by the Company and claims made by creditors were investigated and resolved in connection with the Chapter 11 claims resolution process. The process of reconciling the claims was commenced after October 1, 2003, the date by which creditors were required to file pre-petition claims against the Company and its debtor subsidiaries. In addition, under the Bankruptcy Code, the Company, subject to Bankruptcy Court approval and satisfaction of other requirements, assumed or rejected executory contracts and unexpired leases to which it was a party, including retail store leases.

(11)	Reorganization Items
      The net expense resulting from the Company’s Chapter 11 filings and subsequent reorganization efforts has been segregated from income and expenses related to ongoing operations in the combined statements of operations and included the following for the years ended:

	January 1,	January 3,
	2005	2004

Lease rejections	$(3,708)	$28,417
Professional service fees	23,373	16,578
Asset impairment and other, net	8,254	43,489
Severance and relocation	2,452	2,538
Interest income	(3,500)	—

	$26,871	$91,022

      In April 2003, the Company announced its intent to close 60 under-performing stores as a part of its ongoing reorganization process, which received Bankruptcy Court approval. The Company had closed 59 of these stores as of January 3, 2004 and the remaining store was closed in the fourth quarter of 2004.
      In December 2003, the Company announced its intent to close an additional 29 under-performing stores as a part of its ongoing reorganization process, which received Bankruptcy Court approval. The Company closed these stores during the first quarter of fiscal 2004.
      The Company did not reflect these store closures, other than the store closures associated with the Company’s discontinuation of its Eddie Bauer Home concept, as a discontinued operation because the Company believed that the closure of these stores would not result in the elimination of a material portion of the Company’s business in any geographic region in which the Company operates. SFAS No. 144 defines a component of the Company as a reportable segment, a reporting unit, a subsidiary, an asset group, or other

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Notes to Combined Financial Statements — (Continued)
entity that comprises operations and cash flows that can be clearly distinguished from the rest of the entity. The Company has determined that nearby stores, direct or Internet channels could substantially absorb the closed store’s customers, which would indicate that the related sales and customers were not eliminated.
      The lease rejection income in fiscal 2004 was due to lease termination agreements and mitigation of lease related claims. The lease rejection costs in fiscal 2003 primarily represented the rejected leases from store closings described previously.
      Professional service fees consisted primarily of financial, legal, real estate and other consulting services directly associated with the reorganization process that were incurred by Spiegel and charged to the Company.
      The closure of retail and outlet stores described above, as well as other facilities, resulted in the write off of approximately $1,989 and $11,950 in assets in fiscal 2004 and 2003, respectively, primarily related to leasehold improvements that have no future benefit. The Company also abandoned certain capital projects due to capital expenditure restrictions, which led to the write-off of approximately $3,333 and $22,575 in assets in fiscal 2004 and 2003, respectively. In 2003, the Company recorded a write off of approximately $11,601 related to the Company’s decision to sell a distribution facility, which was reflected as an asset held for sale on the combined balance sheet (See Note 8). The facility was sold in April 2004, and the Company recorded an additional loss of $458. As part of this sale, the Company entered into a five-year lease for a portion of the facility with an option to terminate after eighteen months. On August 3, 2004, the Bankruptcy Court approved the sale of the Company’s three corporate headquarters office buildings located on 20 acres in Redmond, Washington to Microsoft Corporation for a total purchase price of $38,000. In connection with the sale of the property the Company entered into an agreement with Microsoft Corporation to lease the property for a term of three years, with an option to terminate the lease at no cost after two years. Loss on the sale was $2,937 and is recorded in reorganization items, net.
      Other items in fiscal 2004 include miscellaneous claims settlements in the Company’s favor and, in fiscal 2003, a sub-tenant lease settlement in the Company’s favor associated with the Company’s distribution facility.
      On May 5, 2003, the Company announced that it had restructured its organization to gain greater organizational and operational efficiencies. As part of this restructuring, the Company’s headquarters workforce in Redmond, Washington was reduced by approximately 180 associates effective May 9, 2003. The Company provided severance and other benefits to affected associates. The Company recorded severance costs of $1,298 in fiscal 2003 due to this reduction in workforce, which is included in reorganization items, net. No liability for severance payments remained at the end of fiscal 2003. In addition, the Company recorded severance costs of $2,452 and $1,240, in fiscal 2004 and 2003, respectively associated with the termination of employees at various other locations due to either the closure of locations or the overall reduction in workforce. As of January 1, 2005 and January 3, 2004, the remaining severance liability was $279 and $0, respectively.
      Interest income is attributable to the accumulation of cash and short-term investments subsequent to the Chapter 11 filing.

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Notes to Combined Financial Statements — (Continued)

(12)	Accrued Liabilities
      Accrued liabilities as of January 1, 2005 and January 3, 2004, included:

	January 1,	January 3,
	2005	2004

Salaries and wages	$25,339	$17,711
Sales, payroll and business taxes	14,135	14,668
Allowance for sales returns	14,992	17,230
Gift certificates and other customer deposits	45,950	44,791
Other accrued expenses	9,730	14,221

Total accrued liabilities	$110,146	$108,621

(13)	Debt
      On March 17, 2003, the Bankruptcy Court gave interim approval for $150 million of the $400 million DIP Facility from Bank of America, N.A., Fleet Retail Finance, Inc. and The CIT Group/ Business Credit, Inc. On April 30, 2003, the Bankruptcy Court granted final approval for the total amount of $400 million, which was later, reduced to $350 million. The DIP Facility was to be used to supplement Spiegel’s and the Company’s existing cash flow during the reorganization process. The DIP Facility was a revolving credit facility under which Spiegel, the Company, Spiegel Catalog, Inc., Ultimate Outlet Inc. and Newport News, Inc. were the borrowers and, together with the other debtor-in-possession subsidiaries, were guarantors. The DIP Facility had super priority claim status in the Chapter 11 case and was secured by first priority liens on all of the debtors’ assets subject to the following: valid and unavoidable pre-petition liens, certain other permitted liens applicable to certain assets, the fees and expenses of any examiner appointed by the court in connection with the SEC Judgment and up to $7,000 for professional and administrative fees.
      Borrowings under the DIP Facility bore interest, at the option of the borrower, at prime plus 1.00% or at LIBOR plus 3.00%. As of January 1, 2005 and January 3, 2004, there were no borrowings drawn under the DIP Facility. As of January 1, 2005 and January 3, 2004, the Company had approximately $200 and $500 in letters of credit outstanding, respectively. Spiegel had an additional $2,300 in letters of credit outstanding as of January 3, 2004 (primarily to secure the Spiegel headquarter lease).
      Advances under the DIP Facility could not exceed a borrowing base equal to various percentages of the Spiegel’s eligible accounts receivable, eligible inventory and eligible real estate, less specified reserves. Availability at January 1, 2005 and January 3, 2004 was approximately $52,400 and $123,200, respectively.
      Spiegel was obligated to pay an unused commitment fee of 0.5% per annum on the unused amount of the maximum committed amount. The DIP Facility was scheduled to terminate on March 17, 2005, but was amended on February 17, 2005. See Note 18 for a discussion of the new revolving credit facility that the Company entered into upon its emergence from Chapter 11 on June 21, 2005 that replaced the DIP Facility.
      Prior to its emergence from Chapter 11, the Company was the guarantor of the bank credit facilities of Spiegel. The amount of this guarantee fluctuated based on the revolver and letter of credit commitments and the underlying term loan obligations. As of January 1, 2005, the total debt outstanding that was guaranteed by the Company totaled approximately $1.4 billion. In connection with the Plan of Reorganization, this debt and the related guarantee have been discharged.

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Notes to Combined Financial Statements — (Continued)

(14)	Employee Benefit Plans
      Historically, the Company participated in the following Spiegel employee benefit plans. The Company’s combined statements of operations and balance sheets reflected the expense (benefit) and liabilities associated with the portion of these plans related to the Company’s employees. Upon the Effective Date of the Plan of Reorganization, the Spiegel pension plan and post-retirement healthcare and life insurance plans were transferred to and assumed by Eddie Bauer. Accordingly, on such date, the liabilities associated with these plans, in addition to those liabilities related to the Company’s employees already reflected on the Company’s combined balance sheet, were recorded on the consolidated balance sheet of Eddie Bauer Holdings.

(a)	401(k) Savings Plans and Spiegel Group Value in Partnership Profit Sharing
      Eligible employees may elect to contribute up to 15% of their before-tax base salary and up to 5% of their after-tax base salary to the plan. The Company matches the employee contribution amount dollar for dollar on the first 3% of before-tax base salary and 50 cents on the dollar for the next 3% of before-tax salary for salaried employees. For hourly employees, the Company matches the employee contribution at 25 cents on each dollar contributed up to a maximum of 6% of their before-tax salary. The Company’s cost of matching employees’ contributions to the plan was $1,184, $2,879 and $3,403 in fiscal 2004, 2003 and 2002, respectively. The annual profit sharing contribution to the plan for fiscal 2004, 2003 and 2002 was based on the consolidated net earnings of Spiegel. Effective with Spiegel’s filing for bankruptcy, the profit sharing component to the plan was discontinued. The Company’s profit sharing expense for the plan was $0 in fiscal 2004, 2003 and 2002.
      The Company also sponsors a noncontributory supplemental retirement program for certain executives. The plan is a defined contribution plan and the Company’s supplemental retirement expense was $0, $124 and $245 for fiscal 2004, 2003 and 2002, respectively.

(b)	Post-retirement Benefits Costs
      The Company, through the Spiegel post-retirement plans, provides certain medical and life insurance benefits for eligible retired employees until age 65. The retirement plan is a defined post-retirement health care and life insurance plan. The cost of this plan, the balances of plan assets and obligations and related

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Notes to Combined Financial Statements — (Continued)
assumptions, for the portion related to the Company’s employees, based on October 1, 2004 and September 30, 2003 measurement dates are shown below:

	October 1,	September 30,
	2004	2003

Assets and obligations:
Change in benefit obligation:
Beginning of period	$3,167	$3,462
Service cost	195	314
Interest cost	160	239
Actuarial loss	(11)	457
Benefits paid	(155)	(163)
Plan amendments/curtailment gain	(640)	(1,142)

End of period	$2,716	$3,167

Fair value of plan assets:
Beginning of period	$—	$—
Employer contributions	155	163
Benefits paid	(155)	(163)

End of period	$—	$—

Net amount recognized:
Funded status	$(2,716)	$(3,167)
Unrecognized net loss	261	817
Unrecognized prior service cost	(856)	(1,171)

Accrued benefit cost	$(3,311)	$(3,521)

	2004	2003	2002

Expense:
Service cost	$195	$314	$267
Interest cost	160	239	217
Recognized net actuarial loss	15	24	9
Amortization of prior service cost	(128)	(32)	(32)
Curtailment gain	(298)	(199)	—

Total expense (benefit)	$(56)	$346	$461

      For measurement purposes, an 8% and 9% annual rate of increase in the per capita cost of covered health care benefits (i.e., health care cost trend rate) was assumed for fiscal 2004 and 2003, respectively. The health care cost trend rate is intended to represent the underlying cost of each health care delivery type and includes non-client specific components such as general and medical inflation, overall changes in utilization and mix of services, aging of total population, technology, malpractice, cost shifting from non-paying individuals and other external influences and is expected to decrease over the next several years with an ultimate rate of 5.5% in fiscal 2007. A one-percentage point increase in assumed health care cost trend rates would increase the accumulated post-retirement benefit obligation for the Company’s employees by $214 as of January 1, 2005 and the related expense by $40 for fiscal 2004. A one-percentage point decrease in assumed health care cost

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Notes to Combined Financial Statements — (Continued)
trend rates would decrease the accumulated post-retirement benefit obligation for the Company’s employees by $197 and related expense by $36. The discount rate utilized to calculate the figures included above was 5.75% and 6% at January 1, 2005 and January 3, 2004, respectively.
      Effective July 2004, the employees of the IT Group became active employees of Eddie Bauer. Accordingly, the related liability for these employees is included in the above table as of October 1, 2004. For fiscal 2002 through fiscal 2004 for the employees of DFS and SGTS, and for periods prior to July 2004 for the employees of the IT Group, the employees were combined with other Spiegel corporate employees for reporting purposes under the Spiegel post-retirement benefits plan. During these periods, the combined statements of operations included an allocated management fee (See Note 3) for these employees and the related liabilities were included in the due to/from Spiegel. The employees of DFS and STGS became employees of the Company effective with the Company’s emergence from Chapter 11 on June 21, 2005.
      The following is a schedule of estimated future post-retirement benefits payments for the Company’s employees as of January 1, 2005:

Fiscal:
2005	$381
2006	410
2007	453
2008	423
2009	467
Thereafter	2,233

$4,367

      In fiscal 2005, expected contributions to the plan related to the Company’s employees are $381.
      In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act introduced a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provides a benefit that is at least actuarially equivalent to the Medicare benefit. As the Act applies to retirees over the age of 65, it does not impact the Company’s post-retirement health plan.

(c)	Key Employee Retention Plan and Performance Incentive Plan
      In July 2003, the Company received Bankruptcy Court approval to implement a Key Employee Retention Plan (“KERP”) and a Performance Incentive Plan (“PIP”), which provided cash incentives to certain members of the management team and other employees. The KERP and PIP were intended to encourage employees to continue their employment with the Company through the reorganization process. Amounts due under the KERP and PIP totaled $10,132 and $5,834 at January 1, 2005 and January 3, 2004, respectively, and were paid after the Company’s emergence from Chapter 11. In September 2004, the Company received creditor committee approval to implement a Bridge Incentive Plan designed to encourage and reward all eligible Company associates for their contribution to the Company’s success for the period of July 2004 to December 2004. Amounts due under the Bridge Incentive Plan totaled approximately $3,265 at January 1, 2005 and were paid out to associates on February 25, 2005. Costs related to the KERP, PIP and Bridge Incentive Plan, are included in selling, general and administrative expense.

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Notes to Combined Financial Statements — (Continued)

(15)	Income Taxes
      The components of income tax expense (benefit), excluding the tax impacts related to the discontinued operations, for fiscal 2004, 2003 and 2002 are as follows:

	2004	2003	2002

Current:
Federal	$21,708	$(15,266)	$5,065
State	4,071	(2,870)	(915)
Foreign	4,267	5,867	(1,203)

	$30,046	$(12,269)	$2,947

Deferred:
Federal	$4,534	$15,385	$6,259
State	877	3,776	2,938
Foreign	623	(2,089)	2,281

	$6,034	$17,072	$11,478

	$36,080	$4,803	$14,425

      Income tax expense related to discontinued operations was $1,834, $3,914 and $5,108 for fiscal 2004, 2003 and 2002, respectively.
      The differences between the provision for income taxes at the U.S. statutory rate and the amounts shown in the combined statements of operations for fiscal 2004, 2003 and 2002 are as follows:

	2004	2003	2002

Income tax expense (benefit) at U.S. statutory rate	$26,896	$(590)	$12,837
State income taxes (net of federal income tax expense/benefit)	2,496	(383)	1,298
Rate differential for foreign income taxes	1,090	858	237
Nondeductible reorganization costs	5,344	4,405	—
Other nondeductible expenses	254	513	53

Income tax expense	$36,080	$4,803	$14,425

      Income (loss) from continuing operations before income tax expense for fiscal 2004, 2003 and 2002 was comprised of the following:

	2004	2003	2002

Income (loss) from U.S. operations	$66,092	$(10,157)	$34,341
Income from foreign operations	10,759	8,470	2,338

Income (loss) from continuing operations before income tax expense	$76,851	$(1,687)	$36,679

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Notes to Combined Financial Statements — (Continued)
      Significant components of the Company’s deferred income tax assets and liabilities were as follows as of January 1, 2005 and January 3, 2004:

	January 1,	January 3,
	2005	2004

Deferred tax assets — current:
Allowance for sales returns	$3,328	$3,895
Accrued vacation	2,013	2,164
Capitalized inventory costs	998	2,287
Reserve for store closings	453	1,897
Deferred revenue	1,703	1,239
Other	3,742	3,859

Total deferred tax assets — current	$12,237	$15,341
Deferred tax liabilities — current:
Prepaid advertising	$(2,156)	$(2,218)
Other	(2,390)	(944)

Total deferred tax liabilities — current	$(4,546)	$(3,162)

Net deferred tax assets — current	$7,691	$12,179

Deferred tax assets — noncurrent:
Property and equipment	$17,564	$15,039
Deferred rent obligations	6,861	10,301
Other	947	1,579

Total deferred tax assets — noncurrent	$25,372	$26,919
Deferred tax liabilities — noncurrent:
Intangible assets	$(23,047)	$(23,047)

Total deferred tax liabilities — noncurrent	$(23,047)	$(23,047)

Net deferred tax assets — noncurrent	$2,325	$3,872

(16)	Commitments and Contingencies

(a)	Lease Commitments
      The Company leases office facilities, distribution centers, retail store space and data processing equipment. Lease terms for office facilities, distribution centers and data processing equipment generally are less than ten years. Retail store lease terms are typically ten years with some leases containing renewal options. All store leases require the Company to pay specified taxes, insurance, utilities and maintenance costs, either on a pro rata basis or based upon the actual expenses incurred. Substantially all of the retail store leases provide for minimum annual rentals plus additional rentals based upon percentage of sales, which range from 2% to 7%. Many of the leases also call for escalating minimum rental payments. Lease expense attributable to minimum rental payments has been recognized on a straight-line basis. The deferred rent obligation represents the excess of expense recognized over payments made on such leases.

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Notes to Combined Financial Statements — (Continued)
      Rent expense for fiscal 2004, 2003 and 2002 is as follows:

	2004	2003	2002

Minimum rent-stores	$77,769	$96,381	$106,672
Percentage rent-stores	(489)	152	667
Minimum rent-other	725	2,640	7,024

	$78,005	$99,173	$114,363

      The following is a schedule by year of future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of January 1, 2005:

Amount

Fiscal:
2005	$74,203
2006	62,563
2007	50,381
2008	40,932
2009	33,319
Thereafter	58,172

$319,570

      The Company’s future minimum lease payment disclosure in the above table excludes the commitment associated with the lease agreement the Company executed on December 14, 2005 for a new corporate headquarters located in Bellevue, Washington. The lease commences June 1, 2007 and has a term of 15 years. The total commitment over the term of the lease is $84.5 million.

(b)	Litigation
      The Company is routinely involved in a number of legal proceedings and claims that cover a wide range of matters. In the opinion of management, the outcome of these matters is not expected to have any material adverse effect on the combined financial position or results of operations of the Company.

(c)	Promissory Note
      In conjunction with the Plan of Reorganization Eddie Bauer Holdings issued a non-recourse promissory obligation to a liquidating trust established for the benefit of the creditors of Spiegel, pursuant to which Eddie Bauer Holdings is obligated to pay the creditors’ trust approximately 90% of any proceeds received by SAC and FSAC in respect of securitization interests held by either entity in certain pre-petition securitization transactions to which Spiegel and its subsidiaries were a party. As Spiegel had these receivables fully reserved, the Company attributed no value to these receivables in conjunction with its fresh start accounting on July 2, 2005, as their fair value was determined to be zero.

(17)	Concentrations
      As discussed in Note 4, the Company sources a significant percentage of its merchandise through EBI and EBI Americas, which are subsidiaries of Otto Asia Holding KG, a Spiegel affiliate. The Company’s agreements with EBI and EBI Americas are on a commission-rate basis and are automatically renewed each year, unless terminated by either party upon one year written notice in the case of EBI and six months written

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Notes to Combined Financial Statements — (Continued)
notice in the case of EBI Americas. If the Company’s agreements with EBI and EBI Americas are terminated and it does not find appropriate replacements in a timely manner and on reasonable terms or if it is unable to transition such functions in-house in a cost-effective manner, the Company may experience shortages or delays in receipt of its merchandise, higher costs and quality control issues. Any of these events could have a material adverse effect on the Company’s business, financial condition and results of operations.

(18)	Subsequent Events

Amendment to DIP Facility
      On February 17, 2005, Spiegel filed a motion to amend the DIP Facility, reducing the availability from $350 million to $150 million and reducing the letter of credit facility from $150 million to $75 million. In addition, the unused line fee was decreased from 0.5% to 0.25%. The amended DIP Facility terminated on June 21, 2005, the Effective Date of the Company’s Plan of Reorganization. See further discussion below of the new revolving credit agreement executed by the Company.

Discontinued Operations
      In February 2005, the Company announced its plans to discontinue operating its “Eddie Bauer Home” concept over the course of 2005. On February 18, 2005, the Bankruptcy Court approved this motion. As the decision to discontinue this concept was made in February 2005, the Company, in accordance with FASB No. 144, Accounting for the Impairment of Long-Lived Assets, recorded a write down of the assets related to the Home concept during the first quarter of 2005. See Note 9 for additional disclosures related to the Company’s discontinued operations.

Emergence from Chapter 11 and Discharge of Liabilities and Equity Interests
      On February 18, 2005, the Debtors filed a Plan of Reorganization and related Disclosure Statement and on March 29, 2005 filed an Amended Joint Plan of Reorganization and related amended Disclosure Statement with the Bankruptcy Court. The Plan of Reorganization received the formal endorsement of the statutory creditors’ committee and, as modified, was confirmed by the Bankruptcy Court by order docketed on May 25, 2005. The Plan of Reorganization was declared effective on June 21, 2005 and the Debtors, including the Company, emerged from bankruptcy on that date. In conjunction with its emergence from bankruptcy proceedings, Eddie Bauer Holdings was formed as a new holding company. Spiegel transferred to Eddie Bauer Holdings 100% of its ownership interests in Eddie Bauer, Inc., Financial Services Acceptance Corporation (FSAC), Spiegel Acceptance Corporation (SAC), Distribution Fulfillment Services, Inc. and Spiegel Group Teleservices — Canada, Inc. FSAC and SAC were not parties to the Chapter 11 bankruptcy filing. Additionally, Eddie Bauer Information Technology, LLC was formed as a wholly-owned subsidiary of Eddie Bauer, Inc. and Spiegel transferred to this entity certain of its information technology assets.
      On the Effective Date of the Plan of Reorganization substantially all of the Debtor’s pre-petition liabilities were cancelled in exchange for the issuance of 30 million shares of common stock of Eddie Bauer Holdings. All of the shares of common stock issued were distributed pursuant to the Plan of Reorganization in satisfaction of pre-petition claims. All such shares were issued without registration under the Securities Act of 1933 in reliance on the provisions of Section 1145 of the Bankruptcy Code and Section 4(2) of the Securities Act of 1933. In addition, as part of the Plan of Reorganization, an independent creditor litigation trust (“Creditor Trust”) was established for the benefit of the pre-petition creditors and equity holders. All pre-petition liabilities were settled in accordance with the final Plan of Reorganization.

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Notes to Combined Financial Statements — (Continued)

Senior Secured Revolving Credit Facility
      On June 21, 2005, the Company executed a new loan and security agreement with the same lenders who were a party to the DIP Facility. The new facility is comprised of a revolving line of credit consisting of revolving loans and letters of credit up to $150 million to fund other working capital needs.
      Advances under the senior secured revolving credit facility may not exceed a borrowing base equal to various percentages of the Company’s eligible accounts receivable balances and eligible inventory, less specified reserves. The senior secured revolving credit facility is secured by a first lien on the Company’s inventory and certain accounts receivable balances and by a second lien on all of the Company’s other assets. The senior secured revolving credit facility is guaranteed by Eddie Bauer Holdings and certain of its subsidiaries, including its primary operating subsidiary, Eddie Bauer, Inc. Availability under the senior secured revolving credit facility was $110.4 million as of October 1, 2005. As of December 12, 2005, the Company’s availability was approximately $115 million and $7.5 million had been drawn under the facility.
      Borrowings under the senior secured revolving credit facility bear interest at LIBOR plus 1.25% if the average aggregate outstandings (based upon the preceding calendar month) are less than $75 million, or at LIBOR plus 1.50% if the average aggregate outstandings are greater than or equal to $75 million. In addition, the Company is required to pay an unused commitment fee of 0.25% per annum on the unused amount, plus a letter of credit fee. The senior secured revolving credit facility is scheduled to terminate on June 21, 2010.
      The agreement requires that at any time the availability under the agreement is less than 10% of the maximum revolver available, the Company is required to maintain a consolidated fixed charge ratio (as defined in the agreement) of at least 1.25:1.00. The agreement also limits the Company’s capital expenditures to $50 million in 2005, $60 million in 2006, 2007 and 2008, and $70 million in 2009 and 2010. Finally, there are additional covenants that restrict the Company from entering into certain merger, consolidation and sale transactions outside the normal course of business; from making certain distributions or changes in its capital stock; from entering into certain guarantees; from incurring debt beyond what is specified within the agreement; and other customary covenants. As of December 12, 2005, the Company was in compliance with these covenants.

Senior Secured Term Loan
      On June 21, 2005, the Company entered into a $300 million senior secured term loan agreement with various lenders. As of June 21, 2005, the senior secured term loan was a base rate loan. On June 23, 2005, the Company converted 100% of the senior secured term loan to Eurodollar loans. In accordance with the senior secured term loan agreement, the Company is required to repay $750 on a quarterly basis from September 30, 2005 through March 31, 2011, with the remaining balance of $282,750 due upon maturity of the loan on June 21, 2011. The senior secured term loan agreement includes mandatory prepayment provisions, including a requirement that a certain percentage of any excess cashflows, as defined in the agreement and measured on an annual basis beginning December 31, 2005, be applied to repayment of the loan. The senior secured term loan is secured by a first lien on certain of the Company’s real estate assets and trademarks and by a second lien on all of the Company’s other assets.
      For the first four full fiscal quarters after June 21, 2005, interest on the loan is calculated as the greater of the prime rate or the federal funds effective rate plus one-half of one percent plus 1.75% in the case of a base rate loan, or LIBOR plus 2.75% in the case of Eurodollar loans. Thereafter, interest is calculated as the greater of the prime rate or the federal funds effective rate plus one-half of one percent plus 1.50% to 2.00% in the case of a base rate loan, or LIBOR plus 2.5% to 3.0% in the case of Eurodollar loans, based upon the Company’s consolidated leverage ratio (as defined in the agreement). Interest is payable quarterly on the last day of each March, June, September and December for base rate loans. For Eurodollar loans having an

Eddie Bauer, Inc. and Related Operations
(Former Wholly-Owned Subsidiaries of Spiegel, Inc.)
Notes to Combined Financial Statements — (Continued)
interest period of three months or less, the last day of such interest period, or for Eurodollar loans having an interest period of longer than three months, each day that is three months after the first day of such interest period. As required by the agreement, within 120 days after June 21, 2005, and thereafter, the Company is required to enter into interest rate swap agreements such that at least 50% of the aggregate principal amount of the outstanding loan is subject to either a fixed interest rate or interest rate protection for a period of not less than three years. See further discussion below for the interest rate swap agreement the Company entered into in October 2005.
      The senior secured term loan agreement requires the Company to maintain certain financial condition covenants including a consolidated leverage ratio and a consolidated fixed charge coverage ratio. Under the agreement, the Company is permitted to have a consolidated leverage ratio greater than 3.50 to 1.00 for the fiscal quarters ending September 30, 2005 and December 31, 2005 and thereafter being reduced on a graduated basis from 3.25 to 1.00 as of March 31, 2006 to 1.50 to 1.00 at March 31, 2009. In addition, the Company’s consolidated fixed coverage ratio must be less than 1.25 to 1.00 for the quarters ending September 30, 2005 through September 30, 2006 and thereafter increases to 1.375 to 1.00 at December 31, 2006 and to 1.50 to 1.00 for the quarters ending March 31, 2007 through June 30, 2011. In addition to the financial covenants, the agreement limits the Company’s capital expenditures to $50 million in 2005, $60 million in 2006, 2007 and 2008, and $70 million in 2009, 2010 and 2011. Finally, there are additional covenants that restrict the Company from entering into certain merger, consolidation and sale transactions outside the normal course of business; from making certain distributions or changes in its capital stock; from entering into certain guarantees; from incurring debt beyond what is specified within the agreement; and other customary covenants. As of December 12, 2005, the Company was in compliance with these covenants.

Interest Rate Swap Agreement
      In accordance with the requirements under the Company’s term loan, in October 2005, the Company entered into an interest rate swap agreement with a total notional value of $150 million. The interest rate swap agreement effectively converts $150 million of the Company’s floating-rate debt to a fixed-rate by having the Company pay fixed-rate amounts in exchange for the receipt of the amount of the floating-rate interest payments. The fixed-rate under the interest rate swap agreement is 4.665%, effectively converting the variable interest rate to a fixed rate of 4.665% plus the applicable margin of 2.75%. The interest rate swap agreement terminates in conjunction with the termination of the term loan in June 2011.

Schedule II Valuation and Qualifying Accounts

		Charged to
	Beginning	Costs and		Ending
	Balance	Expenses	Deduction	Balance

	($ in thousands)
Inventory reserve
Fiscal:
2004	$13,622	$7,354	$(13,197)	$7,779
2003	21,543	10,622	(18,543)	13,622
2002	24,193	24,549	(27,199)	21,543
Allowance for sales returns
Fiscal:
2004	$17,230	$177,868	$(180,106)	$14,992
2003	23,411	193,632	(199,813)	17,230
2002	24,450	232,616	(233,655)	23,411

Report of Independent Registered Public Accounting Firm
Board of Directors and Stockholders
Eddie Bauer Holdings, Inc.
      We have audited the accompanying consolidated balance sheet of Eddie Bauer Holdings, Inc. (Successor Company) as of July 2, 2005. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of Eddie Bauer Holdings, Inc. as of July 2, 2005, in conformity with accounting principles generally accepted in the United States of America.
      As discussed in Notes 2 and 3 to the consolidated and combined financial statements, Eddie Bauer Holdings, Inc. was formed on June 21, 2005 and adopted fresh start accounting as of July 2, 2005.
/s/ BDO Seidman LLP
Kirkland, WA
November 10, 2005

Eddie Bauer Holdings, Inc.
Consolidated and Combined Balance Sheets

	Successor	Successor	Predecessor
	As of	As of	As of
	October 1,	July 2,	January 1,
	2005	2005	2005

	(Unaudited)	(Audited)	(Audited)
	($ in thousands)
ASSETS:
Cash and cash equivalents	$22,576	$40,863	$8,533
Accounts receivable, less allowances for doubtful accounts of $671 as of October 1, 2005, $0 as of July 2, 2005 and $783 as of January 1, 2005	25,952	30,791	36,261
Current assets of discontinued operations	2,450	18,324	21,327
Inventories	187,042	133,334	138,415
Due from Spiegel	—	—	43,548
Prepaid expenses	25,564	22,558	22,431
Deferred tax assets — current	27,273	27,273	7,691

Total Current Assets	290,857	273,143	278,206
Property and equipment, net of accumulated depreciation and amortization of $7,923 as of October 1, 2005, $0 as of July 2, 2005 and $323,825 as of January 1, 2005	143,442	136,316	132,103
Goodwill	265,747	265,747	76,601
Trademarks	225,000	225,000	58,756
Other intangible assets	41,792	44,000	—
Other assets	22,948	23,604	18,048
Deferred tax assets — noncurrent	102,414	98,108	2,325
Non-current assets of discontinued operations	—	—	8,884

Total Assets	$1,092,200	$1,065,918	$574,923

LIABILITIES:
Trade accounts payable	$73,751	$59,596	$37,370
Accrued expenses	89,708	99,070	110,146
Current liabilities of discontinued operations	955	9,356	10,221
Short-term borrowings	36,828	—	—
Current portion of long-term debt	3,000	3,000	—

Total Current Liabilities	204,242	171,022	157,737
Deferred rent obligations	15,865	14,701	23,756
Long-term debt	296,250	297,000	—
Pension and other post-retirement liabilities	17,318	17,253	3,311
Non-current liabilities of discontinued operations	—	1,042	4,914

Total Liabilities Not Subject to Compromise	533,675	501,018	189,718
Liabilities subject to compromise — Continuing operations	—	—	84,828
Liabilities subject to compromise — Discontinued operations	—	—	7,986

Total Liabilities	533,675	501,018	282,532
Commitments and Contingencies (See Note 14)

STOCKHOLDERS’ EQUITY:
Common stock:
Eddie Bauer Holdings, Inc. $0.01 par value, 100 million shares authorized; 30 million shares issued and outstanding	300	300	—
Eddie Bauer, Inc. $100 par value, 10,000 shares authorized; 5,000 shares issued and outstanding	—	—	500
DFS, Inc. $100 par value, 1,000 shares authorized; 1,000 shares issued and outstanding	—	—	100
Additional paid-in capital	564,600	564,600	261,595
Retained earnings (accumulated deficit)	(6,719)	—	31,437
Accumulated other comprehensive loss, net of taxes of $281 as of October 1, 2005, $0 as of July 2, 2005 and $840 as of January 1, 2005	344	—	(1,241)

Total Stockholders’ Equity	558,525	564,900	292,391

Total Liabilities and Stockholders’ Equity	$1,092,200	$1,065,918	$574,923

The accompanying notes are an integral part of these consolidated and combined financial statements.

Eddie Bauer Holdings, Inc.
Consolidated and Combined Statements of Operations

	Successor for the	Predecessor for the	Predecessor for the
	Three Months Ended	Six Months Ended	Nine Months Ended
	October 1, 2005	July 2, 2005	October 2, 2004

	(Unaudited)	(Unaudited)	(Unaudited)
	($ in thousands, except earnings per share)
Net sales and other revenues	$217,339	$465,723	$707,549
Revenue from Spiegel-affiliated parties	—	—	36,457

Total revenues	217,339	465,723	744,006
Costs of sales, including buying and occupancy	130,345	259,536	403,121
Selling, general and administrative expenses	92,139	185,225	319,132

Total operating expenses	222,484	444,761	722,253
Operating income (loss)	(5,145)	20,962	21,753
Interest expense, net	5,218	761	246
Other income	129	—	—
Equity in earnings (losses) of foreign joint ventures	(555)	(95)	2,077

Income (loss) from continuing operations before reorganization items and income tax expense (benefit)	(10,789)	20,106	23,584
Reorganization items — fresh start adjustments	—	(58,224)	—
Reorganization items, net	—	13,686	30,807

Income (loss) from continuing operations before income tax expense (benefit)	(10,789)	64,644	(7,223)
Income tax expense (benefit)	(4,312)	4,846	1,120
Income (loss) from continuing operations	(6,477)	59,798	(8,343)
Discontinued operations (net of income tax (benefit) expense of $(153), $(1,686) and $646, respectively)	(242)	(2,661)	969

Net income (loss)	$(6,719)	$57,137	$(7,374)

Income (loss) per basic and diluted share:
Loss from continuing operations per share	$(0.21)	n/a	n/a
Loss from discontinued operations per share	$(0.01)	n/a	n/a

Net loss per share	$(0.22)	n/a	n/a

Weighted average shares used to compute income (loss) per share:
Basic	30,000,000	n/a	n/a
Diluted	30,000,000	n/a	n/a

The accompanying notes are an integral part of these consolidated and combined financial statements.

Eddie Bauer Holdings, Inc.
Consolidated and Combined Statements of Stockholders’
Equity and Comprehensive Income (Loss)

					Common
	Common				Stock -	Common
	Stock -	Common	Common		Eddie	Stock -
	Eddie	Stock -	Stock -	Common	Bauer,	Eddie		Retained	Accumulated
	Bauer,	Eddie	DFS, Inc.	Stock -	Holdings	Bauer,	Additional	Earnings	Other
	Inc. (# of	Bauer,	(# of	DFS,	Inc. (# of	Holdings	Paid-In	(Accumulated	Comprehensive
	Shares)	Inc. $)	Shares)	Inc.($)	Shares)	Inc.($)	Capital	Deficit)	Loss	Total

	($ in thousands)
	(Unaudited)
Predecessor
Balances at January 3, 2004	5,000	$500	1,000	$100	—	—	$261,595	$(12,227)	$(1,955)	$248,013
Comprehensive Loss:
Net loss								(7,374)		(7,374)
Foreign currency translation adjustment, net of income taxes of $100									123	123

Total comprehensive loss										(7,251)

Predecessor
Balances at October 2, 2004	5,000	$500	1,000	$100	—	—	$261,595	$(19,601)	$(1,832)	$240,762

Predecessor
Balances at January 1, 2005	5,000	$500	1,000	$100	—	—	$261,595	$31,437	$(1,241)	$292,391
Comprehensive Loss:
Net loss								(1,087)		(1,087)
Foreign currency translation adjustment, net of income taxes of $126									245	245

Total comprehensive loss										(842)

Predecessor
Balances at July 2, 2005	5,000	$500	1,000	$100	—	—	$261,595	$30,350	$(996)	$291,549

Application of fresh start adjustments — Cancellation of debt								58,224		58,224
Fresh start adjustments — Recapitalization and cancellation of predecessor’s equity	(5,000)	(500)	(1,000)	(100)	30,000	300	303,005	(88,574)	996	215,127

Successor
Balances at July 2, 2005	—	—	—	—	30,000	$300	$564,600	—	—	$564,900

Comprehensive Loss:
Net Loss								(6,719)		(6,719)
Foreign currency translation adjustment, net of income taxes of $281									344	344

Total comprehensive loss										(6,375)

Successor
Balances at October 1, 2005	—	—	—	—	30,000	$300	$564,600	$(6,719)	$344	$558,525

The accompanying notes are an integral part of these consolidated and combined financial statements.

Eddie Bauer Holdings, Inc.
Consolidated and Combined Statements of Cash Flows

	Successor for the	Predecessor for the	Predecessor for the
	Three Months	Six Months	Nine Months
	Ended	Ended	Ended
	October 1, 2005	July 2, 2005	October 2, 2004

	(Unaudited)	(Unaudited)	(Unaudited)
	($ in thousands)
Cash flows from operating activities:
Net income (loss)	$(6,719)	$57,137	$(7,374)
Adjustments to reconcile net income (loss) to net cash provided from operating activities:
Reorganization items, net	—	(44,538)	30,807
Net cash used for reorganization items	—	(9,702)	(27,365)

Reorganization items non-cash	—	(54,240)	3,442
(Gain) loss on disposals of property and equipment	(403)	876	597
Equity in (earnings) losses of foreign joint ventures	555	95	(2,077)
Depreciation and amortization	10,526	16,163	31,858
Deferred income taxes	(960)	352	(754)
Changes in operating assets and liabilities:
Accounts receivable	4,905	5,450	4,178
Inventories	(52,874)	4,783	(49,765)
Prepaid expenses	(2,924)	(169)	(2,510)
Other assets	(3,226)	(3,085)	642
Accounts payable	14,955	21,207	805
Liabilities subject to compromise	—	(8,675)	(985)
Accrued expenses	(9,593)	(10,562)	(11,120)
Deferred rent obligation	1,130	(9,019)	(8,738)

Net cash flow provided by (used in) operating activities of continuing operations	(44,628)	20,313	(41,801)
Cash flows from investing activities:
Capital expenditures	(14,431)	(8,883)	(6,466)
Proceeds from sale of capital assets in conjunction with reorganization	—	—	55,337
Distribution from equity investments in foreign joint venture	—	300	—

Net cash (used in) provided by investing activities of continuing operations	(14,431)	(8,583)	48,871
Cash flows from financing activities:
Proceeds from short term borrowings	36,828	—	—
Repayment of long term debt	(750)	—	—
Change in due to/from Spiegel	—	20,184	(6,444)
Increase (decrease) in bank overdraft	(913)	797	2,132

Net cash provided by (used in) financing activities of continuing operations	35,165	20,981	(4,312)
Effect of exchange rate changes on cash	(824)	456	431
Net cash provided by (used in) discontinued operations	6,431	(837)	(3,577)
Net change in cash and cash equivalents	(18,287)	32,330	(388)
Cash and cash equivalents at beginning of period	40,863	8,533	8,095

Cash and cash equivalents at end of period	$22,576	$40,863	$7,707
Supplemental disclosures:
Payments made in conjunction with Chapter 11:
Professional service fees	n/a	$9,702	$24,977
Severance	n/a	—	574
Other net	n/a	—	1,814
The accompanying notes are an integral part of these consolidated and combined financial statements.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Interim Financial Statements

(1)	Description of Business
      Eddie Bauer, Inc. was formerly a wholly-owned subsidiary of Spiegel, Inc. (“Spiegel”) and is a specialty retailer that sells high quality casual sportswear and accessories for the “modern outdoor lifestyle.” Eddie Bauer products are sold through retail and outlet stores located in the U.S. and Canada and through its direct sales channel, which consists of its Eddie Bauer catalogs and its websites located at www.eddiebauer.com and www.eddiebaueroutlet.com. In February 2005, the Company announced its plans to discontinue operating its “Eddie Bauer Home” concept over the course of 2005 (See Note 5). The accompanying combined and consolidated financial statements include the results of Eddie Bauer, Inc. and its subsidiaries, as well as the related supporting operations that provide logistics support, call center support and information technology support to Eddie Bauer.
      Distribution Fulfillment Services, Inc. (“DFS”) (now known as Eddie Bauer Fulfillment Services, Inc. (“EBFS”)), a former wholly-owned subsidiary of Spiegel, provides catalog and retail distribution services for Eddie Bauer. The former information technology operation of Spiegel (the “IT Group”) provides information technology services for Eddie Bauer. Spiegel Group Teleservices — Canada, Inc. (“SGTS”) (now known as Eddie Bauer Customer Services, Inc. (“EBCS”)) was a wholly-owned subsidiary of Spiegel providing call center support in multiple call centers in the U.S. and Canada, and its office in Saint John, Canada (“Saint John”) provides call center services for Eddie Bauer. Each of DFS, the IT Group and Saint John provided similar services for other subsidiaries and operations of Spiegel until they were sold or closed in 2004. The accompanying combined financial statements for periods prior to July 2, 2005 included all of the historical operations of Eddie Bauer, Inc., DFS, the IT Group and Saint John (collectively the “Predecessor”).

(2)	Emergence from Chapter 11 Bankruptcy Protection

Confirmation of Plan of Reorganization
      On March 17, 2003, Spiegel together with 19 of its subsidiaries and affiliates (the “Debtors”), including Eddie Bauer, Inc. and its subsidiaries and other operations included in the Company’s combined financial statements, filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. On February 18, 2005, the Debtors filed a Plan of Reorganization and related Disclosure Statement and on March 29, 2005 filed an Amended Joint Plan of Reorganization (the “Plan of Reorganization”) and related amended Disclosure Statement with the Bankruptcy Court. The Plan of Reorganization received the formal endorsement of the statutory creditors’ committee and, as modified, was confirmed by the Bankruptcy Court by order docketed on May 25, 2005. The Plan of Reorganization was declared effective on June 21, 2005 (the “Effective Date”) and the Debtors, including the Predecessor, emerged from bankruptcy on that date. In conjunction with its emergence from bankruptcy proceedings, Eddie Bauer Holdings, Inc. (“Eddie Bauer”, “Eddie Bauer Holdings”, “Company”, or the “Successor”) was formed as a new holding company and Eddie Bauer, Inc. and certain other Spiegel subsidiaries were contributed to Eddie Bauer Holdings. Spiegel transferred to Eddie Bauer Holdings 100% of its ownership interests in Eddie Bauer, Inc., Financial Services Acceptance Corporation (“FSAC”), Spiegel Acceptance Corporation (“SAC”), Distribution Fulfillment Services, Inc. and Spiegel Group Teleservices — Canada, Inc. FSAC and SAC were not parties to the Chapter 11 bankruptcy filing. Additionally, Eddie Bauer Information Technology, LLC was formed as a wholly-owned subsidiary of Eddie Bauer, Inc. and Spiegel transferred to this entity certain of its information technology assets.

Discharge of Liabilities and Equity Interests
      On the Effective Date of the Plan of Reorganization substantially all of the Debtor’s pre-petition liabilities were cancelled in exchange for the issuance of 30 million shares of common stock of Eddie Bauer Holdings. All of the shares of common stock issued were distributed pursuant to the Plan of Reorganization in

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Interim Financial Statements — (Continued)
satisfaction of pre-petition claims. All such shares were issued without registration under the Securities Act of 1933 in reliance on the provisions of Section 1145 of the Bankruptcy Code and Section 4(2) of the Securities Act of 1933. In addition, as part of the Plan of Reorganization, an independent creditor litigation trust (“Creditor Trust”) was established for the benefit of the pre-petition creditors and equity holders. All pre-petition liabilities were settled in accordance with the final Plan of Reorganization.
      The following table outlines the discharge of the Predecessor’s liabilities subject to compromise and equity interests pursuant to the Plan of Reorganization:

Type of Claim/security	Treatment Under the Plan of Reorganization

Class 1 — Groveport Secured Claims	Each holder of a Class 1 claim shall receive on the Effective Date, cash equal to the allowed amount of such claim, except to the extent that any holder of a Class 1 claim agrees to less favorable treatment.
Class 2 — Other Secured Claims	Each holder of a Class 2 claim shall receive on the Effective Date, either (i) the return of such assets on which the holder has a senior perfected and indefeasible lien or security interest or (ii) cash equal to the allowed amount of such claim, except to the extent that any holder of a Class 2 claim agrees to less favorable treatment.
Class 3 — Non-Tax Priority Claims	Each holder of a Class 3 claim shall be entitled to receive cash equal to the allowed amount of such priority claim, except to the extent that any holder of a Class 3 claim agrees to less favorable treatment.
Class 4 — General Unsecured Claims	Each holder of a Class 4 claim shall be entitled to receive, distributions in an aggregate amount equal to such holder’s pro rata share of (i) 100% of the Eddie Bauer Holdings common stock, subject to dilution, (ii) the Class 4 distributable cash, (iii) the cash settlement payment, (iv) the creditor trust interests and (v) either the Senior Secured Term Loan proceeds (see Note 10) or the Creditor Notes, provided that each holder of an Otto KG unsecured claim shall not receive any distribution on account of the cash settlement payment and each holder of a Spiegel Holdings, Inc. unsecured claim shall only be entitled to receive cash equal to not less than 2.3% of such claim, with the ultimate amount of such distribution to be determined by the Debtors based on the distributions of Class 4 claims that would have been made by Spiegel if it were not substantively consolidated with the other Debtors, and without regard to the cash settlement payment.
Class 5 — Convenience Claims	Each holder of a Class 5 claim shall receive on the Effective Date cash equal to 100% of the allowed amount of its claim.
Class 6 — Equity Interests	All equity interests of Spiegel were cancelled on the Effective Date and holder of Class 6 equity interests did not receive any property or distributions under the Plan of Reorganization.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Interim Financial Statements — (Continued)
      The discharge of the Company’s liabilities resulted in a net gain of $58,224, which was reflected in the Predecessor’s combined statement of operations for the six months ended July 2, 2005.

(3)	Basis of Presentation
      The consolidated and combined financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) that permit reduced disclosure for interim periods. Management believes that the consolidated and combined financial statements include all adjustments, consisting of normal recurring accruals, necessary to present fairly the results for the interim periods shown. The results for the interim periods are not necessarily indicative of the results for the full year. These interim financial statements should be read in conjunction with the combined annual financial statements for the year ended January 1, 2005.
      All conditions required for the adoption of fresh-start reporting, as defined in AICPA’s Statement of Position (“SOP”) 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code, were met on June 21, 2005 and the Company selected July 2, 2005 as the date to adopt the accounting provisions of fresh-start reporting. The Company chose the date of July 2, 2005 because it corresponds with the end of the Company’s second fiscal quarter. Applying fresh start reporting as of June 21, 2005 versus July 2, 2005 would not have resulted in a material difference to the Company’s results of operations or financial condition. As a result of the adoption of fresh-start reporting, the fair value of the Predecessor’s assets and the present value of the Predecessor’s liabilities became the new accounting basis for the Successor’s consolidated balance sheet as of July 2, 2005, and all consolidated operations beginning July 3, 2005 are related to the Successor. See Note 4 for further description of the Company’s application of fresh-start reporting as of July 2, 2005. Financial information for periods related to the Predecessor versus the Successor have been separated by a vertical line on the face of the consolidated and combined financial statements to highlight the fact that the financial information for such periods have been prepared under two different historical-cost bases of accounting and are therefore not comparable. Additionally, the Successor’s consolidated financial statements include FSAC and SAC, which consist primarily of tax net operating losses (See Note 11), and the pension and other post-retirement plans of Spiegel, which were assumed by the Successor on the Effective Date (See Note 8).
      Earnings per share data have been included for periods subsequent to July 2, 2005. As discussed in Note 2, on June 21, 2005, Eddie Bauer Holdings was formed and 30 million common shares of Eddie Bauer Holdings were distributed pursuant to the Plan of Reorganization in satisfaction of pre-petition claims. As the Company chose the date of July 2, 2005 to apply its fresh start reporting, no earnings per share data has been included for the period of June 21, 2005 through July 2, 2005. Additionally, no earnings per share data is presented in the historical combined financial statements of Eddie Bauer, Inc. and its related operations as there were no shares outstanding for the combined entity, as they were wholly-owned subsidiaries of Spiegel.
      The combined financial statements for the periods prior to July 2, 2005 include the accounts of Eddie Bauer, DFS, the IT Group and Saint John. The operations of the Predecessor were formerly under the control of Spiegel. The accompanying combined financial statements for periods prior to July 2, 2005 include all assets, liabilities, revenues, expenses and cash flows directly attributable to the Predecessor. All significant transactions and balances among the combined operations have been eliminated upon combination. In addition, the accompanying combined financial statements for periods prior to July 2, 2005 include allocations of certain costs of Spiegel in order to present the results of operations, financial position, changes in equity and cash flows of the Predecessor on a stand-alone basis. The principal allocation methodologies are described further in Note 15. As the financial information for periods prior to July 2, 2005 includes allocations of certain costs of Spiegel, it may not be indicative of the results of operations, financial position, changes in equity and cash flows of the Company that would have been incurred had the Company been a separate, stand-alone entity for those periods, nor may it be indicative of the Company’s future results. The income tax benefits and

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Interim Financial Statements — (Continued)
provisions, related tax payments and deferred tax balances for periods prior to July 2, 2005 have been prepared as if the Predecessor operated as a stand-alone taxpayer for the periods presented.
      SOP 90-7 requires that the financial statements for the periods following filing for Chapter 11 bankruptcy protection through the date a plan of reorganization is confirmed distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Additionally, the Predecessor’s combined financial statements for periods prior to July 2, 2005 have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) applicable to a going concern, which contemplate, among other things, realization of assets and payment of liabilities in the normal course of business. Accordingly, for periods prior to July 2, 2005, all pre-petition liabilities subject to compromise have been segregated in the combined balance sheets and classified as liabilities subject to compromise, at the estimated amount of allowable claims. Liabilities not subject to compromise are separately classified as current and non-current. Revenues, expenses, realized gains and losses, and provisions for losses resulting from the reorganization are reported separately as reorganization items, net in the combined statements of operations. Cash used for reorganization items is disclosed separately in the combined statements of cash flows.
      Except as otherwise noted, all amounts and disclosures reflect only continuing operations. See Note 5 for disclosures related to the Company’s discontinued operations.

(4)	Fresh Start Accounting

Fresh Start Adjustments
      The following consolidated balance sheet reflects the implementation of the Plan of Reorganization as if it had been effective on July 2, 2005. Reorganization adjustments have been recorded in the consolidated balance sheet to reflect the discharge of liabilities, the recapitalization and the adoption of fresh-start reporting in accordance with SOP 90-7. Spiegel and the creditor’s committee engaged an independent financial advisor to assist in the determination of the Company’s reorganization value as defined in SOP 90-7. The reorganization value was determined using various valuation methods including: (i) comparable company analysis, (ii) discounted cash flow analysis and (iii) a comparable acquisitions analysis. An estimate of reorganization value involves complex considerations and judgments concerning various factors that could affect the value of an operating business. These analyses are necessarily based on a variety of estimates and assumptions which, though considered reasonable by management, may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control. As a result, the estimate of reorganization value set forth herein is not necessarily indicative of actual outcomes, which may be significantly more or less favorable than those set forth herein.
      The enterprise value of the Company was calculated to be within an approximate range of $815 million to $915 million, of which the midpoint of the range, $865 million, was used in the determination of reorganization value. Such value was confirmed by the Bankruptcy Court and the creditors’ committee on the Confirmation Date. The equity value of $565 million represents the reorganization value of $865 million less $300 million of post-emergence debt (See Note 10).
      Fresh-start adjustments reflect the allocation of fair value to the Successor’s long-lived assets and the present value of liabilities to be paid as calculated with the assistance of an independent third party valuation specialist. These estimates of fair value and present value have been reflected in the Successor’s consolidated balance sheet as of July 2, 2005.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Interim Financial Statements — (Continued)
      The following table reflects the reorganization adjustments to the Predecessor’s combined balance sheet as of July 2, 2005:

	Predecessor	Discharge of				Fresh Start		Successor
	July 2, 2005	Liabilities		Recapitalization		Adjustments		July 2, 2005

Assets:
Cash and cash equivalents	$40,863							$40,863
Accounts receivable	30,791							30,791
Current assets of discontinued operations	18,324							18,324
Inventories	133,334							133,334
Due from Spiegel	21,613	(21,613	)(1)					—
Prepaid expenses	22,558							22,558
Deferred tax assets — current	7,329			19,944	(2)			27,273

Total Current Assets	274,812	(21,613)		19,944				273,143
Property and equipment	124,662					11,654	(7)	136,316
Goodwill	76,601			413,726	(8)	(224,580	)(8)	265,747	(8)
Trademarks	58,756					166,244	(7)	225,000
Other intangible assets	—					44,000	(7)	44,000
Other assets	19,926					3,678	(7)	23,604
Deferred tax assets — noncurrent	4,032			94,076	(2)			98,108

Total Assets	$558,789	$(21,613)		$527,746		$996		$1,065,918

Liabilities:
Trade accounts payable	$59,596							$59,596
Accrued expenses	99,070							99,070
Current liabilities of discontinued operations	9,356							9,356
Current portion of long-term debt	—			3,000	(3)			3,000

Total Current Liabilities	168,022			3,000				171,022
Deferred rent obligations	14,701							14,701
Long-term debt	—			297,000	(3)			297,000
Pension and other post-retirement liabilities	3,638			13,615	(4)			17,253
Non-current liabilities of discontinued operations	1,042							1,042

Total Liabilities Not Subject to Compromise	187,403	—		313,615				501,018
Liabilities subject to compromise — Continuing operations	71,139	(71,139	)(1)					—
Liabilities subject to compromise — Discontinued operations	8,698	(8,698	)(1)	—				—

Total Liabilities	267,240	(79,837)		313,615		—		501,018
Stockholders’ Equity:
Common stock:
Eddie Bauer Holdings, Inc. $0.01 par value, 100 million shares authorized; 30 million shares issued and outstanding	—			300	(5)			300
Eddie Bauer, Inc. $100 par value, 10,000 shares authorized; 5,000 shares issued and outstanding	500			(500	)(5)			—
DFS, Inc. $100 par value, 1,000 shares authorized; 1,000 shares issued and outstanding	100			(100	)(5)			—
Additional paid-in capital	261,595			303,005	(8)			564,600
Retained earnings	30,350	58,224	(1)	(88,574	)(6)			—
Accumulated other comprehensive loss, net of taxes	(996)					996	(6)	—

Total Stockholders’ Equity	291,549	58,224		214,131		996		564,900	(8)

Total Liabilities and Stockholders’ Equity	$558,789	$(21,613)		$527,746		$996		$1,065,918

(1)	To reflect the discharge of liabilities in accordance with the final Plan of Reorganization. In accordance with SOP 90-7, the Company recognized a gain on the discharge of liabilities totaling $58,224 which was

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Interim Financial Statements — (Continued)

reflected in the Company’s combined statement of operations for the six months ended July 2, 2005, prior to the application of fresh start accounting effective July 2, 2005.

(2)	To record the tax net operating losses (“NOLs”), net of a valuation allowance, of FSAC and SAC, two former subsidiaries of Spiegel, which were contributed to the Company upon the Effective Date. See Note 11 for further discussion of the NOLs assumed. Additionally, in accordance with SOP 90-7, the Company established deferred tax assets and liabilities associated with the fair value adjustments recorded with its fresh start accounting.

(3)	To record the $300 million Senior Secured Term Loan executed by the Company on the Effective Date. Proceeds of the Senior Secured Term Loan were used to pay-off former creditors of Spiegel and the Company. See Note 10 for a further description of the Senior Secured Term Loan.

(4)	To record the present value of the liabilities associated with the former pension and other post-retirement plans of Spiegel, which were assumed by the Company on the Effective Date. See Note 8 for further discussion of the Spiegel pension and other post-retirement plans assumed by the Company.

(5)	To record the cancellation of the prior equity interests of the Predecessor and reflect the recapitalization and issuance of 30 million common shares of Eddie Bauer Holdings, Inc. on the Effective Date.

(6)	To record adjustments to eliminate the retained earnings and accumulated other comprehensive loss of the Predecessor in accordance with SOP 90-7.

(7)	To record the adjustments required to reflect the fair value of the Company’s property and equipment, intangible assets, and investments in foreign joint ventures.

(8)	To record the enterprise value of the Company as of the fresh start date of $865 million less the $300 million of debt issued by the Company on the Effective Date. The excess of the enterprise value over the identifiable tangible and intangible assets and liabilities was reflected as an adjustment to goodwill.

Accounting Policies
      As part of the provisions of SOP 90-7, the Company was required to adopt on July 2, 2005 all prospective accounting guidance that was required to be effective within a twelve-month period. The significant accounting policies disclosed in the Predecessor’s audited financial statements for the year ended January 1, 2005 will continue to be used by the Successor.

(5)	Discontinued Operations
      In February 2005, the Company announced its plan to discontinue operating its “Eddie Bauer Home” concept, which was approved by the Bankruptcy Court. The decision to close the Eddie Bauer Home stores was made in order to allow the Company to refocus its efforts on its primary retail business of selling apparel and accessories. As of the decision date, the Company operated 34 Eddie Bauer Home stores. The Eddie Bauer Home store inventories were liquidated by discounting the merchandise in the Eddie Bauer Home stores and through the Company’s Internet site. All store locations were closed by September 2005. The Company recorded asset impairment charges totaling $6,235, which are included in discontinued operations on the statement of operations for the six months ended July 2, 2005, related to store closures.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Interim Financial Statements — (Continued)
      The financial data of the Eddie Bauer Home operations, included in discontinued operations for all periods, is presented below:

	Successor Three	Predecessor Six	Predecessor Nine
	Months Ended	Months Ended	Months Ended
	October 1, 2005	July 2, 2005	October 2, 2004

Total revenue	$13,967	$39,177	$52,164
Income (loss) before taxes	(395)	(4,347)	1,615
Income tax (benefit) expense	(153)	(1,686)	646
Net (loss) income	(242)	(2,661)	969
      Assets and liabilities of the discontinued operations of the Successor as of October 1, 2005 and July 2, 2005 and of the Predecessor as of January 1, 2005 were as follows:

	Successor	Successor	Predecessor
	October 1, 2005	July 2, 2005	January 1, 2005

Cash and cash equivalents	$—	$3,293	$757
Receivables, net	462	2,754	2,240
Inventory	1,553	11,532	16,944
Other current assets	435	745	1,386

Total current assets	$2,450	$18,324	$21,327

Property and equipment, net	$—	$—	$8,579
Other assets	—	—	305

Total non-current assets	$—	$—	$8,884

Accounts payable	$604	$3,324	$3,972
Accrued expenses and other current liabilities	351	6,032	6,249

Total current liabilities	$955	$9,356	$10,221

Non-current liabilities	$—	$1,042	$4,914
Liabilities subject to compromise	—	—	7,986

Total non-current liabilities	$—	$1,042	$12,900

(6)	Intangible Assets
      Summarized below are the carrying values for the major classes of intangible assets that are amortized under Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, as well as the carrying values of those intangible assets that are not amortized.

	Successor as of October 1, 2005

		Gross Carrying	Accumulated
	Useful Life	Amount	Amortization

Intangible assets subject to amortization:
Customer lists	3 years	$9,000	$750
Licensing agreements	6 years	$35,000	$1,458
Intangible assets not subject to amortization:
Trademarks	n/a	$225,000	n/a
Goodwill	n/a	$265,747	n/a

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Interim Financial Statements — (Continued)
      The following table presents the estimated amortization expense for each of the following periods:

Estimated amortization expense for the years ending:
December 31, 2005	$4,417
December 30, 2006	$8,833
December 29, 2007	$8,833
January 3, 2009	$7,333
January 2, 2010	$5,834
Thereafter	$8,750

$44,000

(7)	Recent Accounting Pronouncements
      In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4. This Statement amends the guidance in Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. As required by SOP 90-7, the Company must adopt, as of the fresh start reporting date, all accounting guidance that would otherwise become effective within the next twelve months. The Company adopted SFAS 151 as of July 2, 2005. The adoption of SFAS 151 had no material impact on the Company’s financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment. This statement replaces SFAS No. 123, Accounting for Stock-Based Compensation and supersedes APB No. 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires companies to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees and to record compensation cost for all stock awards granted after the required effective date and for awards modified, repurchased, or cancelled after that date. In addition, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. As required by SOP 90-7, the Company must adopt, as of the fresh start reporting date, all accounting guidance that would otherwise become effective within the next twelve months. The Company adopted SFAS 123(R) as of July 2, 2005. There was no impact to the Company upon the adoption of SFAS 123(R) as the Company had no stock options outstanding as of July 2, 2005.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB Opinion No 29. This statement amends the guidance in Accounting Principles Board (“APB”) Opinion No. 29, Accounting for Nonmonetary Transactions, which is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. As required by SOP 90-7, the Company must adopt, as of the fresh start reporting date, all accounting guidance that would otherwise become effective within the next twelve months. The Company adopted SFAS 153 as of July 2, 2005. The Company did not enter into any exchanges of non-monetary assets and therefore there was no impact to the Company upon the adoption of SFAS 153.
      In December 2004, the FASB issued FASB Staff Position No. 109-2 (“FSP No. 109-2”), Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (“AJCA”). The AJCA creates a temporary incentive for U.S. corporations to repatriate foreign

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Interim Financial Statements — (Continued)
subsidiary earnings by providing an elective 85% dividends received deduction for certain dividends from controlled foreign corporations. In August 2005, the Treasury Department and the Internal Revenue Service (“IRS”) issued Notice 2005-64, the third in a series of notices, which was intended to provide additional guidance for U.S. companies evaluating the effect of the AJCA on plans for reinvestment or repatriation of foreign earnings. As required by SOP 90-7, the Company must adopt, as of the fresh start reporting date, all accounting guidance that would otherwise become effective within the next twelve months. The Company adopted FSP 109-2 as of July 2, 2005. The adoption of FSP 109-2 had no impact on the Company.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3. This Statement replaces APB Opinion No. 20, Accounting Changes and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions are required to be followed. As required by SOP 90-7, the Company must adopt, as of the fresh start reporting date, all accounting guidance that would otherwise become effective within the next twelve months. The Company adopted SFAS 154 as of July 2, 2005. The Company did not change any accounting principles and therefore there was no impact to the Company upon the adoption of SFAS 154.

(8)	Employee Benefit Plans
      Historically, the Company participated in the Spiegel post-retirement plans, which provide certain medical and life insurance benefits for eligible retired employees until age 65. As established in the Plan of Reorganization, the Company assumed the Spiegel post-retirement healthcare and life insurance plans (“other retirement plans”) and the defined benefit pension plan as of the Effective Date. Accordingly, the liabilities associated with these plans, in addition to those liabilities related to the Company’s employees already reflected on the Company’s combined balance sheet, were reflected in the consolidated fresh start balance sheet of the Successor as of July 2, 2005 (See Note 4). In accordance with the terms of the Spiegel pension plan, no new participants will be added to the plan subsequent to the Effective Date of the Plan of Reorganization.
      The following table represents the net periodic expense (benefit) related to all employees covered by the plans for the three months ended October 1, 2005 and the Company’s employees for the six months ended July 2, 2005 and nine months ended October 2, 2004:

	Successor Three	Predecessor Six	Predecessor Nine
	Months Ended	Months Ended	Months Ended
	October 1, 2005	July 2, 2005	October 2, 2004

Expense:
Service cost	$71	$123	$146
Interest cost	140	88	120
Recognized net actuarial cost	30	17	11
Amortization of prior service cost	(27)	(47)	(96)

Total expense	$214	$181	$181

      Contributions to the plan related to all employees covered by the plan for the three months ended October 1, 2005 were $227 and contributions related to the plan for the Company’s employees were $76 and $116 for the six months ended July 2, 2005 and the nine months ended October 2, 2004, respectively.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Interim Financial Statements — (Continued)
      The following table sets forth the funded status of the pension and other retirement plans, including all employees covered by the plans, as of the June 30, 2005 measurement date:

	Pension	Other Retirement
	Plan	Plans

Projected benefit obligation	$55,068	$9,624
Fair value of plan assets	45,416	—
Funded status	(9,652)	(9,624)
Unrecognized prior service cost	—	(852)
Unrecognized net (gain) loss	—	3,096

(Accrued) prepaid pension cost	$(9,652)	$(7,380)

      The following table presents the expected net periodic cost (benefit) for the pension plan and other retirement plans, including all employees covered by the plans, for the period of July 3, 2005 to December 31, 2005:

	Pension	Other Retirement
	Plan	Plans

Service cost	$—	$141
Interest cost	1,546	280
Expected return on assets	(1,875)	—
Amortization of prior service cost	—	(55)
Amortization of (gains) losses	—	62

Net periodic pension cost (benefit)	$(329)	$428

      There were no contributions other than those reflected above, related to the Company’s employees for the six months ended July 2, 2005 and nine months ended October 2, 2004 because the Spiegel pension and other retirement plans were assumed by the Successor effective July 2, 2005. Contributions to the plans, including all employees covered by the plans, are estimated to total $861 for fiscal 2005.

Actuarial Assumptions
      The measurement date of June 30, 2005 was used to determine pension assets and benefit obligations for both the pension and the other retirement plans. The actuarial assumptions used to compute the net periodic pension cost, non-qualified pension benefit cost and postretirement benefit cost are based upon information available as of the beginning of the year, specifically, market interest rates, past experience and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. In computing future costs and obligations, the Company must make assumptions about such things as employee mortality and turnover, expected salary and wage increases, discount rate, expected rate of return on plan assets and expected future cost increases.
      The actuarial assumptions used by the Company were as follows:

Discount rate	5.75%
Mortality table	GAR94
Expected return on assets	8.50%
      Two of these items generally have the most significant impact on the level of cost: (1) discount rate and (2) expected rate of return on plan assets.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Interim Financial Statements — (Continued)
      Annually, the Company sets its discount rate based upon the yields on high-quality fixed-income investments available at the measurement date and expected to be available during the period to maturity of the pension benefits.
      The expected rate of return on plan assets is the long-term rate of return the Company expects to earn on plan assets. The rate of return is determined by the investment composition of the plan assets and the long-term risk and return forecast for each asset category. The forecasts for each asset class are generated using historical information as well as an analysis of current and expected market conditions. The expected risk and return characteristics for each asset class are reviewed annually and revised, as necessary, to reflect changes in the financial markets. To compute the expected return on plan assets, the Company applies an expected rate of return to the fair value of the plan assets.
      In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act introduced a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. As the act applies to retirees over the age of 65, it does not impact the Company’s post-retirement health plan.

(9)	Reorganization Items
      The net expense resulting from the Company’s Chapter 11 filings and subsequent reorganization efforts has been segregated from income and expenses related to ongoing operations in the combined statements of operations for periods prior to the Effective Date and included the following:

	Predecessor Six	Predecessor Nine
	Months Ended	Months Ended
	July 2, 2005	October 2, 2004

Lease rejections	$2,749	$(3,708)
Professional service fees	10,705	24,977
Asset impairment and other, net	232	8,067
Severance and relocation	—	1,471

	$13,686	$30,807

      Lease rejection costs for the six months ended July 2, 2005 represented costs incurred to terminate leases at under-performing stores. The closure of the under-performing stores was part of the Company’s ongoing reorganization process, which received approval of the Bankruptcy Court. The lease rejection income for the nine months ended October 2, 2004 was due to lease termination agreements and mitigation of lease related claims.
      Professional service fees consist primarily of financial, legal, real estate and other consulting services directly associated with the reorganization process that were incurred by Spiegel and charged to the Predecessor.
      The closure of retail and outlet stores described above, as well as other facilities, resulted in the write off of approximately $222 and $1,178 for the six months ended July 2, 2005 and nine months ended October 2, 2004, respectively, primarily related to leasehold improvements that have no future benefit. The Predecessor also abandoned certain capital projects due to capital expenditure restrictions, which led to the write off of approximately $3,333 for the nine months ended October 2, 2004. On August 3, 2004, the Bankruptcy Court approved the sale of the Company’s three corporate headquarters office buildings located on 20 acres in Redmond, Washington to Microsoft Corporation for a total purchase price of $38,000. In connection with the sale of the property the Company entered into an agreement with Microsoft Corporation to lease the property

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Interim Financial Statements — (Continued)
for a term of three years, with an option to terminate the lease at no cost after two years. Loss on the sale was $2,937 and is recorded in reorganization items, net during the nine months ended October 2, 2004.
      During the nine months ended October 2, 2004, the Predecessor recorded severance and relocation costs of $1,471 associated with the termination of employees at various locations due to either the closure of locations or the overall reduction in workforce. As of July 2, 2005 and January 1, 2005, the remaining severance liability was $0 and $279, respectively.

(10)	Debt

Senior Secured Revolving Credit Facility
      On April 30, 2003, the bankruptcy court granted final approval for a $350 million senior secured debtor-in possession financing facility (“DIP Facility”) from Bank of America, N.A., Fleet Retail Finance, Inc. and The CIT Group/ Business Credit, Inc., which was later reduced to $150 million. Prior to the emergence from bankruptcy on June 21, 2005, the DIP Facility was available to supplement the Debtor’s existing cash flow during its reorganization process. During the reorganization process, no amounts were drawn under the DIP Facility. On June 21, 2005, a new loan and security agreement was executed by Eddie Bauer, Inc. and the same lenders. The facility is comprised of a revolving line of credit consisting of revolving loans and letters of credit up to $150 million to fund working capital needs.
      Advances under the senior secured revolving credit facility may not exceed a borrowing base equal to various percentages of the Company’s eligible accounts receivable balances and eligible inventory, less specified reserves. The senior secured revolving credit facility is secured by a first lien on the Company’s inventory and certain accounts receivable balances and by a second lien on all other assets. The senior secured revolving credit facility is guaranteed by Eddie Bauer Holdings and certain of its subsidiaries, including its primary operating subsidiary, Eddie Bauer, Inc. Availability under the senior secured revolving credit facility was $110.4 million as of October 1, 2005. As of December 12, 2005, the Company’s availability was $115 million and $7.5 million had been drawn under the facility.
      Borrowings under the senior secured revolving credit facility bear interest at LIBOR plus 1.25% if the average aggregate borrowings outstanding (based upon the preceding calendar month) are less than $75 million, or at LIBOR plus 1.50% if the average aggregate borrowings outstanding are greater than or equal to $75 million. In addition, the Company is required to pay an unused commitment fee of 0.25% per annum on the unused amount, plus a letter of credit fee. The senior secured revolving credit facility is scheduled to terminate on June 21, 2010.
      The agreement requires that at any time the availability under the agreement is less than 10% of the maximum revolver available, the Company is required to maintain a consolidated fixed charge ratio (as defined in the agreement) of at least 1.25:1.00. The agreement also limits the Company’s capital expenditures to $50 million in 2005, $60 million in 2006, 2007 and 2008, and $70 million in 2009 and 2010. Finally, there are additional covenants that restrict the Company from entering into certain merger, consolidation and sale transactions outside the normal course of business; from making certain distributions or changes in our capital stock; from entering into certain guarantees; from incurring debt beyond what is specified within the agreement; and other customary covenants. As of October 1, 2005, the Company was in compliance with these covenants.

Senior Secured Term Loan
      On June 21, 2005, the Company entered into a $300 million senior secured term loan agreement with various lenders. As of June 21, 2005, the senior secured term loan was a base rate loan. On June 23, 2005, the Company converted 100% of the senior secured term loan to Eurodollar loans. In accordance with the senior secured term loan agreement, the Company is required to repay $750 on a quarterly basis from September 30,

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Interim Financial Statements — (Continued)
2005 through March 31, 2011, with the remaining balance of $282,750 due upon maturity of the loan on June 21, 2011. The senior secured term loan agreement includes mandatory prepayment provisions, including a requirement that a certain percentage of any excess cashflows, as defined in the agreement and measured on an annual basis beginning December 31, 2005, be applied to repayment of the loan. The senior secured term loan is secured by a first lien on certain of the Company’s real estate assets and trademarks and by a second lien on all other assets.
      For the first four full fiscal quarters after June 21, 2005, interest on the loan is calculated as the greater of the prime rate or the federal funds effective rate plus one-half of one percent plus 1.75% in the case of a base rate loan, or LIBOR plus 2.75% in the case of Eurodollar loans. Thereafter, interest is calculated as the greater of the prime rate or the federal funds effective rate plus one-half of one percent plus 1.50% to 2.00% in the case of a base rate loan, or LIBOR plus 2.5% to 3.0% in the case of Eurodollar loans, based upon the Company’s consolidated leverage ratio (as defined in the agreement). Interest is payable quarterly on the last day of each March, June, September and December for base rate loans. For Eurodollar loans having an interest period of three months or less, the last day of such interest period, or for Eurodollar loans having an interest period of longer than three months, each day that is three months after the first day of such interest period. As required by the agreement, within 120 days after June 21, 2005, and thereafter, the Company is required to enter into interest rate swap agreements such that at least 50% of the aggregate principal amount of the outstanding loan is subject to either a fixed interest rate or interest rate protection for a period of not less than three years. As of October 1, 2005, the Company had not entered into any interest rate swap agreements. See Note 17 for discussion of the interest rate swap agreement the Company entered into subsequent to October 1, 2005.
      The senior secured term loan agreement requires us to maintain certain financial condition covenants including a consolidated leverage ratio and a consolidated fixed charge coverage ratio. Under the agreement, the Company is permitted to have a consolidated leverage ratio greater than 3.50 to 1.00 for the fiscal quarters ending September 30, 2005 and December 31, 2005 and thereafter being reduced on a graduated basis from 3.25 to 1.00 at March 31, 2006 to 1.50 to 1.00 at March 31, 2009. In addition, the Company’s consolidated fixed coverage ratio must be less than 1.25 to 1.00 for the quarters ending September 30, 2005 through September 30, 2006 and thereafter increases to 1.375 to 1.00 at December 31, 2006 and to 1.50 to 1.00 for the quarters ending March 31, 2007 through June 30, 2011. In addition to the financial condition covenants, the agreement limits the Company’s capital expenditures to $50 million in 2005, $60 million in 2006, 2007 and 2008, and $70 million in 2009, 2010 and 2011. Finally, there are additional covenants that restrict the Company from entering into certain merger, consolidation and sale transactions outside the normal course of business; from making certain distributions or changes in our capital stock; from entering into certain guarantees; from incurring debt beyond what is specified within the agreement; and other customary covenants. As of October 1, 2005, the Company was in compliance with these covenants.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Interim Financial Statements — (Continued)

(11)	Income taxes
      The components of income tax expense (benefit), excluding the tax impacts related to the discontinued operations, for the three months ended October 1, 2005, the six months ended July 2, 2005 and nine months ended October 2, 2004 were as follows:

	Successor Three	Predecessor Six	Predecessor Nine
	Months Ended	Months Ended	Months Ended
	October 1, 2005	July 2, 2005	October 2, 2004

Current:
Federal	$(3,627)	$1,985	$(26)
State	(676)	371	(5)
Foreign	951	2,139	1,904

	$(3,352)	$4,495	$1,873
Deferred:
Federal	$(921)	$55	$(864)
State	(178)	11	(167)
Foreign	139	285	278

	$(960)	$351	$(753)

	$(4,312)	$4,846	$1,120

      Income tax expense (benefit) related to discontinued operations was $(153), $(1,686) and $646 for the three months ended October 1, 2005, six months ended July 2, 2005 and nine months ended October 2, 2004, respectively.
      The differences between the provision (benefit) for income taxes at the U.S. statutory rate and the amounts shown in the combined statements of operations for the three months ended October 1, 2005, the six months ended July 2, 2005 and nine months ended October 2, 2004 were as follows:

	Successor Three	Predecessor Six	Predecessor Nine
	Months Ended	Months Ended	Months Ended
	October 1, 2005	July 2, 2005	October 2, 2004

Income tax expense (benefit) at U.S. statutory rate	$(3,776)	$22,625	$(2,528)
State income taxes (net of federal income tax expense/benefit)	(510)	31	(479)
Rate differential for foreign income taxes	276	568	553
Non-taxable income related to fresh start adjustment	—	(20,378)	—
Nondeductible reorganization expenses	—	2,280	4,008
Other nondeductible expenses	(302)	(280)	(434)

Income tax expense (benefit)	$(4,312)	$4,846	$1,120

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Interim Financial Statements — (Continued)
      Income from continuing operations before income tax expense (benefit) for the three months ended October 1, 2005, the six months ended July 2, 2005 and nine months ended October 2, 2004 were as follows:

	Successor Three	Predecessor Six	Predecessor Nine
	Months Ended	Months Ended	Months Ended
	October 1, 2005	July 2, 2005	October 2, 2004

Income (loss) from U.S. operations	$(13,516)	$59,041	$(12,682)
Income from foreign operations	2,727	5,603	5,459

Income (loss) from continuing operations before income tax expense	$(10,789)	$64,644	$(7,223)

      Significant components of the Company’s deferred income tax assets and liabilities as of the fresh start accounting date of July 2, 2005 were as follows:

Successor
As of
July 2, 2005

Deferred tax assets — current
Net operating loss carryforwards	$27,273

Total deferred tax assets — current	$27,273

Deferred tax assets — non-current
Net operating loss carryforwards	$200,184
Property and equipment	15,391
Deferred rent obligations	6,861
Pension and other post-retirement obligations	6,757
Allowance for sales returns	3,598
Accrued vacation	2,131
Capitalized inventory costs	1,130
Other	5,397

Subtotal	$241,449
Less: Valuation allowance	(32,157)

Total deferred tax assets — non-current	$209,292
Deferred tax liabilities — non-current
Intangible assets	$(104,622)
Prepaid expenses	(2,301)
Reserve for inventory losses	(2,833)
Equity investments in foreign joint ventures	(1,427)

Total deferred tax liabilities — non-current	(111,183)

Net deferred tax assets — non-current	$98,109

      As established in the Plan of Reorganization, on July 2, 2005, Spiegel’s subsidiaries, FSAC and SAC were contributed to Eddie Bauer Holdings, Inc. Both FSAC and SAC had significant tax net operating loss carryforwards (“NOLs”), which totaled approximately $650 million ($228 million tax affected) as of July 2,

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Interim Financial Statements — (Continued)
2005. As discussed below, the Company may be subject to certain limitations on the use of the NOLs in future periods. As a result of these limitations, the Company concluded that it was more likely than not that a portion of the NOLs would expire and go unused. Accordingly, in conjunction with the Company’s application of fresh start accounting effective July 2, 2005, a valuation allowance was established. The Company had no material foreign net operating loss carryforwards as of July 2, 2005.
      The Internal Revenue Code’s Section 382 places certain limitations on the annual amount of net operating loss carryforwards that can be utilized if certain changes to a company’s ownership occur. The Company believes that the issuance of the Eddie Bauer Holdings common stock to the respective creditors under the approved Plan of Reorganization qualified as an exception to the change in ownership specifications under Section 382. Additionally, in order to preserve the NOLs and the exception to the limitation of their use, the Company established within their certification of incorporation certain trading restrictions and ownership limitations to their common stock. These trading restrictions and ownership limitations expire under certain circumstances, but in no event prior to January 1, 2008. Upon the expiration of these trading restrictions and ownership limitations, the Company anticipates that it will be subject to the limitations defined under Section 382 and therefore the utilization of their NOLs will be limited. Based upon this anticipated limitation, the Company believes that some of the NOLs will expire before being fully utilized and has established a valuation allowance in the amount of $91.9 million ($32.2 million tax affected) against the NOLs as of July 2, 2005.
      Gross deferred tax assets at July 2, 2005 were reduced by valuation allowances of $32.2 million related to certain deferred tax assets existing at the time of the Company’s emergence from bankruptcy. In the future, if the Company determines that the realization of these deferred tax assets is more likely than not, the reversal of the related valuation allowance will reduce goodwill instead of the provision for taxes.

(12)	Stock Compensation
      In August 2005, our board of directors adopted the Eddie Bauer Holdings, Inc. 2005 Stock Incentive Plan (the “Stock Incentive Plan”), as amended on November 3, 2005 and December 8, 2005. The Stock Incentive Plan will remain effective for ten years if not sooner terminated by our board of directors. The Stock Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted awards, performance awards, stock appreciation rights and inducement awards, which may be granted to our directors and employees and consultants of the Company or its affiliates. However, no incentive stock option may be exercised unless and until the Stock Incentive Plan has been approved by the Company’s stockholders within one year, and on or after December 9, 2005, no incentive or nonstatutory stock option or stock appreciation right (except for inducement awards) may be exercised, and no other awards may be granted until the Stock Incentive Plan has been approved by the Company’s stockholders. If the Company’s stockholders do not approve the Stock Incentive Plan by August 3, 2006, any awards contingent on stockholder approval, with the exception of awards made prior to December 9, 2005, and inducement awards made on or after December 9, 2005 will be rescinded and no new awards will be made under the Stock Incentive Plan. In accordance with the Stock Incentive Plan, the Company has reserved 2.1 million shares for future awards under the plan. As of October 1, 2005, none of the shares under the Stock Incentive Plan had been granted. See Note 17 for further discussion of shares granted under the Stock Incentive Plan in November 2005.

(13)	Guarantees
      The Company has applied the measurement and disclosure provisions of FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees of the Indebtedness of Others, to agreements that contain guarantee and certain other indemnification clauses. FIN 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Interim Financial Statements — (Continued)
obligation it assumes under the guarantee. The Company is party to various contractual agreements under which it may be obligated to indemnify the other party for certain matters. These contracts include commercial contracts, operating leases, trademarks, financial agreements and various other agreements. Under these contracts, the Company may provide certain routine indemnifications relating to representations and warranties. The terms of these indemnifications range in duration and may not be explicitly defined. The Company is unable to estimate the potential liability for these types of indemnifications as the agreements generally do not specify a maximum amount, and the amounts are often dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant indemnification payments under such agreements and no amounts have been accrued in the Company’s financial statements.
      As of January 1, 2005, the Company had guaranteed the outstanding debt of Spiegel, which had a maximum exposure of approximately $1.4 billion. In connection with the Effective Date of the Plan of Reorganization, this debt and the related guarantee were discharged on June 21, 2005.

(14)	Commitments and Contingencies

Litigation
      The Company is routinely involved in a number of legal proceedings and claims that cover a wide range of matters. In the opinion of management, the outcome of these matters is not expected to have any material adverse effect on the combined financial position or results of operations of the Company.

Promissory Note
      In conjunction with the Plan of Reorganization, Eddie Bauer Holdings issued a non-recourse promissory obligation to a liquidating trust established for the benefit of the creditors of Spiegel, pursuant to which Eddie Bauer Holdings, Inc. is obligated to pay the creditors’ trust approximately 90% of any proceeds received by SAC and FSAC in respect of securitization interests held by either entity in certain pre-petition securitization transactions to which Spiegel and its subsidiaries were a party.

Professional Service Fees related to Bankruptcy Proceedings
      Included in accounts payable and cash and cash equivalents as of October 1, 2005 was $17,857 designated by the creditor’s Trust for the payment of professional service fees related to the Company’s bankruptcy proceedings that must be returned to the creditor’s Trust if not used.

Lease Commitment
      On December 14, 2005, the Company executed a lease agreement for a new corporate headquarters location in Bellevue, Washington. The lease commences on June 1, 2007 and has a term of 15 years. The total commitment over the term of the lease is $84.5 million.

(15)	Affiliated Company Transactions
      The operating expenses of DFS, which are included in the combined financial statements of the Predecessor, and SGTS, of which the Saint John results are included in the combined financial statements of the Predecessor, were historically charged to Spiegel’s various subsidiaries and operations (including the Predecessor) based upon calculating average rates per transaction multiplied by the number of transactions (i.e., units shipped for DFS and call volumes for SGTS) incurred by each operation. The operating expenses

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Interim Financial Statements — (Continued)
of the IT Group, which are also included in the combined financial statements of the Predecessor, were charged to Spiegel’s various subsidiaries and operations (including the Predecessor and among each other) based upon a shared allocation percentage for infrastructure costs and a labor rate for development and support costs. Charges among the operations of Eddie Bauer, DFS, Saint John and the IT Group included in the Predecessor’s combined financial statements have been eliminated. Charges to Spiegel’s other subsidiaries and operations are separately reflected as revenue from Spiegel-affiliated parties in the combined statements of operations and totaled $0 for the three months ended October 1, 2005 and six months ended July 2, 2005 and $36,457 for the nine months ended October 2, 2004.
      Charges for services provided by SGTS call centers other than by Saint John were approximately $0 for the three months ended October 1, 2005 and six months ended July 2, 2005 and $7,921 for the nine months ended October 2, 2004, and are included in selling, general, and administrative expenses in the combined statements of operations.
      The due to/from Spiegel and its subsidiaries resulted principally from management fees, including other general and administrative costs allocated to the Predecessor, the operating expenses of DFS, SGTS and the IT Group described above, and centralized cash management, including the settlement of income tax payments. Management fees charged by Spiegel were $1,328 for the six months ended July 2, 2005 and $5,402 for the nine months ended October 2, 2004. The payroll and other direct charges were apportioned based upon a shared allocation percentage derived for each operation. Other general and administrative expenses were allocated based upon a percentage of net sales of each operation. The costs allocated to the Predecessor are not necessarily indicative of the costs that would have been incurred if the Predecessor had obtained such services independently, nor are they indicative of costs that will be incurred in the future. However, management believes that such allocations are reasonable. No management fees were allocated from Spiegel subsequent to July 2, 2005. Income tax payments recorded through the due to/from Spiegel totaled $4,495 for the six months ended July 2, 2005 and $1,873 for the nine months ended October 2, 2004. No income tax payments (refunds) were settled through the due to/from Spiegel account subsequent to July 2, 2005.
      The Predecessor received and made advances through the due to/from Spiegel as necessary to meet working capital requirements. Interest expense on the due to/from Spiegel was $0 for the six months ended July 2, 2005 and $8 for the nine months ended October 2, 2004. No interest expense was allocated from Spiegel subsequent to July 2, 2005.
      During the nine months ended October 2, 2004, certain capitalized software and hardware assets were transferred from the Predecessor to SGTS (excluding Saint John) and to affiliates amounting to $336 and $513, respectively and certain capitalized software and hardware assets were transferred to the Predecessor from affiliates amounting to $90.
      Spiegel also charged the Company $7,837 and $24,062 for reorganization costs incurred on behalf on the Predecessor during the six months ended July 2, 2005 and nine months ended October 2, 2004, respectively. Reorganization expenses were allocated based upon the percentage of net sales of each merchant business. See Note 9 for further discussion of the reorganization costs.
      Additionally, the Predecessor has historically paid expenses on behalf of other affiliates of Spiegel and recorded a receivable within due to/from Spiegel for these expenses.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Interim Financial Statements — (Continued)

(16)	Related Party Transactions

Eddie Bauer International, Inc. and Eddie Bauer International (Americas), Inc.
      Eddie Bauer International, Inc. (“EBI”) and Eddie Bauer International (Americas), Inc. (“EBI Americas”) serve as the Company’s principal buying agents to contract suppliers, inspect goods and handle shipping for the Company. EBI and EBI Americas were affiliated with the Company through common ownership, as they are subsidiaries of Otto Asia Holding KG, a former affiliate of Spiegel. EBI has an office in Hong Kong and EBI Americas has an office in Miami, Florida, sourcing product in Asia and the Americas, respectively. The dollar amounts and percentages of total product sourced by EBI and EBI Americas during the three months ended October 1, 2005, six months ended July 2, 2005 and nine months ended October 2, 2004 are as follows:

	Successor		Predecessor		Predecessor
	Three Months		Six Months		Nine Months
	Ended		Ended		Ended

	October 1, 2005		July 2, 2005		October 2, 2004

EBI	$122,000	82.9%	$147,780	70.1%	$284,937	75.5%
EBI Americas	$18,054	12.3%	$30,412	14.4%	$62,600	16.6%
      The Company paid $3,950, $4,784 and $9,225 for EBI services during the three months ended October 1, 2005, six months ended July 2, 2005 and nine months ended October 2, 2004, respectively. The Company paid $576, $983 and $2,084 for EBI Americas services during the three months ended October 1, 2005, six months ended July 2, 2005 and nine months ended October 2, 2004, respectively. These costs are included in costs of sales in the combined statements of operations.

Investments in Joint Ventures
      The Company holds equity interests in Eddie Bauer Japan, Inc. (“Eddie Bauer Japan”) and Eddie Bauer GmbH & Co. (“Eddie Bauer Germany”). The following royalty revenues were recognized for the three months ended October 1, 2005, six months ended July 2, 2005 and nine months ended October 2, 2004:

	Eddie Bauer	Eddie Bauer
	Japan	Germany

Successor:
Three months ended October 1, 2005	$859	$552
Predecessor:
Six months ended July 2, 2005	$2,021	$985
Nine months ended October 2, 2004	$2,496	$2,020

(17)	Subsequent Events

Interest Rate Swap Agreement
      In accordance with the requirements under the Company’s term loan, in October 2005, the Company entered into an interest rate swap agreement with a total notional value of $150 million. The interest rate swap agreement effectively converts $150 million of the Company’s floating-rate debt to a fixed-rate by having the Company pay fixed-rate amounts in exchange for the receipt of the amount of the floating-rate interest payments. The fixed-rate under the interest rate swap agreement is 4.665%, effectively converting the variable interest rate to a fixed rate of 4.665% plus the applicable margin of 2.75%. The interest rate swap agreement terminates in conjunction with the termination of the term loan in June 2011.

Eddie Bauer Holdings, Inc.
Notes to Consolidated and Combined Interim Financial Statements — (Continued)

Stock Incentive Plan Grants
      On November 3, 2005, our board of directors approved stock option grants and restricted stock awards to certain officers and employees of the Company and the Company’s non-employee directors. Stock option grants totaling 520,000 were approved for certain officers and employees of the Company at an exercise price of $23.37 per share. One-fourth of the stock options vested on November 3, 2005, with the remaining stock option grants vesting one-fourth on November 3, 2006, one-fourth on November 3, 2007 and one-fourth on November 3, 2008. Each non-employee director received a grant of 17,000 stock options with an exercise price of $23.37 per share. The non-employee directors’ options vest ratably over three years, with one-third of the stock options vesting on November 3, 2006, one-third on November 3, 2007 and one-third on November 3, 2008. Restricted stock awards totaling 980,000 were approved for certain officers and employees of the Company and each non-employee director received a grant of 4,280 restricted stock units. The restricted stock awards will vest ratably over three years, with one-third of the restricted stock units vesting on July 1, 2006, one-third on July 1, 2007 and one-third on July 1, 2008. The stock option grants and restricted stock awards will be accounted for in accordance with SFAS No. 123(R), Share-Based Payment.

EXHIBITS
      (b) The following exhibits are filed as part of this registration statement:

Exhibit
No.		Document

2.1		Modified First Amended Joint Plan of Reorganization of Affiliated Debtors pursuant to Chapter 11 of the Bankruptcy Code, dated as of May 23, 2005.

3.1		Certificate of Incorporation of Eddie Bauer Holdings, Inc.

3.2		Bylaws of Eddie Bauer Holdings, Inc.

4.1		Article V of the Certificate of Incorporation of Eddie Bauer Holdings, Inc., included in Exhibit 3.1.

10.1		Term Loan Agreement, dated as of June 21, 2005, among Eddie Bauer Holdings, Inc., Eddie Bauer, Inc. as Borrower, the Lenders, General Electric Capital Corporation as Syndication Agent, Credit Suisse as Documentation Agent and JPMorgan Chase Bank, N.A. as Administrative Agent.

10.2		Loan and Security Agreement, dated as of June 21, 2005, among the Lenders, Bank of America, N.A. as Agent, Banc of America Securities LLC as Sole Lead Arranger and Book Manager, Bank of America, N.A. and the CIT Group/Business Credit, Inc. as Co-Syndication Agents, GE Capital Corporation as Documentation Agent, Eddie Bauer, Inc. as Borrower and Eddie Bauer Holdings, Inc., Eddie Bauer Services, LLC, Distribution Fulfillment Services, Inc. (DFS) and Eddie Bauer Information Technology, LLC as Guarantors.

10.3		Intercreditor Agreement, dated as of June 21, 2005, by and between Bank of America, N.A., as agent, JPMorgan Chase Bank, N.A. as administrative agent, Eddie Bauer Holdings, Inc., Eddie Bauer, Inc. and certain direct and indirect subsidiaries of Eddie Bauer, Inc.

10.4		Settlement Agreement, dated as of December 3, 2004, by and among Spiegel, Inc., Newport News, Inc., Eddie Bauer, Inc., Spiegel Catalog, Inc., Spiegel Catalog Services, LLC, Spiegel Credit Corporation III, Spiegel Acceptance Corporation, First Consumers National Bank, Michael Crüsemann, Horst Hansen, Martin Zaepfel, Michael Otto, Spiegel Holdings, Inc., Otto (GmbH & Co KG) and The Bank of New York, as Trustee.

10	.5(a)	Joint Venture Agreement, dated September 28, 1993, between Eddie Bauer, Inc. and Otto-Sumisho Inc.

10	.5(b)	Joint Venture Agreement, dated June 6, 1995, by and between Eddie Bauer, Inc., Handelsgesellschaft Heinrich Heine GmbH and Sport-Scheck GmbH.

10	.6(a)	Buying Agency Agreement, dated June 29, 2005, by and between Eddie Bauer International, Ltd. and Eddie Bauer, Inc.*

10	.6(b)	Buying Agency Agreement, dated June 29, 2005, by and between Eddie Bauer International (Americas) LLC and Eddie Bauer, Inc.*

10.7		Vendor Payment Services Agreement, dated June 29, 2005, between Eddie Bauer, Inc. and Otto International (Hong Kong) Limited.*

10.8		Private Label Credit Card Program Agreement, dated May 2, 2003, between World Financial Network National Bank, Spiegel, Inc. and Eddie Bauer, Inc.*

10	.9(a)	Lease dated August 13, 2004, between Eddie Bauer, Inc. and Microsoft Corporation.

10	.9(b)	Lease dated December 14, 2005 between Lincoln Square Office, LLC and Eddie Bauer, Inc.

10	.9(c)	Lease dated January 23, 2001, by and among PlazaCorp Retail Properties, Spiegel Group Teleservices — Canada, Inc. and Spiegel, Inc., as guarantor, as amended by a First Amendment dated June 18, 2001 and a Second Amendment dated December 11, 2001.

10	.10(a)	Amended and Restated Employment Agreement, dated December 14, 2005, by and between Eddie Bauer Holdings, Inc. and Eddie Bauer, Inc., and Fabian Mansson.

10	.10(b)	Letter Agreement, dated July 12, 2004, by and between Eddie Bauer, Inc. and Kathy Boyer.

10	.10(c)	Letter Agreement, dated March 14, 2005, by and between Eddie Bauer, Inc. and Timothy McLaughlin.

10	.10(d)	Letter Agreement, dated March 11, 2005, by and between Eddie Bauer, Inc. and Shelley Milano.

10.11		Eddie Bauer Holdings, Inc. 2005 Stock Incentive Plan.

Exhibit
No.	Document

10.12	Form of Stock Option Agreement.

10.13	Form of Restricted Stock Unit Award Certificate.

10.14	Form of Restricted Stock Award Certificate.

10.15	Form of Non-Employee Director Stock Option Agreement.

10.16	Form of Non-Employee Director Restricted Stock Unit Award Certificate.

10.17	Form of Non-Employee Director Restricted Stock Award Certificate.

10.18	Eddie Bauer Holdings, Inc. Senior Officer Change in Control Compensation Benefits Plan.

10.19	Form of Senior Officer Change in Control Compensation Benefits Plan Participation Agreement.

10.20	Eddie Bauer Holdings, Inc. Non-Qualified Deferred Compensation Plan.

10.21	Eddie Bauer Holdings, Inc. 2005 Annual Incentive Plan.

10.22	Spiegel Group Severance Plan.

10.23	Form of Indemnification Agreement for Directors and Executive Officers of Eddie Bauer Holdings, Inc.

11	Statement regarding computation of per share earnings.

21	Subsidiaries of Eddie Bauer Holdings, Inc.

*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURES
      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EDDIE BAUER HOLDINGS, INC.

By: /s/ Fabian Mansson

Name: Fabian Mansson
Title: President and Chief Executive Officer
Date: December 15, 2005

S-1

EXHIBIT INDEX

Exhibit
No.		Document

2.1		Modified First Amended Joint Plan of Reorganization of Affiliated Debtors pursuant to Chapter 11 of the Bankruptcy Code, dated as of May 23, 2005.

3.1		Certificate of Incorporation of Eddie Bauer Holdings, Inc.

3.2		Bylaws of Eddie Bauer Holdings, Inc.

4.1		Article V of the Certificate of Incorporation of Eddie Bauer Holdings, Inc., included in Exhibit 3.1.

10.1		Term Loan Agreement, dated as of June 21, 2005, among Eddie Bauer Holdings, Inc., Eddie Bauer, Inc. as Borrower, the Lenders, General Electric Capital Corporation as Syndication Agent, Credit Suisse as Documentation Agent and JPMorgan Chase Bank, N.A. as Administrative Agent.

10.2		Loan and Security Agreement, dated as of June 21, 2005, among the Lenders, Bank of America, N.A. as Agent, Banc of America Securities LLC as Sole Lead Arranger and Book Manager, Bank of America, N.A. and the CIT Group/Business Credit, Inc. as Co-Syndication Agents, GE Capital Corporation as Documentation Agent, Eddie Bauer, Inc. as Borrower and Eddie Bauer Holdings, Inc., Eddie Bauer Services, LLC, Distribution Fulfillment Services, Inc. (DFS) and Eddie Bauer Information Technology, LLC as Guarantors.

10.3		Intercreditor Agreement, dated as of June 21, 2005, by and between Bank of America, N.A., as agent, JPMorgan Chase Bank, N.A. as administrative agent, Eddie Bauer Holdings, Inc., Eddie Bauer, Inc. and certain direct and indirect subsidiaries of Eddie Bauer, Inc.

10.4		Settlement Agreement, dated as of December 3, 2004, by and among Spiegel, Inc., Newport News, Inc., Eddie Bauer, Inc., Spiegel Catalog, Inc., Spiegel Catalog Services, LLC, Spiegel Credit Corporation III, Spiegel Acceptance Corporation, First Consumers National Bank, Michael Crüsemann, Horst Hansen, Martin Zaepfel, Michael Otto, Spiegel Holdings, Inc., Otto (GmbH & Co KG) and The Bank of New York, as Trustee.

10	.5(a)	Joint Venture Agreement, dated September 28, 1993, between Eddie Bauer, Inc. and Otto-Sumisho Inc.

10	.5(b)	Joint Venture Agreement, dated June 6, 1995, by and between Eddie Bauer, Inc., Handelsgesellschaft Heinrich Heine GmbH and Sport-Scheck GmbH.

10	.6(a)	Buying Agency Agreement, dated June 29, 2005, by and between Eddie Bauer International, Ltd. and Eddie Bauer, Inc.*

10	.6(b)	Buying Agency Agreement, dated June 29, 2005, by and between Eddie Bauer International (Americas) LLC and Eddie Bauer, Inc.*

10.7		Vendor Payment Services Agreement, dated June 29, 2005, between Eddie Bauer, Inc. and Otto International (Hong Kong) Limited.*

10.8		Private Label Credit Card Program Agreement, dated May 2, 2003, between World Financial Network National Bank, Spiegel, Inc. and Eddie Bauer, Inc.*

10	.9(a)	Lease dated August 13, 2004, between Eddie Bauer, Inc. and Microsoft Corporation.

10	.9(b)	Lease dated December 14, 2005 between Lincoln Square Office, LLC and Eddie Bauer, Inc.

10	.9(c)	Lease dated January 23, 2001, by and among PlazaCorp Retail Properties, Spiegel Group Teleservices — Canada, Inc. and Spiegel, Inc., as guarantor, as amended by a First Amendment dated June 18, 2001 and a Second Amendment dated December 11, 2001.

10	.10(a)	Amended and Restated Employment Agreement, dated December 14, 2005, by and between Eddie Bauer Holding, Inc. and Eddie Bauer, Inc., and Fabian Mansson.

10	.10(b)	Letter Agreement, dated July 12, 2004, by and between Eddie Bauer, Inc. and Kathy Boyer.

10	.10(c)	Letter Agreement, dated March 14, 2005, by and between Eddie Bauer, Inc. and Timothy McLaughlin.

10	.10(d)	Letter Agreement, dated March 11, 2005, by and between Eddie Bauer, Inc. and Shelley Milano.

10.11		Eddie Bauer Holdings, Inc. 2005 Stock Incentive Plan.

10.12		Form of Stock Option Agreement.

Exhibit
No.	Document

10.13	Form of Restricted Stock Unit Award Certificate.

10.14	Form of Restricted Stock Award Certificate.

10.15	Form of Non-Employee Director Stock Option Agreement.

10.16	Form of Non-Employee Director Restricted Stock Unit Award Certificate.

10.17	Form of Non-Employee Director Restricted Stock Award Certificate.

10.18	Eddie Bauer Holdings, Inc. Senior Officer Change in Control Compensation Benefits Plan.

10.19	Form of Senior Officer Change in Control Compensation Benefits Plan Participation Agreement.

10.20	Eddie Bauer Holdings, Inc. Non-Qualified Deferred Compensation Plan.

10.21	Eddie Bauer Holdings, Inc. 2005 Annual Incentive Plan.

10.22	Spiegel Group Severance Plan.

10.23	Form of Indemnification Agreement for Directors and Executive Officers of Eddie Bauer Holdings, Inc.

11	Statement regarding computation of per share earnings.

21	Subsidiaries of Eddie Bauer Holdings, Inc.

*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.